Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

May 15, 2014

VIA EDGAR CORRESPONDENCE

Michelle Roberts, Senior Counsel

Office of Insured Investments

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Union Central Life Insurance Company and
Ameritas Life Insurance Corp. Merger
Carillon Account ("Registrant")
File Nos. 333 - _______; 811-04063
Advantage VA III (Second Example Filing)

Dear Ms. Roberts:

            On behalf of Ameritas Life Insurance Corp. ("ALIC") and its wholly owned subsidiary The Union Central Life Insurance Company ("UCL"), enclosed for the staff's review is a copy of the above-referenced draft Registration Statement reflecting the planned merger of UCL into ALIC (the "Merger").  As discussed and defined below, July 1, 2014 is the Effective Date of the Merger.  The actual filing of the Registration Statement on EDGAR and other ALIC registration statements on Form N-4 and N-6 reflecting the Merger ("Merger Filings") will be filed on July 1, 2014.  All Merger Filings will conform in all material respects to the Second Example Filing with respect to disclosure reflecting the Merger.  The Merger Filings will be accompanied by a combined request for immediate acceleration on July 1, 2014.  Thus, this Second Example Filing is submitted to provide the Securities and Exchange Commission staff ("SEC Staff") with an exemplary document for review that will facilitate the SEC Staff's ability to immediately declare all Merger Filings effective.

              I.          Purpose of the Second Example Filing

              As described in previous correspondence from ALIC to the SEC dated December 16, 2013 (the "Merger Process Letter"), UCL plans to merge with and into its parent ALIC, effective on July 1, 2014 (the "Effective Date").  Upon the Effective Date, ALIC will assume legal ownership of all of the assets of UCL's separate accounts registered under the Investment Company Act of 1940 ("UCL Accounts") by virtue of an intact transfer of the UCL Accounts.  In addition, ALIC will assume legal ownership of the general account assets of UCL, and will become directly liable for UCL's liabilities and obligations with respect to the outstanding variable annuity and variable life insurance contracts currently funded by the UCL Accounts (the "Contracts").

              As explained in the Merger Process Letter, pursuant to the Merger, ALIC plans to file new registration statements under the Securities Act of 1933 to reflect the change in depositor of the UCL Accounts, and ALIC's assumption of UCL's contractual obligations and liabilities under the Contracts.  These Merger Filings will include financial statements for each of the Life Insurance Companies involved in the Merger and unaudited pro forma financial statements reflecting the consummation of the Merger.

              As described in the Merger Process Letter, pursuant to the Merger agreement, both of the UCL Accounts, including the Registrant, will be transferred intact to ALIC and become part of ALIC on the Effective Date.  In order to ensure the continuous registration of the Contracts following the Merger, ALIC and the transferred UCL Accounts plan to file initial registration statements describing the Contracts on July 1, 2014.  These Merger Filings will describe ALIC as the depositor of the transferred accounts, and will include any other changes necessary.

              The enclosed draft Second Example Filing, relating to UCL's Advantage VA III contract, includes examples of the disclosure changes to reflect the Merger that will be included in the other Merger Filings.    It includes a prospectus supplement describing the Merger, other relevant supplements not superseded by subsequent disclosure, the most recent prospectus (dated May 1, 2012), an SAI supplement, the most recent SAI (dated May 1, 2012), financial statements more fully described below and a Part C.  It is intended to serve as an example for the SEC Staff of the disclosure changes related to the Merger that will be included in ALIC's other Merger Filings on July 1, 2014.1

              II.          Financial Statements

              The financial statements included in this Second Example Filing are the audited financial statements of Carillon Account and the audited financial statements of ALIC, the audited financial statements of UCL, the audited financial statements of Acacia Life Insurance Company, and the unaudited pro forma financial information of ALIC reflecting the Merger on a pro forma basis.

              If you have any questions or comments concerning this Second Example Filing or the planned filings, please telephone me at 402-467-7847.  Thank you for your assistance.

Respectfully submitted,

/s/  Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel, Variable Contracts and AIC

[1] This Second Example Filing is representative of the form that will be used for three of the Merger Filings, each of which is a variable annuity.  Another example filing will be submitted as representative of the form that will be used for four of the Merger Filings, each of which is a variable life insurance policy.

As filed with the Securities and Exchange Commission on July 1, 2014.

Securities Act Registration No. 333-

Investment Act Registration No. 811-04063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No.____	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 60	[X]

CARILLON ACCOUNT
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

ROBERT G. LANGE
Vice President, General Counsel & Assistant Secretary, Individual
Ameritas Life Insurance Corp.
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

Title of Securities Being Registered: Securities of Unit Investment Trust
"Advantage VA III" Flexible Premium Deferred Variable Annuity

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under Advantage VA III variable annuity contracts ("Contracts") on a new Form N-4.  Interests under the Contracts were previously registered on Form N-4 (File No. 333-118237) and funded by Carillon Account (File No. 811-04063).  Upon effectiveness of a merger between The Union Central Life Insurance Company ("Union Central Life") with and into Ameritas Life Insurance Corp. ("Ameritas Life"), Ameritas Life became the obligor of the Contracts and Carillon Account was transferred intact to Ameritas Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant no longer files annual post-effective amendments to this Form N-4.

Ameritas Life Insurance Corp.

("Ameritas Life")

Carillon Account

("Separate Account")

Supplement to:

Advantage VA III

Prospectus dated May 1, 2012, as supplemented

Supplement dated July 1, 2014

This supplement describes changes to the Depositor of your Advantage VA III Contract.  You should read this information carefully and retain this supplement for future reference together with the Prospectus for your Contract.  [All capitalized terms used but not defined herein have the same meaning as those included in the Prospectus.]

As we previously informed you in a supplement dated February 7, 2014, the Boards of Directors of The Union Central Life Insurance Company (“Union Central Life”) and Ameritas Life Insurance Corp. (“Ameritas Life”) approved an Agreement and Plan of Merger on December 5, 2013 for Union Central Life to merge with and into Ameritas Life (the "Merger").  The Merger also was approved by the Nebraska Department of Insurance, the domicile state of both companies.  As a result of the Merger, effective on July 1, 2014, Ameritas Life assumed legal ownership of all the assets of the Carillon Account, as well as the general account assets of Union Central Life, and became directly liable for Union Central’s obligations with respect to outstanding contracts.  Ameritas Life is amending the prospectus for the Advantage VA III Contracts (the "Contracts") for the purpose of providing information regarding the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.  You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life.

IN 1806  7-14

Prospectus Updates

1.       All references to "The Union Central Life Insurance Company" or "Union Central Life," are replaced with "Ameritas Life Insurance Corp." or "Ameritas Life."  The terms "we," "us," "our" and "Company" also are used to describe Ameritas Life.

2.       Contact information for Ameritas Life is as follows:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 82550

Lincoln, Nebraska 68501

or

5900 "O" Street

Lincoln, Nebraska 68510

Telephone: 1-800-745-1112

Fax: 1-402-467-7335

Interfund Transfer Request Fax: 1-402-467-7923

ameritas.com

3.       The following replaces the paragraphs and heading "The Union Central Life Insurance Company and Carillon Account" in the prospectus:

AMERITAS LIFE INSURANCE CORP. AND CARILLON ACCOUNT

AMERITAS LIFE INSURANCE CORP.

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life’s assets, and became directly liable for Union Central Life’s liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Contracts are now Contracts of Ameritas Life, which will service and maintain them in accordance with their terms.  The merger did not affect any provisions of, or rights or obligations under, the Contracts.  As a result of the merger, the Carillon Account became a separate account of Ameritas Life.

CARILLON ACCOUNT

The Carillon Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Carillon Account.

The Carillon Account was established by Union Central Life, a predecessor of Ameritas Life, on February 6, 1984, as a segregated investment account.  On July 1, 2014, Union Central Life merged with and into Ameritas Life, so that Ameritas Life is now the insurer of the former Union Central Life Contracts and the depositor of the Carillon Account.  The Carillon Account survived the merger intact.

IN 1806  7-14

Although the assets of Carillon Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations (except to the extent that assets in Carillon Account exceed our liabilities under the variable portion of the Contracts).  Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Account are credited to or charged against the assets of Carillon Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct.  Therefore, the investment performance of Carillon Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

4.  The following replaces the section “Financial Statements” appearing in the prospectus:

                FINANCIAL STATEMENTS

The audited financial statements of Carillon Account and the audited financial statements of Ameritas Life, the audited financial statements of Union Central Life, the audited financial statements of Acacia Life Insurance Company, and the unaudited pro forma financial data of Ameritas Life reflecting the Merger on a pro forma basis are included in the Statement of Additional Information.   To request a free copy of the Statement of Additional Information, write or call us using the contact information provided herein.

If you have any questions regarding the Merger, please contact us at P.O. Box 82550, Lincoln, NE  68501,

1-800-745-1112.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1806  7-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

Carillon Account

("Separate Accounts")

Supplement to:

Excel Accumulator

Prospectus Dated May 1, 2008

Advantage VA III

Prospectus Dated May 1, 2012

Supplement Dated May 1, 2014

1.       Subaccount underlying portfolios available as variable investment options for your Policy are:

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
The Alger Portfolios	Fred Alger Management, Inc.
Alger Capital Appreciation Portfolio, Class I-2	Long-term capital appreciation.
Alger Mid Cap Growth Portfolio, Class I-2	Long-term capital appreciation.
American Century Investments	American Century Investment Management, Inc.
American Century VP Income & Growth Fund, Class I	Capital growth; income is secondary.
American Century VP International Fund, Class I	Capital growth.
American Century VP Mid Cap Value Fund, Class I	Long-term capital growth; income is secondary.
American Century VP Value Fund, Class I	Long-term capital growth; income is secondary.
Calvert Variable Products, Inc.*	Calvert Investment Management, Inc.
Calvert VP EAFE International Index Portfolio, Class I – World Asset Management, Inc.	Index: MSCI EAFE Index.
Calvert VP Inflation Protected Plus Portfolio – Ameritas Investment Partners, Inc. ("AIP")	Current income.
Calvert VP Investment Grade Bond Index Portfolio – AIP (includes assets merged from Calvert VP Income as of April 30, 2014)	Index: Barclays Capital Aggregate Bond Index.
Calvert VP Nasdaq 100 Index Portfolio – AIP	Index: NASDAQ 100® Index.
Calvert VP Natural Resources Portfolio – AIP	Capital growth.
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I – AIP (includes assets merged from Calvert VP Small Cap Growth as of April 30, 2014)	Index: Russell 2000 Index.
Calvert VP S&P 500 Index Portfolio ** – AIP (includes assets merged from Calvert VP SRI Equity as of April 30, 2014)	Index: S&P 500 Index.
Calvert VP S&P MidCap 400 Index Portfolio, Class I ** – AIP	Index: S&P MidCap 400 Index.
Calvert VP SRI Large Cap Value Portfolio ***	Long-term capital appreciation.
Calvert VP Volatility Managed Moderate Portfolio, Class F – AIP and Milliman	Current income.
Calvert Variable Series, Inc.*	Calvert Investment Management, Inc.
Calvert VP SRI Balanced Portfolio, Class I ***	Income and capital growth.
Columbia Funds Variable Series Trust 2	Columbia Management Investment Advisers, LLC
Columbia Variable Portfolio - Select Smaller-Cap Value Fund, Class 2	Long-term capital appreciation.
Columbia Variable Portfolio - Seligman Global Technology Fund, Class 2	Long-term capital appreciation.
DWS Variable Series I	Deutsche Investment Management Americas Inc.
DWS Capital Growth VIP Portfolio, Class A	Long-term growth of capital.

IN 1799  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
DWS Variable Series II	Deutsche Investment Management Americas Inc.
DWS Global Growth VIP Portfolio, Class A	Long-term capital growth.
DWS Money Market VIP Portfolio, Class A	Money market, current income.
DWS Small Mid Cap Value VIP Portfolio, Class A	Long-term capital appreciation.
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio **** [1,2]	Long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **** [1,2]	Index: S&P 500® Index. **
Fidelity® VIP High Income Portfolio **** [1,2]	Income and growth.
Fidelity® VIP Mid Cap Portfolio **** [1,2]	Long-term growth.
Subadvisers: (1) FMR Co., Inc. and (2) other investment advisers serve as sub-advisers for the fund.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc. [1] Templeton Global Advisors Limited [2]
Templeton Global Bond VIP Fund, Class 2 [1]	Current income, consistent with preservation of capital, with capital appreciation as secondary.
Templeton Growth VIP Fund, Class 2 [2]	Long-term capital growth.
ALPS Variable Investors Trust	ALPS Advisors, Inc.
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II – Ibbotson Associates, Inc. ("Ibbotson")	Capital appreciation and some current income.
Ibbotson Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Capital appreciation.
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Current income and capital appreciation.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
Invesco V.I. American Franchise Fund, Series I	Seek capital growth.
Invesco V.I. Equity and Income Fund, Series I	Both capital appreciation and current income.
Invesco V.I. Global Real Estate Fund, Series I – Invesco Asset Management Limited	Total return through growth of capital and current income.
Invesco V.I. International Growth Fund, Series I	Long-term growth of capital.
Invesco V.I. Value Opportunities Fund, Series I	Long-term growth of capital.
MFS® Variable Insurance Trust	Massachusetts Financial Services Company
MFS® New Discovery Series, Initial Class	Seeks capital appreciation.
MFS® Research International Series, Initial Class	Seeks capital appreciation.
MFS® Total Return Series, Initial Class	Seeks total return.
MFS® Utilities Series, Initial Class	Seeks total return.
MFS® Variable Insurance Trust II	Massachusetts Financial Services Company
MFS® High Yield Portfolio, Initial Class	Seeks total return.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I – Neuberger Berman LLC	Seeks growth of capital.
Oppenheimer Variable Account Funds	OFI Global Asset Management, Inc.
Oppenheimer Capital Appreciation Fund/VA, Non-Service Shares – OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer Global Fund/VA, Non-Service Shares –OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer Main Street® Fund/VA, Non-Service Shares – OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO Low Duration Portfolio, Administrative Class	Seeks maximum total return.
PIMCO Total Return Portfolio, Administrative Class	Seeks maximum total return.

IN 1799  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Seeks long-term capital growth. Income is a secondary objective.
Third Avenue Variable Series Trust	Third Avenue Management LLC
Third Avenue Value Portfolio	Long-term capital appreciation.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc.
UIF Core Plus Fixed Income Portfolio, Class I	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.
UIF Emerging Markets Equity Portfolio, Class I – Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited	Long-term capital appreciation by investing primarily in growth oriented equity securities of issuers in emerging market countries.
UIF U.S. Real Estate Portfolio, Class I	Above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

*

These funds are part of Ameritas Mutual Holding Company ("Ameritas"), the ultimate parent of Union Central Life. The funds’ investment adviser and Ameritas Investment Partners, Inc. are indirect subsidiaries of Ameritas. Calvert Investment Distributors, Inc., the underwriter for these funds, is also an indirect subsidiary of Ameritas.

**

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

***	Sustainable and Responsible Investment ("SRI")
****	The "Initial Class" of these portfolios are available for Excel Accumulator and "Service Class 2" portfolios are available for Advantage VA III.

2.     Please see the fund prospectuses for more information about subaccount underlying portfolios, including portfolio operating expenses for the year ended December 31, 2013.

3.     The sixth bullet of the Asset Allocation Program section is revised to read as follows:

If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy.  You will be required to communicate with the Service Center if you wish to make a transfer or trade.  The Service Center will communicate that your election to execute a trade will result in the discontinuance of the Program for your Policy prior to you being able to execute any telephone transaction.

4.     Union Central Life has voluntarily withdrawn its license in New York effective September 30, 2013.  Although Union Central Life no longer issues new insurance business in New York, existing policies continue to be serviced by Union Central Life pursuant to an official Plan approved by the New York Department of Financial Services as provided for under New York insurance laws and regulations.

5.    The Legal Proceedings section in your prospectus is deleted and replaced with the following:

Legal Proceedings

We and our subsidiaries, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business.  Certain of the proceedings we are involved in assert claims for substantial amounts.  While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Separate Account, our ability to meet our obligations under the Policies, or AIC's ability to perform its obligations.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on any or all of the above.

All other provisions of your Contract remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable contract issued by

The Union Central Life Insurance Company.

If you do not have a current prospectus, please contact Union Central Life at 1-800-745-1112.

IN 1799  5-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

Carillon Account

("Separate Accounts")

Supplement to:

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

Excel Accumulator

Prospectus Dated May 1, 2008

VA I and VA II and VA II SA

Prospectuses Dated December 31, 2009

Excel Performance VUL

Prospectus Dated May 1, 2010

Advantage VA III

Prospectus Dated May 1, 2012

Supplement Dated February 7, 2014

The Boards of Directors of Union Central Life and Ameritas Life Insurance Corp. ("Ameritas Life") approved an Agreement and Plan of Merger on December 5, 2013 ("Agreement").  Pursuant to the Agreement, Union Central Life will merge with and into Ameritas Life on or about July 1, 2014 (the "Merger").  Union Central Life is currently a wholly-owned subsidiary of Ameritas Life and both companies are indirect, wholly-owned subsidiaries of Ameritas Mutual Holding Company.

The Merger also has been approved by the Nebraska Department of Insurance, the domicile state of both companies.

When the Merger becomes effective, Ameritas Life will assume legal ownership of all the assets of the Carillon Account and the Carillon Life Account, as well as the general account assets of Union Central Life, and become directly liable for Union Central Life’s obligations with respect to outstanding contracts.  The owner of each Union Central Life variable life insurance and variable annuity contract (the “Contracts”) will become a contract owner of Ameritas Life by operation of law.  Ameritas Life will become directly liable for Union Central Life’s obligations with respect to the Contracts then outstanding.  Ameritas Life’s contractual obligations to you will be identical to those obligations that Union Central Life currently has to you.

The Merger will not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.

You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life. In addition, new registration statements will be filed with the Securities and Exchange Commission changing the depositor of your Contract to Ameritas Life, and updated information will be sent to all former Union Central Life contract owners after the Merger becomes effective.

All other Contract provisions remain as stated in the policies and prospectuses, as previously supplemented.

Please retain this supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Union Central Life at 1-800-319-6902.

IN 1775 2/14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

 ("Separate Account")

Supplement to:

Advantage VA III

Prospectus Dated May 1, 2012

and Statement of Additional Information

Supplement Dated May 1, 2013

1.     Ameritas Investment Partners, Inc. was named Summit Investment Advisors, Inc. prior to May 1, 2013.  All references to Summit Investment Advisors, Inc. in your prospectus and Statement of Additional Information are changed to Ameritas Investment Partners, Inc. to reflect the name change.

2.     The disclosure relating to model performance in the Asset Allocation Program section of the prospectus is revised to state that performance of each model is updated monthly on our website.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented .

Please retain this supplement with the current prospectus for your variable policy issued by

The Union Central Life Insurance Company.

If you do not have a current prospectus, please contact Union Central Life at 1-800-319-6902.

IN1716 5/13

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

 ("Separate Account")

Supplement to:

Advantage VA III

Prospectus and Statement of Additional Information dated May 1, 2012

Supplement Dated May 2, 2012

On May 2, 2012, the members of UNIFI ® Mutual Holding Company ("UNIFI ®") approved an amendment to change the company's name to "Ameritas Mutual Holding Company."  Therefore, all references to UNIFI ® Mutual Holding Company in your prospectus and Statement of Additional Information are changed to Ameritas Mutual Holding Company.  The short cite for the new company name is "Ameritas;" therefore, all references to UNIFI ® are changed to Ameritas.

All other provisions of your Policy remain as stated in your Policy, prospectus, and Statement of Additional Information.

Please retain this supplement with the current prospectus for your variable policy issued by

The Union Central Life Insurance Company.

If you do not have a current prospectus, please contact Union Central Life at 1-800-319-6902.

IN1676 5/12

Home Office:

5900 "O" Street

Lincoln, Nebraska  68510

Telephone: 1-800-319-6902

PROSPECTUS
"Advantage VA III" Flexible Premium Deferred Variable Annuity

CARILLON ACCOUNT of THE UNION CENTRAL LIFE INSURANCE COMPANY

This prospectus describes an annuity Contract (the "Contract") offered by The Union Central Life Insurance Company ("we" or "us" or "Union Central Life").  The Contract is a flexible premium, combination fixed and variable annuity Contract.  The Contract is designed for use in connection with all types of retirement plans.

Your Contract's premiums may be allocated to our general account, and accumulate on a guaranteed, fixed basis, or to the Carillon Account, one of our variable annuity separate accounts where Accumulation Values are not  guaranteed and vary with the performance of one or more underlying Funds.  Similarly, the amount of any Variable Annuity Benefit Payments will vary with the investment performance of the Portfolio(s) you select.  This Prospectus generally describes only the variable portion of the Contract.

Carillon Account is divided into "Subaccounts," each of which invests in shares of a single investment portfolio ("Portfolio") of an underlying fund ("Fund").  We will provide you with a prospectus for each Portfolio with this Prospectus.  The available Portfolios* consist of:

ALGER, Class I-2	Columbia, Class 2	MFS® VIT, Initial Class
Capital Appreciation	Select Smaller-Cap Value	High Income
Mid Cap Growth	Seligman Global Technology	New Discovery
AMERICAN CENTURY VP, Class I	DWS VS I, Class A	Research International
Income & Growth	Capital Growth VIP	Total Return
International	DWS VS II, Class A	Utilities
Mid Cap Value	Dreman Small Mid Cap Value VIP	NEUBERGER BERMAN AMT, Class I
Value	Global Thematic VIP	Mid Cap Intrinsic Value
CALVERT VARIABLE PRODUCTS (CVP)**	Money Market VIP	OPPENHEIMER, Non-Service Shares
VP Barclays Capital Aggregate Bond Index	FIDELITY ® VIP, Service Class 2	Capital Appreciation/VA
VP EAFE International Index	Contrafund ®	Global Securities/VA
VP Inflation Protected Plus	Equity‑Income	Main Street/VA
VP Nasdaq 100 Index	High Income	PIMCO VIT, Administrative Class
VP Natural Resources	Mid Cap	Total Return
VP Russell 2000 Small Cap Index	FTVIPT, Class 2	T. ROWE PRICE
VP S&P 500 Index	Templeton Growth Securities	Blue Chip Growth-II
VP S&P MidCap 400 Index	Ibbotson ETF, Class II	THIRD AVENUE
VP SRI Large Cap Value	Ibbotson Balanced ETF Asset Allocation	Value
CALVERT VARIABLE SERIES (CVS)**	Ibbotson Growth ETF Asset Allocation	UIF, Class I
VP Income	Ibbotson Income and Growth ETF Asset Allocation	Core Plus Fixed Income
VP Small Cap Growth	INVESCO V.I., Series I	Emerging Markets Equity
VP SRI Balanced	American Franchise	U.S. Real Estate
VP SRI Equity	Equity and Income
VP SRI Strategic	Global Real Estate
International Growth
Value Opportunities

*              Short cites are used in this list.  See "The Funds" section for complete Fund and Portfolio names.

**            Affiliates.  See note in "The Funds" section.

Additional information about Carillon Account and the variable portion of the Contracts has been filed with the Securities and Exchange Commission ("SEC") in the form of a Statement of Additional Information ("SAI").  The SAI is dated May 1, 2012, and is incorporated herein by reference.  The SAI Table of Contents is located on page 35 of this prospectus.  For a free copy of the SAI, you can access it on the SEC's website (www.sec.gov, select "Search for Company Filings," select "file number," then type "333-118237"), or write or call us.

The SEC has not approved or disapproved the Contracts.  Neither the SEC nor any state has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please Read This Prospectus Carefully and Retain It for Future Reference.

The date of this prospectus is May 1, 2012

.

VA III - 1

TABLE OF CONTENTS
DEFINITIONS	3
SUMMARY	4
The Contract and The Investment Options	4
Premiums	5
Surrenders	5
Transfers	5
Annuity Benefit Payments	5
Charges	5
SUMMARY OF EXPENSES	6
FINANCIAL INFORMATION	7
Accumulation Unit Values	7
Financial Statements	7
THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT	8
The Union Central Life Insurance Company	8
Carillon Account	8
The Funds	8
Adding, Deleting, or Substituting Variable Investment Options	11
CHARGES AND OTHER DEDUCTIONS	11
Administration Fees	11
Mortality and Expense Risk Charge	12
Surrender Charge (Contingent Deferred Sales Charge)	12
Terminal Illness/Confinement	13
Other Waivers or Reductions of Surrender Charge	13
Premium Taxes	13
GLWB Rider Charge	14
Fund Expenses	14
THE CONTRACT	14
Purchasing a Contract	14
Premiums	15
Crediting of Accumulation Units	15
Value of Accumulation Units	15
Self-Service Access to Information and Services	16
Transfers	16
Special Transfers – Dollar Cost Averaging	19
Portfolio Rebalancing Plan	19
Interest Sweep Plan	19
Asset Allocation Program	20
Surrenders	21
Personal Income Plan	22
Loans (403(b) PLANS ONLY)	22
Guaranteed Lifetime Withdrawal Benefit ("GLWB")	22
BENEFITS UNDER THE CONTRACT	28
Death Benefits	28
Annuity Benefit Payments	28
Variable Annuity Benefit Payments	29
Fixed Annuity Benefit Payments	29
THE GUARANTEED ACCOUNT	30
General Description	31
Guaranteed Account Accumulations	31
Surrenders	31
Transfers	31
GENERAL MATTERS	32
Designation of Beneficiary	32
10-Day Right to Examine Contract	32
Contract Owner's Inquiry	32
Contract Owner's Reports	32
FEDERAL INCOME TAX MATTERS	33
TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS	34

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DISTRIBUTION OF THE CONTRACTS	34
VOTING RIGHTS	35
FINANCIAL STATEMENTS	35
LEGAL PROCEEDINGS	35
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS	35
APPENDIX A – ACCUMULATION UNIT VALUES	36
APPENDIX B – IRA DISCLOSURE STATEMENT	44

The "Advantage VA III" flexible premium deferred variable annuity is no longer available for new sales.  No dealer, salesman, or other person is authorized to give any information or make any representations in connection with this prospectus, and, if given or made, such other information or representations must not be relied upon.

DEFINITIONS

Accumulation Unit—A unit of measure used to calculate the value of your Variable Account during the Pay-in Period.

Accumulation Value—The sum of the values of your Contract's Guaranteed Account and Variable Account.

Adjusted Sum of Premium Payments—the amount of your minimum guaranteed death benefit prior to the Maturity Date, in the event that your Accumulation Value is lower than the amount of premiums you have paid at the time we receive Due Proof of Death.  The Adjusted Sum of Premium Payments is determined as follows:  (1) as of the day we receive a premium, the sum is increased by the amount of that premium; and (2) as of the day a partial surrender is made, the sum is decreased by the same proportion as the Accumulation Value was decreased by that surrender.

Annuitant—A person whose life determines the duration of annuity benefit payments involving life contingencies.

Beneficiary—The person you designate to receive the Contract's death benefit.

Carillon Account—One of our variable annuity separate accounts.  Carillon Account is divided into Subaccounts, each of which invests exclusively in one Portfolio of a Fund.

Cash Surrender Value—Your Contract's Accumulation Value at the end of the valuation period during which we receive a request for total or partial surrender, minus any applicable surrender charges, any applicable annual Contract fee and premium taxes not previously deducted.

Contract—The Contract we issue to you.

Contract Date—The date we issue your Contract.

Contract Owner ("You") — the person designated as the owner in the Contract or as subsequently changed.  If a Contract has been absolutely assigned, the assignee is the Contract Owner.  A collateral assignee is not a Contract Owner.

Contract Year—A period of 12 consecutive months beginning on the Contract Date or any anniversary thereof.

Due Proof of Death—One of the following:

•     A certified copy of a death certificate;

•     A certified copy of a decree of a court of competent jurisdiction as to the finding of death;
•     A written statement by a medical doctor who attended the deceased; or
•     Any other proof satisfactory to us.

Fixed Annuity Benefit Payments—Annuity benefit payments that are fixed in amount throughout the Pay-out Period.

The Funds—Funds, one or more investment Portfolios of which are purchased by Carillon Account.  Currently the Funds are as follows:  The Alger Portfolios, American Century Investments, Calvert Variable Products, Inc., Calvert Variable Series, Inc., Columbia Funds Variable Series Trust 2, DWS Variable Series I, DWS Variable Series II, Fidelity® Variable Insurance Products, Franklin Templeton Variable Insurance Products Trust, Financial Investors Variable Insurance Trust (ALPS), AIM Variable Insurance Funds (Invesco Variable Insurance Funds), MFS® Variable Insurance Trust, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., Third Avenue Variable Series Trust, and The Universal Institutional Funds, Inc.

VA III - 3

Guaranteed Account—The portion (if any) of your Contract's Accumulation Value that is held in our general account and accumulates at a guaranteed rate which is stated in your Contract.

Investment Options—The Guaranteed Account and the Subaccounts of Carillon Account which are listed on a chart beginning on page 9.

Maturity Date—The date on which the Pay-out Period commences (i.e., when you stop making premium payments to us and we start making annuity benefit payments to you).

Nonqualified Contracts—Contracts that do not qualify for special federal income tax treatment.

Pay-in Period—The period during which you may make payments to us and accumulate Contract values on a fixed or variable basis (referred to in the Contract as the "Accumulation Period").  The Pay-in Period commences on the Contract Date and lasts until the Maturity Date.

Pay-out Period—The period after the Maturity Date during which we make annuity benefit payments to you (referred to in the Contract as the "Annuity Period").

Portfolio—A separate investment portfolio of one of the Funds.

Qualified Contracts—Contracts issued in connection with plans that qualify for special federal income tax treatment.

Subaccount—A part of Carillon Account.  Each Subaccount invests exclusively in shares of a different Portfolio.

Variable Account—The portion of your Contract's Accumulation Value that is invested in one or more Subaccounts of Carillon Account.

Variable Annuity Benefit Payments—Annuity benefit payments that vary in amount in relation to the investment performance of the Subaccount(s) you select during the Pay-out Period.

SUMMARY

The Contract and the Investment Options

The Contract is designed and offered to aid in the accumulation of funds on a tax-deferred basis for retirement in connection with a broad range of retirement plans, including:

•          plans established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended ("H.R. 10 plans");

•          qualified employee pension and profit-sharing trusts or plans described in Section 401(a) and tax-exempt under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code");

•          qualified annuity plans described in Section 403(a) of the Code;

•          annuity purchase plans adopted by public school systems and certain tax-exempt organizations under Section 403(b) of the Code;

•          Individual Retirement Annuities purchased by or on behalf of individuals pursuant to Sections 408 (Regular, SEP and Simple IRAs) and 408A (Roth IRA) of the Code;

•          government deferred compensation plans pursuant to Section 457 of the Code;

•          other qualified plans; and

•          nonqualified plans.

Qualified plans provide special tax treatment to participating employees and self-employed individuals and their Beneficiaries.  While the Contract provides many benefits when used with a qualified plan, you should know that the Contract provides no additional benefit with regard to tax deferral.

You may allocate your Contract's Accumulation Value among the Contract's Investment Options, which consist of the Guaranteed Account and the Subaccounts of Carillon Account which are listed on a chart beginning on page 9.  Allocations to the Guaranteed Account are subject to limitations described in this prospectus.

Your Contract's Accumulation Value will vary according to the investment experience of the Portfolio(s) you select. Similarly, the dollar amount of Variable Annuity Benefit Payments will vary according to the investment experience of the Portfolio(s) selected. You bear the entire investment risk for all amounts you allocate to any of the variable Investment Options.  Allocations to the Guaranteed Account accumulate at no less than the guaranteed rate, which varies according to state law.

VA III - 4

Premiums

Each premium payment must be at least $25 for Qualified Contracts and $50 for Nonqualified Contracts.  You may pay premiums at any time and in any amount, subject to the $25/$50 minimum.

Surrenders

You may totally or partially surrender your Contract and be paid all or part of its Accumulation Value at any time during the Pay-in Period (unless your Contract was issued in connection with a plan adopted pursuant to Section 403(b) of the Code).  Certain surrenders may be subject to a surrender charge and a tax penalty may be imposed.  In addition, you may return your Contract for a refund within 10 days after receiving it, or longer where required by state law (see page 32).

Transfers

During the Pay-in Period, you may transfer your Accumulation Value among the Subaccounts or between the Subaccounts and the Guaranteed Account. Transfers generally must be at least $300.  Up to twelve transfers may be made each Contract Year without charge.  However, we reserve the right to charge a transaction charge (currently $10) for each transfer in excess of that number.  You may transfer up to 20% of the value of your Guaranteed Account (as of the first day of the Contract Year), or $1,000, whichever is greater, to the Subaccounts each Contract Year.  You may transfer up to 30% of your total Variable Account value (as of the first day of the Contract Year) to the Guaranteed Account each Contract Year after the first Contract Year.

During the Pay-out Period, you may, once each year, change the Investment Options upon which the amount of your Variable Annuity Benefit Payments are calculated by requesting that we transfer annuity reserves among the Portfolios.

Annuity Benefit Payments

You can choose among a variety of types of fixed and Variable Annuity Benefit Payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and you are a natural person and are still living, you will be treated as the Annuitant until you choose a new Annuitant.  If you die before the Maturity Date, then we will pay your Beneficiary a death benefit equal to the greater of:

•          the Contract's Accumulation Value, or

•          the Adjusted Sum of Premium Payments.

If you are a non-natural entity and the Annuitant dies we will pay the Beneficiary.

•          The GLWB rider provides a withdrawal benefit that guarantees a series of annualized withdrawals from the Contract, regardless of the Contract's Accumulation Value, until your death or the death of the last surviving Covered Person.

Charges

No sales charge is deducted from your premiums.  However, we will deduct a surrender charge upon certain early surrenders or withdrawals.  This surrender charge depends on how long your Contract has been in force. During the first Contract Year the surrender charge is 8% of the amount surrendered.  This charge is reduced by 1% on each subsequent Contract anniversary until the fourth anniversary, when it becomes zero.  Notwithstanding the charges described above, partial surrenders totaling not more than 10% of your Contract's Accumulation Value (as of the date of the first partial surrender in the Contract Year) may be made each Contract Year without the imposition of the surrender charge.  Also, where permitted by state law, the surrender charge will be waived in the event of your confinement to a qualified institution or your having a terminal illness.  The total surrender charge assessed over the life of the Contract will not exceed 9% of premiums paid.

We deduct a Contract fee of $50 per year from your Contract's Accumulation Value during the Pay-in Period. We will waive the annual Contract fee for any year in which the Accumulation Value of your Contract is $50,000 or more on the last day of that Contract Year. We also reserve the right to waive this fee for Contracts sold to select classes of employer-sponsored retirement plans.  We also deduct a daily administration fee at the rate of 0.25% of net assets per year during both the Pay-in and Pay-out Periods.

As compensation for our assumption of mortality and expense risks, we deduct a charge from Carillon Account that is currently 1.60% of net assets per year, and will never exceed 2.00% per year.  In accordance with state laws, premium taxes will be deducted from some Contracts.

VA III - 5

Each Subaccount's underlying Portfolio has investment advisory fees and expenses.  They are described in each Fund's prospectus.  A Portfolio's fees and expenses are not deducted from your Contract value.  Instead, they are reflected in the daily value of Portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts.  These fees and expenses help to pay the Portfolio's investment advisory and operating expenses.

SUMMARY OF EXPENSES

The following charts and tables describe the fees and expenses that you will pay when buying, owning, and surrendering your Contract.

1.  CONTRACT OWNER TRANSACTION EXPENSES (the fees and expenses that you will pay at the time that you buy your Contract, surrender your Contract, or transfer among Investment Options):

•    SALES LOAD IMPOSED ON PURCHASES (as a percentage of purchase payments).............................. None

•    STATE PREMIUM TAXES (rates vary by state) 1.................................................................................. 0% to 3.5%

•    SURRENDER CHARGE (Contingent Deferred Sales Charge) (as a percentage of amount  surrendered) 2

Contract Year of surrender	1	2	3	4	Thereafter
Applicable Charge	8%	7%	6%	5%	0%

•    MAXIMUM TRANSFER FEE           $15 3

•    MAXIMUM LOAN INTEREST RATE (the maximum rate is also the current rate)....................................... 6%

2.  PERIODIC EXPENSES (the fees and expenses that you will pay periodically while you own your Contract, not including Portfolio fees and expenses)

•    ANNUAL CONTRACT FEE..................................................................................................................................... $50 4

•    VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average Accumulation Value)

CHARGE	MAXIMUM	CURRENT
Mortality and Expense Risk Charge	2.00%	1.60%
Administration Fee	0.25%	0.25%
TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES	2.25%	1.85%

3.  OPTIONAL RIDER/ENDORSEMENT FEATURE FEES  (Deducted monthly  from Contract's Accumulation Value to equal the annual % shown)

•    Guaranteed Lifetime Withdrawal Benefit ("GLWB") FEES (as a percentage of average Accumulation Value)

The charge will be deducted from the Contract's Accumulation Value monthly during the Accumulation and Withdrawal Phases.  There are no fees during the Inactive Phase.

	MAXIMUM	CURRENT *
Single Life	0.95%	0.95%
Joint Spousal – for non-qualified and IRA plans only [5]	1.10%	1.10%

* Beginning January 1, 2010, current GLWB Rider fees became effective on the next rider anniversary for all GLWB Riders except those already in the Withdrawal Phase.  Fees will remain at a rate of 0.60% for Single Life and 0.75% for Joint Spousal for GLWB Riders that entered the Withdrawal Phase prior to May 1, 2009 and GLWB Riders that entered the Accumulation Phase prior to May 1, 2009 and then the Withdrawal Phase prior to their next Policy Anniversary date after January 1, 2010.  All other GLWB riders, including those that entered the Accumulation Phase prior to May 1, 2009, but have not entered the Withdrawal Phase prior to the next Policy Anniversary following January 1, 2010, will be charged rates of 0.95% for Single Life and 1.10% for Joint Spousal.   Current rates for GLWB Riders are subject to change as described in the CHARGES AND OTHER DEDUCTIONS section.

1  Tax rates and timing of payment vary by state and may change.  Currently we do not charge for state taxes other than premium taxes, although we reserve the right to levy charges for taxes or other economic burdens in the future.

2   Partial surrenders totaling up to 10% of a Contract's Accumulation Value may be made each Contract Year without the surrender charge being assessed.

3   During the Pay-in Period, up to twelve transfers may be made each Contract Year without charge.  The current charge is $10 per transfer.

4   Waived for any year in which the Contract's Accumulation Value is $50,000 or more on the last day of the Contract Year. This charge applies only during the Pay-in Period.

5   The Joint Spousal option is not available for Contracts issued in New York.

VA III - 6

4.  UNDERLYING FUND EXPENSES – The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract.  The fees and expenses shown, before and after any contractual waivers or reductions in effect through at least April 30, 2013, are for the fiscal year ended December 31, 2011.  They include management fees, distribution and/or service 12b-1 fees, and other expenses.  Expenses of the Portfolios may be higher in the future.  More detail concerning each Portfolio’s fees and expenses is contained in the Portfolio's prospectus.

TOTAL ANNUAL FUND OPERATING EXPENSES	MINIMUM	MAXIMUM
Before any Contractual Waivers or Reimbursements	0.46%	1.60%
After any Contractual Waivers or Reimbursements	0.42%	1.43%

5.   The Examples  that follow are intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity Contracts.  These costs include maximum Contract Owner transaction expenses, Contract fees, and Variable Account annual expenses.  Each Example assumes that you invest $10,000 in your Contract for the time periods indicated.  The Examples also assume that your investment has a 5% return each year and assume the maximum fees and expenses of any of the Funds.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Surrender Contract at the end of the time period. ($)				Annuitize Contract at the end of the time period. ($)				Contract is neither surrendered nor annuitized. ($)
EXAMPLE	1 Yr	3 Yr	5 Yr	10 Yr	1 Yr	3 Yr	5 Yr	10 Yr	1 Yr	3 Yr	5 Yr	10 Yr
Maximum Contract Expenses- with GLWB – joint spousal (1)	1340	2217	2697	5338	544	1625	2697	5338	544	1625	2697	5338
Maximum Contract Expenses- with GLWB - single life (1)	1327	2178	2632	5228	529	1584	2632	5228	529	1584	2632	5228
Maximum Contract Expenses- without GLWB Rider (2)	1241	1928	2207	4479	436	1316	2207	4479	436	1316	2207	4479
Minimum Contract Expenses (3)	1097	1495	1450	3044	280	854	1450	3044	280	854	1450	3044

(1)   Maximum Contract Expense Fees.  This example assumes maximum charges of 2.25% for Variable Account annual expenses, an annual administration fee of $50 (waived if accumulation account is at least $50,000 on Contract anniversary), the guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit (0.95% for single life, 1.10% for joint spousal – the joint spousal option is not available for Contracts issued in New York), plus the maximum fees and expenses before any waivers or reductions of any of the Portfolios (1.60%).

(2)   Maximum Contract Expense Fees – without GLWB Rider.  This example assumes maximum charges of 2.25% for Variable Account annual expenses, an annual administration fee of $50 (waived if accumulation account is at least $50,000 on Contract anniversary), plus the maximum fees and expenses before any waivers or reductions of any of the Portfolios (1.60%).

(3)   Minimum Contract Expense Fees.  This example assumes current charges of 1.85% for Variable Account annual expenses, an annual administration fee of $50 (waived if accumulation account is at least $50,000 on Contract anniversary), plus the minimum fees and expenses after any waivers or reductions of any of the Portfolios (0.42%).  The adviser for the Portfolio with the minimum fees after waivers or reductions has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2013.

FINANCIAL INFORMATION

Accumulation Unit Values

We provide Accumulation Unit value history for each of the Variable Account variable investment options in Appendix A to this prospectus.

Financial Statements

Financial statements of the Subaccounts of the Variable Account ("Separate Account") and our company are included in the Statement of Additional Information ("SAI") for the Carillon Account.  To learn how to get a copy of the SAI, see the front page of this prospectus.

VA III - 7

THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT

The Union Central Life Insurance Company

The Union Central Life Insurance Company ("Union Central Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company, organized in 1867 under the laws of Ohio.  Effective April 22, 2009, Union Central Life transferred its domicile from Ohio to Nebraska.  The administrative office for Union Central Life remains at 1876 Waycross Road, Cincinnati, Ohio 45240.  We are currently licensed to operate in all states and the District of Columbia.

Union Central Life is a wholly owned subsidiary of Ameritas Life Insurance Corp., which is also a Nebraska stock life insurance company, and is an indirect, wholly owned subsidiary of UNIFI Mutual Holding Company, a Nebraska mutual insurance holding company.  Union Central Life relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.

Carillon Account is one of our separate accounts.

Carillon Account

Carillon Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean that the SEC supervises the management or investment practices or policies of Carillon Account.  Our Board of Directors established Carillon Account on February 6, 1984.

Although the assets of Carillon Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations (except to the extent that assets in Carillon Account exceed our liabilities under the variable portion of the Contracts).  Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Account are credited to or charged against the assets of Carillon Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct.  Therefore, the investment performance of Carillon Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

Each Subaccount of Carillon Account invests in a different Fund Portfolio.

Carillon Account has been divided into Subaccounts, each of which invests in a different Portfolio of the Funds.  We may add additional Subaccounts at our discretion.

The Funds

The Funds are funds registered with the SEC.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Funds.  The assets of each Portfolio are separate from the others and each Portfolio has different investment objectives and policies.  As a result, each Portfolio operates independently and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.  Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the Portfolios which accompany this prospectus. We are responsible to you for meeting the obligations of the Contract, but we do not guarantee the investment performance of any of the variable investment options'  underlying Portfolios.  We do not make any representations about their future performance.

The Variable Account Subaccount underlying Portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies.  They are not  publicly traded mutual funds available for direct purchase by you.  There is no assurance the investment objectives will be met.  This information is just a summary for each underlying Portfolio.  You should read the Fund's prospectus for an underlying Portfolio accompanying this prospectus for more information about that Portfolio, including detailed information about the Portfolio’s fees and expenses, investment strategy and investment objective, and potential risks for Portfolios that are also offered through variable life insurance policies and qualified pension and retirement plans.

VA III - 8

The Portfolios that are available through the Contract and their investment advisers are:

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
The Alger Portfolios	Fred Alger Management, Inc.
Alger Capital Appreciation Portfolio, Class I-2	Long-term capital appreciation.
Alger Mid Cap Growth Portfolio, Class I-2	Long-term capital appreciation.
American Century Investments	American Century Investment Management, Inc.
American Century VP Income & Growth Fund, Class I	Capital growth; income is secondary.
American Century VP International Fund, Class I	Capital growth.
American Century VP Mid Cap Value Fund, Class I	Long-term capital growth; income is secondary.
American Century VP Value Fund, Class I	Long-term capital growth; income is secondary.
Calvert Variable Products, Inc.*	Calvert Investment Management, Inc
Calvert VP Barclays Capital Aggregate Bond Index Portfolio – Summit Investment Advisors, Inc.("Summit")	Index: Barclays Capital Aggregate Bond Index.
Calvert VP EAFE International Index Portfolio, Class I – World Asset Management, Inc.	Index: MSCI EAFE Index.
Calvert VP Inflation Protected Plus Portfolio – Summit	Current income.
Calvert VP Nasdaq 100 Index Portfolio – Summit	Index: Nasdaq 100 Index.
Calvert VP Natural Resources Portfolio – Summit	Capital growth.
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I – Summit	Index: Russell 2000 Index.
Calvert VP S&P 500 Index Portfolio – Summit**	Index: S&P 500 Index.
Calvert VP S&P MidCap 400 Index Portfolio, Class I – Summit**	Index: S&P MidCap 400 Index.
Calvert VP SRI Large Cap Value Portfolio – No Subadviser***	Long-term capital appreciation
Calvert Variable Series, Inc.*	Calvert Investment Management, Inc
Calvert VP Income Portfolio – No Subadviser	Long-term income.
Calvert VP Small Cap Growth Portfolio – Eagle Asset Management, Inc.	Long-term capital appreciation.
Calvert VP SRI Balanced Portfolio – Equity Portion: New Amsterdam Partners LLC; Fixed Income Portion: No Subadviser***	Income and capital growth.
Calvert VP SRI Equity Portfolio – Atlanta Capital Management Company, LLC ***	Capital growth.
Calvert VP SRI Strategic Portfolio – Thornburg Investment Management, Inc.***	Long-term capital appreciation; current income is secondary.
Columbia Funds Variable Series Trust 2	Columbia Management Investment Advisers, LLC
Columbia Variable Portfolio - Select Smaller-Cap Value Fund, Class 2	Long-term capital appreciation.
Columbia Variable Portfolio - Seligman Global Technology Fund, Class 2	Long-term capital appreciation.
DWS Variable Series I	Deutsche Investment Management Americas Inc.
DWS Capital Growth VIP Portfolio, Class A	Long-term capital growth.
DWS Variable Series II	Deutsche Investment Management Americas Inc.
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A – Dreman Value Management, L.L.C.	Long-term growth of capital.
DWS Global Thematic VIP Portfolio, Class A – Global Thematic Partners, LLC	Long-term growth of capital.
DWS Money Market VIP Portfolio, Class A	Money market, current income.
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio, Service Class 2 [1,2]	Long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio, Service Class 2 [1,2]	Index: S&P 500 Index.**
Fidelity® VIP High Income Portfolio, Service Class 2 [1,2]	Income and growth.
Fidelity® VIP Mid Cap Portfolio, Service Class 2 [1,2]	Long-term growth.
Subadvisers: (1) FMR Co., Inc. and (2) other investment advisers serve as sub-advisers for the fund.
Franklin Templeton Variable Insurance Products Trust	Templeton Global Advisors Limited
Templeton Growth Securities Fund, Class 2	Long-term capital growth.
Financial Investors Variable Insurance Trust (ALPS)	ALPS Advisors, Inc.
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II – Ibbotson Associates, Inc. ("Ibbotson")	Capital appreciation and some current income.
Ibbotson Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Capital appreciation.
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Current income and capital appreciation.

VA III - 9

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
Invesco Van Kampen V.I. American Franchise Fund, Series I (Invesco V.I. Capital Appreciation Fund and Invesco V.I. Leisure Fund merged into Invesco V.I. Capital Growth Fund and renamed April 30, 2012)	Seek capital growth.
Invesco Van Kampen V.I. Equity and Income Fund, Series I	Both capital appreciation and current income.
Invesco V.I. Global Real Estate Fund, Series I – Invesco Asset Management Limited	Total return through growth of capital and current income.
Invesco V.I. International Growth Fund, Series I	Long-term growth of capital.
MFS® Variable Insurance Trust	Massachusetts Financial Services Company
MFS® High Income Series, Initial Class	Total return with emphasis on high current income, but also considering capital appreciation.
MFS® New Discovery Series, Initial Class	Capital appreciation.
MFS® Research International Series, Initial Class	Capital appreciation.
MFS® Total Return Series, Initial Class	Total return.
MFS® Utilities Series, Initial Class	Total return.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class 1 (named Neuberger Berman AMT Regency Portfolio, prior to May 1, 2012)	Capital growth.
Oppenheimer Variable Account Funds	OppenheimerFunds, Inc.
Oppenheimer Capital Appreciation Fund/VA, Non-Service Shares	Capital appreciation.
Oppenheimer Global Securities Fund/VA, Non-Service Shares	Long-term capital appreciation.
Oppenheimer Main Street® Fund/VA, Non-Service Shares	Total return.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO Total Return Portfolio, Administrative Class	Seeks maximum total return.
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Seeks long-term capital growth. Income is a secondary objective.
Third Avenue Variable Series Trust	Third Avenue Management LLC
Third Avenue Value Portfolio	Long-term capital appreciation.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc.
UIF Core Plus Fixed Income Portfolio, Class I	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.
UIF Emerging Markets Equity Portfolio, Class I – Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited	Long-term capital appreciation by investing primarily in growth oriented equity securities of issuers in emerging market countries.
UIF U.S. Real Estate Portfolio, Class I	Above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

*      The Funds are part of and their investment adviser and Summit are subsidiaries of the UNIFI® Mutual Holding Company ("UNIFI®"), the ultimate parent of Union Central Life.  Also, Calvert Investment Distributors, Inc., an indirect subsidiary of UNIFI®, is the underwriter for these Funds.

**    "Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us.  The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product.  The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

***  Sustainable and Responsible Investment ("SRI")

Appendix A: Accumulation Unit Values provides current and historical fund and portfolio names.

Portfolio performance is NOT guaranteed.

There is no assurance that any Portfolio will achieve its stated objective.   Additional information about the investment objectives and policies of the Portfolios can be found in the current Fund prospectuses delivered to you with this prospectus. You should read the Fund prospectuses carefully before making any decision about the allocation of your premiums to a particular Subaccount of Carillon Account.

An investment in money market funds is neither insured nor guaranteed by the U.S. Government.  There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

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We may add, delete or modify the Portfolios available under the Contract.

Adding, Deleting, or Substituting Variable Investment Options

We do not control the Subaccounts'  underlying Portfolios, so we cannot guarantee that any of the Portfolios will always be available.

We retain the right to change the investments of the Variable Account, and to eliminate the shares of any Subaccount’s underlying Portfolio and substitute shares of another series fund portfolio, if the shares of an underlying Portfolio are no longer available for investment or if, in our judgment, investment in the Portfolio would be inappropriate in view of the purposes of the Variable Account.  We may add new Variable Account underlying portfolios, or eliminate existing underlying Portfolios, when, in our sole discretion, conditions warrant a change.  In all of these situations, we will receive any necessary SEC and state approval before making any such change.

Our Variable Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts.  To the extent permitted by law, we also may transfer assets of the Variable Account to other accounts.  Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts.  Subaccounts may be closed to new or subsequent premium payments, transfers or premium allocations.  We will receive any necessary SEC and state approval before making any of these changes.

We will notify you of any changes to the variable Investment Options.

Resolving Material Conflicts – Underlying Investment Interests

In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts.  We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products.  However, there is a possibility that a material conflict of interest may arise between Contract Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios.  Shares of some of the portfolios may also be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying investment option of the Separate Account.  The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.  See the accompanying prospectuses of the portfolios for more information.  (Also see the Transfers section, Omnibus Orders.)

CHARGES AND OTHER DEDUCTIONS

You pay a $50 Contract fee each Contract Year during the Pay-in Period if your Accumulation Value is less than $50,000.

Administration Fees

During the Pay-in Period, we will deduct a Contract fee of $50 from your Contract's Accumulation Value on the last day of each Contract Year for our expenses related to administration of your Contract.  The annual Contract fee will be waived for any year in which the Accumulation Value of your Contract is $50,000 or more on the last day of that Contract Year.  We reserve the right to waive this fee for Contracts sold to select classes of employer-sponsored retirement plans.  We guarantee that the amount of this fee will not increase over the life of the Contract. This annual Contract fee is not deducted during the Pay-out Period.

The fee will be deducted pro rata from all Investment Options in the same proportion that your interest in each bears to your Contract's total Accumulation Value.  The full Contract fee will also be deducted at the time of total surrender, regardless of the date of surrender.  However, in the case of a total surrender, the Contract fee will also be waived if the Accumulation Value of your Contract is $50,000 or more on the date of surrender.

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We deduct asset-based charges each day at an annual rate of 0.25% for administering the Contracts and Carillon Account and 1.60% for assuming certain mortality and expense risks. We may increase the mortality and expense risk charge to as much as 2.00%.

We also deduct a daily administration fee at an annual rate of 0.25% of the assets of your Variable Account to help defray our expenses of administering Carillon Account and the Contract.  This deduction is guaranteed not to increase over the life of the Contract.

Mortality and Expense Risk Charge

A "mortality and expense risk" charge will be deducted daily at a rate equal, on an annual basis, to 1.60% of your Contract's Variable Account.  This charge may increase but we guarantee that it will never be more than 2.00%.

The mortality risk arises from our guarantees to make annuity benefit payments in accordance with the annuity tables in the Contract, regardless of how long the Annuitant lives and regardless of any improvement in life expectancy generally.  This relieves Annuitants of the risk that they might outlive the funds that have been accumulated for retirement.  The mortality risk also arises from our guarantee to pay death benefits equal to the Adjusted Sum of Premium Payments paid under the Contract should you die during the Pay-in Period.

Our expense risk arises from the possibility that the amounts realized from the Contract fee, administration fee and surrender charge (which are guaranteed not to increase) will be insufficient to cover our actual administrative and distribution expenses. If these charges are insufficient to cover the expenses, the deficiency will be met from our general corporate funds, including amounts derived from the mortality and expense risk charge.

If amounts derived from the mortality and expense risk charge are insufficient to cover mortality costs and excess expenses, we will bear the loss. If the charge is more than sufficient, we will retain the balance as profit.  We currently expect a profit from this charge.

Surrender charges may be deducted upon surrender of your Contracts. 10% of your Accumulation Value may be withdrawn each Contract Year without a surrender charge. Aggregate surrender charges will never exceed 9% of aggregate premiums paid.

Surrender Charge (Contingent Deferred Sales Charge)

If you surrender your Contract in the first four Contract Years, then a surrender charge will be imposed on the amount withdrawn as shown below:

Contract Year of surrender	1	2	3	4	Thereafter
Applicable Charge	8%	7%	6%	5%	0%

Notwithstanding the charges described above, partial surrenders totaling not more than 10% of your Contract's Accumulation Value (as of the date of the first partial surrender in the Contract Year) may be made each Contract Year without the imposition of the surrender charge.  The cumulative total of all surrender charges is guaranteed never to exceed 9% of premiums.  Also, Personal Income Plan ("PIP") surrenders in a Contract Year totaling not more than 10% of the Accumulation Value (in the initial year, as of the date we approve the PIP agreement; in subsequent years, as of the first day of that Contract Year) may be made without the imposition of the surrender charge.

Surrender charges on partial surrenders will be deducted pro rata from the value remaining in the Investment Option(s) from which the amount paid was withdrawn.  However, if insufficient value remains to pay the surrender charges or if the entire amount in an Investment Option is withdrawn, then to the extent necessary, any surrender charge will be deducted from the amount to be paid. Any surrender charge on a total surrender of a Contract will be deducted from the amount paid.

The amounts we obtain from the surrender charge will be used to offset the distribution fee we pay to our affiliate, Ameritas Investment Corp.  The surrender charge is not expected to recover all of the distribution costs associated with the Contracts.  We will pay any shortfall out of our general surplus, which may include profits derived from the mortality and expense risk charge.

Certain surrenders of Contracts may also be subject to federal tax penalties.  See  Federal Income Tax Matters.

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If state law allows, we will waive surrender charges if your surrender is because you have a terminal illness or are confined to a "qualified" health care institution.

Terminal Illness/Confinement

Also, where permitted by state law, we will waive the surrender charge upon a full surrender or one or more partial surrenders of your Contract in the event of (1) or (2) below:

(1)      You become confined in a qualified institution for a period of at least 30 consecutive days after the Contract Date, subject to the following:

  You must be a natural person (not a trust, corporation, or other legal entity).
  You must have been an Owner of the Contract continuously since the Contract Date.
  You were not confined in a qualified institution at any time during the 60-day period just prior to the Contract Date.
  We receive a written request for full or partial surrender along with due proof of confinement within 12 months following such confinement.
  A "qualified institution" means any licensed hospital or licensed skilled or intermediate care nursing facility at which:

•          medical treatment is available on a daily basis; and

•          daily medical records are kept for each patient.

(2)   You Contract a terminal illness after the Contract Date, subject to the following:

•          You must be a natural person (not a Trust, Corporation, or other legal entity).

•          You must have been an Owner of the Contract continuously since the Contract Date.

•          You have a life expectancy of less than 12 months.

•          We must receive a written request for full or partial surrender together with a certificate from your attending physician stating your life expectancy and any other proof we may require.

•          "Physician" means a medical doctor licensed in the United States who:

•          is operating within the scope of that license; and

•          is not you and is not related to you.

The surrender charge may be reduced in certain circumstances, including in connection with sales to groups or upon certain types of exchanges.

Other Waivers or Reductions of Surrender Charge

The surrender charge may be reduced in certain instances where a large number of Contracts are issued in connection with a single sale.  For example, the charge may be reduced where a corporate pension plan funded by the Contracts results in the issuance of a number of Contracts to the same owner, or where an employer-sponsored salary-deduction plan results in Contracts being issued to a number of employees of one employer.  Any reduction in the surrender charge will be nondiscriminating by class of purchaser and will be based on reduced selling and other expenses.

The surrender charge may be modified for Contracts where the premium is a result of a transfer to or from:

•          another Contract owned by the employer or another person for the benefit of the Contract Owner in connection with an employee benefit plan,

•          a certificate (account) under certain of our group retirement annuity Contracts, or

•          certain of our life insurance policies or annuity Contracts.

In addition, the surrender charge will be eliminated with respect to any amount payable in connection with the surrender of a Contract where such amount is forfeited by an employee under the terms of an employee benefit plan and credited to another Contract issued in connection with the plan.  The reduction or elimination of the surrender charge in the foregoing circumstances recognizes the reduction of selling expense in such circumstances.

Loan Interest

The interest rate charged on a loan balance is guaranteed not to exceed a maximum rate of 6%.  This is also the current interest rate.  The interest rate credited to the Accumulation Value that is collateral for the loan is 4%.   Therefore, the net interest cost to the Contract Owner is 2% of the loan balance.  (Loans are available only if your Contract is a Tax Sheltered Annuity (sometimes called a "TSA" or "403(b) plan") under federal tax law.)

Premium Taxes

We will deduct any premium taxes imposed by state or local law when incurred, which could be:

•          at the Maturity Date,

•          when a total surrender occurs, or

•          when premiums are paid (we do not currently deduct premium taxes when premiums are paid.)

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If the charge for premium taxes is deducted at the Maturity Date, it will be taken from each Investment Option in the proportion that your interest in the Investment Option bears to the Contract's total Accumulation Value.  If the charge for premium taxes is deducted when premiums are paid, it will be deducted from the premium before the premium has been allocated to the Investment Option(s).  Applicable premium tax rates depend upon such factors as your state of residency and the insurance laws and our status in that state when the premium taxes are incurred. Current premium tax rates range from 0 to 3.5%.  Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

GLWB Rider Charge

The guaranteed maximum and current annual charges for the GLWB rider are listed in the SUMMARY OF EXPENSES section of this prospectus.  Each fee is stated as a percentage that is multiplied by the Accumulation Value.  The current charge (0.95% annually for Single Life or 1.10% annually for Joint Spousal) will be deducted from the Accumulation Value on each Monthly Anniversary, beginning with the Rider Activation Date.  Beginning January 1, 2010, current GLWB Rider fees became effective on the next rider anniversary for all GLWB Riders except those already in the Withdrawal Phase.  Fees will remain at a rate of 0.60% for Single Life and 0.75% for Joint Spousal for:

a.        GLWB Riders that entered the Withdrawal Phase prior to May 1, 2009; and

b.        GLWB Riders that entered the Accumulation Phase prior to May 1, 2009 and then the Withdrawal Phase prior to their next rider anniversary date after January 1, 2010.

All other GLWB riders, including those that entered the Accumulation Phase prior to May 1, 2009, but have not entered the Withdrawal Phase prior to the next rider anniversary following January 1, 2010, will be charged rates of 0.95% for Single Life and 1.10% for Joint Spousal.  Current fee rates for GLWB Riders are subject to change as described below.  If you activate this rider, the charges for the Contract and for the rider will be deducted on a pro-rata basis from all Subaccounts in the asset allocation model you select.

The rider charge is subject to change upon Rider Activation Date, Contract anniversary, or upon reset as described in the Reset Feature section.  The rider charge will not exceed the guaranteed maximum listed in the SUMMARY OF EXPENSES section.  The rider charge will not be deducted after the Contract's Accumulation Value reduces to zero or if the rider is terminated.

The Funds pay investment advisory fees and other expenses, such as distribution and administrative fees.

Fund Expenses

There are deductions from and expenses paid out of the assets of the Funds that are fully described in the Fund prospectuses.

THE CONTRACT

The Contract, which is not available for new sales, was filed with the state insurance departments in all states and made available upon state insurance department approval, subject to certain state variations.

Minimum premium payments are $25 for Qualified Contracts and $50 for Nonqualified Contracts.

Purchasing a Contract

You purchased a Contract by completing an application and having it and a premium of at least $25 for Qualified Contracts or $50 for Nonqualified Contracts sent to us by one of our registered representatives.  Acceptance of an application is subject to our underwriting rules and we reserve the right to reject any application. We credited initial premiums accompanied by completed applications to the Contract not later than two business days following receipt.  In certain employer retirement plan situations, we issued your Contract and applied the premiums when they are sent by your employer.  If we could not credit an initial premium to the Contract within five business days of our receipt of it, then we returned the premium immediately unless you consented to our holding the premium for a longer period.

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Subsequent premiums may be made at any time.

Premiums

After the first premium has been paid and accepted, you have flexibility (within the limits of your retirement plan, if any) in determining the size and frequency of subsequent premiums. Premiums may be paid at any time and in any amount, subject only to the minimums applicable to Qualified Contracts ($25) and Nonqualified Contracts ($50) with a maximum of $1 million.  We reserve the right to waive the maximum amount.

Your premiums will be allocated among the Investment Options in accordance with your instructions.  You may allocate any portion of your premiums (subject to a $10 minimum) to any of the variable Investment Options; you may allocate up to 50% of any premium payment to the Guaranteed Account.  You may change your payment allocation instructions at any time, without charge, by providing us new instructions in a form acceptable to us.

Accumulation Units are used to measure the value of your Subaccount allocations.

Crediting of Accumulation Units

We credit premiums that you allocate to variable Investment Options in the form of Accumulation Units.  The number of Accumulation Units credited to your Contract is determined by dividing the amount you allocate to each Subaccount by the Accumulation Unit value for the corresponding Subaccount for the Valuation Period during which your premium is received.  (In the case of the initial premium, units are credited on the valuation date when we accept the application, or on the valuation date when we receive the initial premium, whichever is later.)  The value of the Accumulation Units will vary in accordance with investment experience and expenses of the Portfolio in which the Subaccount invests.

The values of Accumulation Units vary with the performance of corresponding Portfolios. The values of Accumulation Units are computed at the close of business on each "valuation date."

During the Pay-in Period, your Contract's Accumulation Value equals the sum of the Variable Account and the Guaranteed Account credited to your Contract.  The Variable Account is the sum of the value of all Subaccounts credited to your Contract.  Your Variable Account value in a Subaccount equals the number of Accumulation Units credited to that Subaccount times the value of the Accumulation Units for the Subaccount.  For the value of the Guaranteed Account, see page 31.

Value of Accumulation Units

The value of Accumulation Units is expected to change every valuation period, and will depend upon the investment performance and expenses of the Portfolio in which each Subaccount invests.  The Accumulation Units in each Subaccount are valued separately.

A valuation period is the period between successive valuation dates, commencing at the close of business of each valuation date and ending at the close of business of the next succeeding valuation date.  A valuation date is each day, Monday through Friday, except:

  when the New York Stock Exchange is closed (currently, New Year's Day, Martin Luther King, Jr. Day, Washington’s Birthday (observed), Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day (observed)); and
  any day on which changes in the value of the portfolio securities of a Portfolio will not materially affect the current net asset value of the shares of that Portfolio.

The value of each Accumulation Unit was initially set at $10. Thereafter, the value of an Accumulation Unit for any valuation period equals the value of such a unit as of the immediately preceding valuation period, multiplied by the "Net Investment Factor" for the current valuation period.

The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (A) by (B) and subtracting (C) from the result, where:

(A)          is:

•          the net asset value per Portfolio share held in the Subaccount determined as of the end of the current valuation period; plus

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•          the per share amount of any dividend or capital gains distributions made by the Portfolio on shares held in the Subaccount if the "ex-dividend" date occurs during the current valuation period; plus or minus

•          a per share charge or credit for any taxes incurred by or provided for in the Subaccount, which we determine to have resulted from the maintenance of the Subaccount (we do not believe that currently any taxes are incurred by Carillon Account); and

(B)          is:

•          the net asset value per Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period (adjusted for an "ex-dividend"); plus or minus

•          the per share charge or credit for any taxes provided for during the immediately preceding valuation period; and

(C)          is:

•          a factor representing the daily charges we deduct from Carillon Account for administrative expenses and assumption of the mortality and expense risks under the Contract. The factor is equal to 0.000050223 for a one-day valuation period.

Self-Service Access to Information and Services

You will be able to review information and request service concerning your Contract by visiting our website, www.unificompanies.com.

You will need your Contract number and taxpayer identification number to establish initial access to our client service center on our website, Service Central.  As part of the initial log in to Service Central, you will create your own unique user identification and password. Once you have logged on to Service Central, you will be able to perform the functions described below (these rights can also be assigned to an Annuitant):

choose electronic delivery of certain future mailings

check Contract values

verify address and Beneficiary information

transfer balances among Subaccounts

rebalance your Subaccount balances

change your allocation of future premiums

view statements and correspondence

request a statement

request service forms

change your password

We reserve the right to modify, suspend or discontinue the Service Central online client service center at any time and without prior notice.

During the Pay-in Period, you may make 12 free transfers per Contract Year. Additional transfers cost $10 each. Transfers to and from the Guaranteed Account are subject to restrictions.

Transfers

During the Pay-in Period, you may transfer amounts among Subaccounts subject to the terms and restrictions imposed by your Contract and the Funds.  You may transfer up to 20% of your Contract's value in the Guaranteed Account, or $1,000, whichever is greater, to the Subaccounts.  You may transfer up to 30% of your Variable Account value to the Guaranteed Account.  These transfer limits into and from the Guaranteed Account are calculated based on your Guaranteed Account and Variable Account values as of the first day of each Contract Year, and apply to any transfers during that Contract Year.

The minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option.

During the Pay-in Period, you may make up to twelve free transfers each Contract Year.  However, we will impose a transfer fee (currently $10 and guaranteed not to exceed $15) for each transfer in excess of twelve.  If after a transfer the amount remaining in any Investment Option is less than $25, then the entire amount will be transferred instead of the requested amount.

Your transfer requests must be made by written or telephone or electronic instructions which specify in detail the requested changes.  Transfers from the Variable Account will be made based on the Accumulation Unit values at the end of the valuation period during which we receive the transfer request at our Home Office (address and phone number on the first page of this prospectus). If you are participating in the Portfolio Rebalancing Plan and you make

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transfers without altering your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.

During the Pay-out Period, the Annuitant can change the reserve basis (Contract reserves for the specific variable annuity Contract involved) for the Variable Annuity Benefit Payments he or she is receiving once in each 12 months after the first 12 months. Such a change in reserve basis for Variable Annuity Benefit Payments will result in subsequent annuity benefit payments being based on the investment performance of the Subaccount to which annuity reserves have been transferred.

Certain third parties may offer you asset allocation services for your Contract.  Fees you pay for such asset allocation services are in addition to any Contract charges.  WE DO NOT ENDORSE, APPROVE OR RECOMMEND THESE SERVICES.

Excessive Trading: Your Contract is a long-term investment and is not designed for frequent transfers of your Accumulation Value among your Subaccounts.  Frequent or excessive transfers put the Portfolios, Contract Owners, and Beneficiaries at risk.  These risks include:

•          the dilution of interests of long-term investors in a Subaccount if purchases or transfers into or out of a Portfolio are made at prices that do not reflect an accurate value for the Portfolio’s investments;

•          an adverse effect on Portfolio management, such as impeding a Portfolio manager’s ability to sustain an investment objective, causing a Portfolio to maintain a higher level of cash than would otherwise be the case, or causing a Portfolio to liquidate investments prematurely (or at an otherwise inopportune time) to pay partial withdrawals or transfers out of the Portfolio; and

•          increased brokerage and administrative expenses.

The risks and costs are borne by all Contract Owners invested in those Subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the "Procedures") and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading.  Do not invest in this Contract if you intend to conduct market timing or other potentially disruptive trading.

Detection.  We employ various means to attempt to detect and deter market timing, transferring in and out of the same Fund within 30 days and disruptive trading.  However, despite our monitoring, we may not be able to detect or stop all harmful trading.  In addition, because other insurance companies and retirement plans with different policies and procedures may invest in the Portfolios, we cannot guarantee that all harmful trading will be detected or that a Portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by those companies or retirement plans.

Deterrence.  If we determine that you have engaged in excessive trading, we will take one or more of the following actions:

Revoke your privileges to make transfers by telephone and Internet;

Limit your transfers to those requests made by regular U.S. mail;

We reserve the right to impose a fee of up to $15 per transfer.

You will be notified by letter if we determine you have exceeded the number or frequency of transfers allowed, or if we limit your access to transfers to requests made by regular U.S. mail.  We reserve the right to reject any transfer from any Contract Owner we believe has a history of abusive trading or whose trading, in our judgment, has been or may be disruptive to a Portfolio.

Systematic transfers, including our Dollar Cost Averaging, Portfolio Rebalancing or Interest Sweep program will not be counted toward your limit on the number and frequency of transfers.  We will implement transfers requested in writing and sent by U.S. mail first, in the order postmarked, then telephone or Internet requests second, in the order received.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Contract Owners (or those acting on their behalf) to avoid detection.  Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such Contract Owners or intermediaries acting on their behalf.  Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We apply the Procedures consistently to all Contract Owners without waiver or exception.

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Portfolio Frequent Trading Policies.  The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares.  The prospectuses for the Portfolios describe any such policies and procedures.  The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.  Contract Owners should be aware that we are contractually obligated to provide Contract Owner transaction data relating to trading activities to the underlying Funds on written request and, on receipt of written instructions from a Fund, to restrict or prohibit further purchases or transfers by Contract Owners identified by an underlying Fund as having engaged in transactions that violate the trading policies of the Fund.

Omnibus Orders.  Contract Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts.  The omnibus orders reflect the aggregation and netting of multiple orders from individual contract owners of variable insurance contracts and individual retirement plan participants.  The omnibus nature of these orders may limit each Portfolio’s ability to apply its respective frequent trading policies and procedures.  We cannot guarantee that the Portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Portfolios.  These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity.  If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other Contract Owners of Portfolio  shares, as well as the contract owners of all of the variable annuity or variable life insurance policies whose variable Investment Options correspond to the affected Portfolios.  In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Administrative Practices Regarding Transfers: All transfers among Subaccounts will be processed to receive the next available price.  If your request arrives at Union Central Life after the close of regular trading on the New York Stock Exchange, whether the close is at 4:00 p.m. Eastern Time or at some earlier or later hour, your instructions will be processed to receive the price as of the following valuation date.  You may only make one transfer per day. We will send you a written confirmation of all transfers within five business days. However, if we cannot complete a transfer as requested, our customer service representative will contact you in writing.  CAUTION:  We will act on instructions from anyone who provides the necessary information; we will not be able to verify that the person providing electronic transfer instructions via Service Central is you or is authorized by you.

You may make transfers, including Portfolio Rebalancing, Dollar Cost Averaging, and Interest Sweep, by telephone.

Telephone Transfers: You are eligible to make transfers, including Portfolio Rebalancing, Dollar Cost Averaging, and Interest Sweep, pursuant to telephone instructions unless you tell us in writing that you do not want to make transfers by telephone.

Telephone transfer instructions may be made by calling 1-800-319-6902 between 8:00 a.m. and 6:00 p.m. (Eastern Time) on days when we are open for business.  Each telephone exchange request must include a precise identification of your Contract and other designated identifiers. We may accept telephone exchange requests from any person who properly identifies the correct Contract number and other designated identifiers. Thus, you risk possible loss of interest, capital appreciation and principal in the event of an unauthorized telephone exchange. Neither we nor the Funds nor Ameritas Investment Corp. (the principal underwriter of the Contracts) will be liable for complying with telephone instructions we reasonably believe to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and you will bear the risk of any such loss.  We will employ reasonable procedures to confirm that telephone instructions are genuine.  If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions.  Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, sending you written confirmation of such transactions, or recording of telephone transfer request instructions received from you.  We may record all or part of any telephone conversation relating to transfer instructions without prior disclosure.

Telephone instructions apply only to previously invested amounts and do not change the investment of any future premiums paid under the Contract. You may change allocations of future premium payments by providing us new instructions in a form acceptable to us.

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Note: During periods of drastic economic or market changes, telephone transfers may be difficult to implement. At such times, requests may be made by regular or express mail and we will process them pursuant to the terms and restrictions already described in this section.

We reserve the right to modify, suspend or discontinue the telephone transfer privilege at any time and without prior notice.

You may pre-arrange certain types of transfers, including ones in connection with Dollar Cost Averaging, Portfolio Rebalancing and Interest Sweep programs.

Special Transfers - Dollar Cost Averaging

We administer a dollar cost averaging ("DCA") program that enables you to pre-authorize a periodic exercise of your right to transfer amounts among Subaccounts.  By entering into a DCA agreement, you instruct us to transfer monthly (as of the first business day of the month) a predetermined dollar amount from the Money Market Subaccount to other Subaccounts until the amount in your Money Market Subaccount is exhausted.  The minimum amount of a DCA transfer is $100 and $25 per Subaccount.  You may terminate your DCA agreement at any time by notifying us in writing at least five business days prior to the next scheduled transfer date.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

Transfers made pursuant to the DCA program are not subject to a transfer charge and do not affect your Contract right during the Pay-in Period to make up to twelve transfers each Contract Year without charge.

By allocating specific amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.  There is no guarantee, however, that such an investment method will result in profits or prevent losses.

If you are interested in the DCA program, you may elect to participate in it either by submitting a written application or by telephone request as described above.  We reserve the right to alter the terms or suspend or eliminate the availability of the DCA program at any time.

Portfolio Rebalancing Plan

You may elect to establish a Portfolio Rebalancing Plan.  Under such a plan, you may tell us either by submitting a written application or by telephone request (as described above) the percentage levels you would like to maintain among the Subaccounts.  On a quarterly, semi-annual or annual basis (as you select), we will automatically rebalance your Variable Account to maintain the indicated percentages by transfers among the Subaccounts.  The entire value of your Variable Account must be included in your Portfolio Rebalancing Plan.  If you make transfers without changing your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.  Other investment programs, such as the DCA program, Interest Sweep Plan, or other transfers or withdrawals may not be appropriate in concert with the Portfolio Rebalancing Plan.  Transfers made pursuant to the Portfolio Rebalancing Plan are not subject to a transfer charge and do not affect your right to make up to twelve free transfers each Contract Year during the Pay-in Period.  You may terminate your Portfolio Rebalancing Plan at any time by notifying us in writing at least five business days prior to the date of the next rebalancing.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

The Portfolio Rebalancing Plan is not available for amounts in the Guaranteed Account.  We reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Interest Sweep Plan

If you have an allocation  in the Guaranteed Account, you  may elect (either by submitting a written application or by telephone request as described above) to have the interest credited to the Guaranteed Account periodically transferred (or "swept") into specified Subaccounts.  The sweep may be done on a quarterly, semi-annual or annual basis.  You may terminate your Interest Sweep Plan at any time by notifying us in writing at least five business days

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prior to the date of the next periodic sweep.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day. Transfers made pursuant to the Interest Sweep Plan are not subject to a transfer charge and do not affect your right to make up to twelve free transfers each Contract Year during the Pay-in Period.  We reserve the right to alter the terms or suspend or eliminate the availability of the Interest Sweep Plan at any time.

Asset Allocation Programs are intended to mitigate investment risk. There is still a risk that investing pursuant to a model will lose value.

Asset Allocation Program

We may offer an asset allocation program using models.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your Policy.  Asset allocation programs using models are intended to match model risk tolerance and investment objectives with the investment options available in your Policy.  We also obtain research and business support services relating to models from unaffiliated consultants.  We pay for these consultant services, at no additional cost to Policy Owners.

To assist you in your selection of an asset allocation model, our Asset Allocation Program (the "Program") uses fund-specific model  recommendations developed by our affiliate, Summit Investment Advisors, Inc. ("Summit"). These model recommendations are offered to you through an agreement between Union Central Life and Summit.  The Program consists of five models, ranging from aggressive to conservative.  Summit provides Ameritas Investment Corp. ("AIC"), our affiliate, with ongoing recommendations and monitoring of the portfolios that comprise the models.

To participate in the Program:

•          AIC will serve as your investment adviser fiduciary for the Program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing Policy, Policy value) pursuant to the allocations of the model you select.  AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by Summit.  AIC has no discretionary authority to execute any other transfers for your Policy.

•          You must complete the Asset Allocation questionnaire.

•          You must allocate all of your Policy value to one asset allocation model.  We must receive notice of your asset allocation model election by Written Notice before we can begin a Program for you.  Only you can select which model is best for you.  The Asset Allocation questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the Program is best for you, and if so, which model is most suitable.

•          Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the Program model that you selected.  Such rebalancing will be disclosed in quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.

•          At least annually, AIC will re-evaluate and may make changes to each investment level model based upon Summit’s recommendations.  When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

•          If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy.  For this reason, you will not be able to execute trades online if you participate in the Program.  You will be required to talk to a Service Center representative if you are in the Program, but wish to make a transfer or trade.  The Service Center representative will explain to you, prior to executing any telephone transaction, that your election to execute a trade will result in the discontinuance of the Program for your Policy.  Additional safeguards apply if your Policy has the GLWB rider (See the GLWB Rider section, Asset Allocation.).

•          If participation in the Program terminates, including by death of the Owner, Policy value will not be reallocated automatically if the model is changed, and thus will not reflect the most current allocation recommendations.  Any additional premiums received after the death of the Owner will be returned.

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Potential Conflicts of Interest

AIC and  Summit may be subject to competing interests that have the potential to influence their decision making with regard to the models.  AIC is compensated by us as principal underwriter for the Policies.   Summit is compensated by us for its fund-specific model recommendations, and its ongoing oversight of the available investment options.  We may receive fees for administrative services from other portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Investment Management, Inc. ("CIM"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit, also an affiliate of ours.  CIM and Summit are compensated for advisory oversight, subadvisory, and administrative services.  Calvert Fund portfolios may or may not be included in the models.  Summit may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CIM and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

The GLWB rider requires that, beginning on the rider activation date, you may participate only in certain Program models.  The models currently available for use with the GLWB rider are:  Capital Growth (only in the State of New York), Balanced, Moderate, and Conservative; for more information on these models, see your variable annuity application.  The GLWB rider will terminate if you withdraw from a designated model or allocate any portion of your subsequent premium payments to an investment option that is not consistent with the listed models.

There is no additional charge for selecting the Program.  Although asset allocation programs are intended to mitigate investment risk, there is a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Program and more detail about the Program, including more information about conflicts of interest, ask for a copy of this prospectus’ Statement of Additional Information.  More information about AIC’s role as investment adviser for the Program is available on AIC’s Form ADV Part 2A, Appendix 1 which is delivered to you at the time you subscribe to the Program.  We may modify or discontinue the Asset Allocation program at any time.

Full or partial surrenders give you access to your Contract's Accumulation Value. Surrender charges and penalty taxes may apply to some surrenders.

Surrenders

Please note:  If required under federal law, we may have to block your Contract and refuse to honor any request for transfers, surrenders, or death benefits until instructions are secured from the appropriate regulator.

You may make cash withdrawals (surrenders) of all or part of your Contract's Accumulation Value at any time during the Pay-in Period (subject to any restrictions imposed in connection with your retirement plan).  Surrender requests must be made in writing according to our procedures.  Surrenders cannot be made by telephone.  We will allow facsimile request forms and signatures to be used for the purpose of a written notice authorizing withdrawals from your Contract.  You may complete and execute a withdrawal form and send it to our Service Center fax number, 402-467-7335.  We offer this method of withdrawal as a service to meet your needs when turnaround time is critical.  However, by not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Contract (including withdrawals) without your knowledge.

Surrenders include, but are not limited to, transactions commonly referred to as withdrawals, external transfers, rollovers and exchanges under Section 1035 of the Code.  The amount available is your Contract's Accumulation Value at the end of the valuation period during which we receive the proper written request, minus any surrender charges, administration fee and premium taxes not previously deducted.  Surrenders from the Variable Account generally will be paid within seven days of receipt of the written request.  For surrenders from the Guaranteed Account, see page 31.  For restrictions applicable to certain surrenders under Contracts issued in connection with plans adopted pursuant to Section 403(b) of the Code, see APPENDIX B – IRA DISCLOSURE STATEMENT.

The minimum partial surrender is $100 or the entire amount in the Investment Option, whichever is less.  If the amount remaining in the Investment Option would be less than $25 after the surrender (and deduction of the surrender charge, if any), then the request will be considered to be a request for surrender of the entire amount held in the Investment Option.  If a partial surrender plus any surrender charge would reduce the Contract's Accumulation Value to less than $100, then a request for a partial surrender will be treated as a total surrender of the Contract and the entire Accumulation Value, less any charges, will be paid out.

Under certain circumstances, surrenders will be subject to surrender charges, described at page 12.  Under certain circumstances, surrenders may also be subject to a 10% tax penalty.

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The full Contract fee, if applicable, will also be deducted from your Contract at the time of total surrender regardless of the date of surrender.  For total surrenders, any surrender charge and Contract fee will be deducted from the amount paid.

We will implement partial surrenders by canceling Accumulation Units in an amount equal to the withdrawal and any applicable surrender charge. You may designate the Investment Option from which your surrender should be made. If you make no designation, your requested amount will be withdrawn from each of your Investment Options (in the proportion the Investment Option bears to your Accumulation Value). The surrender charge, if any, will be deducted from the value remaining after payment of the requested amount, or from the amount paid if the entire amount in an Investment Option is surrendered.

Since you assume the investment risk with respect to amounts allocated to your Variable Account (and because there are certain charges), the total amount paid upon total surrender of your Contract (including any prior surrenders) may be more or less than the total premiums that you paid.

Personal Income Plans allow you to pre-arrange surrenders.

Personal Income Plan

We administer a Personal Income Plan ("PIP") that enables you to pre-authorize periodic surrenders by entering into a PIP agreement with us that instructs us to withdraw a level dollar amount or percentage of your Contract's Accumulation Value on a monthly, quarterly, semi-annual or annual basis, or authorizes us to calculate and distribute a required minimum distribution every year.  To the extent that the total of PIP surrenders in a Contract Year exceeds 10% of your Accumulation Value (in the initial year, as of the date we approve the PIP agreement; in subsequent years, as of the first day of that Contract Year), a surrender charge may be applicable.  PIP surrenders may also be subject to the 10% federal tax on early withdrawals.

Loans (403(b) PLANS ONLY)

Loans are available for Tax Sheltered Annuities under IRC Section 403(b).  Each loan must be:

•          requested and repaid prior to the Maturity Date.

•          at least $2,500 but not more than $50,000 (including the sum of the new loan and the highest outstanding loan balance(s) during the last 12 months).

•          equal to or less than 50% of the cash value of the Guaranteed Account.

•          repaid in substantially equal payments, at least quarterly, over a period of 5 years (10 years if used to acquire a primary residence).

•          automatically defaulted and treated as a deemed distribution (or actual distribution, if circumstances allow) if scheduled payments are not received by the due date or within the grace period.

Guaranteed Lifetime Withdrawal Benefit  ("GLWB")

A Guaranteed Lifetime Withdrawal Benefit ("GLWB") rider is part of your Contract at the time of issue if the Contract issue date is on or after November 5, 2007, and if the rider is approved in your state.  The rider may be issued in its Inactive Phase for any issue age 0 – 85.  It may be issued in an active status when the Contract Owner is age 50 – 85 (age 60 – 85 for Contracts issued in New York).  Active status riders will be either in the Accumulation Phase or the Withdrawal Phase.  You may activate the rider subject to the terms and conditions stated below.

The GLWB rider provides a withdrawal benefit that guarantees a series of annualized withdrawals from the Contract, regardless of the Contract's Accumulation Value, until the death of the last surviving Covered Person.  Guarantees, which are obligations of the general account, are subject to the claims paying ability of the Company and do not apply to the performance of the underlying investment options available with this product.

GLWB Definitions

Benefit phases are defined as:

•          Inactive Phase.  The period of time when this rider is inactive.  The Contract Owner chooses when to end the Inactive Phase, but it cannot end before the Youngest Age 50 (age 60 in New York).

•          Accumulation Phase.  The period of time between the Rider Activation Date and the first date of the Withdrawal Phase.

•          Withdrawal Phase.  The period of time beginning with the occurrence of the first withdrawal as outlined in the Withdrawal Phase section, below.

•          Guaranteed Phase.  The period of time during which Lifetime Withdrawal Benefit Amount payments continue to be made, although the Contract's Accumulation Value has been reduced to zero.

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Benefit Base.  The amount used in conjunction with a lifetime distribution factor to determine the Lifetime Withdrawal Benefit Amount.

Covered Person(s) *.

•          The Owner(s) of the Contract or;

•          The Annuitant(s) if the Owner of the Contract is a non-natural person, such as a trust or;

•          The spouses at the time the joint spousal option is selected (the joint spousal option is not available in New York).  Once the rider is activated, no changes to the Covered Persons will be permitted.

*  Only one Covered Person is allowed for Contracts issued in New York.  Therefore, for Contracts issued in New York, phrases such as "Covered Person(s)" or "last surviving Covered Person" refer to the Covered Person.

Excess Withdrawal.  The portion of any withdrawal taken during the Withdrawal Phase that makes the total of all withdrawals in a Rider Year exceed the Lifetime Withdrawal Benefit Amount in that Rider Year.

Lifetime Withdrawal Benefit Amount ("LWBA").  The maximum amount that can be withdrawn under this rider during a Rider Year without reducing the Benefit Base.

Maximum Anniversary Contract Value.  The highest Accumulation Value on any Contract anniversary during the 10-year period after the later of the Rider Activation Date or the most recent reset date.

Monthly Anniversary.  The same date in a succeeding month as the Contract Date.

Premium Accumulation Value.  The sum of premiums paid accumulated at an annual compound rate of interest for a 10-year period during the Accumulation Phase.  (For Contracts issued in New York, the premiums paid and simple interest credited on the premiums paid for a period of time during the Accumulation Phase.)  The period of time is a ten-year period beginning with the later of the Rider Activation Date or the most recent reset date.

The rate of interest is:

•          5% for the Rider Year in which no withdrawal is taken (6% for Contracts issued in New York)

•          0% for the Rider Year in which a withdrawal is taken

The initial Premium Accumulation Value is determined as follows:

•          If the Rider Activation Date is the same as the Contract Date, it is equal to the initial premium.

•          If the Rider Activation Date is after the Contract Date, it is equal to the Contract's Accumulation Value as of the Rider Activation Date.

Remaining Balance.  The most recently determined Benefit Base minus the sum of all withdrawals made since the later of the beginning of the Withdrawal Phase or the most recent step-up of the Benefit Base.  The Remaining Balance will never be less than zero.

Rider Activation Date.  The end of the Inactive Phase and the beginning of the Accumulation Phase  or the Withdrawal Phase.  It must coincide with a Monthly Anniversary and cannot occur before the Youngest Age 50 (age 60 in New York).

Rider Year.  For the first Rider Year, the period of time from the Rider Activation Date to the next Contract anniversary.  Subsequent Rider Years will coincide with Contract Years.

RMD.  The required minimum distribution amount as defined by Internal Revenue Code Section 401(a)(9) and related Code provisions.  It is based on the previous year-end Contract's Accumulation Value of only the Contract to which the rider is attached, including the present value of additional benefits provided under the Contract and any other riders attached to the Contract to the extent required to be taken into account under IRS guidance.

Youngest Age.  The attained age of the youngest Covered Person.

Inactive Phase

The following apply during the Inactive Phase:

•          No charges for the rider will be deducted from the Contract's Accumulation Value.

•          No restrictions are imposed on withdrawals other than those provided by the base Contract.

•          No restrictions are imposed on asset allocations other than those provided by the base Contract.

•          No determinations are made of Premium Accumulation Value, Maximum Anniversary Contract Value, or Benefit Base as they apply to the benefits and provisions of the GLWB rider.

The end of the Inactive Phase coincides with the Rider Activation Date.

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Activation of Rider

Rider Activation Date

The rider will be activated on the Monthly Anniversary following our receipt of the properly completed service form and your written consent granting AIC discretionary authority as described in the Asset Allocation Program section and below, but no earlier than the Youngest Age 50 (age 60 in New York).  Before the rider is activated, any outstanding loan(s) must be repaid.  Once the rider is activated, no Contract loans may be taken.

Rider Charges

The monthly charge for the rider is listed on your Contract specifications page.  The Guaranteed Maximum Charge is shown in the SUMMARY OF EXPENSES section of this prospectus and other information about the rider charges is discussed in the CHARGES AND OTHER DEDUCTIONS section.

Asset Allocation

Beginning on the Rider Activation Date, the GLWB rider limits individual transfers and future premium allocations otherwise permitted by the Contract.  By activating the rider, you agree that your Contract's Accumulation Value will be invested in one of certain allowable allocation models while the rider is active, and you agree to a rebalancing schedule.  The models currently available for use with the GLWB rider are: Capital Growth (only in the State of New York), Balanced, Moderate, and Conservative.  You are permitted to transfer your Contract's total Accumulation Value from one allowable allocation model to another allowable allocation model.  AIC will serve as your investment adviser fiduciary solely for purposes of development of the asset allocation models and periodic updates to the models or deletion of models available under the GLWB.

The conditions of the Asset Allocation Program will apply.  However, changes to your allocations outside the allowable models will terminate the rider.  Only you can select the allowable asset allocation model best for you.  AIC will not make this decision for you.

Premium payments made during the Accumulation Phase and Withdrawal Phase will be credited proportionally to the Subaccounts contained in the asset allocation model you select.  All withdrawals will be deducted proportionally from the Subaccounts in your asset allocation model.

We have the right to discontinue access to an asset allocation model.  (We will not discontinue asset allocation models for Contracts issued in the State of New York.)  If an asset allocation model will be discontinued, we will notify you within 30 days prior to the change.  If after 30 days you have not selected another allowable asset allocation model, we will transfer all funds from the discontinued asset allocation model to a default model as specified in the notice.  You may later request to transfer your total Accumulation Value from the default model to any of the remaining asset allocation models.  We provided notice through a supplement dated March 16, 2012 that we planned to discontinue the Capital Growth model for GLWB riders active in states other than New York.  Contract Owners using that model could select any remaining asset allocation model available with the GLWB rider.  If another available asset allocation model was not selected prior to May 1, 2012, we transferred total Contract value from the Capital Growth model to the Balanced model at the close of business on April 30.  Contract Owners with values transferred by us to the Balanced model may request to transfer of total Contract value from the Balanced model to either of the remaining asset allocation models (Moderate or Conservative).

We will notify you in the event any transaction you request will involuntarily cause your GLWB rider to terminate  for failure to invest according to an allowable asset allocation model.  We will require you to sign a form to terminate your GLWB rider and request the investment option change.  Until the service form is received in good order in our office, we will not complete your requested change.

Single Life Option – Rider Election by Surviving Spouse

This section applies only to Contracts issued as tax non-qualified, or to Contracts issued as Regular, SEP, SIMPLE, or Roth IRAs.  The rider is not available to a surviving spouse when the single life option was selected and the Contract was issued under a qualified plan established by the applicable provisions of Internal Revenue Code Sections 401, 403(b) and 457.

If the Covered Person dies during the Accumulation Phase  of the rider and if the surviving spouse of the deceased Covered Person elects to continue the Contract in accordance with its terms, the surviving spouse may elect to add the rider for his or her life.

a.        If the surviving spouse has not reached attained age 50 (age 60 in New York), the rider will become inactive and will enter the Inactive Phase.

b.        If the surviving spouse has reached attained age 50 (age 60 in New York), the rider may be activated into the Accumulation Phase  and the Premium Accumulation Value and Maximum Anniversary Value will be set equal to the Contract's Accumulation Value.  The charge for the rider will equal the charge in effect for new issues of the same rider and will not exceed the maximum charge as stated in this prospectus.

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If the Covered Person dies during the Withdrawal Phase, and if the surviving spouse of the deceased Covered Person elects to continue the Contract in accordance with its terms, the surviving spouse may continue the Contract and the rider.  The LWBA in effect on the date of the Covered Person’s death will be paid until such time that the Remaining Balance is reduced to zero.  No step-up of the Benefit Base is available after the Covered Person’s death.

Joint Spousal Option – for Non-Qualified and IRA Plans

Effective May 1, 2010, the joint spousal option is available for Policies issued as Regular, SEP, or Roth IRAs (together referred to as "IRAs").  (Policies issued prior to that date were permitted to be issued under the joint spousal option only if they were tax non-qualified.)  Additional conditions for IRAs with the joint spousal rider include that the spouse must be the primary beneficiary of the Owner.   The joint spousal option is not available in New York.  You should consult a competent tax adviser to learn how tax laws may apply to your interests in the Policy.

Accumulation Phase

Reset Feature

On each Contract anniversary during the Accumulation Phase, the Premium  Accumulation Value will be reset to the Contract's Accumulation Value, if it is greater.  (For Contracts issued in the State of New York, within 30 days prior to each Contract anniversary, during the accumulation phase, we will notify you of your option to reset.  You will have the option to reset the Premium Accumulation Value to the Accumulation Value, if it is greater.  If you do not instruct us to reset, the reset feature will be suspended for the current Contract Year.  Your written notice to reset must be received by us no later than 10 days prior to the Contract anniversary.)

At the time of a reset:

1.        A new 10-year period begins for:

a.        Premium Accumulation Value; and,

b.        Comparison of anniversary Contract values to determine the Maximum Anniversary Contract Value.

2.        The charge for the rider will equal the charge in effect for new issues of the same rider.

The following conditions also apply at the time of a reset, except for those Contracts issued in New York:

3.        If the charge increases, we will notify you within 30 days prior to the Contract anniversary.  The charge for the rider will be specified in the notice and will not exceed the maximum charge as stated in this prospectus.

4.        You can decline the charge increase by sending us written notice no later than 10 days prior to the Contract anniversary.  If you decline the charge increase, the reset feature will be suspended and the charge percentage will remain unchanged for the current Contract Year.  On each subsequent Contract anniversary during the Accumulation Phase you will have the option to accept any available reset.

On and after each reset, the provisions of the rider will apply in the same manner as they applied when the rider was originally activated.  The deduction of charges, limitations on withdrawals, and any future reset options available on and after the most recent reset will again apply and will be measured from the most recent reset.

Withdrawals

You are permitted to make one withdrawal per Rider Year during the Accumulation Phase without initiating the Withdrawal Phase.  You must indicate your wish to exercise this provision at the time you request the withdrawal.  The withdrawal can be no sooner than 30 days after the Contract Date.  A second request for a withdrawal in a Rider Year will automatically transition the rider to the Withdrawal Phase, as described below.

A withdrawal will reduce the Premium Accumulation Value and the Maximum Anniversary Contract Value in the same proportion that the withdrawal amount has to the Accumulation Value prior to the withdrawal.  The Premium Accumulation Value and Maximum Anniversary Contract Value after the withdrawal, respectively, will be equal to (a), minus the result of multiplying (a) by the quotient of (b) divided by (c) as shown in the following formula:

a – (a * (b / c))

where:

a = Premium Accumulation Value or Maximum Anniversary Contract Value prior to the withdrawal;

b = withdrawal amount;

c = Contract Accumulation Value prior to the withdrawal

Taking a withdrawal under this provision will reduce the annual rate of interest applicable to the Premium Accumulation Value to 0% for the Rider Year in which the withdrawal is taken.

Withdrawal Phase

You may choose to begin withdrawal payments no sooner than 30 days after the Contract Issue Date and no later than  60 days after the date we receive the properly completed service form in our office.

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Benefit Base

The Benefit Base is established at the beginning of the Withdrawal Phase.  It is not used to determine other benefits or features of the Contract or the rider.

The initial Benefit Base equals the greatest of the following, determined at the beginning of the Withdrawal Phase:

•          Contract Accumulation Value

•          Premium Accumulation Value

•          Maximum Anniversary Contract Value

The Benefit Base is adjusted downward due to an Excess Withdrawal and upward due to step-up or additional premium payments.

Lifetime Withdrawal Benefit Amount

We guarantee, as an obligation of our general account, that you can withdraw up to the LWBA during the Withdrawal Phase, regardless of the Contract's Accumulation Value, until the death of the last surviving Covered Person.  Total withdrawals in a Rider Year that do not exceed the LWBA will not be subject to withdrawal charges as provided by the base Contract.

The LWBA is determined by applying the lifetime distribution factor to the Benefit Base.  The lifetime distribution factor corresponds to the Youngest Age at the beginning of the Withdrawal Phase.  The lifetime distribution factor is established from the following schedule; it never changes once it is established:

In all States other than New York:	In New York:
• 4.0% - ages 50 through 54	• 4.5% - ages 60 through 64
• 4.5% - ages 55 through 59	• 5.0% - ages 65 through 74
• 5.0% - ages 60 through 64	• 5.5% - ages 75 through 79
• 5.5% - ages 65 through 69	• 6.0% - ages 80 through 84
• 6.0% - ages 70 through 74	• 7.0% - ages 85 through 89
• 6.5% - ages 75 through 79	• 7.5% - age 90 and older
• 7.0% - age 80 and older

At any time that the Benefit Base is adjusted, the LWBA is re-determined by applying the lifetime distribution factor to the adjusted Benefit Base.

You have the choice of receiving withdrawals on an annual, semi-annual, quarterly, or monthly basis.  If periodic withdrawals would be or become less than $100, we will change the frequency of withdrawals to an interval that will result in a payment of at least $100.

Impact of Withdrawals on Benefit Base

Withdrawals taken during the Withdrawal Phase may impact the Benefit Base.  Total withdrawals in a Rider Year up to the LWBA will not reduce the Benefit Base and will not impact the LWBA.  Also, if you are required to take RMD from the Contract and the RMD exceeds the LWBA, the portion of the RMD that is greater than the LWBA will not be treated as an Excess Withdrawal.  However, any withdrawal amount that causes total withdrawals in a Rider Year to exceed the greater of the LWBA or the RMD will be treated as an Excess Withdrawal.

At the time a withdrawal is taken, if the total withdrawals in a Rider Year exceed the LWBA, the excess will be considered as an Excess Withdrawal.  Excess Withdrawals will proportionally reduce the Benefit Base.  The proportional reduction in the Benefit Base is equal to the quotient of (x) divided by the result of subtracting (z) minus (x) from (y):

_____x____

(y – (z – x))

where:

x = Excess Withdrawal amount with respect to LWBA;

y = Contract Accumulation Value immediately prior to the withdrawal;

z = total amount of the current withdrawal.

A reduction in the Benefit Base will reduce the LWBA.  No Excess Withdrawals will be allowed when the Contract's Accumulation Value is zero.  If an Excess Withdrawal reduces the LWBA to an amount less than $100, we will pay the Remaining Balance in a lump sum.  The rider and its benefits will be terminated.

Step-Up of Benefit Base

On each Contract anniversary during the Withdrawal Phase, we will compare the Contract's Accumulation Value to the Benefit Base.  If the Contract's Accumulation Value is greater than the Benefit Base on any anniversary, we will increase the Benefit Base to equal the Contract's Accumulation Value and recalculate the LWBA, which will increase the LWBA.

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Additional Premiums

Additional premium payments made during the Withdrawal Phase will:

1.        increase the Contract's Accumulation Value according to the provisions of the Contract; and,

2.        increase the Benefit Base; and,

3.        increase the LWBA.

Premium payments made during the Withdrawal Phase may not exceed $100,000 during a Contract Year without our prior approval.  Premium payments will not be accepted if the Contract's Accumulation Value is zero.

Guaranteed Phase

If a withdrawal (including an RMD) reduces the Contract's Accumulation Value to zero and at least one Covered Person is still living, the following will apply:

  the monthly rider charge will no longer be deducted; and,
  the LWBA will be provided until the death of the last surviving Covered Person under a series of pre-authorized withdrawals according to a frequency selected by the Owner, but no less frequently than annually; and, no additional premiums will be accepted; and,
  no additional step-ups will occur; and,
  any Remaining Balance will not be available for payment in a lump sum and may not be applied to provide payments under an annuity option; and, the Contract and any other riders will cease to provide any death benefits.

Death Benefit

Upon the death of the last Covered Person, the Beneficiary will select to receive either the Death Benefit as provided by the Contract and other riders, as applicable, or the distribution of the Remaining Balance accomplished through the payment of the LWBA subject to the IRS regulations as relating to RMD until such time that the Remaining Balance is zero.

If the last surviving Covered Person dies and the Contract's Accumulation Value is zero as of the date of death, any Remaining Balance of the Benefit Base will be distributed to the Beneficiary through the payment of the LWBA until such time that the Remaining Balance is zero.

Termination of Rider

Except as otherwise provided under the Continuation of Rider by Surviving Spouse for Single Life Option,  the rider will terminate without value on the earliest occurrence of any of the following dates:

1.        the date of death of the last surviving Covered Person;

2.        the date there is a change of Contract Owner;

3.        the date annuity payments commence under an annuity income option as described in the Contract;

4.        the date an Excess Withdrawal is taken such that the LWBA is less than $100;

5.        the date any asset allocation requirement is violated;

6.        the date a loan is taken from the Contract, as applicable, during the Accumulation Phase or the Withdrawal Phase;

7.        the date the Owner(s) provide us with written notice to terminate either the rider or the Contract.

(For Contracts issued in New York, except as otherwise provided under the Continuation of Rider by Surviving Spouse, this rider, the monthly fee, and every benefit this rider provides will terminate without value on the monthly activity date on which we execute your instruction to:

1.        change ownership or the covered person after moving to the Accumulation or Withdrawal Phases;

2.        annuitize under an annuity option as described in the Contract;

3.        process an excess withdrawal such that the lifetime withdrawal benefit amount is less than $100;

4.        violate any investment restriction in any manner;

5.        process a loan from the Contract, as applicable, during the accumulation phase or the withdrawal phase;

6.        terminate either this rider or the Contract according to written notice provided to us by the Owner.)

If annuity payments are to commence under number 3 above (item 2 for New York), at the maximum Maturity Date the Owner may select one of the following options:

a.        apply the Contract's Accumulation Value under an annuity income option described in the Contract, or

b.        receive periodic annualized payments equal to the LWBA that would otherwise be determined at that time through a life contingent annuity.

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BENEFITS UNDER THE CONTRACT

During the Pay-in Period, a death benefit at least equal to the Adjusted Sum of Premium Payments will be paid to your Beneficiary upon your death.

Death Benefits

If you are the Annuitant and you die during the Pay-in Period, then a death benefit will be paid to your Beneficiary, but if you are not the Annuitant, and the Annuitant dies during the Pay-in Period, you will be treated as the Annuitant until you name a new Annuitant. If you are not the Annuitant, and you are a trust or corporation or some other entity that is not a living person, and the Annuitant dies during the Pay-in Period, we will pay the death benefit to your designated Beneficiary.

Subject to state insurance law, the death benefit will be the greater of:

•          the Contract's Accumulation Value on the date we receive Due Proof of Death and each of the Beneficiaries' elections or instructions for payment; or

•          the Adjusted Sum of Premium Payments, determined as follows:

  as of the day we receive a premium, the sum is increased by the amount of that premium; and
  as of the day a partial surrender is made, the sum is decreased by the same proportion as the Accumulation Value was decreased by that surrender.

Note that, in a declining market, where the Accumulation Value of your Contract has gone down, any partial surrender may have a magnified effect on the reduction of the death benefit.

Until we receive Due Proof of Death and instructions, in the proper form, from your Beneficiaries, your Contract will remain allocated to the Subaccounts you chose, so the amount of the Death Benefit will reflect the investment performance of those Subaccounts during this period.  If your Contract has multiple Beneficiaries, we will calculate and pay each Beneficiary's share of the  death benefit proceeds when we receive Due Proof of Death and instructions, in proper form, from that Beneficiary.  The death benefit proceeds still remaining to be paid to other Beneficiaries will continue to fluctuate with the investment performance of the Subaccounts you chose, until each Beneficiary has provided us instructions in the proper form.

In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the Beneficiary, in the amount of the death benefit proceeds payable.  The same interest rate schedule and other account terms will apply to all Beneficiary accounts in place at any given time.  We will send the Beneficiary a checkbook within 7 days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable.  The account is part of our general account.  It is not a bank account and it is not insured by the FDIC or any other government agency.  As part of our general account, it is subject to the claims of our creditors.  We receive a benefit from all amounts left in the account.

If your spouse is your sole designated Beneficiary, the Contract will remain allocated to the Subaccounts you chose, even after we receive Due Proof of Death, until your spouse makes an election to either (1) continue the Contract as successor owner or (2) act as a Beneficiary and choose a payment option.  If you are holding the Contract in a name other than your own (i.e., as trustee of a trust), or if you designate a trust as your Beneficiary, you should consult a tax adviser concerning how this may affect your spouse's Beneficiary rights under federal tax laws.

If your Beneficiary dies before, at the same time as, or within 30 days after your death, we will treat the Beneficiary's death as though it occurred before yours.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected.  See page 29.

You select the Maturity Date (when you stop paying premiums and start receiving annuity benefit payments) and may change it subsequently by giving us 30 days' written notice.

Annuity Benefit Payments

Maturity Date—You may specify at the time of  application the day that annuity benefit payments will commence under the Contract (the "Maturity Date").  You may change your Maturity Date at any time, provided we receive written notice of the change at least 30 days before the previously specified Maturity Date. The Maturity Date must be:

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•          at least one month after the Contract Date (thirteen months after in New Jersey and New York);

•          the first day of a calendar month; and

•          no later than the Annuitant's 95th birthday (particular retirement plans and certain states may apply different standards).

You select a Fixed or Variable Annuity Benefit Payment option at least 30 days prior to the Maturity Date.

Type of Income Payments—You may specify any proportion of your Contract's Accumulation Value (less premium taxes, if any) to be applied to a variable annuity or a fixed annuity. Variable annuity benefit payments will vary in accordance with the investment experience of the Subaccount(s) you select.

At least 30 days before the Maturity Date, you must select how your Contract's Accumulation Value will be used to provide the monthly annuity benefit payments. If no selection is made, we will provide a fixed annuity with the proceeds of your Accumulation Value at maturity.

If the total Accumulation Value to be applied to an annuity benefit option, in the aggregate, is less than $5,000 ($2,000 in Massachusetts, New York and Texas), we will have the option of paying the Accumulation Value in a lump sum.  If the total first monthly payment (combined Fixed and Variable) determined under the annuity benefit option selected, in the aggregate, is less than $50 ($20 in New York), we may change the payment frequency of annuity benefit payments to quarterly, semiannually or annually, or, depending on state law, we may have the option of paying the Accumulation Value in a lump sum.

Variable Annuity Benefit Payments

If you select a variable annuity, the amount of the first monthly annuity benefit payment will be based on your Contract's Investment Option allocation and will be obtained from the appropriate Option Table in your Contract. Subsequent monthly income payments will vary based on the investment experience of the Subaccount(s) used to reserve for the annuity.

Amount of Variable Annuity Benefit Payments—The amount of Variable Annuity Benefit Payments will depend not only upon the investment experience of the Subaccounts you select, but also upon the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the annuity benefit option chosen. We guarantee that the annuity benefit payments:

•          will not be affected by any variation in the actual mortality experience of the Annuitants from what was assumed in determining the amount of the first monthly payment, and

•          will not be affected by the actual amount of expenses we incur in administering the Contract.

Because Variable Annuity Benefit Payments will vary with the investment results of the Subaccounts, the amounts of those payments cannot be predetermined.

Fixed annuity benefit payments are based on interest credited at a guaranteed rate.

Fixed Annuity Benefit Payments

If you select a fixed annuity, the amount of the annuity benefit payments will be determined by applying the Accumulation Value you want to apply to a fixed annuity at rates at least as favorable as those in the applicable annuity Option Table, in accordance with the annuity benefit option elected. This will be done at the Maturity Date. The annuity Option Tables contained in your Contract state your minimum interest rate.

We guarantee the amount of Fixed Annuity Benefit Payments. The payment depends on the annuity benefit option elected, the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the amount applied to purchase the fixed annuity.

No transfers may be made with respect to Fixed Annuity Benefit Payments.

A variety of annuity benefit payment options are available, including ones in which you receive payments for life or for the longer of life or a specified number of years and ones based on a single life or on the joint lives of two people.

Annuity Benefit Payment Options—You may elect a fixed annuity, a variable annuity, or a combination fixed and variable annuity. All of the annuity benefit options listed below (except the alternate annuity option) are available as either fixed or variable annuities.

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Up to 30 days before the Maturity Date, you may change the annuity benefit option. If an option is chosen which depends on the continuation of the life of the Annuitant or of a contingent Annuitant, proof of age will be required before annuity benefit payments begin. The annuity benefit options include:

Option 1: Life Annuity—

•          Nonrefund.  We will make payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. It is possible under this option that only one payment will be made if the Annuitant dies before a second payment is due, or that only two payments will be made if the Annuitant dies before the third payment, and so forth.

•          5-Years Certain. We will make payments for at least five years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the five-year period certain.

•          10-Years Certain. We will make payments for at least 10 years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the 10-year period certain. (This option will apply unless you select a different option.)

•          Installment Refund. We will make payments for a period certain and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the period certain. The number of period certain payments is equal to the amount applied under this option divided by the amount of the first annuity payment; provided, however, that the amount of the final period certain payment shall be multiplied by that part of the answer which is not a whole number.

Option 2: Joint and Survivor Life Annuity—

•          Joint and Survivor Nonrefund. We will make payments during the joint lifetime of the Annuitant and contingent Annuitant. Payments will then continue during the remaining lifetime of the survivor of them. No payments are due after the death of the last survivor of the Annuitant and contingent Annuitant. It is possible under this option that only one monthly annuity payment will be made if the Annuitant and contingent Annuitant both die before the second payment is made, or that only two payments will be made if they both die before the third payment, and so forth.

•          Joint and Survivor with 10-Year Certain. We will make payments for 10 years and after that during the joint lifetime of the Annuitant and contingent Annuitant. Payments will then continue during the remaining lifetime of the survivor of them. No payments are due after the death of the survivor of the Annuitant and contingent Annuitant or, if later, the end of the 10-year period certain.

Instead of a settlement in accordance with the annuity benefit options described above, you may choose an alternate type of fixed annuity payment. Such alternate annuity option shall be based on rates at least as favorable as those for fixed-dollar single-premium immediate annuities we are issuing on the Maturity Date. This alternate annuity option may only be elected within 30 days before the Maturity Date.

If the Annuitant dies on or after the Maturity Date, but before annuity benefit payments have been made for a guaranteed period, if any, we will continue payments to the Beneficiary until the rest of the guaranteed payments have been made. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in the annuity Option Table from which the payments were determined) and pay that sum to the estate of the last to die of the Annuitant and the Beneficiary.

THE GUARANTEED ACCOUNT

Interests in the Guaranteed Account are not securities and Union Central Life is not an investment company.

Premiums allocated to the Guaranteed Account and transfers to the Guaranteed Account become part of our general assets, which support our insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the Guaranteed Account have not been registered under the Securities Act of 1933 ("1933 Act") nor is Union Central Life registered as an investment company under the Investment Company Act of 1940 ("1940 Act").  Accordingly, neither Union Central Life nor any interests in our general assets generally are subject to the provisions of the 1933 or 1940 Acts and it is understood that the SEC staff has not reviewed the disclosures in this prospectus which relate to the fixed portion of the Contract. Disclosures regarding the fixed portion of the Contract and Union Central Life, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

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General Description

The Guaranteed Account is the value of the Contract that is part of our general assets.  You may elect to allocate up to 50% of your premiums to the Guaranteed Account, and you may also transfer values from your Variable Account to the Guaranteed Account, subject to a 30% cap per year as described on page 16.  We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account, whereas you bear the investment risk for amounts allocated or transferred to your Variable Account. We have sole discretion to invest our general assets, including assets funding the Guaranteed Account, subject to applicable law.  Assets in the Guaranteed Account are subject to claims by creditors of the Company.

We guarantee that amounts you allocate to the Guaranteed Account will accumulate at a rate of at least the guaranteed rate stated in your Contract. We may credit more than the guaranteed rate of interest at our discretion.

Guaranteed Account Accumulations

We guarantee that we will credit interest to the Guaranteed Account at a rate at least equal to the guaranteed rate stated in your Contract. Interest in excess of the guaranteed rate may be used in the calculation of the Guaranteed Account at such increased rates and in such a manner as we may determine. Any interest credited to the Guaranteed Account in excess of the minimum guaranteed rate stated in your Contract will be determined in our sole discretion.

We guarantee that, during the Pay-in Period, the Guaranteed Account of the Contract will be at least equal to:

•          the total of all net premiums allocated to the Guaranteed Account; plus

•          the total of all amounts transferred to the Guaranteed Account from the Variable Account; minus

•          the total of all amounts transferred from the Guaranteed Account to the Variable Account (including the transfer fee); minus

•          the total of any administration and/or Contract fees attributable to the Guaranteed Account; minus

•          the total of all partial surrenders from the Guaranteed Account (including any surrender charge); plus

•          interest accumulated in the Guaranteed Account (the minimum guaranteed interest rate varies according to state law and is stated in your Contract).

You may surrender all or part of your Guaranteed Account during the Pay-in Period, but we may delay paying your surrender proceeds for up to 6 months.

Surrenders

You may surrender all or part of your Guaranteed Account value at any time during the Pay-in Period prior to the death of the Annuitant.  We intend to pay surrender requests upon receipt but reserve the right to delay payment of all surrenders from the Guaranteed Account for up to six months. Surrenders from the Guaranteed Account generally are subject to the same provisions that apply to surrenders from the Variable Account, discussed under "Surrenders" on page 22.

Transfers from the Guaranteed Account to the Variable Account may be made during the Pay-in Period.

No more than the greater of 20% of your Guaranteed Account (as of the first day of the Contract Year)

or $1,000, whichever is greater, may be so transferred in a Contract Year.

Transfers

Amounts may be transferred from the Guaranteed Account and Subaccounts, at any time during the Pay-in Period, and from the Subaccounts to the Guaranteed Account at any time during the Pay-in Period, after the first Contract Year.  During the Pay-in Period, beginning with the second Contract Year, you may transfer up to 20% of the value of your Guaranteed Account (as of the first day of the Contract Year), or $1,000, whichever is greater, to one or more Subaccounts each Contract Year.  The minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option.

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GENERAL MATTERS

You designate a Beneficiary to receive benefits upon your death during the Pay-in Period or the death of the Annuitant during the Pay-out Period.

Designation of Beneficiary

The Beneficiary is the person (or persons) you designate as such in your application and is the person to whom benefits will be paid during the Pay-in Period upon your death, or the Annuitant's, if you are an Owner in the form of a trust or a corporation, or any other form than a living person. During the Pay-out Period, the Beneficiary is the person to whom any remaining benefits will be paid upon the death of the Annuitant. Subject to the terms of any existing assignment or the rights of any irrevocable Beneficiary, you may change the Beneficiary by providing us with written notice. Any change will be effective at the time you signed it. We will not, however, be liable as to any payment or settlement made prior to receiving the written notice.  If the named Beneficiary is irrevocable you may change the named Beneficiary only by Written Notice signed by both you and the Beneficiary.  If more than one named Beneficiary is designated, and you fail to specify their interest, they will share equally.

If there are joint Owners, the surviving joint Owner will be deemed the Beneficiary, and the Beneficiary named in the Contract application or subsequently changed will be deemed the contingent Beneficiary.  If both joint Owners die simultaneously, the death benefit will be paid to the contingent Beneficiary.

If the Beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Contract will terminate, or to continue the Contract in force with the spouse as Owner.  The surviving spouse may not continue the Guaranteed Lifetime Withdrawal Benefit rider when the single life option was selected and the Contract was issued under an Internal Revenue Code Section 401, 403(b), or 457 qualified plan.

If the named Beneficiary dies before you, then your estate is the Beneficiary until you name a new Beneficiary.

In the first 10 days after you receive your Contract, you may return it and receive a refund from which surrender charges are not deducted.

10-Day Right to Examine Contract

If you are not satisfied with the Contract, you may void it by returning it to us or our agent from which it was purchased within 10 days of receipt, or longer where required by state law.  You will then receive a full refund of the Contract's Accumulation Value; however, where required by certain states, or if your Contract was issued as an Individual Retirement Account ("IRA"), you will receive either the premium paid or your Contract's Accumulation Value, whichever amount is greater.

Contract Owner's Inquiry

You may make inquiries concerning your Contract by calling us at 800-319-6902, or writing to the Client Service Office at P.O. Box 81889, Lincoln, NE 68501.

Contract Owner's Reports

Each calendar year quarter you will receive a report at your last known address showing the following information, as of the end of the current report period:  Accumulation Value; Cash Surrender Value; amount of interest credited to the Guaranteed Account; change in value of the Variable Account; premiums paid since the last report; partial cash surrenders; expense charges; and any other information required by law. You will also receive an annual and a semi‑annual report for each Portfolio underlying a Subaccount to which you have allocated Accumulation Value. In addition, when you pay premium payments, or if you transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions. Confirmations of certain automated transactions will be included in the quarterly statement you receive.  These include transactions such as applications of automatic premium payments, portfolio rebalancing, dollar cost averaging, and interest sweeps.

Please review your confirmations and quarterly statements carefully.  If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

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FEDERAL INCOME TAX MATTERS

This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS").  It is not  intended as tax advice.  All information is subject to change without notice.  We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions.

You should consult a competent tax adviser to learn how tax laws apply to your annuity interests.

Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities in general and Code Section 817 provides rules regarding the tax treatment of variable annuities.  Other Code sections may also impact taxation of your variable annuity investment and/or earnings.

Tax Deferrals During Accumulation Period

An important feature of variable annuities is tax-deferred treatment of earnings during the accumulation phase.  An individual owner is not taxed on increases in the value of a Contract until a withdrawal occurs, either in the form of a non-periodic payment or as annuity payments under the settlement option selected.

Taxation of Withdrawals

Withdrawals are included in gross income to the extent of any allocable income.  Any amount in excess of the investment in the Contract is allocable to income.  Accordingly, withdrawals are treated as coming first from the earnings, then, only after the income portion is exhausted, as coming from principal.

If you make a withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty may apply.  However, the penalty does not apply to distributions:

•          after the taxpayer reaches age 59 1/2;

•          upon the death of the Owner;

•          if the taxpayer is defined as totally disabled;

•          as periodic withdrawals that are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the Beneficiary;

•          under an immediate annuity; or

•          under certain other limited circumstances.

Taxation of Annuity Payments

Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income.  Generally, the Code provides for the return of your investment in an annuity Contract in equal tax-free amounts over the annuity payout period.  Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Contract to the total expected value of annuity payments.  If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments.  The balance of each payment is taxable income.  After you recover your investment in the Contract, any payment you receive is fully taxable.  (If a variable payment is less than the excludable amount you should contact your tax adviser to determine how to report any investment not recovered.)  The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Taxation of Death Proceeds

A death benefit paid under the Contract may be taxable income to the Beneficiary.  The rules on taxation of an annuity apply.  Estate taxes may also apply to your estate, even if all or a portion of the benefit is subject to federal income taxes.   To be treated as an annuity, a Contract must provide that: (1) if an Owner dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Contract is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the Owner dies before the annuity starting date, the entire interest must be distributed within five years of death.  However, if an individual is designated as Beneficiary, they may take distribution over their life expectancy.  If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal.  If the Beneficiary is the surviving spouse of the owner, it is possible to continue deferring taxes on the accrued and future income of the Contract until payments are made to the surviving spouse.

Tax Treatment of Assignments and Transfers

An assignment or pledge of an annuity Contract is treated as a withdrawal.  Also, the Code (particularly for tax-qualified plans) and ERISA in some circumstances prohibit such transactions, subjecting them to income tax penalties and additional excise tax.  Therefore, you should consult a competent tax adviser if you wish to assign or pledge your Contract.

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Tax Treatments by Type of Owner

A Contract held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes unless annuity payments start within a year.  The income on such a Contract is taxable in the year received or accrued by the Owner.  However, this rule does not apply if the owner is acting as an agent for an individual or is an estate that acquired the Contract as a result of the death of the decedent.  Nor does it apply if the Contract is held by certain qualified plans, is held pursuant to a qualified funding trust (structured settlement plan), or if an employer purchased the Contract under a terminated qualified plan.  You should consult your tax adviser before purchasing a Contract to be owned by a non‑natural person.

Annuity Used to Fund Qualified Plan

•          The Contract is designed for use with various qualified plans, including:

•          Tax Sheltered Annuities, Code Section 403(b);

•          Individual Retirement Annuities (IRAs), Code Section 408(b);

•          Simplified Employee Pension (SEP IRA), Code Section 408(k);

•          Savings Incentive Match Plans for Employees (SIMPLE IRA), Code Section 408(p); and

•          Roth IRAs, Code Section 408A.

The Contract will not provide additional tax deferral benefits if it is used to fund a qualified plan.  However, Contract features and benefits other than tax deferral may make it an appropriate investment for a qualified plan.  You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity.  Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances.  Each purchaser should obtain advice from a competent tax adviser prior to purchasing a Contract issued under a qualified plan.

The Company reserves the right to limit the availability of the Contract for use with any of the plans listed above or to modify the Contract to conform to tax requirements.  Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures.  Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Contract.

On July 26, 2007, the Internal Revenue Service ("IRS") published new regulations for tax sheltered annuity contracts under Internal Revenue Code Section 403(b).  While most of these provisions became effective January 1, 2009, the new regulations on tax-free exchanges of contracts became effective September 24, 2007.  The new 403(b) regulations allow for the exchange of annuity contracts if the plan sponsor (employer) and the contract provider (insurance company) agree to share certain information.  This contrasts with prior rules, when a contract owner (employee) and the insurer(s) could complete an exchange without directly involving the plan sponsor.

Our service center is available to assist you with any of your contract needs.

Tax Impact on Account Value

Certain Contract credits are treated as taxable "earnings" and not "investments" for tax purposes.  Taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts).

TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS

Section 36.105 of the Texas Education Code permits participants in the Texas Optional Retirement Program ("ORP") to redeem their interest in a variable annuity Contract issued under the ORP only upon:

•          termination of employment in the Texas public institutions of higher education,

•          retirement, or

•          death.

Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer before the Contract can be surrendered.

We pay brokers to sell the Contracts.

DISTRIBUTION OF THE CONTRACTS

Ameritas Investment Corp. ("AIC"), whose principal business address is 5900 "O" Street, Lincoln, Nebraska, is the principal underwriter for the Contracts.  Carillon Investments, Inc. ("CII"), formerly the principal underwriter for the Contracts, was merged into AIC in 2006.  CII was and AIC continues to be an affiliate of Union Central Life.  AIC is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority.  We will pay an amount no more than 5% of premiums received during the first year of the Contract to a registered representative, based on which commission option is selected by the registered representative or his or her broker-dealer. You will find more information about the commission options available to registered representatives in the

VA III - 34

Statement of Additional Information.  When the surrender charges are reduced, the amount paid to registered representatives will be less than 5% of premiums. We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances.

From time to time, we may pay or permit other promotional incentives, in cash or production credit or other compensation.  Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars, and merchandise. We may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products.  We may enter into special compensation or reimbursement arrangements with certain broker-dealers for, among other things, training of sales personnel, marketing or other services they provide to our affiliates or us.  We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees and production incentive bonuses.  The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $5,000 to $25,000) and marketing support allowances may change from time to time.  In calendar year 2009 we paid no conference sponsorship fees.  We paid marketing support allowances to certain agencies affiliated with Centralife Annuities Service, Inc., the minority owner (20%) of AIC.  These distribution expenses do not result in any additional charges under the Contract other than those described in this prospectus'   CHARGES AND OTHER DEDUCTIONS section.

You instruct us how to vote Fund shares.

VOTING RIGHTS

To the extent required by law, we will vote the Portfolio shares held by Carillon Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of Carillon Account. However, if legal requirements should change, and as a result, we determine that we are allowed to vote the Portfolio shares in our own right, we may elect to do so.

The number of votes which a person has the right to instruct will be calculated separately for each Subaccount. During the Pay-in Period, the number of votes for which you have a right to give instructions will be determined by dividing your Contract’s Accumulation Value attributable to a Subaccount by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the Annuitant has the voting interest. The number of votes during the Pay-out Period will be determined by dividing the reserve for that Contract held in a Subaccount by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the votes attributable to a Contract decrease as the reserves underlying the Contract decrease. In determining the number of votes, fractional shares will be recognized. Voting instructions will be solicited prior to a Fund’s shareholder meeting.   We will vote Fund shares held in Carillon Account as to which we receive no timely instructions in proportion to the voting instructions received. Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.

FINANCIAL STATEMENTS

Financial statements of Carillon Account and Union Central Life are included in the SAI which may be obtained without charge by writing us at:  P.O. Box 81889, Lincoln, NE 68501 or telephoning us at: 1-800-319-6902.

LEGAL PROCEEDINGS

No litigation is pending that would have a material effect upon the Variable Account, or that is material in relation to our total assets or the obligations of our principal underwriter.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

General Information and History	2
Other Information	2
Services	2
DISTRIBUTION OF CONTRACTS	3
Calculation of Performance	3
DETERMINATION OF ANNUITY PAYMENTS	5
MISCELLANEOUS CONTRACT PROVISIONS	5
Asset Allocation Program	6
Licensing Agreement	8
CUSTODY OF CARILLON ACCOUNT'S ASSETS	8
INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	8
FINANCIAL STATEMENTS OF CARILLON ACCOUNT AND OF UNION CENTRAL LIFE (following Page 8)

VA III - 35

APPENDIX A – Accumulation Unit Values

(for a unit outstanding throughout the period)

Period ended December 31,

The following table shows Accumulation Unit values ("AUVs") for the Subaccounts that fund obligations of the Carillon Account (the "Registrant") under variable annuity Contracts offered by this prospectus.  AUVs are shown at the beginning and end of the periods indicated as well as the number of Accumulation Units outstanding for each Subaccount variable investment option portfolio as of the end of the periods indicated.  The financial statements of the Subaccounts can be found in the Statement of Additional Information.  (See the last page to learn how to get a copy of the Statement of Additional Information.)

The table also provides the number of Accumulation Units outstanding for each Subaccount variable investment option as of the end of the periods indicated for the Registrant's other policies, which are no longer offered for sale, but for which the Registrant may continue to accept payments.  These closed products are VA I, VA II SA and VA II (collectively referred to "VA I and II Annuities").  Contract expenses vary for each of the Registrant's variable annuities; therefore, Advantage VA III AUVs are not representative of values for the other products.

The financial statements of the Subaccounts can be found in the Statement of Additional Information.  (See the first page of this prospectus to learn how to get a copy of the Statement of Additional Information.)

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
THE ALGER FUND
Alger Capital Appreciation Portfolio, Class I-2[1]	2002				27,242
	2003				83,920
	2004	$10.00	$11.31	0	98,280
	2005		$12.72	5,266	123,637
	2006		$14.92	14,688	222,637
	2007		$19.57	26,331	320,723
	2008		$10.55	27,863	209,554
	2009		$15.67	23,021	197,046
	2010		$17.54	23,430	181,885
	2011		$17.17	19,864	139,895
Alger MidCap Growth Portfolio, Class I-2[1]	2002				51,150
	2003				204,927
	2004	$10.00	$11.59	0	311,592
	2005		$12.51	22,909	326,661
	2006		$13.55	36,801	321,221
	2007		$17.51	76,632	389,523
	2008		$7.17	147,047	364,535
	2009		$10.68	65,868	336,552
	2010		$12.52	52,708	293,504
	2011		$11.28	34,177	217,947
AMERICAN CENTURY INVESTMENTS
American Century VP Income & Growth Fund, Class I1	2002				105,943
	2003				147,960
	2004	$10.00	$10.97	7,076	210,949
	2005		$11.28	14,066	237,706
	2006		$12.98	22,855	226,926
	2007		$12.75	24,434	213,715
	2008		$8.19	33,763	170,606
	2009		$9.51	26,248	118,134
	2010		$10.66	23,068	95,523
	2011		$10.79	13,611	72,322
American Century VP International Fund, Class I1	2004	$10.00	$11.29	447	NA
	2005		$12.56	15,831
	2006		$15.44	27,986
	2007		$17.91	31,342
	2008		$9.71	34,919
	2009		$12.77	29,666
	2010		$14.20	22,198
	2011		$12.26	13,897

VA III - 36

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
American Century VP Mid Cap Value Fund, Class I3	2008	$10.00	$7.61	91,064	25,035
	2009		$9.71	15,598	19,487
	2010		$11.37	9,109	20,226
	2011		$11.09	361	20,478
American Century VP Value Fund, Class I1	2002				450,287
	2003				481,081
	2004	$10.00	$11.06	5,160	523,068
	2005		$11.42	30,319	553,013
	2006		$13.32	46,718	506,184
	2007		$12.42	78,016	451,381
	2008		$8.94	65,968	309,588
	2009		$10.53	56,772	254,538
	2010		$11.72	52,058	217,350
	2011		$11.62	43,799	187,680
CALVERT VARIABLE PRODUCTS, INC.
Calvert VP Barclays Capital Aggregate Bond Index Portfolio[1]	2003				44,353
	2004	$10.00	$9.99	1,727	110,691
	2005		$9.97	22,510	124,250
	2006		$10.16	43,231	159,389
	2007		$10.72	66,713	193,012
	2008		$11.23	100,691	332,928
	2009		$11.54	100,500	306,480
	2010		$12.06	657,921	324,376
	2011		$12.83	811,137	291,282
Calvert VP EAFE International Index Portfolio[1]	2003				19,444
	2004	$10.00	$11.27	844	85,212
	2005		$12.47	20,769	116,560
	2006		$15.39	54,985	187,734
	2007		$16.65	109,923	270,354
	2008		$9.38	107,010	256,710
	2009		$11.78	97,003	231,941
	2010		$12.35	480,905	253,857
	2011		$10.58	401,685	209,794
Calvert VP Inflation Protected Plus Portfolio[3]	2008	$10.00	$9.40	85,192	107,350
	2009		$9.94	224,658	131,587
	2010		$10.37	120,319	135,294
	2011		$11.25	323,540	128,664
Calvert VP Nasdaq 100 Index Portfolio[1]	2002				902,977
	2003				1,492,650
	2004	$10.00	$11.29	1,418	1,516,978
	2005		$11.23	7,066	1,273,345
	2006		$11.78	9,784	1,163,667
	2007		$13.72	21,487	1,160,345
	2008		$7.83	33,103	917,613
	2009		$11.82	26,733	774,014
	2010		$13.88	204,641	776,450
	2011		$14.03	166,794	643,905
Calvert VP Natural Resources Portfolio[2]	2007	$10.00	$11.30	1,143	21,166
	2009		$6.66	27,142	220,932
	2009		$8.57	34,090	343,678
	2010		$9.87	197,235	336,387
	2011		$8.71	247,105	260,462

VA III - 37

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
Calvert VP Russell 2000 Small Cap Index Portfolio[1]	2002				612,192
	2003				795,429
	2004	$10.00	$11.41	5,805	917,416
	2005		$11.67	76,085	911,605
	2006		$13.49	111,119	885,584
	2007		$12.96	121,823	794,060
	2008		$8.41	130,900	630,415
	2009		$10.43	83,333	533,426
	2010		$12.91	294,183	493,309
	2011		$12.06	175,398	401,234
Calvert VP S&P 500 Index Portfolio[1]	2002				3,768,951
	2003				3,578,436
	2004	$10.00	$10.93	13,391	3,426,533
	2005		$11.23	123,875	3,020,520
	2006		$12.73	169,181	2,566,166
	2007		$13.15	197,994	2,242,686
	2008		$8.13	217,086	1,859,723
	2009		$10.08	140,445	1,533,165
	2010		$11.35	130,977	1,323,244
	2011		$11.33	370,408	1,167,480
Calvert VP S&P MidCap 400 Index Portfolio[1]	2002				1,287,924
	2003				1,445,334
	2004	$10.00	$11.31	16,965	1,575,174
	2005		$12.44	114,725	1,620,747
	2006		$13.42	180,018	1,549,864
	2007		$14.16	204,482	1,394,781
	2008		$8.82	195,560	1,089,777
	2009		$11.82	142,019	922,623
	2010		$14.62	222,559	809,762
	2011		$14.03	210,984	728,431
Calvert VP SRI Large Cap Value Portfolio[1]	2002				901,552
	2003				824,511
	2004	$10.00	$10.94	5,496	807,994
	2005		$11.50	37,135	758,404
	2006		$13.91	78,912	729,824
	2007		$13.86	85,327	662,607
	2008		$8.24	445,975	540,444
	2009		$10.16	770,789	476,613
	2010		$11.13	576,672	410,206
	2011		$10.74	303,133	345,531
CALVERT VARIABLE SERIES, INC.
Calvert VP Income Portfolio[2]	2007	$10.00	$10.18	0	34,805
	2008		$8.84	605,746	1,577,287
	2009		$10.49	278,622	1,344,141
	2010		$11.11	163,581	1,222,451
	2011		$11.33	81,333	967,668
Calvert VP Small Cap Growth Portfolio[4]	2009	$10.00	$13.27	77,395	20,305
	2010		$17.90	4,805	25,777
	2011		$17.22	1,806	25,312
Calvert VP SRI Balanced Portfolio[6]	2011	$10.00	$9.68	12,416	478,916
Calvert VP SRI Equity Portfolio[3]	2008	$10.00	$0.00	0	702
	2009		$8.65	58	3,159
	2010		$9.96	311	9,668
	2011		$9.65	57	9,710

VA III - 38

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
Calvert VP SRI Strategic Portfolio[2]	2007	$10.00	$10.04	81,423	92,404
	2008		$5.88	524,932	169,969
	2009		$8.29	910,299	196,056
	2010		$9.00	823,785	187,991
	2011		$7.70	291,540	107,322
COLUMBIA FUNDS VARIABLE SERIES TRUST 2
Columbia Variable Portfolio - Seligman Global	2011	$10.00	$9.20	11,137	113,750
Technology Fund, Class 2 [5]
Columbia Variable Portfolio - Select Smaller-Cap, Class 2	2011	$10.00	$8.66	45,262	537,355
DWS INVESTMENTS VARIABLE SERIES I
DWS Capital Growth VIP Portfolio, Class A1	2002				1,615,202
	2003				1,373,533
	2004	$10.00	$10.84	0	1,218,347
	2005		$11.61	6,396	1,014,491
	2006		$12.39	11,525	846,725
	2007		$13.70	13,428	711,753
	2008		$9.03	23,570	603,429
	2009		$11.25	22,962	530,824
	2010		$12.89	19,030	466,280
	2011		$12.09	12,047	398,375
DWS International VIP Portfolio, Class A	2002		NA	NA	1,279,188
	2003				1,072,644
	2004				978,024
	2005				853,382
	2006				823,166
	2007				748,253
	2008				624,713
	2009				539,409
	2010				468,351
	2011				427,270
DWS VARIABLE SERIES II
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A3	2008	$10.00	$7.00	82,405	23,284
	2009		$8.92	196,947	47,128
	2010		$10.78	71,799	34,444
	2011		$9.94	100,656	41,506
DWS Global Thematic VIP Portfolio, Class A3	2008	$10.00	$0.00	0	85
	2009		$7.53	670	4,356
	2010		$8.40	4,106	1,515
	2011		$7.06	4,161	1,419
DWS Money Market VIP Portfolio, Class A1	2002				1,112,120
	2003				726,853
	2004	$10.00	$10.00	1,648	518,426
	2005		$10.09	108,769	469,208
	2006		$10.38	111,544	470,744
	2007		$10.71	199,818	565,291
	2008		$10.80	481,662	847,514
	2009		$10.65	284,585	652,974
	2010		$10.46	252,811	532,937
	2011		$10.27	252,145	446,838
FIDELITY® VARIABLE INSURANCE PRODUCTS
Fidelity® VIP Contrafund® Portfolio, Service Class 2[2]	2007	$10.00	$11.05	74,645	151,838
	2008		$6.22	26,744	153,907
	2009		$8.29	25,660	128,394
	2010		$9.51	26,133	118,310
	2011		$9.08	20,722	96,813

VA III - 39

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
Fidelity® VIP Equity-Income Portfolio, Service Class 2[2]	2007	$10.00	$9.47	64,194	65,050
	2008		$5.32	106,516	71,701
	2009		$6.79	40,156	59,646
	2010		$7.67	26,513	44,292
	2011		$7.57	3,273	36,770
Fidelity® VIP High Income Portfolio, Service Class 2[2]	2007	$10.00	$9.78	18,741	20,847
	2008		$7.19	214,453	67,806
	2009		$10.14	399,752	120,746
	2010		$11.32	123,030	95,370
	2011		$11.52	378,597	112,113
Fidelity® VIP Mid Cap Portfolio, Service Class 2[4]	2009	$10.00	$12.93	114,330	20,943
	2010		$16.32	102,034	35,946
	2011		$14.28	45,393	29,236
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Templeton Growth Securities Fund, Class 2[1]	2004	$10.00	$11.11	527	NA
	2005		$11.88	11,710
	2006		$14.23	19,851
	2007		$14.31	21,194
	2008		$8.11	17,585
	2009		$10.45	15,204
	2010		$11.02	10,431
	2011		$10.06	8,811
FINANCIAL INVESTORS VARIABLE INSURANCE TRUST (ALPS)
Ibbotson Balanced ETF Asset Allocation Portfolio,	2011	$10.00	$9.24	1,635	15,188
Class II [6]
Ibbotson Growth ETF Asset Allocation Portfolio,	2011	$10.00	$8.87	4,134	39
Class II [6]
Ibbotson Income and Growth ETF Asset Allocation	2011	$10.00	$9.57	8,514	4,441
Portfolio, Class II [6]
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
Invesco Van Kampen V.I. American Franchise	2011	NA	NA	NA	NA
Fund, Series I [7]
Invesco Van Kampen V.I. Equity and Income Fund,	2011	$10.00	$9.11	4,326	NA
Series I [6]
Invesco V.I. Global Real Estate Fund, Series I4	2009	$10.00	$13.95	115,952	18,495
	2010		$16.10	41,625	10,188
	2011		$14.78	156,923	25,065
Invesco V.I. International Growth Fund, Series I3	2008	$10.00	$6.24	5,398	4,349
	2009		$8.29	8,327	44,112
	2010		$9.18	10,022	59,797
	2011		$8.41	272,454	81,833
Invesco Van Kampen V.I. Value Opportunities Fund,	2004	$10.00	$11.17	449	NA
Series I1 (Invesco V.I. Basic Value Fund, Series I	2005		$11.61	2,204
prior to 4/30/12)	2006		$12.92	11,902
	2007		$12.89	22,655
	2008		$6.11	24,594
	2009		$8.89	24,731
	2010		$9.37	23,192
	2011		$8.92	18,160
MFS® VARIABLE INSURANCE TRUST
MFS® Growth Series, Initial Class	2002		NA	NA	1,542,004
	2003				1,375,804
	2004				1,217,066
	2005				1,040,581

VA III - 40

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
	2006				869,196
	2007				702,165
	2008				600,104
	2009				509,606
	2010				431,177
	2011				361,008
MFS® High Income Series, Initial Class[1]	2002				477,768
	2003				518,223
	2004	$10.00	$10.27	10,292	552,411
	2005		$10.31	31,782	532,645
	2006		$11.19	57,328	487,705
	2007		$11.19	77,011	410,954
	2008		$7.86	73,570	315,671
	2009		$11.24	68,787	279,073
	2010		$12.67	60,459	248,354
	2011		$12.95	55,166	197,689
MFS® Investors Trust Series, Initial Class	2002		NA	NA	1,640,838
	2003				1,300,637
	2004				1,083,038
	2005				928,327
	2006				783,714
	2007				657,066
	2008				546,852
	2009				466,489
	2010				408,591
	2011				360,949
MFS® New Discovery Series, Initial Class[1]	2002				284,232
	2003				383,470
	2004	$10.00	$11.53	718	449,384
	2005		$11.93	20,131	433,144
	2006		$13.27	39,172	438,977
	2007		$13.37	51,690	395,702
	2008		$7.97	51,293	320,399
	2009		$12.78	51,102	297,233
	2010		$17.11	37,930	276,008
	2011		$15.07	29,839	234,981
MFS® Research International Series, Initial Class[3]	2008	$10.00	$5.86	449,331	121,707
	2009		$7.53	663,806	139,509
	2010		$8.20	576,468	120,458
	2011		$7.17	230,780	79,665
MFS® Total Return Series, Initial Class[1]	2002				425,733
	2003				435,648
	2004	$10.00	$10.64	376	514,746
	2005		$10.76	31,650	585,613
	2006		$11.83	31,854	515,684
	2007		$12.11	36,104	453,740
	2008		$9.27	31,509	337,886
	2009		$10.75	28,371	290,811
	2010		$11.60	24,927	247,165
	2011		$11.59	22,532	217,402
MFS® Utilities Series, Initial Class[3]	2008	$10.00	$6.33	639	34,851
	2009		$8.28	3,112	51,888
	2010		$9.25	2,261	54,214
	2011		$9.70	3,766	74,917

VA III - 41

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Guardian Portfolio, Class I	2002		NA	NA	307,321
	2003				406,477
	2004				528,046
	2005				543,016
	2006				541,728
	2007				469,379
	2008				367,415
	2009				292,581
	2010				224,548
	2011				174,235
Neuberger Berman AMT Mid Cap Intrinsic Value	2008	$10.00	$0.00	0	5,418
Portfolio, Class I3	2009		$8.00	115	6,312
(named Neuberger Berman AMT Regency Portfolio,	2010		$9.91	331,154	66,493
prior to May 1, 2012)	2011		$9.10	2,617	23,019
OPPENHEIMER VARIABLE ACCOUNT FUNDS
Oppenheimer Capital Appreciation Fund/VA,	2004	$10.00	$10.85	0	NA
Non-Service Shares[1]	2005		$11.21	2,109
	2006		$11.89	6,991
	2007		$13.34	11,155
	2008		$7.14	12,152
	2009		$10.15	12,179
	2010		$10.90	11,445
	2011		$10.58	9,242
Oppenheimer Global Securities Fund/VA,	2002				164,463
Non-Service Shares[1]	2003				239,145
	2004	$10.00	$11.53	2,449	315,836
	2005		$12.95	23,042	412,181
	2006		$14.98	45,348	538,768
	2007		$15.65	49,445	549,672
	2008		$9.20	46,568	389,947
	2009		$12.64	37,290	331,741
	2010		$14.39	35,135	281,919
	2011		$12.95	33,918	242,830
Oppenheimer Main Street® Fund/VA, Non-Service	2002				431,828
Shares[1]	2003				550,820
	2004	$10.00	$10.89	866	543,248
	2005		$11.35	10,234	537,729
	2006		$12.83	20,223	544,088
	2007		$13.16	24,862	476,585
	2008		$7.96	20,745	381,158
	2009		$10.03	19,307	326,034
	2010		$11.44	19,108	270,578
	2011		$11.23	14,613	234,743
PIMCO VARIABLE INSURANCE TRUST
PIMCO Total Return Portfolio, Administrative Class[4]	2009	$10.00	$10.84	671,522	154,362
	2010		$11.50	620,140	207,623
	2011		$11.70	759,250	208,083
T. ROWE PRICE EQUITY SERIES, INC.
T. Rowe Price Blue Chip Growth Portfolio-II3	2008	$10.00	$6.11	416,665	115,198
	2009		$8.51	779,265	188,005
	2010		$9.69	368,813	135,306
	2011		$9.64	222,092	119,364
THIRD AVENUE VARIABLE SERIES TRUST
Third Avenue Value Portfolio[2]	2007	$10.00	$8.79	28,404	49,558
	2008		$4.86	118,695	74,454
	2009		$6.95	211,401	100,591
	2010		$7.78	31,415	81,086
	2011		$6.01	4,856	53,716

VA III - 42

FUND		VA III	VA III	Number (#) of
		Value ($) at	Value ($) at	Accumulation Units
Subaccount Name		Beginning	End of	At End of Year
	Year	Of First	Year	(December 31)
		Year	(December 31)		VA I, VA II,
		Listed		VA III	VA II SA
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
UIF Core Plus Fixed Income Portfolio, Class I1	2003				21,745
	2004	$10.00	$10.04	10,406	59,864
	2005		$10.28	47,458	155,604
	2006		$10.48	88,534	196,382
	2007		$10.87	163,550	208,949
	2008		$9.59	80,081	152,208
	2009		$10.33	73,983	115,238
	2010		$10.87	53,382	87,359
	2011		$11.27	32,319	89,490
UIF Emerging Markets Equity Portfolio, Class I3	2008	$10.00	$4.60	139,384	45,357
	2009		$7.67	207,110	120,380
	2010		$8.97	238,599	146,634
	2011		$7.20	368,998	163,954
UIF U. S. Real Estate Portfolio, Class I1	2003				72,891
	2004	$10.00	$11.23	5,064	196,776
	2005		$12.91	65,506	297,793
	2006		$17.52	79,832	365,799
	2007		$14.28	76,132	296,384
	2008		$8.71	130,892	198,411
	2009		$10.99	89,012	173,010
	2010		$14.03	88,814	173,392
	2011		$14.58	74,727	151,817

1  Commencement of operations was October 18, 2004, with a beginning Accumulation Unit value of $10.00.

2  Commencement of operations was May 1, 2007, with a beginning Accumulation Unit value of $10.00.

3  Commencement of operations was May 1, 2008, with a beginning Accumulation Unit value of $10.00.

4  Commencement of operations was May 1, 2009, with a beginning Accumulation Unit value of $10.00.

5  Commencement of operations was March 10, 2011, with a beginning Accumulation Unit value of $10.00.

6  Commencement of operations was April 28, 2011, with a beginning Accumulation Unit value of $10.00.

7  Commencement of operations was April 30, 2012, with a beginning Accumulation Unit value of $10.00.

VA III - 43

APPENDIX B – IRA DISCLOSURE STATEMENT

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement.  This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA).  The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or other licensed tax expert to learn how the applicable tax laws apply to your situation.  This Disclosure Summary is not intended as, nor does it constitute, legal or tax advice.  For further information about IRAs, contact any district office of the IRS, or consult IRS Publication 590: Individual Retirement Arrangements.

If you have any questions about your Contract, please contact us at the address and telephone number shown below.

The Union Central Life Insurance Company

P.O. Box 81889

Lincoln, NE 68501

800-319-6902

7:45 a.m. - 4:30 p.m. (Central Time Zone)

PROVISIONS OF IRA LAW

This disclosure is applicable when our variable annuity Contract is used for a Regular IRA, Spousal IRA, Rollover IRA, or a Roth IRA.  Additionally, this disclosure provides basic information for when our variable annuity Contract is used for a Simplified Employee Pension (SEP)-IRA, or Savings Incentive Match Plan for Employees (SIMPLE)-IRA.  A separate Contract must be purchased for each individual under each arrangement/plan.  While Internal Revenue Code ("IRC") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.

REGULAR IRA

Eligibility

You are eligible to establish a Regular IRA if you are younger than age 70½ and if, at any time during the year, you are an employee or self-employed and receive compensation or earned income that is includible in your gross income.  Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70½.  To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Additionally, regardless of your age, you may transfer funds from another IRA or certain qualified plans to a "Rollover IRA", which is described below.

Annual Contribution Limits

You may make annual contributions to a Regular IRA of up to the Annual Contribution Limit of $5,000 in 2012 or 100% of your earned income (compensation), whichever is less.   If you are age 50 (age 60 in New York) or older, the Annual Contribution Limits are increased by $1000,  so long as your earned income or compensation is greater than the Annual Contribution Limit.  The Annual Contribution Limits are increased by the IRS to reflect inflation.

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Regular IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned income.  However, if one spouse earns less than the Annual Contribution Limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA.  The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Regular and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Distributions from another IRA or certain other qualified plans may be "rolled over" into a Regular IRA and such rollover contributions are not limited by this annual maximum.

Contributions must be made by the due date, not including extensions, for filing your tax return.  A contribution made between January 1 and the filing due date for your tax return must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

VA III - 44

Deductibility of Contributions

Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, SIMPLE IRA, SIMPLE 401(k) plans, and certain governmental plans for any part of such year.

If you are an active participant in an employer sponsored retirement plan you may make deductible contributions if your AGI is below a threshold level of income.  For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range.  If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phaseout range are not entitled to an IRA deduction.  The phaseout limits are as follows:

	Married Filing Jointly	Single/Head of Household
Year	AGI	AGI
2010	$89,000 ‑ $109,000	$56,000 ‑ $66,000
2011	$90,000 ‑ $110,000	$56,000 ‑ $66,000
2012	$92,000 ‑ $112,000	$58,000 ‑ $68,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $173,000 and the deductible contribution for you is phased out between $173,000 and $183,000 of AGI.

Even if you will not be able to deduct the full amount of your Regular IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible.  The combined total must not exceed your Annual Contribution Limit.  Any earnings on all your Regular IRA contributions accumulate tax-free until you withdraw them.

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax.  The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Regular IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made.  Any earnings so distributed will be taxable in the year for which the contribution was made.

If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year.  This is allowed to the extent you under-contribute in the later year.  The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated.  To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Distributions From Your Regular IRA During Your Life

You may take distributions from your Regular IRA at any time.  However, there is a 10% premature distribution tax on the amount includible in your gross income if distributed prior to you attaining age 59½, unless: (1) the distribution is made to a Beneficiary on or after the owner's death; (2) distribution is made because of your death or permanent disability; (3) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed your life expectancy or the life expectancy of you and your designated Beneficiary; (4) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (5) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re‑employed for 60 days or more; (6) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) the distribution is made for the qualified first‑time home buyer expenses (up to a lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; (8) distributions to satisfy a levy issued by the IRS; or (9) as a qualified reservist distribution.  Generally, the part of a distribution attributable to non‑deductible contributions is not includable in income and is not subject to the 10% penalty.

When you reach age 70½ you must elect to receive Required Minimum Distributions (RMD) no later than April 1 following the year in which you reach age 70½ whether or not you have retired (Required Beginning Date).  There is a minimum amount which you must withdraw by the Required Beginning Date and by each December 31 thereafter.  We can provide the RMD amount for

VA III - 45

you, if you request us to make the calculation.  Your own tax or financial adviser may calculate the amount of your minimum distribution each year to make sure this requirement is met coordinating it with other IRAs you may own.  Failure to take the RMD could result in an additional tax of 50% of the amount not taken.

Distributions From Your Regular IRA After Your Death

If you die before all the funds in your Regular IRA have been distributed, the remaining funds will be distributed to your designated Beneficiary as required below and as selected by such Beneficiary.

If you die before the Required Beginning Date, your designated Beneficiary must withdraw the funds remaining as follows: 1) distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) distributed over the life or life expectancy of the named Beneficiary and must begin on or before December 31 of the calendar year following the year of your death.  However, if the named Beneficiary is your spouse; payments must begin before December 31 of the calendar year in which you would have reached age 70½.  If you did not designate a proper Beneficiary, the funds remaining shall be distributed within five years after your death.

If you die after Required Minimum Distribution payments have begun, your designated Beneficiary must select to have the remaining amount of your Regular IRA distributed over the longer of 1) the Beneficiary's life expectancy or 2) your remaining life expectancy beginning no later than December 31 of the calendar year following the year of your death.  If you do not designate a proper Beneficiary, your interest is distributed over your remaining life expectancy.

Your surviving spouse, if the sole Beneficiary, may elect to treat your Regular IRA as his or her own Regular IRA.

Tax Consequences

Amounts paid to you or your Beneficiary from your Regular IRA are taxable as ordinary income, except that you recover your nondeductible Regular IRA contributions tax-free.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

Tax-Free Rollovers

Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Regular IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457 plan, SEP plan or SIMPLE plan into a Regular IRA.  Such an event is called a Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans.  Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a Rollover to your IRA:

1.             Participant Rollovers are accomplished by contributing part or all of the eligible distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution.  Participant Rollover amounts are subject to a mandatory 20% federal income tax withholding except Participant Rollovers from another Regular IRA.  Regular IRA to Regular IRA Rollovers are limited to one per distributing plan per 12 month period.  However, you may transfer Regular IRA assets to another Regular IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation.  Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer.

2.             Direct Rollovers are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA.  Direct Rollover amounts are not subject to mandatory federal income tax withholding.

Certain distributions are not  considered to be eligible for Rollover and include:

a.         distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;

b.         required minimum distributions made during or after the year you reach age 70½;

c.         any hardship distributions made under the terms of the plan; and

d.         amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your eligible distribution from your Regular IRA to a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 (No Regular IRA Rollovers to Simple IRAs are allowed).  However, you may not roll after-tax contributions from your Regular IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

VA III - 46

For rules applicable to rollovers or transfers to Roth IRAs, see the paragraphs on Roth IRA, below.

SEP IRA

A SEP Plan allows self-employed people and small business owners to establish SEP IRAs for the business owner and eligible employees, if any.  SEP IRAs have specific eligibility and contribution limits (as described in IRS Form 5305-SEP); otherwise SEP IRAs follow the same rules as Regular IRAs.

SIMPLE IRA

SIMPLE IRAs operate in connection with a SIMPLE Plan maintained by an eligible employer.  Each participating employee has a SIMPLE IRA to receive contributions under the plan.  SIMPLE IRAs have specific eligibility, contribution, and tax-withdrawal penalties (as described in IRS Form 5304-SIMPLE); otherwise, SIMPLE IRAs follow the same rules as Regular IRAs.

ROTH IRA

Eligibility

You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below.  Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth IRA), out of your compensation or earned income for any year.  Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70½.

Limit on Annual Contributions

You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below.  The Annual Contribution Limit is $5,000 for 2012.   If you are age 50 or older, the Annual Contribution Limits are increased by $1000 so long as your earned income or compensation is greater than the Annual Contribution Limit.  The Annual Contribution Limits will be increased by the IRS to reflect increases in inflation.

If each spouse earns at least the Annual Contribution Limit, each of you may make the maximum contribution to your Roth IRA, respectively, subject to the limitations discussed below.  However, if one spouse earns less than the Annual Contribution Limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA.  The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution Limit is the maximum that can be contributed to all IRAs (Roth and Regular) by an individual in a year.  The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Regular IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI.  You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $110,000.  Your ability to contribute to your Roth IRA is phased out at $125,000.  You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $173,000.  Your ability to contribute to your Roth IRA is phased out at $183,000.

Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return.  A contribution made between January 1 and the filing due date for your return, must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

Deductibility of Contributions

Unlike a Regular IRA, contributions to your Roth IRA are not deductible.

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax.  The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

▪       You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made.  Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

▪       If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year.

VA III - 47

This is allowed to the extent you under-contribute in the later year.  The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated.  To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Tax on Withdrawals From Your Roth IRA

You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free.  Withdrawal of amounts considered earnings or growth will also be tax-free if the following qualified distribution requirements are met: 1) the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59½, due to your death or disability, or for qualified first-time homebuyer expenses.

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply.  A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty.  Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5‑taxable‑year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

Required Payments From Your Roth IRA

Unlike a Regular IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Accumulation value will continue to be distributed to your designated Beneficiary according to the terms of the elected options, provided that method satisfies IRC requirements.

If you die before your entire interest in the Contract is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule").  Your designated Beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death.   Otherwise, the entire benefit must be paid under the five-year payout rule.

If the designated Beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

Rollovers and Conversions

You may roll over any amount from an existing Roth IRA to another Roth IRA.  Under certain circumstances, you may also convert an existing Regular IRA to a Roth IRA.  You can roll over distributions from a Regular IRA to a Roth IRA if you convert such amounts within 60 days after distribution.  Note that rollover contributions to a Roth IRA are included in taxable income and may result in additional tax.  Conversions in 2010 can be included in taxable income ratably in 2011 and 2012.  There may be additional income tax consequences upon a conversion.  Consult your financial adviser to determine other considerations when converting a Regular IRA to a Roth IRA.

Recharacterization

You may correct an IRA conversion by recharacterizing your conversion.  For example, you may have converted from a Regular IRA to a Roth IRA and decide later you do not want to make the conversion.  You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA.  Once the transfer is made, the election is irrevocable.  Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA.  If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first.  Consult your tax adviser before recharacterizing a contribution.

General Information and Restrictions for All IRAs

Lump Sum Distribution

If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received

(except as to non‑deductible contributions in a Regular IRA or as a Roth IRA, or "qualified distributions" from a Roth IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans

Nontransferability

You may not transfer, assign or sell your IRA to anyone (except in the case of transfer incident to divorce).

Nonforfeitability

The value of your IRA belongs to you at all times, without risk of forfeiture.

VA III - 48

Loans and Prohibited Transactions

If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Regular IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction.  You may also have to pay the 10% penalty tax.  For example, IRAs do not permit loans.  You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan.  A loan would disqualify your entire IRA and be treated as a distribution.  It would be includable in your taxable income in the year of violation and subject to the 10% penalty tax on premature distributions.  A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

Any Contract loan balance must be repaid prior to the activation of the GLWB rider.  Once the GLWB rider is activated, no Contract loans may be taken.

Financial Disclosure

Contributions to your IRA will be invested in a variable annuity Contract.  The variable annuity Contract, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity Contract IRA cannot be guaranteed or projected.  The income and expenses of your variable annuity Contract will affect the value of your IRA.  Dividends from net income earned are reduced by investment advisory fees and also by certain other costs.  For an explanation of these fees and other costs, please refer to this prospectus.

STATUS OF OUR IRA PLAN

We may, but are not obligated to, seek IRS approval of your Regular IRA or Roth IRA form.  Approval by the IRS is optional to us as the issuer.  Approval by the IRS is to form only and does not represent a determination of the merits of the Regular IRA or Roth IRA.

VA III - 49

TAX SHELTERED ANNUITY Under IRC Section 403(b)

The Contract may have been purchased by your employer as part of a retirement plan under Internal Revenue Code (IRC) Section 403(b).  This section provides a summary of benefits afforded a tax-qualified retirement plan under IRC 403(b), and the prospectus' SUMMARY OF EXPENSES and CHARGES AND OTHER DEDUCTIONS sections describe applicable costs.  You should refer to the Contract and Riders for a full description of the benefits and charges of purchasing the Contract for an IRC 403(b) plan.

NOTICE REGARDING EXCHANGES

On July 26, 2007, the Internal Revenue Service ("IRS") published new regulations for tax sheltered annuity contracts under Internal Revenue Code Section 403(b).  Please see the FEDERAL INCOME TAX MATTERS section of this prospectus for more information.

CONTRIBUTIONS

Contributions under the Contract must be remitted by the Employer.  You may, if permitted by the applicable 403(b) plan documents and with our agreement, (i) transfer to the Contract any amount held under a Contract or account that meets the requirements of IRC Section 403(b) ("Transferred Funds"), or (ii) roll over contributions from an eligible retirement plan that meets the requirements of IRC Sections 403(b).  If you make a transfer as described in (i) above, you must tell us the portion, if any, of the Transferred Funds which are (a) exempt from the payment restrictions described below and (b) eligible for delayed distribution under the Required Minimum Distribution provision below.  If you do not tell us, then we will treat all such amounts as being subject to the applicable tax restrictions.  Any Transferred Funds from a Contract not issued by us will be reduced by the amount of any tax charge that applies, as we determine.

Contributions to the Contract are limited to your exclusion allowance for the year computed as required by IRC Sections 403(b), 415, and 402(g), which is $17,000 for 2012.  Unless this Contract is purchased under an ERISA Plan, all contributions are made by your Employer under a salary reduction agreement you enter into with your Employer.  Your salary reduction contributions are "elective deferrals" and cannot exceed the elective deferral limitations under IRC Section 402(g) which apply to this Contract and all other 403(b), 401(k), or 457 plans, Contracts or arrangements with your Employer.  If contributions to the Contract inadvertently cause the excess deferral limit to be violated, such deferrals must be distributed by April 15 of the following calendar year, subject to any Contract withdrawal charge that may be applicable.

In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $5,500 for 2012.  This amount may be increased for inflation in future years.

Notwithstanding any provision of the Contract to the contrary, contributions will be permitted with respect to qualified military service in accordance with the requirements of IRC Section 414(u), if applicable, and limited to limits imposed by IRC Section 403(b).

We reserve the right to reject or refund any contributions when we believe doing so is necessary for the Contract to comply with IRC Section 403(b) or the Plan.

DISTRIBUTIONS

When Annuity Income Payments Begin

Your selection of an Annuity Date for annuity income payments to begin is subject to the maximum maturity age, if any, stated in the Contract Data pages.  If you choose an Annuity Date later than age 70½, you must withdraw at least the required minimum distribution required by tax regulations that apply, unless you elect to satisfy these requirements through other 403(b) arrangements you may have.

Permitted Distributions

Distributions of Accumulation value in the case of salary reduction contributions will only be permitted:

•          upon the Owner's separation of service;

•          after the Owner's age 59½;

•          due to disability within the meaning of IRC Section 72(m)(7);

•          due to financial hardship;

•          qualified reservist distribution.

Distributions may be further restricted if we are notified of more restrictive Plan limits.  Withdrawal charges may apply to distributions.

Despite the distribution restrictions stated above, we will permit distributions of salary deferrals in excess of IRC limits contributed to the Contract, and any allocable gain or loss, including that for the "gap period" between the end of the taxable year and distribution date, provided you notify us in writing by March 1 of the year following the taxable year of the excess deferral and certify the amount of the excess deferral.

VA III - 50

Distributions attributable to contributions transferred from a custodial account qualified under IRC Section 403(b)(7) or from an annuity under IRC Section 403(b)(1) shall be subject to the same or, where there has been more than one transfer, more stringent distribution requirements as they were subject to prior to the transfer, unless otherwise permitted by law or regulation.

Trustee-to-trustee transfers to another 403(b) qualified plan are not considered a distribution and are not restricted.   However, the applicable plans' documents must both permit the transfer.

If your employer has established an ERISA plan under IRC Section 403(b), we will restrict any distributions under the Contract pursuant to IRC Sections 401(a)(11) and 417.

Direct Rollover Option

A distributee under the Contract, or the distributee's surviving spouse, or the spouse of the distributee's former spouse who is an alternate payee under a qualified domestic relations order (as defined in IRC Section 414(p)) (collectively, the "distributee" for purposes of this paragraph), may elect to have any portion of an eligible distribution paid directly to an eligible retirement plan specified by the distributee as a direct rollover.  (For purposes of a direct rollover, an eligible retirement plan includes 403(b) annuity policies, qualified retirement plans under 401(a), 401(k) plans, IRAs and 457 governmental plans.)  The direct rollover option is not available to the extent that a minimum distribution is required under IRC Section 401(a)(9).  The direct rollover option also does not apply to Contract distributions permitted and made on account of a hardship.

If Contract annuity payments have already begun, a direct rollover option does not apply to those payments being paid:  (a) in substantially equal periodic payments for a period of ten years or more; or, (b) as part of a life annuity.

Required Minimum Distributions

Distributions under the Contract made on or after January 1, 2003, will be subject to Required Minimum Distribution requirements of IRC §401(a)(9) pursuant to final and temporary regulations issued by the IRS in 2002 and 2004, respectively.

Required Minimum Distribution payments for this Contract must be computed for the calendar year you turn age 70½ and for each year thereafter.  The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70½, except as otherwise noted below, and except that if your employer is a church or government organization, the start date is the later of this date or April 1 of the calendar year after you retire.

Payments of your annual Required Minimum Distribution calculated for this Contract may be made from this Contract or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules.  These payments may be made under any method permitted for 403(b) Plans and acceptable to us; several of your Contract's annuity income options fulfill the IRC requirements.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Accumulation value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.

If you die before Required Minimum Distribution payments begin, payment of your Accumulation value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:

(a)       If payments are to be made to a Beneficiary, then the Accumulation value may be paid over the life or life expectancy of the named Beneficiary.  Such payments must begin on or before December 31 of the calendar year which follows the year of your death.

(b)      If the named Beneficiary is your spouse, the date that payments must begin under (a) above will not be before

(i)    December 31 of the calendar year which follows the year of your death or, if later,

(ii)   December 31 of the calendar year in which you would have reached age 70½.

Conversion of a 403(b) Contract to a Non-403(b) Qualified Contract

Upon no longer being covered under a 403(b) plan, you may "roll over" some or all of your 403(b) Contract assets into another tax-qualified annuity Contract, including an Individual Retirement Annuity Contract.  Should you desire to exercise such a roll over, you may elect to convert your existing 403(b) Contract with us into an IRA Contract.  Upon such a conversion, your 403(b) Tax Sheltered Annuity Endorsement (and related charges) will be replaced with an Individual Retirement Annuity Endorsement (and any related charges) to assure continued compliance of your Contract with applicable tax law.  You will receive full disclosure about the effect of any such conversion prior to making your election.

VA III - 51

Carillon Account

("Separate Account")

of

Ameritas Life Insurance Corp.

("Ameritas Life")

Supplement to:

Statement of Additional Information for:

Advantage VA III

dated May 1, 2012, as supplemented

Supplement dated July 1, 2014

This supplement updates certain information contained in the above-referenced Statement of Additional Information (the "SAI") for Contracts formerly issued by The Union Central Life Insurance Company (Union Central Life).  Please read it and keep it together with your prospectus for future reference.

As a result of the Merger, the SAI is revised as follows:

1.       All references to "The Union Central Life Insurance Company" or "Union Central Life" in the SAI are replaced with "Ameritas Life Insurance Corp." or "Ameritas Life."  The terms "we," "us" and "our" also are used to describe Ameritas Life.

2.       Contact information for Ameritas Life’s Home Office is phone: 800-745-1112, 5900 O Street, Lincoln, NE 68510.

3.       The section “General Information and History” appearing in the SAI is replaced with the following:

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life’s assets, and became directly liable for Union Central Life’s liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Carillon Account is now a separate account of Ameritas Life.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1807  7-14

CARILLON ACCOUNT

of

THE UNION CENTRAL LIFE INSURANCE COMPANY

("Union Central Life")

5900 "O" Street, Lincoln, Nebraska 68510  402-467-1122

STATEMENT OF ADDITIONAL INFORMATION FOR:

VA I, VA II, VA II SA, and  Advantage VA III

Flexible Premium Deferred Variable Annuities

May 1, 2012

This Statement of Additional Information is not a prospectus.  Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectuses.  Accordingly, this Statement should be read in conjunction with the current Prospectus for your Contract dated May 1, 2012, which may be obtained by calling The Union Central Life Insurance Company ("we," "our" or "Union Central Life") at 513-595-2600, or writing to our administrative offices at 1876 Waycross Road, Cincinnati, Ohio 45240.

TABLE OF CONTENTS

Page

General Information and History	2
Other Information	2
Services	2
Distribution of Contracts	3
Calculation of Performance	3
Determination of Annuity Payments	5
Miscellaneous Contract Provisions	5
Asset Allocation Program	6
Licensing Agreement	8
Custody of Carillon Account's Assets	8
Independent Auditors and Independent Registered Public Accounting Firm	8
Financial Statements of Carillon Account and of Union Central Life (following Page 8)

Carillon Account	1

GENERAL INFORMATION AND HISTORY

Union Central Life, 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized under the insurance laws of the State of Ohio in1887.  Effective April 22, 2009, Union Central Life transferred its domicile from Ohio to Nebraska.  Administrative offices for Union Central Life remain at 1876 Waycross Road, Cincinnati, Ohio 45240.  We are engaged in the business of issuing life insurance and annuities, disability insurance, retirement plans and 401(k) plans throughout the United States.

Union Central Life is a wholly owned subsidiary of Ameritas Life Insurance Corp. ("Ameritas Life"), which is also a Nebraska stock life insurance company.  Ameritas Life is wholly owned by Ameritas Holding Company ("AHC"), a Nebraska stock insurance holding company.  AHC is wholly owned by UNIFI ® Mutual Holding Company ("UNIFI ®"), a Nebraska mutual insurance holding company.  "UNIFI ® Companies" is a marketing name for the subsidiaries of UNIFI ®.  The UNIFI ® Companies are a diversified family of financial services businesses.  For a complete list of the UNIFI ® Companies and their products and services, visit the UNIFI ® Companies' website at www.unificompanies.com.  Each UNIFI ® company is solely responsible for its own financial condition and contractual obligations.

OTHER INFORMATION

Registration statements have been filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, with respect to the Contracts described in this Statement of Additional Information ("Statement").  Not all information set forth in the registration statements is addressed in the prospectus or this Statement.  Information in the prospectus and this Statement is intended to be summaries.  For a complete description of the terms of the registration, refer to the documents we file with the SEC.  They may be accessed on the SEC's website ( www.sec.gov, select "Filings," then type in "Carillon Account") or you may review and copy them (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-202-551-8090 for details and public hours.)  The Contracts, which were issued by Union Central Life, are no longer available for new sales.

SERVICES

Affiliates of Union Central Life provide administrative services to Union Central Life relating to policies offered by its separate accounts, including Carillon Account (the "Registrant").  For 2009 and 2010, these services were provided under the UNIFI ® companies' General Administrative Services Agreement dated January 1, 2006 (the "original Agreement").  Under the terms of the original Agreement, certain affiliates provided management, administrative, information technology, actuarial, and other services to Union Central Life.  On January 1, 2011, the original Agreement was replaced with an Amended and Restated General Administrative Services Agreement (the "current Agreement"), under which all administrative services relating to policies offered by the Union Central Life separate accounts are provided by Ameritas Life.  Therefore, after January 1, 2011, Ameritas Life is the only affiliated company that Union Central Life will pay for administrative services under the current Agreement.  Neither the original Agreement nor the current Agreement is an agreement of or an expense to the Registrant.  For the services provided to Union Central Life relating to the Registrant and its variable annuities under the terms of the Agreement, Union Central Life paid the following amounts to the listed affiliates in the last three years:

AFFILIATE: YEAR:	2009	2010	2011
Ameritas Life Insurance Corp.	$1,525,059	$1,134,073	$1,771,987
Acacia Life Insurance Company	$107,408	$49,713	$0

The Depositor entered into a Service Agreement dated May 1, 2010, with its affiliate, Summit Investment Advisors, Inc. ("Summit"), for purpose of Summit developing and providing ongoing evaluation and other services for the Asset Allocation Program available for the Policies.  For services Summit performed under this agreement for Carillon Account, in the year ended December 31, 2010, Union Central Life paid Summit $8,069 in the year ended December 31, 2010, and $10,422 in the year ended December 31, 2011.

Matters of state and federal law pertaining to the Policies have been reviewed by the UNIFI ® legal staff.

Carillon Account	2

DISTRIBUTION OF CONTRACTS

The Underwriter for the Contracts is Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510.  AIC also serves as the underwriter for other separate accounts and distributor for other variable annuity contracts and variable life insurance policies.  AIC is a majority-owned subsidiary of our parent, Ameritas Life.

Contracts were offered on a continuous basis through life insurance agents of Union Central Life who were also registered representatives of AIC or another broker-dealer member of the Financial Industry Regulatory Authority.

As principal underwriter of the Carillon Account, the following distribution fees were paid to Ameritas Investment Corp., by Union Central Life:

                Year        Amount

                2011       $1,620,429

                2010       $1,855,287

                2009       $2,497,165

CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts.  Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio.  We will calculate standardized average annual total return according to the standard methods prescribed by rules of the SEC.

We report average annual total return information via Internet and periodic printed reports.  Average annual total return quotations on our Internet website will be current as of the previous Business Day.  Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication.  Both standardized average annual total return quotations and non‑standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods.  If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non‑standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting.  Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non‑standardized total return are based on historical earnings and will fluctuate.  Any quotation of performance should not be considered a guarantee of future performance.  Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management.  An Owner's withdrawal value upon surrender of a Contract may be more or less than the premium invested in the Contract.

Standardized Performance Reporting

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the beginning of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period.  The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent.  Standardized average annual total return is annualized and reflects the deduction of the mortality and expense fee and administrative expense charge and the current annual Contract Fee.  The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period.  No deduction is made for premium taxes which may be assessed by certain states.

Carillon Account	3

Non-Standardized Performance Reporting

We may also advertise non‑standardized total return.  Non‑standardized total return may assume: (1) the Contract is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Contract's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description.  Non‑standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Contract.  For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

Yields

We may advertise the current annualized yield for a 30‑day period for a Subaccount.  The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30‑day period.  Because this yield is annualized, the yield generated by a Subaccount during the 30‑day period is assumed to be generated each 30‑day period.  The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD=2[(a - b +1)6 - 1]

   cd

Where a=net investment income earned during the period by the portfolio company attributable to shares owned by the Subaccount, b=expenses accrued for the period (net of reimbursements), c=the average daily number of Accumulation Units outstanding during the period, and d=the maximum offering price per Accumulation Unit on the last day of the period.  The yield reflects the base Contract mortality and expense risk fee and administrative expense charge.  Net investment income will be determined according to rules established by the SEC.  The yield assumes an average Contract size of $30,000, so no Contract fee is currently applicable, and also assumes the Contract will continue (since the Contract is intended for long term investment) so does not reflect any withdrawal charge.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio.  The yield on amounts held in the Subaccount normally will fluctuate over time.  Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return.  A Subaccount's actual yield will be affected by the types and quality of securities held by the portfolio and the portfolio's operating expenses.

Any current yield quotations of the Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent.  We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period.  The Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre‑existing Contract having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Contract deductions stated above, and dividing the net change in Contract value by the value of the Contract at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7).  The Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

The Money Market Subaccount's yield and effective yield will fluctuate daily.  Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses.  Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion.  The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information.  There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant.  It should be noted that neither a Contract owner's investment in the Money Market Subaccount nor that Subaccount's investment in the Money Market series fund portfolio is guaranteed or insured.  Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

Carillon Account	4

DETERMINATION OF ANNUITY PAYMENTS

The amount of the first Variable Annuity payment is calculated by applying the Accumulation Value (less any premium tax charge deducted at this time), measured as of a date not more than 10 business days prior to the Maturity Date, to the Annuity Tables in the Contract.  This is done separately for each amount to be used to provide an annuity reserved for in a different Subaccount.

The first Variable Annuity payment is divided by the appropriate Annuity Unit value (as of the same date that the amount of the first payment was determined) to determine the number of Annuity Units upon which later annuity payments will be based.  This number of Annuity Units will not change.  Variable Annuity payments after the first will be equal to the number of Annuity Units determined in this manner times the Annuity Unit value for each respective Subaccount calculated on a uniform basis not more than 10 business days before each annuity payment is due.

Annuity Unit Value - The value of an Annuity Unit in each Subaccount was initially set at $10.  Annuity Units of each Subaccount are valued separately and will vary with the investment experience of the particular Subaccount.

The value of the Annuity Unit for each Subaccount at the end of any valuation period is calculated by: (a) multiplying the prior Annuity Unit value by the Subaccount's Net Investment Factor for the period; and then (b) adjusting the result to compensate for the interest rate assumed in the annuity tables used to determine the dollar amount of the first Variable Annuity payment.  In this manner, the Annuity Unit values will most likely change (except when the investment performance exactly equals the assumed interest rate) for each annuity payment (although the number of Annuity Units will remain fixed) and therefore the amount of the Variable Annuity payments will most likely vary.

For administrative purposes, we may assign a Contract owner who elects a fixed annuity option for his or her Contract to our immediate fixed annuity contract.  If we do so, the owner will receive a guaranteed interest rate no lower than the rate provided by his or her Contract.

MISCELLANEOUS CONTRACT PROVISIONS

Delay of Payments

Union Central Life will pay all amounts due under the Contract within seven days, unless:

(1)     The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

(2)        An emergency exists as defined by the Securities and Exchange Commission;

(3)        Federal regulators require us to block a Contract under federal regulations related to anti-money laundering, anti-terrorism or homeland security efforts; or

(4)        The Securities and Exchange Commission permits delay for the protection of the security holders.

Participating

The VA II, VA II SA and Advantage VA III Contracts were issued on a participating basis, and as such are eligible to share in Union Central Life's profits and surplus to the extent determined by Union Central Life's Board of Directors in its sole discretion.  Union Central Life anticipates that such participation, if at all, will be small in amount and will occur only in later years of the Contracts.  The VA I is non-participating.

Misstatement and Proof of Age, Sex or Survival

Proof of age, sex, or survival of the Annuitant and any contingent Annuitant may be required prior to making annuity payments under any Annuity Option which depends on the continuation of life.  If any age or sex has been misstated, Union Central Life will pay the amounts which would have been provided at the correct age and sex.  After the annuity payments begin, Union Central Life will make up any underpayments in a lump sum with the next annuity payment.  Any overpayments will be deducted from future annuity payments until the overpayment is made up.

Carillon Account	5

Settlements

Union Central Life may require the return of the Contract prior to any settlement.  Due proof of the Annuitant's death must be received prior to settlement of a death claim.

Assignments

The Contract Owner may assign the Contract prior to the Maturity Date and during the Annuitant's lifetime, subject to the rights of any irrevocable Beneficiary, although the ability to assign certain Qualified Contracts may be restricted.  An assignment will not be binding until received in writing by Union Central Life, and Union Central Life will not be responsible for the validity of an assignment.  An assignment or pledge of the Contract may result in income tax liability to the owner.

No Beneficiary may assign benefits under the Contract until they are due, and to the extent permitted by law, payments are not subject to the debts of any Beneficiary or to any judicial process for payment of the Beneficiary's debts.

Modification

Union Central Life may not modify the Contract without the consent of the Contract Owner except to make the Contract meet the requirements of the Investment Company Act of 1940, or to make the Contract comply with any changes in the Internal Revenue Code or as required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

ASSET ALLOCATION PROGRAM

The Service

Ameritas Investment Corp. ("AIC"), our affiliate and a majority owned subsidiary of Ameritas Life, has developed several asset allocation models, each based on different profiles of an investor’s willingness to accept investment risk, that are provided exclusively through our Policies as the Asset Allocation Program (the "Program").  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the fund-specific model recommendations made by Summit Investment Advisors, Inc. ("Summit"), a registered investment advisor, which, like Ameritas Life, is wholly owned by AHC and ultimately by UNIFI ®.  AIC may change the firm it uses, or, as is currently the case, may use no independent firm when developing the models for the Program.

If you choose to subscribe to the Program, AIC will serve as your investment adviser solely for purposes of development of the Program models and periodic updates of the models.

If you choose to subscribe to the Program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Policy value will be rebalanced quarterly consistent with your selected model.

The Asset Allocation Program Models

Development of the Program models is a multi-step process.  First, we obtain research relating to models from an unaffiliated firm, then an optimization analysis is performed to determine the breakdown of asset classes.  Next, after the asset class exposures are known, Summit determines how available investment options can be used to implement the asset class level allocations.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  Summit may also choose passively managed index investment options to optimize returns for a given risk profile.  Summit's philosophy on selecting active investment managers centers on choosing experienced managers that add value over time, using a consistent process, and staying on mandate across market cycles.  When selecting investment options, Summit looks for competitive fees, tenured fund management, and total returns that are competitive to their peers.  Summit avoids managers holding "off-mandate" exposures, or other significant portfolio concentrations that could lead to sharp performance deviations.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Carillon Account	6

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Program model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

Potential Conflicts of Interest.  AIC and Summit may be subject to competing interests that have the potential to influence decision making with regard to the models.  In addition to its limited role as investment adviser under the Program, AIC is also compensated by us as principal underwriter for the Policies.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI ® Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Investment Management , Inc. ("CIM"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit, also an affiliate of ours.  CIM and Summit are compensated for administrative, advisory and subadvisory services they provide.  Calvert Fund portfolios may or may not be included in the models.  We may receive revenue sharing from other portfolios that are available as investment options or distribution fees.  AIC may have an incentive to use certain portfolios in the models that provide higher revenue sharing or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  Summit analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection of specific funds and periodic updates regarding portfolios in the models.  In developing these recommendations, Summit may consult with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves.  Neither AIC nor we dictate to Summit the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed).  Summit may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CIM and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

AIC and we are under no obligation to continue the Program, or any asset allocation program, and have the right to terminate or change such services at any time.

Carillon Account	7

LICENSING AGREEMENT

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").  S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P's only relationship to the Licensee ("Ameritas Life") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product.  S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

CUSTODY OF CARILLON ACCOUNT'S ASSETS

Title to the assets of Carillon Account is held by Union Central Life.  Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The balance sheets – statutory basis of The Union Central Life Insurance Company, a wholly owned subsidiary of Ameritas Life Insurance Corp., which is an indirect wholly owned subsidiary of UNIFI Mutual Holding Company, as of December 31, 2011 and 2010, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2011 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and the statements of net assets of each of the subaccounts of Carillon Account as of December 31, 2011, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in the five years then ended, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 1601 Dodge Street, Suite 3100, Omaha, NE 68102.

Carillon Account	8

Report of Independent Registered Public Accounting Firm

To the Board of Directors

The Union Central Life Insurance Company

Cincinnati, Ohio

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise the Carillon Account (the "Account") as of December 31, 2013 and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended, and the financial highlights for each of the periods in the five years then ended for each of the subaccounts which comprise the Account. These financial statements and financial highlights are the responsibility of management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.  The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of each of the subaccounts’ internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the custodian.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the subaccounts constituting the Carillon Account as of December 31, 2013, the results of their operations for the period then ended, the changes in their net assets for each of the periods in the two years then ended, and the financial highlights for each of the periods in the five years then ended for each of the subaccounts which comprise the Account, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

March 21, 2014

CARILLON ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013

ASSETS
INVESTMENTS AT FAIR VALUE:

The Alger Portfolios (Alger):
Alger Capital Appreciation Portfolio, Class I-2 (Capital App) -
37,995.086 shares at $73.41 per share (cost $1,880,824)		$2,789,220
Alger Mid Cap Growth Portfolio, Class I-2 (Mid Cap) -
178,633.988 shares at $18.35 per share (cost $2,797,308)		3,277,933
American Century Investments (American Century):
American Century VP Income & Growth Fund Portfolio, Class I (Income & Growth) -
109,231.673 shares at $9.17 per share (cost $758,535)		1,001,654
American Century VP Value Fund Portfolio, Class I (Value) -
485,818.142 shares at $8.45 per share (cost $3,445,495)		4,105,163
American Century VP Mid Cap Value Fund Portfolio, Class I (Mid Cap Value) -
21,860.278 shares at $18.47 per share (cost $282,968)		403,759
American Century VP International Fund Portfolio, Class I (International) -
9,983.425 shares at $10.74 per share (cost $85,449)		107,222
DWS Variable Series I (Scudder):
DWS Capital Growth VIP Portfolio, Class A (Capital Growth) -
476,067.133 shares at $28.41 per share (cost $9,636,149)		13,525,067
DWS International VIP Portfolio, Class A (International) -
834,698.843 shares at $9.06 per share (cost $8,277,345)		7,562,371
DWS Variable Series II (Scudder):
DWS Money Market VIP Portfolio, Class A (Money Market) -
7,032,193.980 shares at $1.00 per share (cost $7,032,194)	$7,032,194
Dividends Recievable	31
Total		7,032,225
DWS Small Mid Cap Value VIP Portfolio, Class A (Mid Value) -
33,289.543 shares at $17.08 per share (cost $359,702)		568,586
DWS Global Growth VIP Portfolio, Class A (Global) -
4,303.494 shares at $11.13 per share (cost $37,719)		47,898
Franklin Templeton Variable Insurance Products Trust (Franklin Templeton):
Templeton Growth Securities Fund Portfolio, Class 2 (Growth Securities) -
8,473.840 shares at $15.23 per share (cost $106,688)		129,056
Templeton Foreign Securities Fund Portfolio, Class 2 (Foreign Securities) -
198,340.752 shares at $17.24 per share (cost $2,741,089)		3,419,395
AIM Variable Insurance Funds (AIM):
Invesco V.I. Equity and Income Fund Portfolio, Series I (Equity & Income) -
1,664.123 shares at $18.58 per share (cost $24,815)		30,919
Invesco V.I. Value Opportunities Fund Portfolio, Series I (Basic Value) -
13,744.094 shares at $9.36 per share (cost $121,684)		128,644
Invesco V.I. American Franchise Fund Portfolio, Series I (American Franchise) -
87,606.285 shares at $50.63 per share (cost $3,265,909)		4,435,506

The accompanying notes are an integral part of these financial statements.

CARILLON ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
ASSETS, continued
INVESTMENTS AT FAIR VALUE:

AIM Variable Insurance Funds (AIM), continued:
Invesco V.I. International Growth Fund Portfolio, Series I (Intl Growth) -
84,230.076 shares at $35.32 per share (cost $2,435,959)	$2,975,006
Invesco V.I. Global Real Estate Fund Portfolio, Series I (Global) -
205,831.871 shares at $15.29 per share (cost $2,819,020)	3,147,169
The Universal Institutional Funds, Inc. (Van Kampen):
UIF Core Plus Fixed Income Portfolio, Class I (Core+Fixed) -
102,225.825 shares at $10.21 per share (cost $1,132,991)	1,043,725
UIF U.S. Real Estate Portfolio, Class I (U.S. Real Estate) -
241,514.411 shares at $15.74 per share (cost $3,745,223)	3,801,437
UIF Emerging Markets Equity Portfolio, Class I (Emerging Markets) -
204,901.950 shares at $14.69 per share (cost $2,748,842)	3,010,009
Neuberger Berman Advisers Management Trust (Neuberger Berman):
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I (Regency) -
26,773.494 shares at $16.38 per share (cost $344,765)	438,549
Neuberger Berman AMT Guardian Portfolio, Class I (Guardian) -
97,009.014 shares at $26.69 per share (cost $1,640,664)	2,589,171
MFS Variable Insurance Trust (MFS):
MFS Growth Series Portfolio, Initial Class (Growth) -
195,888.483 shares at $39.07 per share (cost $4,852,996)	7,653,363
MFS Investors Trust Series Portfolio, Initial Class (Investor Trust) -
256,184.147 shares at $29.95 per share (cost $5,013,207)	7,672,715
MFS New Discovery Series Portfolio, Initial Class (New Discovery) -
166,576.436 shares at $22.07 per share (cost $2,511,259)	3,676,342
MFS Total Return Series Portfolio, Initial Class (Total Return) -
151,432.689 shares at $23.44 per share (cost $3,000,779)	3,549,582
MFS High Yield Portfolio, Initial Class (High Yield) -
601,022.221 shares at $6.28 per share (cost $3,718,205)	3,774,420
MFS Research International Series Portfolio, Initial Class (Research) -
166,166.943 shares at $14.43 per share (cost $1,888,447)	2,397,789
MFS Utilities Series Portfolio, Initial Class (Utilities) -
35,770.073 shares at $31.88 per share (cost $974,399)	1,140,350
Oppenheimer Variable Account Funds (Oppenheimer):
Oppenheimer Capital Appreciation Fund/VA Portfolio,
Non-Service Shares (Cap App) -
1,584.582 shares at $57.88 per share (cost $63,832)	91,716
Oppenheimer Global Fund/VA Portfolio,
Non-Service Shares (Global Securities) -
102,835.589 shares at $40.86 per share (cost $3,088,833)	4,201,863

The accompanying notes are an integral part of these financial statements.

CARILLON ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Oppenheimer Variable Account Funds (Oppenheimer), continued:
Oppenheimer Main Street Fund/VA Portfolio,
Non-Service Shares (Growth & Income) -
95,272.048 shares at $31.24 per share (cost $1,946,310)		$2,976,299
Columbia Funds Variable Series Trust 2 (Seligman):
Columbia Variable Portfolio - Seligman Global Technology
Fund Portfolio, Class 2 (Global Tech) -
50,715.117 shares at $25.31 per share (cost $1,078,105)		1,283,599
Columbia Variable Portfolio - Select Smaller-Cap Value
Fund Portfolio, Class 2 (Smaller Value) -
366,839.521 shares at $18.32 per share (cost $4,435,365)		6,720,500
Calvert Variable Products, Inc. (Summit):
Calvert VP EAFE International Index Portfolio, Class I (EAFE Intl.) -
86,752.435 shares at $85.97 per share (cost $6,309,933)		7,458,106
Calvert VP Investment Grade Bond Index Portfolio (Barclays) -
251,769.344 shares at $53.11 per share (cost $13,552,400)		13,371,469
Calvert VP S&P 500 Index Portfolio (S&P 500) -
289,698.871 shares at $110.62 per share (cost $24,576,183)		32,046,490
Calvert VP Nasdaq 100 Index Portfolio (Nasdaq 100) -
148,030.738 shares at $42.98 per share (cost $3,910,144)		6,362,361
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I (Russell) -
104,685.375 shares at $82.34 per share (cost $6,204,720)		8,619,793
Calvert VP S&P MidCap 400 Index Portfolio, Class I (Midcap 400) -
206,102.201 shares at $96.10 per share (cost $12,553,347)		19,806,421
Calvert VP SRI Large Cap Value Portfolio (Zenith) -
286,628.704 shares at $96.19 per share (cost $21,249,463)
Contracts in Accumulation	$27,409,133
Contracts in Payout	161,682
Total		27,570,815
Calvert VP Natural Resources Portfolio (Natural Resources) -
90,254.662 shares at $50.99 per share (cost $4,503,482)		4,602,085
Calvert VP Inflation Protected Plus Portfolio (Inflation) -
96,507.602 shares at $56.39 per share (cost $5,568,402)		5,442,063
Calvert Variable Series, Inc. (Calvert):
Calvert VP Income Portfolio (Income) -
593,177.493 shares at $15.84 per share (cost $8,686,103)		9,395,931
Calvert VP SRI Equity Portfolio (Social Equity) -
4,263.530 shares at $26.28 per share (cost $83,268)		112,046
Calvert VP Small Cap Growth Portfolio (Small Cap) -
8,465.131 shares at $56.27 per share (cost $362,391)		476,333

The accompanying notes are an integral part of these financial statements.

CARILLON ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013
ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Calvert Variable Series, Inc. (Calvert), continued:
Calvert VP SRI Balanced Portfolio (Balanced) -
2,340,129.193 shares at $2.038 per share (cost $4,299,515)	$4,769,184
Fidelity Variable Insurance Products (Fidelity):
Fidelity VIP Contrafund Portfolio, Service Class 2 (Contrafund SC2) -
114,631.573 shares at $33.77 per share (cost $2,898,197)	3,871,108
Fidelity VIP Equity-Income Portfolio, Service Class 2 (Equity Inc. SC2) -
12,906.968 shares at $22.88 per share (cost $252,412)	295,312
Fidelity VIP High Income Portfolio, Service Class 2 (High Inc. SC2) -
1,061,573.420 shares at $5.64 per share (cost $5,843,613)	5,987,274
Fidelity VIP Mid Cap Portfolio, Service Class 2 (Mid Cap SC2) -
20,202.047 shares at $35.60 per share (cost $593,436)	719,193
Third Avenue Variable Series Trust (Third Avenue):
Third Avenue Value Portfolio (Value) -
28,685.953 shares at $16.56 per share (cost $436,473)	475,040
T. Rowe Price Equity Series, Inc. (T. Rowe):
T. Rowe Price Blue Chip Growth Portfolio-II (Blue Chip) -
238,281.867 shares at $18.55 per share (cost $2,513,169)	4,420,128
PIMCO Variable Insurance Trust (Pimco):
PIMCO Total Return Portfolio, Administrative Class (Total Return) -
886,230.868 shares at $10.98 per share (cost $9,860,757)	9,730,815
Financial Investors Variable Insurance Trust (ALPS), Class II (Ibbotson):
Ibbotson Growth ETF Asset Allocation Portfolio, Class II (Growth) -
5,076.588 shares at $10.77 per share (cost $51,963)	54,675
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II (Income) -
7,788.446 shares at $11.33 per share (cost $86,902)	88,243
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II (Balanced)-
15,769.569 shares at $11.26 per share (cost $168,381)	177,565

NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS	$276,560,672

The accompanying notes are an integral part of these financial statements.

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Alger

	Capital App

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$9,127
Mortality and expense risk charge	(34,380)
Net investment income(loss)	(25,253)

Realized gain(loss) on investments:
Net realized gain distributions	285,088
Net realized gain(loss) on sale of fund shares	106,666
Net realized gain(loss)	391,754

Change in unrealized appreciation/depreciation	324,611

Net increase(decrease) in net assets resulting
from operations	$691,112

	Capital App

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(25,253)	$(10,375)
Net realized gain(loss)	391,754	142,606
Net change in unrealized appreciation/depreciation	324,611	214,279
Net increase(decrease) in net assets resulting
from operations	691,112	346,510

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	59,473	60,276
Subaccounts transfers (including fixed account), net	117,010	(34,141)
Transfers for policyowner benefits and terminations	(222,227)	(449,808)
Policyowner maintenance charges	(1,009)	(1,339)
Net increase(decrease) from policyowner transactions	(46,753)	(425,012)

Total increase(decrease) in net assets	644,359	(78,502)
Net assets at beginning of period	2,144,861	2,223,363
Net assets at end of period	$2,789,220	$2,144,861

The accompanying notes are an integral part of these financial statements.

Alger			American Century
		Income &
Mid Cap		Growth		Value

2013		2013		2013

$9,786		$20,403		$65,733
(43,177)		(13,361)		(57,041)
(33,391)		7,042		8,692

-		-		-
(718)		25,107		51,213
(718)		25,107		51,213

932,610		237,196		979,590

$898,501		$269,345		$1,039,495

Mid Cap		Income & Growth		Value

2013	2012	2013	2012	2013	2012

$(33,391)	$(43,168)	$7,042	$5,493	$8,692	$18,351
(718)	(98,833)	25,107	(1,714)	51,213	(104,574)
932,610	540,371	237,196	103,257	979,590	567,796

898,501	398,370	269,345	107,036	1,039,495	481,573

63,102	67,223	50,776	20,249	97,226	56,287
(72,820)	(70,111)	(43,398)	(18,167)	(114,696)	(41,311)
(491,330)	(305,035)	(125,747)	(87,485)	(706,625)	(605,650)
(1,129)	(1,365)	(503)	(605)	(1,857)	(2,144)
(502,177)	(309,288)	(118,872)	(86,008)	(725,952)	(592,818)

396,324	89,082	150,473	21,028	313,543	(111,245)
2,881,609	2,792,527	851,181	830,153	3,791,620	3,902,865
$3,277,933	$2,881,609	$1,001,654	$851,181	$4,105,163	$3,791,620

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	American Century
	Mid Cap
	Value

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$4,220
Mortality and expense risk charge	(4,748)
Net investment income(loss)	(528)

Realized gain(loss) on investments:
Net realized gain distributions	4,756
Net realized gain(loss) on sale of fund shares	6,821
Net realized gain(loss)	11,577

Change in unrealized appreciation/depreciation	73,425

Net increase(decrease) in net assets resulting
from operations	$84,474

	Mid Cap Value

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(528)	$1,883
Net realized gain(loss)	11,577	19,761
Net change in unrealized appreciation/depreciation	73,425	15,052
Net increase(decrease) in net assets resulting
from operations	84,474	36,696

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	19,320	20,379
Subaccounts transfers (including fixed account), net	9,009	20,054
Transfers for policyowner benefits and terminations	(10,463)	(10,641)
Policyowner maintenance charges	(54)	(57)
Net increase(decrease) from policyowner transactions	17,812	29,735

Total increase(decrease) in net assets	102,286	66,431
Net assets at beginning of period	301,473	235,042
Net assets at end of period	$403,759	$301,473

The accompanying notes are an integral part of these financial statements.

American Century			Scudder

International		Capital Growth		International

2013		2013		2013

$2,500		$154,758		$382,505
(2,261)		(166,213)		(97,095)
239		(11,455)		285,410

-		-		-
5,832		285,519		(235,230)
5,832		285,519		(235,230)

14,902		3,245,696		1,189,003

$20,973		$3,519,760		$1,239,183

International		Capital Growth		International

2013	2012	2013	2012	2013	2012

$239	$(1,756)	$(11,455)	$(56,679)	$285,410	$59,372
5,832	(953)	285,519	43,440	(235,230)	(472,545)
14,902	33,153	3,245,696	1,602,329	1,189,003	1,668,920

20,973	30,444	3,519,760	1,589,090	1,239,183	1,255,747

2,046	2,636	166,204	158,360	123,348	173,143
(18,633)	(4,604)	(469,681)	(428,019)	(293,738)	(232,094)
(63,044)	(32,663)	(1,168,952)	(1,026,027)	(754,451)	(983,248)
(132)	(181)	(5,445)	(6,476)	(3,354)	(3,946)
(79,763)	(34,812)	(1,477,874)	(1,302,162)	(928,195)	(1,046,145)

(58,790)	(4,368)	2,041,886	286,928	310,988	209,602
166,012	170,380	11,483,181	11,196,253	7,251,383	7,041,781
$107,222	$166,012	$13,525,067	$11,483,181	$7,562,371	$7,251,383

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Scudder
	Money
	Market

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$816
Mortality and expense risk charge	(123,088)
Net investment income(loss)	(122,272)

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	-
Net realized gain(loss)	-

Change in unrealized appreciation/depreciation	-

Net increase(decrease) in net assets resulting
from operations	$(122,272)

	Money Market

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(122,272)	$(150,847)
Net realized gain(loss)	-	-
Net change in unrealized appreciation/depreciation	-	-
Net increase(decrease) in net assets resulting
from operations	(122,272)	(150,847)

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	392,970	294,367
Subaccounts transfers (including fixed account), net	(240,136)	2,097,706
Transfers for policyowner benefits and terminations	(3,099,986)	(3,312,361)
Policyowner maintenance charges	(19,499)	(19,500)
Net increase(decrease) from policyowner transactions	(2,966,651)	(939,788)

Total increase(decrease) in net assets	(3,088,923)	(1,090,635)
Net assets at beginning of period	10,121,148	11,211,783
Net assets at end of period	$7,032,225	$10,121,148

The accompanying notes are an integral part of these financial statements.

Scudder				Franklin Templeton
				Growth
Mid Value		Global		Securities

2013		2013		2013

$14,972		$631		$3,072
(14,638)		(1,033)		(2,140)
334		(402)		932

-		-		-
263,122		9,874		286
263,122		9,874		286

(10,318)		3,891		27,787

$253,138		$13,363		$29,005

Mid Value		Global		Growth Securities

2013	2012	2013	2012	2013	2012

$334	$(7,018)	$(402)	$(150)	$932	$180
263,122	58,914	9,874	284	286	(322)
(10,318)	96,881	3,891	6,446	27,787	16,979

253,138	148,777	13,363	6,580	29,005	16,837

17,868	23,844	480	1,055	475	758
(841,506)	(239,539)	(4,950)	(1,576)	(665)	142
(68,176)	(134,491)	(6,154)	(448)	(6,045)	-
(3,864)	(7,668)	(13)	(12)	(51)	(57)
(895,678)	(357,854)	(10,637)	(981)	(6,286)	843

(642,540)	(209,077)	2,726	5,599	22,719	17,680
1,211,126	1,420,203	45,172	39,573	106,337	88,657
$568,586	$1,211,126	$47,898	$45,172	$129,056	$106,337

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Franklin Templeton
	Foreign
	Securities

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$78,085
Mortality and expense risk charge	(45,861)
Net investment income(loss)	32,224

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	76,323
Net realized gain(loss)	76,323

Change in unrealized appreciation/depreciation	533,769

Net increase(decrease) in net assets resulting
from operations	$642,316

	Foreign Securities

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$32,224	$53,409
Net realized gain(loss)	76,323	(22,836)
Net change in unrealized appreciation/depreciation	533,769	477,536
Net increase(decrease) in net assets resulting
from operations	642,316	508,109

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	-	-
Subaccounts transfers (including fixed account), net	(170,574)	(177,290)
Transfers for policyowner benefits and terminations	(350,274)	(402,603)
Policyowner maintenance charges	(1,284)	(1,517)
Net increase(decrease) from policyowner transactions	(522,132)	(581,410)

Total increase(decrease) in net assets	120,184	(73,301)
Net assets at beginning of period	3,299,211	3,372,512
Net assets at end of period	$3,419,395	$3,299,211

The accompanying notes are an integral part of these financial statements.

AIM
Equity &				American
Income		Basic Value		Franchise

2013		2013		2013

$756		$1,743		$17,102
(779)		(2,360)		(53,417)
(23)		(617)		(36,315)

-		-		-
3,052		(8,860)		63,946
3,052		(8,860)		63,946

5,482		45,345		1,259,823

$8,511		$35,868		$1,287,454

Equity & Income		Basic Value		American Franchise

2013	2012	2013	2012	2013	2012

$(23)	$(2)	$(617)	$(594)	$(36,315)	$(35,241)
3,052	(28)	(8,860)	(10,737)	63,946	(20,014)
5,482	4,130	45,345	35,719	1,259,823	(90,226)

8,511	4,100	35,868	24,388	1,287,454	(145,481)

-	-	1,119	2,421	111,331	52,582
-	-	(2)	409	(169,202)	4,063,033
(19,689)	(1,364)	(63,685)	(33,727)	(469,452)	(291,407)
(23)	(23)	(24)	(34)	(1,916)	(1,436)
(19,712)	(1,387)	(62,592)	(30,931)	(529,239)	3,822,772

(11,201)	2,713	(26,724)	(6,543)	758,215	3,677,291
42,120	39,407	155,368	161,911	3,677,291	-
$30,919	$42,120	$128,644	$155,368	$4,435,506	$3,677,291

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	AIM
	Intl
	Growth

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$36,104
Mortality and expense risk charge	(49,318)
Net investment income(loss)	(13,214)

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	60,946
Net realized gain(loss)	60,946

Change in unrealized appreciation/depreciation	412,257

Net increase(decrease) in net assets resulting
from operations	$459,989

	Intl Growth

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(13,214)	$(8,264)
Net realized gain(loss)	60,946	(3,044)
Net change in unrealized appreciation/depreciation	412,257	391,247
Net increase(decrease) in net assets resulting
from operations	459,989	379,939

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	64,397	55,572
Subaccounts transfers (including fixed account), net	7,951	(353,807)
Transfers for policyowner benefits and terminations	(313,951)	(281,393)
Policyowner maintenance charges	(17,365)	(17,655)
Net increase(decrease) from policyowner transactions	(258,968)	(597,283)

Total increase(decrease) in net assets	201,021	(217,344)
Net assets at beginning of period	2,773,985	2,991,329
Net assets at end of period	$2,975,006	$2,773,985

The accompanying notes are an integral part of these financial statements.

AIM			Van Kampen
				U.S.
Global		Core+Fixed		Real Estate

2013		2013		2013

$121,747		$60,971		$45,805
(54,302)		(19,805)		(62,096)
67,445		41,166		(16,291)

-		-		-
116,980		(4,502)		64,787
116,980		(4,502)		64,787

(166,815)		(82,104)		(1,049)

$17,610		$(45,440)		$47,447

Global		Core+Fixed		U.S. Real Estate

2013	2012	2013	2012	2013	2012

$67,445	$(34,250)	$41,166	$38,931	$(16,291)	$(31,106)
116,980	29,370	(4,502)	(13,988)	64,787	(36,304)
(166,815)	659,877	(82,104)	71,187	(1,049)	690,194

17,610	654,997	(45,440)	96,130	47,447	622,784

58,948	40,979	16,227	11,331	76,395	109,982
315,721	(33,256)	13,742	(121,105)	(45,214)	(182,435)
(301,104)	(260,497)	(104,436)	(272,289)	(857,334)	(596,117)
(20,492)	(19,414)	(432)	(609)	(1,723)	(2,239)
53,073	(272,188)	(74,899)	(382,672)	(827,876)	(670,809)

70,683	382,809	(120,339)	(286,542)	(780,429)	(48,025)
3,076,486	2,693,677	1,164,064	1,450,606	4,581,866	4,629,891
$3,147,169	$3,076,486	$1,043,725	$1,164,064	$3,801,437	$4,581,866

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Van Kampen
	Emerging
	Markets

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$36,611
Mortality and expense risk charge	(48,208)
Net investment income(loss)	(11,597)

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	74,202
Net realized gain(loss)	74,202

Change in unrealized appreciation/depreciation	(130,799)

Net increase(decrease) in net assets resulting
from operations	$(68,194)

	Emerging Markets

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(11,597)	$(57,523)
Net realized gain(loss)	74,202	87,965
Net change in unrealized appreciation/depreciation	(130,799)	544,692
Net increase(decrease) in net assets resulting
from operations	(68,194)	575,134

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	79,723	92,337
Subaccounts transfers (including fixed account), net	343,091	(1,195,077)
Transfers for policyowner benefits and terminations	(334,430)	(313,576)
Policyowner maintenance charges	(11,438)	(16,331)
Net increase(decrease) from policyowner transactions	76,946	(1,432,647)

Total increase(decrease) in net assets	8,752	(857,513)
Net assets at beginning of period	3,001,257	3,858,770
Net assets at end of period	$3,010,009	$3,001,257

The accompanying notes are an integral part of these financial statements.

Neuberger Berman				MFS

Regency		Guardian		Growth

2013		2013		2013

$4,843		$18,899		$16,026
(5,138)		(32,144)		(93,666)
(295)		(13,245)		(77,640)

-		119,978		50,765
10,621		139,066		267,284
10,621		259,044		318,049

95,315		482,574		1,858,431

$105,641		$728,373		$2,098,840

Regency		Guardian		Growth

2013	2012	2013	2012	2013	2012

$(295)	$(1,955)	$(13,245)	$(22,976)	$(77,640)	$(88,649)
10,621	68,354	259,044	79,289	318,049	87,429
95,315	(35,251)	482,574	162,975	1,858,431	955,395

105,641	31,148	728,373	219,288	2,098,840	954,175

4,692	9,612	34,596	41,873	133,870	123,151
141,827	(13,398)	(7,530)	14,815	(315,833)	(245,817)
(45,052)	(32,468)	(193,762)	(240,473)	(751,410)	(639,477)
(112)	(128)	(1,029)	(1,154)	(4,331)	(5,027)
101,355	(36,382)	(167,725)	(184,939)	(937,704)	(767,170)

206,996	(5,234)	560,648	34,349	1,161,136	187,005
231,553	236,787	2,028,523	1,994,174	6,492,227	6,305,222
$438,549	$231,553	$2,589,171	$2,028,523	$7,653,363	$6,492,227

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	MFS
	Investor
	Trust

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$77,412
Mortality and expense risk charge	(96,683)
Net investment income(loss)	(19,271)

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	287,732
Net realized gain(loss)	287,732

Change in unrealized appreciation/depreciation	1,630,384

Net increase(decrease) in net assets resulting
from operations	$1,898,845

	Investor Trust

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(19,271)	$(31,678)
Net realized gain(loss)	287,732	93,054
Net change in unrealized appreciation/depreciation	1,630,384	1,007,394
Net increase(decrease) in net assets resulting
from operations	1,898,845	1,068,770

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	87,398	115,183
Subaccounts transfers (including fixed account), net	(312,158)	(174,298)
Transfers for policyowner benefits and terminations	(757,409)	(604,645)
Policyowner maintenance charges	(2,824)	(3,137)
Net increase(decrease) from policyowner transactions	(984,993)	(666,897)

Total increase(decrease) in net assets	913,852	401,873
Net assets at beginning of period	6,758,863	6,356,990
Net assets at end of period	$7,672,715	$6,758,863

The accompanying notes are an integral part of these financial statements.

MFS
New				High
Discovery		Total Return		Yield

2013		2013		2013

$-		$62,909		$93,415
(47,798)		(50,542)		(19,870)
(47,798)		12,367		73,545

26,728		-		-
227,442		67,626		43
254,170		67,626		43

914,154		488,620		56,214

$1,120,526		$568,613		$129,802

New Discovery		Total Return		High Yield

2013	2012	2013	2012	2013	2012

$(47,798)	$(48,012)	$12,367	$46,011	$73,545	$-
254,170	360,566	67,626	(4,312)	43	-
914,154	267,339	488,620	284,231	56,214	-

1,120,526	579,893	568,613	325,930	129,802	-

66,136	67,388	53,534	38,251	12,180	-
(64,614)	(115,619)	(26,383)	3,429	3,783,764	-
(651,863)	(424,116)	(493,750)	(383,952)	(150,896)	-
(1,476)	(1,670)	(871)	(1,028)	(430)	-
(651,817)	(474,017)	(467,470)	(343,300)	3,644,618	-

468,709	105,876	101,143	(17,370)	3,774,420	-
3,207,633	3,101,757	3,448,439	3,465,809	-	-
$3,676,342	$3,207,633	$3,549,582	$3,448,439	$3,774,420	$-

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	MFS

	Research

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$45,381
Mortality and expense risk charge	(39,692)
Net investment income(loss)	5,689

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	73,380
Net realized gain(loss)	73,380

Change in unrealized appreciation/depreciation	289,421

Net increase(decrease) in net assets resulting
from operations	$368,490

	Research

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$5,689	$15,312
Net realized gain(loss)	73,380	25,339
Net change in unrealized appreciation/depreciation	289,421	279,919
Net increase(decrease) in net assets resulting
from operations	368,490	320,570

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	48,979	46,725
Subaccounts transfers (including fixed account), net	(59,412)	(89,545)
Transfers for policyowner benefits and terminations	(228,516)	(219,169)
Policyowner maintenance charges	(13,268)	(13,187)
Net increase(decrease) from policyowner transactions	(252,217)	(275,176)

Total increase(decrease) in net assets	116,273	45,394
Net assets at beginning of period	2,281,516	2,236,122
Net assets at end of period	$2,397,789	$2,281,516

The accompanying notes are an integral part of these financial statements.

MFS			Oppenheimer
				Global
Utilities		Cap App		Securities

2013		2013		2013

$27,174		$901		$52,483
(14,201)		(1,630)		(55,159)
12,973		(729)		(2,676)

21,695		-		-
27,690		3,818		80,787
49,385		3,818		80,787

98,373		18,176		799,158

$160,731		$21,265		$877,269

Utilities		Cap App		Global Securities

2013	2012	2013	2012	2013	2012

$12,973	$36,624	$(729)	$(1,181)	$(2,676)	$24,886
49,385	24,450	3,818	1,743	80,787	(1,903)
98,373	21,277	18,176	10,872	799,158	602,887

160,731	82,351	21,265	11,434	877,269	625,870

37,003	42,042	43	153	71,747	75,734
209,611	(42,010)	-	(1)	(82,506)	(149,684)
(80,685)	(44,685)	(20,366)	(18,430)	(258,959)	(402,260)
(177)	(190)	(60)	(70)	(1,214)	(1,408)
165,752	(44,843)	(20,383)	(18,348)	(270,932)	(477,618)

326,483	37,508	882	(6,914)	606,337	148,252
813,867	776,359	90,834	97,748	3,595,526	3,447,274
$1,140,350	$813,867	$91,716	$90,834	$4,201,863	$3,595,526

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Oppenheimer
	Growth
	& Income

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$29,391
Mortality and expense risk charge	(37,476)
Net investment income(loss)	(8,085)

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	102,241
Net realized gain(loss)	102,241

Change in unrealized appreciation/depreciation	612,704

Net increase(decrease) in net assets resulting
from operations	$706,860

	Growth & Income

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(8,085)	$(11,108)
Net realized gain(loss)	102,241	71,447
Net change in unrealized appreciation/depreciation	612,704	280,946
Net increase(decrease) in net assets resulting
from operations	706,860	341,285

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	121,095	65,707
Subaccounts transfers (including fixed account), net	(145,496)	(80,763)
Transfers for policyowner benefits and terminations	(159,252)	(216,670)
Policyowner maintenance charges	(1,378)	(1,538)
Net increase(decrease) from policyowner transactions	(185,031)	(233,264)

Total increase(decrease) in net assets	521,829	108,021
Net assets at beginning of period	2,454,470	2,346,449
Net assets at end of period	$2,976,299	$2,454,470

The accompanying notes are an integral part of these financial statements.

Seligman				Summit
Global		Smaller
Tech		Value		EAFE Intl.

2013		2013		2013

$-		$-		$165,245
(14,886)		(84,258)		(116,845)
(14,886)		(84,258)		48,400

9,557		-		-
19,307		249,860		138,471
28,864		249,860		138,471

218,439		2,103,704		1,066,187

$232,417		$2,269,306		$1,253,058

Global Tech		Smaller Value		EAFE Intl.

2013	2012	2013	2012	2013	2012

$(14,886)	$(17,354)	$(84,258)	$(72,968)	$48,400	$42,492
28,864	5,426	249,860	(22,971)	138,471	(79,897)
218,439	69,822	2,103,704	871,114	1,066,187	1,081,879

232,417	57,894	2,269,306	775,175	1,253,058	1,044,474

18,331	24,839	100,034	95,315	172,096	199,766
74,489	(72,716)	(38,348)	(195,665)	(266,825)	(654,027)
(119,189)	(84,293)	(674,255)	(667,754)	(905,964)	(713,828)
(460)	(635)	(2,006)	(2,391)	(28,310)	(29,836)
(26,829)	(132,805)	(614,575)	(770,495)	(1,029,003)	(1,197,925)

205,588	(74,911)	1,654,731	4,680	224,055	(153,451)
1,078,011	1,152,922	5,065,769	5,061,089	7,234,051	7,387,502
$1,283,599	$1,078,011	$6,720,500	$5,065,769	$7,458,106	$7,234,051

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Summit

	Barclays

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$322,290
Mortality and expense risk charge	(246,861)
Net investment income(loss)	75,429

Realized gain(loss) on investments:
Net realized gain distributions	19,139
Net realized gain(loss) on sale of fund shares	58,373
Net realized gain(loss)	77,512

Change in unrealized appreciation/depreciation	(812,355)

Net increase(decrease) in net assets resulting
from operations	$(659,414)

	Barclays

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$75,429	$70,388
Net realized gain(loss)	77,512	223,049
Net change in unrealized appreciation/depreciation	(812,355)	24,998
Net increase(decrease) in net assets resulting
from operations	(659,414)	318,435

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	239,892	173,788
Subaccounts transfers (including fixed account), net	438,668	1,763,024
Transfers for policyowner benefits and terminations	(1,633,980)	(1,455,225)
Policyowner maintenance charges	(89,297)	(89,659)
Net increase(decrease) from policyowner transactions	(1,044,717)	391,928

Total increase(decrease) in net assets	(1,704,131)	710,363
Net assets at beginning of period	15,075,600	14,365,237
Net assets at end of period	$13,371,469	$15,075,600

The accompanying notes are an integral part of these financial statements.

Summit

S&P 500		Nasdaq 100		Russell

2013		2013		2013

$548,855		$45,704		$58,291
(420,606)		(90,595)		(119,315)
128,249		(44,891)		(61,024)

445,605		141,463		302,013
615,489		335,031		349,636
1,061,094		476,494		651,649

6,458,306		1,270,779		1,856,243

$7,647,649		$1,702,382		$2,446,868

S&P 500		Nasdaq 100		Russell

2013	2012	2013	2012	2013	2012

$128,249	$72,298	$(44,891)	$(57,490)	$(61,024)	$(44,322)
1,061,094	62,701	476,494	791,416	651,649	491,423
6,458,306	3,410,901	1,270,779	179,084	1,856,243	533,068

7,647,649	3,545,900	1,702,382	913,010	2,446,868	980,169

448,700	469,355	108,197	107,334	141,849	158,037
41,253	(1,143,644)	(237,481)	(621,898)	(272,724)	(545,460)
(2,541,985)	(2,680,150)	(533,772)	(689,596)	(1,082,471)	(773,580)
(41,820)	(40,544)	(18,949)	(18,656)	(13,487)	(13,172)
(2,093,852)	(3,394,983)	(682,005)	(1,222,816)	(1,226,833)	(1,174,175)

5,553,797	150,917	1,020,377	(309,806)	1,220,035	(194,006)
26,492,693	26,341,776	5,341,984	5,651,790	7,399,758	7,593,764
$32,046,490	$26,492,693	$6,362,361	$5,341,984	$8,619,793	$7,399,758

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Summit

	Midcap 400

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$163,769
Mortality and expense risk charge	(265,760)
Net investment income(loss)	(101,991)

Realized gain(loss) on investments:
Net realized gain distributions	573,184
Net realized gain(loss) on sale of fund shares	1,053,610
Net realized gain(loss)	1,626,794

Change in unrealized appreciation/depreciation	3,392,232

Net increase(decrease) in net assets resulting
from operations	$4,917,035

	Midcap 400

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(101,991)	$(96,807)
Net realized gain(loss)	1,626,794	1,240,536
Net change in unrealized appreciation/depreciation	3,392,232	1,411,963
Net increase(decrease) in net assets resulting
from operations	4,917,035	2,555,692

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	259,867	318,937
Subaccounts transfers (including fixed account), net	184,150	(1,197,482)
Transfers for policyowner benefits and terminations	(2,265,091)	(2,397,205)
Policyowner maintenance charges	(22,940)	(19,297)
Net increase(decrease) from policyowner transactions	(1,844,014)	(3,295,047)

Total increase(decrease) in net assets	3,073,021	(739,355)
Net assets at beginning of period	16,733,400	17,472,755
Net assets at end of period	$19,806,421	$16,733,400

The accompanying notes are an integral part of these financial statements.

Summit
		Natural
Zenith		Resources		Inflation

2013		2013		2013

$420,344		$-		$80,071
(367,116)		(68,955)		(105,247)
53,228		(68,955)		(25,176)

-		31,770		55,206
540,104		5,600		57,216
540,104		37,370		112,422

6,268,811		39,339		(661,167)

$6,862,143		$7,754		$(573,921)

Zenith		Natural Resources		Inflation

2013	2012	2013	2012	2013	2012

$53,228	$84,146	$(68,955)	$(68,466)	$(25,176)	$(2,277)
540,104	(186,446)	37,370	135,094	112,422	90,285
6,268,811	3,541,519	39,339	92,385	(661,167)	250,664

6,862,143	3,439,219	7,754	159,013	(573,921)	338,672

264,020	286,171	77,255	73,002	125,060	160,030
(1,077,967)	(960,668)	1,101,918	(147,408)	(306,867)	1,706,862
(2,248,948)	(2,544,511)	(596,392)	(511,836)	(575,136)	(470,506)
(33,309)	(33,567)	(17,154)	(15,101)	(36,666)	(35,543)
(3,096,204)	(3,252,575)	565,627	(601,343)	(793,609)	1,360,843

3,765,939	186,644	573,381	(442,330)	(1,367,530)	1,699,515
23,804,876	23,618,232	4,028,704	4,471,034	6,809,593	5,110,078
$27,570,815	$23,804,876	$4,602,085	$4,028,704	$5,442,063	$6,809,593

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Calvert

	Income

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$285,683
Mortality and expense risk charge	(141,784)
Net investment income(loss)	143,899

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	215,457
Net realized gain(loss)	215,457

Change in unrealized appreciation/depreciation	(633,615)

Net increase(decrease) in net assets resulting
from operations	$(274,259)

	Income

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$143,899	$218,685
Net realized gain(loss)	215,457	225,431
Net change in unrealized appreciation/depreciation	(633,615)	369,303
Net increase(decrease) in net assets resulting
from operations	(274,259)	813,419

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	110,720	133,551
Subaccounts transfers (including fixed account), net	(405,183)	(397,736)
Transfers for policyowner benefits and terminations	(1,386,549)	(1,326,985)
Policyowner maintenance charges	(3,274)	(4,212)
Net increase(decrease) from policyowner transactions	(1,684,286)	(1,595,382)

Total increase(decrease) in net assets	(1,958,545)	(781,963)
Net assets at beginning of period	11,354,476	12,136,439
Net assets at end of period	$9,395,931	$11,354,476

The accompanying notes are an integral part of these financial statements.

Calvert

Social Equity		Small Cap		Balanced

2013		2013		2013

$81		$-		$47,696
(1,529)		(6,391)		(63,162)
(1,448)		(6,391)		(15,466)

6,669		38,399		402,343
9,010		30,340		80,563
15,679		68,739		482,906

14,059		50,295		240,211

$28,290		$112,643		$707,651

Social Equity		Small Cap		Balanced

2013	2012	2013	2012	2013	2012

$(1,448)	$(1,476)	$(6,391)	$(6,327)	$(15,466)	$(9,556)
15,679	10,394	68,739	44,109	482,906	30,947
14,059	4,987	50,295	17,359	240,211	389,626

28,290	13,905	112,643	55,141	707,651	411,017

5,418	2,809	3,062	1,846	57,111	66,239
(47,978)	13,801	(37,701)	(79,998)	(136,621)	(250,072)
-	-	(16,824)	(34,050)	(343,912)	(509,530)
(8)	(7)	(111)	(126)	(2,301)	(2,674)
(42,568)	16,603	(51,574)	(112,328)	(425,723)	(696,037)

(14,278)	30,508	61,069	(57,187)	281,928	(285,020)
126,324	95,816	415,264	472,451	4,487,256	4,772,276
$112,046	$126,324	$476,333	$415,264	$4,769,184	$4,487,256

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Fidelity
	Contrafund
	SC2

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$29,606
Mortality and expense risk charge	(61,780)
Net investment income(loss)	(32,174)

Realized gain(loss) on investments:
Net realized gain distributions	1,037
Net realized gain(loss) on sale of fund shares	128,163
Net realized gain(loss)	129,200

Change in unrealized appreciation/depreciation	829,805

Net increase(decrease) in net assets resulting
from operations	$926,831

	Contrafund SC2

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(32,174)	$740
Net realized gain(loss)	129,200	12,448
Net change in unrealized appreciation/depreciation	829,805	261,832
Net increase(decrease) in net assets resulting
from operations	926,831	275,020

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	66,847	52,366
Subaccounts transfers (including fixed account), net	(185,142)	2,320,801
Transfers for policyowner benefits and terminations	(377,311)	(265,287)
Policyowner maintenance charges	(20,207)	(9,763)
Net increase(decrease) from policyowner transactions	(515,813)	2,098,117

Total increase(decrease) in net assets	411,018	2,373,137
Net assets at beginning of period	3,460,090	1,086,953
Net assets at end of period	$3,871,108	$3,460,090

The accompanying notes are an integral part of these financial statements.

Fidelity
Equity Inc.		High Inc.		Mid Cap
SC2		SC2		SC2

2013		2013		2013

$6,361		$346,204		$1,771
(4,389)		(104,399)		(16,483)
1,972		241,805		(14,712)

18,809		-		93,715
22,498		39,141		208,998
41,307		39,141		302,713

34,454		(47,947)		(13,025)

$77,733		$232,999		$274,976

Equity Inc. SC2		High Inc. SC2		Mid Cap SC2

2013	2012	2013	2012	2013	2012

$1,972	$7,761	$241,805	$236,625	$(14,712)	$(15,078)
41,307	28,760	39,141	24,633	302,713	182,965
34,454	11,196	(47,947)	415,078	(13,025)	(11,637)

77,733	47,717	232,999	676,336	274,976	156,250

7,248	14,271	103,990	74,365	19,203	28,938
(124,976)	93,387	140,099	224,661	(806,480)	216,621
(108,535)	(20,557)	(551,254)	(521,313)	(118,265)	(113,278)
(141)	(162)	(37,745)	(37,534)	(3,941)	(6,073)
(226,404)	86,939	(344,910)	(259,821)	(909,483)	126,208

(148,671)	134,656	(111,911)	416,515	(634,507)	282,458
443,983	309,327	6,099,185	5,682,670	1,353,700	1,071,242
$295,312	$443,983	$5,987,274	$6,099,185	$719,193	$1,353,700

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Third Avenue

	Value

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$15,037
Mortality and expense risk charge	(6,761)
Net investment income(loss)	8,276

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	898
Net realized gain(loss)	898

Change in unrealized appreciation/depreciation	67,518

Net increase(decrease) in net assets resulting
from operations	$76,692

	Value

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$8,276	$(2,157)
Net realized gain(loss)	898	(12,072)
Net change in unrealized appreciation/depreciation	67,518	105,418
Net increase(decrease) in net assets resulting
from operations	76,692	91,189

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	12,619	14,371
Subaccounts transfers (including fixed account), net	(107,421)	79,931
Transfers for policyowner benefits and terminations	(25,301)	(25,843)
Policyowner maintenance charges	(171)	(183)
Net increase(decrease) from policyowner transactions	(120,274)	68,276

Total increase(decrease) in net assets	(43,582)	159,465
Net assets at beginning of period	518,622	359,157
Net assets at end of period	$475,040	$518,622

The accompanying notes are an integral part of these financial statements.

T. Rowe		Pimco		Ibbotson

Blue Chip		Total Return		Growth

2013		2013		2013

$-		$223,956		$611
(66,758)		(176,345)		(896)
(66,758)		47,611		(285)

-		86,403		66
381,230		15,903		(5)
381,230		102,306		61

988,597		(530,798)		7,035

$1,303,069		$(380,881)		$6,811

Blue Chip		Total Return		Growth

2013	2012	2013	2012	2013	2012

$(66,758)	$(60,667)	$47,611	$96,577	$(285)	$(172)
381,230	265,959	102,306	321,862	61	3,285
988,597	327,255	(530,798)	436,859	7,035	1,062

1,303,069	532,547	(380,881)	855,298	6,811	4,175

77,671	71,374	187,362	124,508	26	26
(137,546)	104,343	553,451	(870,191)	2,033	4,627
(456,068)	(346,859)	(960,667)	(986,018)	-	-
(22,183)	(19,424)	(64,701)	(72,812)	(12)	(17)
(538,126)	(190,566)	(284,555)	(1,804,513)	2,047	4,636

764,943	341,981	(665,436)	(949,215)	8,858	8,811
3,655,185	3,313,204	10,396,251	11,345,466	45,817	37,006
$4,420,128	$3,655,185	$9,730,815	$10,396,251	$54,675	$45,817

CARILLON ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Ibbotson

	Income

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$1,255
Mortality and expense risk charge	(1,241)
Net investment income(loss)	14

Realized gain(loss) on investments:
Net realized gain distributions	796
Net realized gain(loss) on sale of fund shares	(17)
Net realized gain(loss)	779

Change in unrealized appreciation/depreciation	4,787

Net increase(decrease) in net assets resulting
from operations	$5,580

	Income

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$14	$(110)
Net realized gain(loss)	779	3,748
Net change in unrealized appreciation/depreciation	4,787	3,882
Net increase(decrease) in net assets resulting
from operations	5,580	7,520

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	718	674
Subaccounts transfers (including fixed account), net	19,922	(1)
Transfers for policyowner benefits and terminations	(69,472)	(765)
Policyowner maintenance charges	(9)	(20)
Net increase(decrease) from policyowner transactions	(48,841)	(112)

Total increase(decrease) in net assets	(43,261)	7,408
Net assets at beginning of period	131,504	124,096
Net assets at end of period	$88,243	$131,504

The accompanying notes are an integral part of these financial statements.

Ibbotson

Balanced

2013

$2,381
(2,465)
(84)

922
714
1,636

15,859

$17,411

Balanced

2013	2012

$(84)	$175
1,636	6,488
15,859	7,720

17,411	14,383

14,741	15,231
(10,033)	(1,935)
(17,131)	(10,843)
(98)	(114)
(12,521)	2,339

4,890	16,722
172,675	155,953
$177,565	$172,675

CARILLON ACCOUNT NOTES TO FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2013 AND 2012

1.  ORGANIZATION

Carillon Account (the "Account") began operations during 1984 as a separate investment account within The Union Central Life Insurance Company (the “Company”), a Nebraska domiciled wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC). The assets of the Account are held by the Company and are segregated from all of the Company’s other assets and are used only to support the variable annuity products issued by the Company.

Management believes these financial statements should be read in conjunction with the policyowner statements and policy and fund prospectuses.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust.  The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained.  Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a fund series.  At December 31, 2013 there are fifty-eight subaccounts available within the Account listed as follows:

Fred Alger Management, Inc. (Advisor)	Invesco Advisers, Inc.
Alger (Fund Series short cite)	AIM
*Capital App (Subaccount short cite)	*Equity & Income (formerly Invesco Van Kampen
*Mid Cap	V.I. Equity and Income Fund Portfolio, Series I)
(Commenced April 29, 2011)
American Century Investment	*Basic Value (formerly Invesco Van Kampen V.I.
Management, Inc.	Value Opportunities Fund Portfolio, Series I)
American Century	*American Franchise (formerly Invesco Van Kampen
*Income & Growth	V.I. American Franchise Fund Portfolio, Series I)
*Value	(Commenced April 27, 2012)
*Mid Cap Value	*Intl Growth
*International	*Global
(Commenced May 1, 2009)
Deutsche Investment Management
Americas Inc.	Morgan Stanley Investment Management Inc.
Scudder	Van Kampen
*Capital Growth	*Core+Fixed
*International	*U.S. Real Estate
*Money Market	*Emerging Markets
*Mid Value (formelry DWS Dreman Small
Mid Cap Value VIP Portfolio, Class A)	Neuberger Berman Management LLC
*Global (formerly DWS Global	Neuberger Berman
Thematic VIP Portfolio, Class A)	*Regency
*Guardian
Templeton Global Advisors Limited
Franklin Templeton
*Growth Securities

Templeton Investment Counsel, LLC
Franklin Templeton
*Foreign Securities

1.  ORGANIZATION, continued

Massachusetts Financial Services Company	Calvert Investment Management,
MFS	Inc., continued (See Note 3)
*Growth	Calvert, continued
*Investor Trust	*Small Cap
*New Discovery	(Commenced May 1, 2009)
*Total Return	*Balanced
*High Yield	(Commenced April 29, 2011)
(Commenced August 16, 2013)
*Research	Fidelity Management & Research
*Utilities	Company
Fidelity
OppenheimerFunds, Inc.	*Contrafund SC2
Oppenheimer	*Equity Inc. SC2
*Cap App	*High Inc. SC2
*Global Securities (formerly Oppenheimer	*Mid Cap SC2
Global Securities Fund/VA Portfolio,	(Commenced May 1, 2009)
Non-Service Shares)
*Growth & Income	Third Avenue Management LLC
Third Avenue
Columbia Management Investment	*Value
Advisers, LLC
Seligman	T. Rowe Price Associates, Inc.
*Global Tech	T. Rowe
(Commenced March 11, 2011)	*Blue Chip
*Smaller Value
(Commenced March 11, 2011)	Pacific Investment Management Company LLC
Pimco
Calvert Investment Management, Inc.	*Total Return
(See Note 3)	(Commenced May 1, 2009)
Summit
*EAFE Intl.	ALPS Advisors, Inc.
*Barclays (formerly Calvert VP Barclays	Ibbotson
Capital Aggregate Bond Index Portfolio)	*Growth
*S&P 500	(Commenced April 29, 2011)
*Nasdaq 100	*Income
*Russell	(Commenced April 29, 2011)
*Midcap 400	*Balanced
*Zenith	(Commenced April 29, 2011)
*Natural Resources
*Inflation

Calvert
*Income
*Social Equity

Note:     The above chart references the fund series and subaccount short cites from the Statement of Net Assets.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period.  Actual results could differ from those estimates.

INVESTMENTS

The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends.  The value of the policyowners’ units corresponds to the investment in the underlying subaccounts.  The availability of investment portfolio and subaccount options may vary between products.  Share transactions and security transactions are accounted for on a trade date basis.

Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.  Realized gains and losses on the sales of investments represent the difference between the proceeds from sales of investments by the subaccounts and the cost of such shares, which is determined on a weighted average cost basis.

FAIR VALUE MEASUREMENTS

The accounting guidance on fair value measurements establishes a framework for measuring fair value and expands disclosures about fair value measurements.  It also defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  The fair value measurement guidance applies to all assets and liabilities that are measured and reported on a fair value basis and enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  Each asset and liability carried at fair value is classified into one of the following categories:

•       Level 1 – Quoted market prices in active markets for identical assets or liabilities.

•       Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

•       Level 3 – Unobservable inputs that are not corroborated by market data.

Each subaccount invests in shares of open-ended mutual funds, which calculate a daily net asset value based on the value of the underlying securities in its portfolios.  As a result, and as required by law, pricing information is provided on an ongoing basis.  Shares of open end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the fund companies at the close of each business day.  On that basis, the fair value measurements of all shares held by the Account are reported as Level 1 assets.

CONTRACTS IN THE PAYOUT PHASE

Net assets of each subaccount allocated to contracts in the payout phase are at market value.  The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected.  Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.  During the periods reflected in these financial statements there were no required adjustments.  All assets are in the accumulation phase unless they are identified on the Statement of Net Assets.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

FEDERAL AND STATE INCOME TAXES

The operations of the Account form a part of and are taxed with the operations of the Company.  The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code.  Under existing federal income tax law, separate account investment income and capital gains are not taxed to the extent they are applied to increase reserves under a contract issued in connection with the Account.  Investment income and realized capital gains and losses on assets of the Account are automatically applied to increase or decrease reserves under the contract.  Accordingly, no provision for federal income taxes or unrecognized tax benefits are reflected in these financial statements.

SUBSEQUENT EVENTS

In December 2013, the board of directors of the Company approved a plan of merger with its parent, ALIC, pending regulatory approval, with an effective date of July 1, 2014.  The Company received the District of Columbia’s Department of Insurance, Securities and Banking response on February 6, 2014 that informed the Company it has no objection to the merger into ALIC effective July 1, 2014.  The Company received approval from the State of Nebraska Department of Insurance on January 9, 2014 for the merger with ALIC.

3.  RELATED PARTIES

Affiliates of the Company provided management, administrative and investment advisory services for the Calvert and Summit subaccounts for a fee.  These fees are reflected in the daily value of the underlying portfolio share price.  The fee is computed separately for each underlying portfolio on daily average net assets, at an annual rate, as of December 31, 2013 and 2012, as follows:

	Investment Advisory Fee	Management/ Administrative Fee
Summit:
EAFE Intl.	0.00560	0.00100
Barclays	0.00300	0.00100
S&P 500	0.00250	0.00100
Nasdaq 100	0.00350	0.00100
Russell	0.00350	0.00100
Midcap 400	0.00300	0.00100
Zenith	0.00640	0.00100
Natural Resources	0.00550	0.00100
Inflation	0.00500	0.00100
Calvert:
Income	0.00400	0.00300
Social Equity	0.00500	0.00200
Small Cap	0.00850	0.00050
Balanced	0.00425	0.00275

4.  PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments in the subaccounts for the periods ended December 31, 2013 were as follows:

	Purchases	Sales
Alger:
Capital App	$932,516	$719,436
Mid Cap	595,355	1,130,922

American Century:
Income & Growth	267,950	379,781
Value	685,541	1,402,801
Mid Cap Value	62,470	40,431
International	17,762	97,285

Scudder:
Capital Growth	1,940,697	3,430,026
International	1,526,360	2,169,145
Money Market	2,344,855	5,433,767
Mid Value	153,996	1,049,340
Global	290,280	301,320

Franklin Templeton:
Growth Securities	10,680	16,034
Foreign Securities	467,293	957,201

AIM:
Equity & Income	1,458	21,192
Basic Value	29,787	92,997
American Franchise	458,904	1,024,458
Intl Growth	478,845	751,027
Global	1,040,093	919,576

Van Kampen:
Core+Fixed	787,861	821,594
U.S. Real Estate	1,202,489	2,046,657
Emerging Markets	1,198,302	1,132,953

Neuberger Berman:
Regency	209,812	108,752
Guardian	500,950	561,941

MFS:
Growth	1,059,078	2,023,656
Investor Trust	1,145,174	2,149,438
New Discovery	1,157,820	1,830,707
Total Return	452,260	907,363
High Yield	4,581,939	863,776
Research	330,998	577,525
Utilities	625,586	425,166

4.  PURCHASES AND SALES OF INVESTMENTS, continued

	Purchases	Sales
Oppenheimer:
Cap App	$16,655	$37,767
Global Securities	642,323	915,932
Growth & Income	599,637	792,752

Seligman:
Global Tech	542,681	574,839
Smaller Value	749,601	1,448,434

Summit:
EAFE Intl.	1,120,215	2,100,818
Barclays	2,452,505	3,402,655
S&P 500	5,513,242	7,033,239
Nasdaq 100	1,034,787	1,620,219
Russell	1,467,345	2,453,188
Midcap 400	2,945,307	4,318,128
Zenith	3,067,626	6,110,601
Natural Resources	1,482,536	954,094
Inflation	1,030,410	1,793,991

Calvert:
Income	1,710,106	3,250,494
Social Equity	16,351	53,698
Small Cap	198,077	217,643
Balanced	826,380	865,226

Fidelity:
Contrafund SC2	464,088	1,011,038
Equity Inc. SC2	77,425	283,049
High Inc. SC2	870,404	973,511
Mid Cap SC2	318,523	1,149,003

Third Avenue:
Value	112,560	224,558

T. Rowe:
Blue Chip	1,019,342	1,624,228

Pimco:
Total Return	1,570,543	1,721,084

Ibbotson:
Growth	26,259	24,432
Income	70,466	118,497
Balanced	23,672	35,355

5. FINANCIAL HIGHLIGHTS

The unit value, units, net assets, investment income ratio (Inv. Income Ratio), expense ratio and total return (certain of which are defined below) are included in the following table (amounts have been rounded).  Total returns, unit values and expense ratios in this table may not be applicable to all policies.

Inv. Income Ratio – The Inv. Income Ratio represents the dividend distributions received divided by average daily net assets.  This ratio excludes the mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio.

Expense Ratio – The Expense Ratio represents the annualized contract expenses of the subaccounts for the period indicated and includes only those expenses that are charged through a reduction of the unit value.  Included in this category are mortality and expense charges.  During the year ended December 31, 2013, these fees range between 1.35 percent and 1.85 percent (annualized) of net assets, depending on the product selected.  Expenses of the underlying fund portfolios and charges made directly to policyowner accounts through the redemption of units are excluded.

Total Return – The Total Return represents the change in the unit value reported year-to-date, however, subaccounts which commenced during a year, as shown in Note 1, are based on shorter return periods.  These percentages do not include any expenses assessed through the redemption of units.  As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Alger:
Captial App
2013	20.99	26.46	128,854	2,789,220	0.38	1.35	1.85	32.72	33.38
2012	15.74	19.94	131,745	2,144,861	0.99	1.35	1.85	16.13	16.71
2011	13.48	17.17	159,759	2,223,363	0.12	1.35	1.85	(2.12)	(1.63)
2010	13.71	17.54	205,315	2,899,408	0.40	1.35	1.85	11.94	12.50
2009	12.18	15.67	220,067	2,757,567	-	1.25	1.75	48.50	49.24

Mid Cap
2013	16.99	17.16	192,998	3,277,933	0.32	1.35	1.85	33.36	34.02
2012	12.68	12.86	227,121	2,881,609	-	1.35	1.85	14.07	14.65
2011	11.06	11.28	252,124	2,792,527	0.36	1.35	1.85	(9.95)	(9.50)
2010	12.22	12.52	346,212	4,243,057	-	1.35	1.85	17.20	17.79
2009	10.37	10.68	402,420	4,192,233	-	1.25	1.75	49.09	49.83

American Century:
Income & Growth
2013	14.34	16.20	68,910	1,001,654	2.19	1.35	1.85	33.34	34.01
2012	10.70	12.15	77,938	851,181	2.07	1.35	1.85	12.64	13.20
2011	9.45	10.79	85,933	830,153	1.51	1.35	1.85	1.23	1.74
2010	9.29	10.66	118,591	1,133,092	1.48	1.35	1.85	12.06	12.62
2009	8.25	9.51	144,382	1,224,055	5.14	1.25	1.75	16.06	16.64

Value
2013	16.91	26.59	164,346	4,105,163	1.64	1.35	1.85	29.32	29.97
2012	13.07	20.46	199,069	3,791,620	1.91	1.35	1.85	12.47	13.04
2011	11.62	18.10	231,480	3,902,865	2.02	1.35	1.85	(0.83)	(0.33)
2010	11.72	18.16	269,408	4,554,449	2.18	1.35	1.85	11.35	11.91
2009	10.53	16.23	311,310	4,726,297	5.83	1.25	1.75	17.80	18.38

Mid Cap Value
2013	16.17	16.63	24,299	403,759	1.21	1.35	1.85	27.74	28.38
2012	12.66	12.96	23,294	301,473	2.05	1.35	1.85	14.19	14.76
2011	11.09	11.29	20,839	235,042	1.27	1.35	1.85	(2.51)	(2.02)
2010	11.37	11.52	29,335	336,466	2.23	1.35	1.85	17.08	17.66
2009	9.71	9.79	35,086	342,242	5.59	1.25	1.75	27.71	28.34

International
2013	17.52	17.52	6,119	107,222	2.05	1.85	1.85	20.17	20.17
2012	14.58	14.58	11,385	166,012	0.84	1.85	1.85	18.94	18.94
2011	12.26	12.26	13,897	170,380	1.51	1.85	1.85	(13.65)	(13.65)
2010	14.20	14.20	22,198	315,174	2.48	1.85	1.85	11.22	11.22
2009	12.77	12.77	29,666	378,693	2.06	1.75	1.75	31.46	31.46

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Scudder:
Capital Growth
2013	18.21	43.09	324,325	13,525,067	1.26	1.35	1.85	32.19	32.85
2012	13.78	32.44	366,736	11,483,181	0.89	1.35	1.85	13.92	14.49
2011	12.09	28.33	410,422	11,196,253	0.79	1.35	1.85	(6.21)	(5.75)
2010	12.89	30.06	485,310	13,965,186	0.92	1.35	1.85	14.58	15.15
2009	11.25	26.10	553,786	13,849,776	1.34	1.25	1.75	24.69	25.30

International
2013	8.61	24.14	323,933	7,562,371	5.32	1.35	1.55	18.38	18.62
2012	7.28	20.35	370,087	7,251,383	2.18	1.35	1.55	18.79	19.02
2011	6.13	17.10	427,270	7,041,781	1.83	1.35	1.55	(17.95)	(17.79)
2010	7.47	20.80	468,351	9,405,320	2.17	1.35	1.55	0.07	0.27
2009	7.46	20.74	539,409	10,657,805	4.48	1.25	1.45	31.61	31.87

Money Market
2013	9.90	19.86	469,274	7,032,225	0.01	1.35	1.85	(1.82)	(1.33)
2012	10.08	20.13	681,777	10,121,148	0.01	1.35	1.85	(1.82)	(1.33)
2011	10.27	20.40	698,983	11,211,783	0.01	1.35	1.85	(1.81)	(1.32)
2010	10.46	20.67	785,748	12,867,829	0.01	1.35	1.85	(1.82)	(1.33)
2009	10.65	20.95	937,559	15,182,478	0.44	1.25	1.75	(1.40)	(0.91)

Mid Value
2013	14.73	15.16	37,702	568,586	1.65	1.35	1.85	32.77	33.43
2012	11.10	11.36	108,317	1,211,126	1.16	1.35	1.85	11.68	12.24
2011	9.94	10.12	142,162	1,420,203	0.86	1.35	1.85	(7.79)	(7.33)
2010	10.78	10.92	106,243	1,149,916	1.84	1.35	1.85	20.82	21.42
2009	8.92	8.99	244,075	2,180,667	1.33	1.25	1.75	27.47	28.10

Global
2013	9.85	10.13	4,828	47,898	0.97	1.35	1.85	19.84	20.44
2012	8.22	8.41	5,468	45,172	1.38	1.35	1.85	16.42	17.00
2011	7.06	7.19	5,580	39,573	0.65	1.35	1.85	(15.95)	(15.53)
2010	8.40	8.51	5,622	47,381	1.10	1.35	1.85	11.58	12.14
2009	7.53	7.59	5,026	38,100	0.66	1.25	1.75	1.67	42.05

Franklin Templeton:
Growth Securities
2013	15.36	15.36	8,404	129,056	2.65	1.85	1.85	28.43	28.43
2012	11.96	11.96	8,893	106,337	2.04	1.85	1.85	18.84	18.84
2011	10.06	10.06	8,811	88,657	1.29	1.85	1.85	(8.67)	(8.67)
2010	11.02	11.02	10,431	114,925	1.43	1.85	1.85	5.43	5.43
2009	10.45	10.45	15,204	158,877	3.15	1.75	1.75	28.85	28.85

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Franklin Templeton, continued:
Foreign Securities
2013	17.03	22.22	160,611	3,419,395	2.36	1.35	1.85	20.72	21.33
2012	14.11	18.32	187,956	3,299,211	3.02	1.35	1.85	16.06	16.64
2011	12.15	15.70	224,742	3,372,512	1.73	1.35	1.85	(12.27)	(11.83)
2010	13.85	17.81	277,469	4,716,709	1.87	1.35	1.85	6.43	6.96
2009	13.02	16.65	326,150	5,185,176	3.54	1.25	1.75	34.68	35.35

AIM:
Equity & Income
2013	12.37	12.37	2,499	30,919	1.79	1.85	1.85	22.90	22.90
2012	10.07	10.07	4,183	42,120	1.84	1.85	1.85	10.52	10.52
2011	9.11	9.11	4,326	39,407	0.28	1.85	1.85	(9.07)	(9.07)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Basic Value
2013	13.53	13.53	9,510	128,644	1.37	1.85	1.85	31.31	31.31
2012	10.30	10.30	15,082	155,368	1.52	1.85	1.85	15.54	15.54
2011	8.92	8.92	18,160	161,911	0.84	1.85	1.85	(4.82)	(4.82)
2010	9.37	9.37	23,192	217,329	0.57	1.85	1.85	5.39	5.39
2009	8.89	8.89	24,731	219,812	1.76	1.75	1.75	45.45	45.45

American Franchise
2013	13.26	13.37	331,801	4,435,506	0.44	1.35	1.85	37.58	38.27
2012	9.64	9.67	380,304	3,677,291	-	1.35	1.85	(3.71)	(3.38)
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Intl Growth
2013	11.14	11.46	264,837	2,975,006	1.25	1.35	1.85	16.84	17.42
2012	9.54	9.76	289,045	2,773,985	1.44	1.35	1.85	13.41	13.98
2011	8.41	8.56	354,286	2,991,329	0.57	1.35	1.85	(8.44)	(7.99)
2010	9.18	9.31	69,819	648,460	2.52	1.35	1.85	10.80	11.35
2009	8.29	8.36	52,439	437,660	2.58	1.25	1.75	32.91	33.57

Global
2013	18.74	19.18	167,157	3,147,169	3.90	1.35	1.85	0.84	1.34
2012	18.58	18.92	164,903	3,076,486	0.57	1.35	1.85	25.77	26.40
2011	14.78	14.97	181,988	2,693,677	5.56	1.35	1.85	(8.21)	(7.76)
2010	16.10	16.23	51,813	835,389	3.07	1.35	1.85	15.37	15.94
2009	13.95	14.00	134,447	1,876,807	-	1.25	1.75	41.18	41.65

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Van Kampen:
Core+Fixed
2013	11.85	12.93	83,274	1,043,725	4.62	1.35	1.85	(2.14)	(1.65)
2012	12.11	13.15	91,349	1,164,064	4.65	1.35	1.85	7.43	7.97
2011	11.27	12.18	121,810	1,450,606	3.56	1.35	1.85	3.72	4.24
2010	10.87	11.68	140,740	1,598,137	6.09	1.35	1.85	5.19	5.71
2009	10.33	11.05	189,221	2,034,285	8.42	1.25	1.75	7.76	8.29

U.S. Real Estate
2013	16.61	26.87	155,000	3,801,437	1.07	1.35	1.85	0.19	0.69
2012	16.58	26.68	193,381	4,581,866	0.86	1.35	1.85	13.71	14.28
2011	14.58	23.35	226,543	4,629,891	0.83	1.35	1.85	3.99	4.51
2010	14.03	22.34	262,206	5,115,663	2.15	1.35	1.85	27.59	28.23
2009	10.99	17.42	262,023	3,991,326	3.01	1.25	1.75	26.14	26.77

Emerging Markets
2013	8.24	8.47	360,888	3,010,009	1.23	1.35	1.85	(2.83)	(2.35)
2012	8.48	8.68	350,234	3,001,257	-	1.35	1.85	17.75	18.34
2011	7.20	7.33	532,952	3,858,770	0.46	1.35	1.85	(19.71)	(19.31)
2010	8.97	9.09	385,233	3,472,007	0.60	1.35	1.85	16.85	17.43
2009	7.67	7.74	327,490	2,520,850	-	1.25	1.75	66.92	67.75

Neuberger Berman:
Regency
2013	13.88	14.28	30,789	438,549	1.31	1.35	1.85	34.55	35.22
2012	10.32	10.56	22,004	231,553	0.61	1.35	1.85	13.41	13.98
2011	9.10	9.26	25,636	236,787	0.09	1.35	1.85	(8.20)	(7.75)
2010	9.91	10.04	397,647	3,948,995	1.37	1.35	1.85	23.88	24.50
2009	8.00	8.07	6,427	51,826	2.09	1.25	1.75	44.75	71.92

Guardian
2013	17.15	17.45	148,561	2,589,171	0.80	1.35	1.55	36.69	36.96
2012	12.55	12.74	159,402	2,028,523	0.27	1.35	1.55	10.99	11.21
2011	11.31	11.46	174,235	1,994,174	0.45	1.35	1.55	(4.43)	(4.24)
2010	11.83	11.97	224,548	2,683,385	0.40	1.35	1.55	17.19	17.42
2009	10.09	10.19	292,581	2,978,628	1.08	1.25	1.45	27.83	28.09

MFS:
Growth
2013	9.93	28.40	278,669	7,653,363	0.23	1.35	1.55	34.75	35.02
2012	7.37	21.03	318,865	6,492,227	-	1.35	1.55	15.58	15.81
2011	6.38	18.16	361,008	6,305,222	0.19	1.35	1.55	(1.85)	(1.65)
2010	6.50	18.47	431,177	7,553,562	0.12	1.35	1.55	13.57	13.80
2009	5.72	16.23	509,606	7,741,210	0.32	1.25	1.45	35.71	35.98

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
MFS, continued:
Investor Trust
2013	14.29	27.10	284,326	7,672,715	1.08	1.35	1.55	30.03	30.29
2012	10.99	20.80	326,266	6,758,863	0.88	1.35	1.55	17.35	17.58
2011	9.37	17.69	360,949	6,356,990	0.91	1.35	1.55	(3.68)	(3.49)
2010	9.72	18.33	408,591	7,451,951	1.21	1.35	1.55	9.39	9.61
2009	8.89	16.72	466,489	7,753,511	1.68	1.25	1.45	25.08	25.33

New Discovery
2013	19.00	24.92	190,706	3,676,342	-	1.35	1.85	38.93	39.63
2012	13.61	17.94	229,932	3,207,633	-	1.35	1.85	19.00	19.60
2011	11.38	15.07	264,820	3,101,757	-	1.35	1.85	(11.91)	(11.47)
2010	12.85	17.11	313,937	4,174,042	-	1.35	1.85	33.85	34.52
2009	9.56	12.78	348,334	3,472,211	-	1.25	1.75	60.37	61.17

Total Return
2013	14.80	19.06	191,569	3,549,582	1.77	1.35	1.85	16.87	17.45
2012	12.66	16.23	217,953	3,448,439	2.75	1.35	1.85	9.21	9.76
2011	11.59	14.78	239,933	3,465,809	2.58	1.35	1.85	(0.08)	0.41
2010	11.60	14.72	272,092	3,919,879	2.84	1.35	1.85	7.92	8.46
2009	10.75	13.58	319,183	4,246,027	3.80	1.25	1.75	16.00	16.57

High Yield
2013	10.33	10.35	364,765	3,774,420	2.46	1.35	1.85	3.30	3.49
2012	-	-	-	-	-	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Research
2013	9.59	9.87	247,858	2,397,789	1.94	1.35	1.85	16.78	17.36
2012	8.21	8.41	275,903	2,281,516	2.41	1.35	1.85	14.55	15.13
2011	7.17	7.30	310,445	2,236,122	1.29	1.35	1.85	(12.50)	(12.07)
2010	8.20	8.30	696,926	5,724,126	1.76	1.35	1.85	8.78	9.33
2009	7.53	7.60	803,315	6,060,113	1.77	1.25	1.75	26.80	29.24

Utilities
2013	12.79	13.15	86,835	1,140,350	2.62	1.35	1.85	18.32	18.91
2012	10.81	11.06	73,706	813,867	6.44	1.35	1.85	11.40	11.96
2011	9.70	9.88	78,683	776,359	3.65	1.35	1.85	4.84	5.36
2010	9.25	9.38	56,475	529,151	3.31	1.35	1.85	11.73	12.29
2009	8.28	8.35	55,000	458,938	4.20	1.25	1.75	30.92	31.57

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Oppenheimer:
Cap App
2013	15.09	15.09	6,078	91,716	1.02	1.85	1.85	27.37	27.37
2012	11.85	11.85	7,667	90,834	0.67	1.85	1.85	12.02	12.02
2011	10.58	10.58	9,242	97,748	0.36	1.85	1.85	(2.95)	(2.95)
2010	10.90	10.90	11,445	124,730	0.18	1.85	1.85	7.42	7.42
2009	10.15	10.15	12,179	123,558	0.32	1.75	1.75	42.03	42.03

Global Securities
2013	18.68	19.27	224,808	4,201,863	1.36	1.35	1.85	24.98	25.61
2012	14.88	15.42	241,382	3,595,526	2.14	1.35	1.85	19.04	19.64
2011	12.43	12.95	276,749	3,447,274	1.33	1.35	1.85	(9.96)	(9.51)
2010	13.74	14.39	317,054	4,366,787	1.46	1.35	1.85	13.85	14.42
2009	12.01	12.64	369,031	4,444,710	2.34	1.25	1.75	37.37	38.05

Growth & Income
2013	13.96	16.66	210,869	2,976,299	1.09	1.35	1.85	29.37	30.01
2012	10.74	12.88	226,200	2,454,470	0.96	1.35	1.85	14.72	15.30
2011	9.31	11.23	249,356	2,346,449	0.87	1.35	1.85	(1.84)	(1.35)
2010	9.44	11.44	289,686	2,768,723	1.14	1.35	1.85	13.99	14.56
2009	8.24	10.03	345,341	2,877,013	2.01	1.25	1.75	26.08	26.70

Seligman:
Global Tech
2013	11.91	12.08	106,448	1,283,599	-	1.35	1.85	23.19	23.80
2012	9.67	9.75	110,653	1,078,011	-	1.35	1.85	5.07	5.60
2011	9.20	9.24	124,887	1,152,922	-	1.35	1.85	(8.17)	(7.80)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Smaller Value
2013	14.55	14.76	455,899	6,720,500	-	1.35	1.85	45.52	46.24
2012	10.00	10.09	502,352	5,065,769	-	1.35	1.85	15.56	16.14
2011	8.66	8.69	582,617	5,061,089	-	1.35	1.85	(13.65)	(13.30)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Summit:
EAFE Intl.
2013	14.44	20.64	443,134	7,458,106	2.29	1.35	1.85	18.53	19.13
2012	12.18	17.33	514,142	7,234,051	2.22	1.35	1.85	15.16	15.74
2011	10.58	14.97	611,479	7,387,502	2.15	1.35	1.85	(14.31)	(13.88)
2010	12.35	17.39	734,762	10,346,731	1.60	1.35	1.85	4.77	5.29
2009	11.78	16.51	328,944	4,969,563	2.26	1.25	1.75	25.65	26.27

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Summit, continued:
Barclays
2013	12.48	13.37	1,056,078	13,371,469	2.26	1.35	1.85	(4.58)	(4.10)
2012	13.08	13.94	1,135,264	15,075,600	2.19	1.35	1.85	1.92	2.43
2011	12.83	13.61	1,102,419	14,365,237	2.50	1.35	1.85	6.42	6.95
2010	12.06	12.73	982,298	12,054,970	2.86	1.35	1.85	4.42	4.95
2009	11.54	12.13	406,980	4,872,584	4.37	1.25	1.75	2.79	3.30

S&P 500
2013	16.64	29.22	1,266,575	32,046,490	1.87	1.35	1.85	29.46	30.11
2012	12.86	22.46	1,360,418	26,492,693	1.70	1.35	1.85	13.43	13.99
2011	11.33	19.70	1,537,889	26,341,776	1.57	1.35	1.85	(0.13)	0.37
2010	11.35	19.63	1,454,221	26,390,864	1.41	1.35	1.85	12.60	13.16
2009	10.08	17.35	1,673,610	26,887,528	1.93	1.25	1.75	23.94	24.55

Nasdaq 100
2013	8.02	21.64	592,926	6,362,361	0.79	1.35	1.85	33.57	34.23
2012	5.98	16.20	669,369	5,341,984	0.61	1.35	1.85	15.46	16.04
2011	5.15	14.03	810,699	5,651,790	0.26	1.35	1.85	1.14	1.64
2010	5.07	13.88	981,091	6,767,217	0.23	1.35	1.85	17.43	18.01
2009	4.29	11.82	800,747	3,633,997	0.08	1.25	1.75	50.87	51.62

Russell
2013	18.51	21.23	422,094	8,619,793	0.72	1.35	1.85	35.37	36.05
2012	13.67	15.60	492,615	7,399,758	0.92	1.35	1.85	13.38	13.95
2011	12.06	13.69	576,633	7,593,764	0.45	1.35	1.85	(6.62)	(6.16)
2010	12.91	14.59	787,492	10,976,196	0.61	1.35	1.85	23.78	24.40
2009	10.43	11.73	616,759	7,110,281	0.57	1.25	1.75	24.03	24.64

Midcap 400
2013	21.07	30.58	709,132	19,806,421	0.89	1.35	1.85	30.40	31.05
2012	16.16	23.33	775,574	16,733,400	0.89	1.35	1.85	15.15	15.73
2011	14.03	20.16	939,415	17,472,755	0.66	1.35	1.85	(4.02)	(3.54)
2010	14.62	20.90	1,032,321	19,954,459	0.76	1.35	1.85	23.68	24.30
2009	11.82	16.82	1,064,643	16,978,582	0.87	1.25	1.75	34.03	34.69

Zenith
2013	16.04	97.45	491,440	27,570,815	1.62	1.35	1.85	29.95	30.60
2012	12.35	74.62	553,608	23,804,876	1.78	1.35	1.85	14.90	15.48
2011	10.74	64.62	648,664	23,618,232	1.93	1.35	1.85	(3.48)	(2.99)
2010	11.13	66.61	986,878	31,455,056	1.43	1.35	1.85	9.56	10.11
2009	10.16	60.49	1,247,402	34,136,201	2.19	1.25	1.75	23.24	23.85

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Summit, continued:
Natural Resources
2013	8.86	9.16	511,093	4,602,085	-	1.35	1.85	(1.12)	(0.62)
2012	8.97	9.22	442,722	4,028,704	0.02	1.35	1.85	2.97	3.49
2011	8.71	8.91	507,567	4,471,034	0.31	1.35	1.85	(11.77)	(11.33)
2010	9.87	10.05	533,622	5,325,281	0.40	1.35	1.85	15.08	15.65
2009	8.57	8.69	377,768	3,277,781	0.32	1.25	1.75	28.82	29.46

Inflation
2013	10.81	11.12	500,485	5,442,063	1.32	1.35	1.85	(9.10)	(8.65)
2012	11.89	12.17	569,765	6,809,593	1.70	1.35	1.85	5.75	6.28
2011	11.25	11.45	452,204	5,110,078	2.36	1.35	1.85	8.40	8.94
2010	10.37	10.51	255,613	2,669,363	1.57	1.35	1.85	4.38	4.91
2009	9.94	10.02	356,245	3,550,713	0.50	1.25	1.75	5.77	6.30

Calvert:
Income
2013	11.72	12.12	777,660	9,395,931	2.80	1.35	1.85	(3.04)	(2.55)
2012	12.09	12.43	915,699	11,354,476	3.27	1.35	1.85	6.68	7.22
2011	11.33	11.60	1,049,001	12,136,439	3.66	1.35	1.85	2.02	2.53
2010	11.11	11.31	1,386,032	15,637,376	4.12	1.35	1.85	5.90	6.43
2009	10.49	10.63	1,622,763	17,203,143	4.94	1.25	1.75	18.70	19.29

Social Equity
2013	14.13	14.53	7,733	112,046	0.07	1.35	1.85	28.66	29.30
2012	10.98	11.24	11,258	126,324	0.11	1.35	1.85	13.82	14.39
2011	9.65	9.83	9,767	95,816	-	1.35	1.85	(3.14)	(2.66)
2010	9.96	10.10	9,979	100,593	0.09	1.35	1.85	15.12	15.70
2009	8.65	8.73	3,217	27,999	0.50	1.25	1.75	3.21	32.60

Small Cap
2013	24.74	25.32	18,864	476,333	-	1.35	1.85	28.35	28.99
2012	19.28	19.63	21,194	415,264	-	1.35	1.85	11.93	12.50
2011	17.22	17.45	27,117	472,451	-	1.35	1.85	(3.80)	(3.32)
2010	17.90	18.05	30,582	551,238	-	1.35	1.85	34.96	35.63
2009	13.27	13.31	97,700	1,296,882	0.11	1.25	1.75	32.60	33.04

Balanced
2013	12.17	12.33	386,932	4,769,184	1.03	1.35	1.85	15.85	16.43
2012	10.50	10.59	423,789	4,487,256	1.17	1.35	1.85	8.48	9.03
2011	9.68	9.71	491,331	4,772,276	1.26	1.35	1.85	(3.23)	(2.91)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Fidelity:
Contrafund SC2
2013	13.31	13.75	287,738	3,871,108	0.80	1.35	1.85	28.56	29.20
2012	10.35	10.65	331,131	3,460,090	1.65	1.35	1.85	14.01	14.58
2011	9.08	9.29	117,535	1,086,953	0.69	1.35	1.85	(4.56)	(4.08)
2010	9.51	9.69	144,443	1,394,016	1.02	1.35	1.85	14.79	15.36
2009	8.29	8.40	154,054	1,290,191	1.16	1.25	1.75	33.14	33.80

Equity Inc. SC2
2013	10.92	11.29	26,250	295,312	2.03	1.35	1.85	25.49	26.12
2012	8.70	8.95	49,757	443,983	3.70	1.35	1.85	14.90	15.48
2011	7.57	7.75	40,043	309,327	1.59	1.35	1.85	(1.18)	(0.69)
2010	7.67	7.81	70,806	548,348	1.41	1.35	1.85	12.82	13.38
2009	6.79	6.88	99,802	683,097	1.59	1.25	1.75	27.65	28.28

High Inc. SC2
2013	13.38	13.83	444,270	5,987,274	5.73	1.35	1.85	3.77	4.28
2012	12.89	13.26	469,928	6,099,185	5.68	1.35	1.85	11.88	12.44
2011	11.52	11.79	490,710	5,682,670	9.28	1.35	1.85	1.82	2.33
2010	11.32	11.52	218,400	2,489,975	4.51	1.35	1.85	11.60	12.15
2009	10.14	10.27	520,499	5,293,199	10.12	1.25	1.75	41.00	41.69

Mid Cap SC2
2013	21.42	21.93	32,980	719,193	0.17	1.35	1.85	33.39	34.05
2012	16.06	16.36	83,746	1,353,700	0.43	1.35	1.85	12.46	13.02
2011	14.28	14.47	74,629	1,071,242	0.02	1.35	1.85	(12.48)	(12.04)
2010	16.32	16.45	137,979	2,256,146	0.12	1.35	1.85	26.22	26.85
2009	12.93	12.97	135,273	1,749,493	0.55	1.25	1.75	28.47	28.90

Third Avenue:
Value
2013	8.78	9.07	52,614	475,040	3.15	1.35	1.85	16.79	17.38
2012	7.51	7.73	67,339	518,622	0.89	1.35	1.85	24.99	25.62
2011	6.01	6.15	58,572	359,157	1.59	1.35	1.85	(22.74)	(22.36)
2010	7.78	7.92	112,501	886,477	2.15	1.35	1.85	11.98	12.54
2009	6.95	7.04	311,992	2,176,791	-	1.25	1.75	42.85	43.56

T. Rowe:
Blue Chip
2013	15.43	15.88	283,446	4,420,128	-	1.35	1.85	38.28	38.97
2012	11.16	11.42	324,937	3,655,185	-	1.35	1.85	15.74	16.32
2011	9.64	9.82	341,457	3,313,204	-	1.35	1.85	(0.49)	0.01
2010	9.69	9.82	504,120	4,902,264	-	1.35	1.85	13.88	14.45
2009	8.51	8.58	967,269	8,244,118	-	1.25	1.75	39.35	40.04

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Pimco:
Total Return
2013	12.11	12.40	799,148	9,730,815	2.20	1.35	1.85	(3.75)	(3.27)
2012	12.58	12.82	822,659	10,396,251	2.59	1.35	1.85	7.59	8.13
2011	11.70	11.85	967,334	11,345,466	2.63	1.35	1.85	1.72	2.22
2010	11.50	11.60	827,763	9,537,710	2.41	1.35	1.85	6.13	6.66
2009	10.84	10.87	825,883	8,953,870	2.90	1.25	1.75	8.51	8.88

Ibbotson:
Growth
2013	11.25	11.40	4,851	54,675	1.21	1.35	1.85	14.42	14.99
2012	9.83	9.91	4,656	45,817	1.40	1.35	1.85	10.85	11.41
2011	8.87	8.90	4,173	37,006	1.20	1.35	1.85	(11.65)	(11.35)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Income
2013	10.68	10.82	8,180	88,243	1.52	1.35	1.85	5.37	5.90
2012	10.13	10.22	12,941	131,504	1.59	1.35	1.85	5.90	6.43
2011	9.57	9.60	12,954	124,096	0.83	1.35	1.85	(4.56)	(4.24)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Balanced
2013	11.04	11.19	15,889	177,565	1.35	1.35	1.85	9.82	10.37
2012	10.05	10.14	17,046	172,675	1.50	1.35	1.85	8.79	9.33
2011	9.24	9.27	16,823	155,953	0.97	1.35	1.85	(7.82)	(7.51)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

6.  CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the periods ended December 31, were as follows:

	2013	2012
Alger:
Capital App
Units issued	119,796	46,632
Units redeemed	(122,687)	(74,646)
Net increase(decrease)	(2,891)	(28,014)

Mid Cap
Units issued	74,946	88,715
Units redeemed	(109,069)	(113,718)
Net increase(decrease)	(34,123)	(25,003)

American Century:
Income & Growth
Units issued	13,394	14,962
Units redeemed	(22,422)	(22,957)
Net increase(decrease)	(9,028)	(7,995)

Value
Units issued	34,303	47,030
Units redeemed	(69,026)	(79,441)
Net increase(decrease)	(34,723)	(32,411)

Mid Cap Value
Units issued	9,734	11,706
Units redeemed	(8,729)	(9,251)
Net increase(decrease)	1,005	2,455

International
Units issued	3,642	4,923
Units redeemed	(8,908)	(7,435)
Net increase(decrease)	(5,266)	(2,512)

Scudder:
Capital Growth
Units issued	54,024	63,411
Units redeemed	(96,435)	(107,097)
Net increase(decrease)	(42,411)	(43,686)

International
Units issued	93,630	103,121
Units redeemed	(139,784)	(160,304)
Net increase(decrease)	(46,154)	(57,183)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Scudder, continued:
Money Market
Units issued	1,145,878	1,187,343
Units redeemed	(1,358,381)	(1,204,549)
Net increase(decrease)	(212,503)	(17,206)

Mid Value
Units issued	210,092	438,810
Units redeemed	(280,707)	(472,655)
Net increase(decrease)	(70,615)	(33,845)

Global
Units issued	93,691	137
Units redeemed	(94,331)	(249)
Net increase(decrease)	(640)	(112)

Franklin Templeton:
Growth Securities
Units issued	1,273	1,383
Units redeemed	(1,762)	(1,301)
Net increase(decrease)	(489)	82

Foreign Securities
Units issued	-	-
Units redeemed	(27,345)	(36,786)
Net increase(decrease)	(27,345)	(36,786)

AIM:
Equity & Income
Units issued	1	-
Units redeemed	(1,685)	(143)
Net increase(decrease)	(1,684)	(143)

Basic Value
Units issued	100	1,056
Units redeemed	(5,672)	(4,134)
Net increase(decrease)	(5,572)	(3,078)

American Franchise
Units issued	233,623	557,788
Units redeemed	(282,126)	(177,484)
Net increase(decrease)	(48,503)	380,304

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
AIM, continued:
Intl Growth
Units issued	1,004,139	1,213,323
Units redeemed	(1,028,347)	(1,278,564)
Net increase(decrease)	(24,208)	(65,241)

Global
Units issued	639,108	706,190
Units redeemed	(636,854)	(723,275)
Net increase(decrease)	2,254	(17,085)

Van Kampen:
Core+Fixed
Units issued	142,711	82,770
Units redeemed	(150,786)	(113,231)
Net increase(decrease)	(8,075)	(30,461)

U.S. Real Estate
Units issued	64,354	74,946
Units redeemed	(102,735)	(108,108)
Net increase(decrease)	(38,381)	(33,162)

Emerging Markets
Units issued	1,107,939	1,456,446
Units redeemed	(1,097,285)	(1,639,164)
Net increase(decrease)	10,654	(182,718)

Neuberger Berman:
Regency
Units issued	39,857	16,650
Units redeemed	(31,072)	(20,282)
Net increase(decrease)	8,785	(3,632)

Guardian
Units issued	61,260	57,600
Units redeemed	(72,101)	(72,433)
Net increase(decrease)	(10,841)	(14,833)

MFS:
Growth
Units issued	63,945	70,539
Units redeemed	(104,141)	(112,682)
Net increase(decrease)	(40,196)	(42,143)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
MFS, continued:
Investor Trust
Units issued	50,797	72,238
Units redeemed	(92,737)	(106,921)
Net increase(decrease)	(41,940)	(34,683)

New Discovery
Units issued	176,226	137,618
Units redeemed	(215,452)	(172,506)
Net increase(decrease)	(39,226)	(34,888)

Total Return
Units issued	59,031	73,802
Units redeemed	(85,415)	(95,782)
Net increase(decrease)	(26,384)	(21,980)

High Yield
Units issued	419,134	-
Units redeemed	(54,369)	-
Net increase(decrease)	364,765	-

Research
Units issued	960,899	1,138,115
Units redeemed	(988,944)	(1,172,657)
Net increase(decrease)	(28,045)	(34,542)

Utilities
Units issued	42,687	35,817
Units redeemed	(29,558)	(40,794)
Net increase(decrease)	13,129	(4,977)

Oppenheimer
Cap App
Units issued	4	13
Units redeemed	(1,593)	(1,588)
Net increase(decrease)	(1,589)	(1,575)

Global Securities
Units issued	52,203	47,912
Units redeemed	(68,777)	(83,279)
Net increase(decrease)	(16,574)	(35,367)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Oppenheimer, continued
Growth & Income
Units issued	45,949	80,382
Units redeemed	(61,280)	(103,538)
Net increase(decrease)	(15,331)	(23,156)

Seligman:
Global Tech
Units issued	73,987	54,371
Units redeemed	(78,192)	(68,605)
Net increase(decrease)	(4,205)	(14,234)

Smaller Value
Units issued	155,221	162,336
Units redeemed	(201,674)	(242,601)
Net increase(decrease)	(46,453)	(80,265)

Summit:
EAFE Intl.
Units issued	1,239,314	1,582,275
Units redeemed	(1,310,322)	(1,679,612)
Net increase(decrease)	(71,008)	(97,337)

Barclays
Units issued	3,793,652	3,908,746
Units redeemed	(3,872,838)	(3,875,901)
Net increase(decrease)	(79,186)	32,845

S&P 500
Units issued	1,321,180	1,442,347
Units redeemed	(1,415,023)	(1,619,818)
Net increase(decrease)	(93,843)	(177,471)

Nasdaq 100
Units issued	745,808	981,512
Units redeemed	(822,251)	(1,122,842)
Net increase(decrease)	(76,443)	(141,330)

Russell
Units issued	549,752	667,843
Units redeemed	(620,273)	(751,861)
Net increase(decrease)	(70,521)	(84,018)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Summit, continued:
Midcap 400
Units issued	669,309	723,528
Units redeemed	(735,751)	(887,369)
Net increase(decrease)	(66,442)	(163,841)

Zenith
Units issued	902,486	1,092,304
Units redeemed	(964,654)	(1,187,360)
Net increase(decrease)	(62,168)	(95,056)

Natural Resources
Units issued	1,159,642	1,057,247
Units redeemed	(1,091,271)	(1,122,092)
Net increase(decrease)	68,371	(64,845)

Inflation
Units issued	1,725,415	1,682,275
Units redeemed	(1,794,695)	(1,564,714)
Net increase(decrease)	(69,280)	117,561

Calvert:
Income
Units issued	238,553	264,424
Units redeemed	(376,592)	(397,726)
Net increase(decrease)	(138,039)	(133,302)

Social Equity
Units issued	3,371	11,949
Units redeemed	(6,896)	(10,458)
Net increase(decrease)	(3,525)	1,491

Small Cap
Units issued	23,782	17,130
Units redeemed	(26,112)	(23,053)
Net increase(decrease)	(2,330)	(5,923)

Balanced
Units issued	46,130	49,286
Units redeemed	(82,987)	(116,828)
Net increase(decrease)	(36,857)	(67,542)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Fidelity:
Contrafund SC2
Units issued	933,112	548,492
Units redeemed	(976,505)	(334,896)
Net increase(decrease)	(43,393)	213,596

Equity Inc. SC2
Units issued	36,933	60,902
Units redeemed	(60,440)	(51,188)
Net increase(decrease)	(23,507)	9,714

High Inc. SC2
Units issued	1,613,307	1,799,073
Units redeemed	(1,638,965)	(1,819,855)
Net increase(decrease)	(25,658)	(20,782)

Mid Cap SC2
Units issued	151,289	245,811
Units redeemed	(202,055)	(236,694)
Net increase(decrease)	(50,766)	9,117

Third Avenue:
Value
Units issued	29,447	43,091
Units redeemed	(44,172)	(34,324)
Net increase(decrease)	(14,725)	8,767

T. Rowe:
Blue Chip
Units issued	1,114,976	1,091,618
Units redeemed	(1,156,467)	(1,108,138)
Net increase(decrease)	(41,491)	(16,520)

Pimco:
Total Return
Units issued	2,810,337	3,393,906
Units redeemed	(2,833,848)	(3,538,581)
Net increase(decrease)	(23,511)	(144,675)

Ibbotson:
Growth
Units issued	196	485
Units redeemed	(1)	(2)
Net increase(decrease)	195	483

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Ibbotson, continued:
Income
Units issued	4,699	68
Units redeemed	(9,460)	(81)
Net increase(decrease)	(4,761)	(13)

Balanced
Units issued	6,958	9,782
Units redeemed	(8,115)	(9,559)
Net increase(decrease)	(1,157)	223

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Ameritas Life Insurance Corp.

Lincoln, Nebraska

We have audited the accompanying statutory basis financial statements of Ameritas Life Insurance Corp. (the "Company"), a wholly-owned subsidiary of Ameritas Holding Company, which is a wholly-owned subsidiary of Ameritas Mutual Holding Company, which comprise the balance sheets – statutory basis as of December 31, 2013 and 2012, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2013 and the related notes to the statutory basis financial statements.

Management’s Responsibility for the Statutory Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory basis financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory basis financial statements, the statutory basis financial statements are prepared by Ameritas Life Insurance Corp. using the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Insurance Department of the State of Nebraska.

The effects on the statutory basis financial statements of the variances between the statutory basis of accounting described in Note 1 to the statutory basis financial statements and accounting principles generally accepted in the United States of America are described in Note 15.

1

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Ameritas Life Insurance Corp. as of December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory Basis of Accounting

In our opinion, the statutory basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Ameritas Life Insurance Corp. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska as described in Note 1 to the statutory basis financial statements.

Omaha, Nebraska

March 26, 2014

2

AMERITAS LIFE INSURANCE CORP.

Balance Sheets – Statutory Basis

(in thousands, except shares)

	December 31
ADMITTED ASSETS	2013	2012
Bonds	$1,964,005	$1,692,490
Preferred stocks	5,194	8,039
Common stocks	1,249,111	1,041,799
Mortgage loans	543,066	569,496
Real estate:
Properties occupied by the company	21,964	22,684
Properties held for the production of income	24,785	29,962
Properties held for sale	4,529	697
Cash, cash equivalents, and short-term investments	88,419	76,332
Loans on insurance contracts	104,476	97,236
Other investments	95,301	100,495
Total Cash and Invested Assets	4,100,850	3,639,230

Investment income due and accrued	24,444	24,300
Deferred and uncollected premiums	42,467	35,531
Federal income tax recoverable - affiliates	3,759	10,165
Net deferred income tax asset	36,555	37,498
Other admitted assets	29,104	29,185
Separate account assets	4,950,588	4,222,023
Total Admitted Assets	$9,187,767	$7,997,932

LIABILITIES, CAPITAL AND SURPLUS

Reserves for life, accident and health policies	$2,274,840	$2,042,509
Deposit-type funds	216,463	210,599
Reserves for unpaid claims	47,586	42,865
Dividends payable to policyholders	8,538	8,471
Interest maintenance reserve	10,179	8,538
Accrued commissions, expenses and insurance taxes	50,289	55,813
Accrued separate account transfers	(66,681)	(63,367)
Asset valuation reserve	73,257	64,266
Liabilities for employee benefits	57,017	45,489
Other liabilities	63,895	62,309
Separate account liabilities	4,950,588	4,222,023
Total Liabilities	7,685,971	6,699,515

Common stock, par value $0.10 per share; 25,000,000 shares authorized, issued and outstanding	2,500	2,500
Additional paid in capital	457,438	457,438
Unassigned surplus	1,041,858	838,479
Total Capital and Surplus	1,501,796	1,298,417
Total Liabilities, Capital and Surplus	$9,187,767	$7,997,932

The accompanying notes are an integral part of these statutory basis financial statements.

3

AMERITAS LIFE INSURANCE CORP.

Summary of Operations and Changes in Capital and Surplus – Statutory Basis

(in thousands)

	Years Ended December 31
	2013	2012	2011

Premiums and Other Revenue

Premium income	$1,623,295	$1,494,912	$1,265,260
Net investment income	140,322	130,625	162,405
Commissions and expense allowances on reinsurance ceded	10,374	8,451	3,136
Income from fees associated with separate accounts	35,865	31,219	29,570
Miscellaneous income	15,144	15,922	12,236
Total Premiums and Other Revenue	1,825,000	1,681,129	1,472,607

Expenses

Benefits to policyholders	1,196,934	1,071,445	1,043,317
Change in reserves for life, accident and health policies	237,708	196,594	83,696
Commissions	93,599	81,718	62,384
General insurance expenses	244,852	220,957	177,670
Taxes, licenses and fees	25,458	25,437	20,410
Net transfers (from) to separate accounts	(20,767)	79,085	31,233
Total Expenses	1,777,784	1,675,236	1,418,710

Gain from Operations before Dividends, Federal Income Tax Expense (Benefit) and Net Realized Capital Gains (Losses)

	47,216	5,893	53,897
Dividends to policyholders	8,596	8,430	8,321

Gain (Loss) from Operations before Federal Income Tax Expense (Benefit) and Net Realized Capital Gains (Losses)

	38,620	(2,537)	45,576
Federal income tax expense (benefit)	(17,065)	(4,280)	18,393

Gain from Operations before Net Realized Capital Gains (Losses)

	55,685	1,743	27,183
Net realized capital gains (losses), net of taxes	9,263	(1,715)	(996)

Net Income

	64,948	28	26,187

Change in special surplus - additional deferred tax asset	-	-	782

Unassigned surplus

Change in net unrealized capital gains, net of taxes	140,780	17,084	27,432
Change in net deferred income taxes	(5,890)	18,223	18,322
Change in non-admitted assets	28,995	(14,498)	(21,562)
Change in asset valuation reserve	(8,991)	(12,265)	(2,669)
Change in liability for reinsurance in unauthorized companies	20	(20)	-
Change in minimum pension liability, net of tax	1,528	(759)	(1,183)
Unrecognized actuarial losses, net of tax	(2,864)	-	-
Correction of errors (Note 1)	4,853	(8,524)	(9,038)
Dividends paid to stockholder	(20,000)	(50,000)	(20,000)

Net Change in Capital and Surplus

	203,379	(50,731)	18,271

Capital and Surplus at the Beginning of the Year

	1,298,417	1,349,148	1,330,877
Capital and Surplus at the End of Year	$1,501,796	$1,298,417	$1,349,148

The accompanying notes are an integral part of these statutory basis financial statements.

4

AMERITAS LIFE INSURANCE CORP.

Statements of Cash Flows – Statutory Basis

(in thousands)

	Years Ended December 31

	2013

		2012	2011
OPERATING ACTIVITIES
Premium collected net of reinsurance	$1,620,328	$1,484,190	$1,260,871
Net investment income received	134,942	128,972	165,308
Miscellaneous income	61,205	55,325	44,878
Benefits paid to policyholders	(1,191,552)	(1,061,904)	(1,040,033)
Net transfers from (to) separate accounts	17,453	(78,022)	(20,621)
Commissions, expenses and taxes paid	(371,771)	(324,225)	(241,521)
Dividends paid to policyholders	(8,529)	(8,399)	(8,465)
Federal income taxes received (paid)	13,916	2,222	(38,273)
Net Cash from Operating Activities	275,992	198,159	122,144

INVESTING ACTIVITIES

Proceeds from investments sold, matured or repaid	520,846	472,367	393,214
Cost of investments acquired	(781,229)	(633,388)	(462,054)
Net change in loans on insurance contracts	(7,762)	(2,990)	4,069
Net Cash from Investing Activities	(268,145)	(164,011)	(64,771)

FINANCING AND MISCELLANEOUS ACTIVITIES

Change in deposit-type funds	5,864	4,617	7,480
Dividends to stockholder	(20,000)	(50,000)	(20,000)
Other miscellaneous, net	18,376	(31,793)	32,670
Net Cash from Financing and Miscellaneous Activities	4,240	(77,176)	20,150

Net Change in Cash, Cash Equivalents and Short-Term Investments	12,087	(43,028)	77,523

Cash, Cash Equivalents and Short-Term Investments – Beginning of Year	76,332	119,360	41,837

Cash, Cash Equivalents and Short-Term Investments – End of Year	$88,419	$76,332	$119,360

Non-cash transactions from investing activities:
Conversion of mortgage loans to real estate	4,683	-	-
Mortgage loans acquired as distribution – affiliate (Note 5)	2,169	-	-

The accompanying notes are an integral part of these statutory basis financial statements.

5

Ameritas Life Insurance Corp.

Notes to Financial Statements – Statutory Basis

For the Years Ended December 31, 2013, 2012 and 2011

(in thousands, except for shares)

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Ameritas Life Insurance Corp. (“the Company” or “Ameritas Life”), a stock life insurance company domiciled in the state of Nebraska, is a wholly owned subsidiary of Ameritas Holding Company (“AHC”), which is a wholly owned subsidiary of Ameritas Mutual Holding Company (“AMHC”).  AMHC is a mutual insurance holding company.  Owners of designated policies issued by the Company have membership interest in AMHC, while contractual rights remain with the Company.  AHC also wholly owns Ameritas Investment Partners, Inc (formerly Summit Investment Advisors, Inc., now “AIP”), an advisor providing investment management services to the Company, Ameritas Mortgage Funding, Inc. (“AMFI”), a mortgage banking business, and owns 19.1% of Paycor, Inc., a payroll processing company.

The Company wholly owns Acacia Life Insurance Company (“Acacia”), a District of Columbia domiciled life insurance subsidiary, The Union Central Life Insurance Company (“Union Central”), a Nebraska domiciled life insurance subsidiary, Ameritas Life Insurance Corp. of New York (“Ameritas-NY”), a New York domiciled life insurance subsidiary, BNL Financial Corporation (“BNL Financial”), a holding company (dissolved December 31, 2012), and Brokers National Life Assurance Company (“BNL Assurance”) (distributed to the Company as a result of BNL Financial’s dissolution December 31, 2012), an Arkansas domiciled life insurance company.  Effective March 31, 2013, the Company sold its 100% common stock ownership in BNL Assurance to Aurigen USA Holdings Inc.  Ameritas also owns 100% (85% prior to August 23, 2013 and 80% prior to April 30, 2013) of Ameritas Investment Corp. (“AIC”), a broker dealer, and the remaining ownership of 15% prior to August 23, 2013 and 20% prior to April 30, 2013 was with Centralife Annuities Services, Inc., a wholly owned subsidiary of Aviva USA.  Acacia is a 100% owner of Calvert Investments, Inc. (“Calvert”), a provider of investment advisory, management and administrative services to the Calvert Group of mutual funds, and Griffin Realty, LLC (“Griffin”), a real estate investment company. Effective October 31, 2013, the Company and Acacia sold Acacia Federal Savings Bank (“AFSB”), a thrift chartered institution, to Stifel Bank & Trust (see Note 5 – Information Concerning Parent, Subsidiaries and Affiliates).

Effective October 1, 1998 (“the Effective Date”) the Company formed a closed block (“the Closed Block”) of policies, under an arrangement approved by the Insurance Department of the State of Nebraska (“the Department”) to provide for dividends on policies that were in force on the Effective Date and which were within the classes of individual policies for which the Company had a dividend scale in effect on the Effective Date. The Closed Block was designed to give reasonable assurance to owners of affected policies that the assets will be available to support such policies including maintaining dividend scales in effect at the Effective Date, if the experience underlying such scales continues. The assets, including revenue thereon, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect.

The Company’s insurance operations consist of life and health insurance, annuity, group pension, and retirement contracts. The Company and its subsidiaries operate in all 50 states and the District of Columbia.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Department.

Accounting practices and procedures of the National Association of Insurance Commissioners (“NAIC”) as prescribed or permitted by the Department comprise a comprehensive basis of accounting (“NAIC SAP”) other than accounting principles generally accepted in the United States of America (“GAAP”).

6

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.  Material estimates susceptible to significant change include reserves, income taxes, investment values, and other-than-temporary impairments (“OTTI”).

Current NAIC SAP practices vary from GAAP.  The more significant variances between NAIC SAP and GAAP are as follows:

Investments

Under NAIC SAP, investments in bonds are reported at the lower of amortized cost or fair value based on their NAIC rating, and any adjustments to fair value are reported directly in surplus.  Changes in the value of bonds up to amortized cost that are assigned a rating of “6” by the NAIC are reported directly in surplus.  Under GAAP, bonds are carried either at amortized cost or fair value based on their classifications.  Under GAAP, bonds designated at purchase as held-to-maturity based on the Company’s intent and ability to hold to maturity would be carried at amortized cost.  Bonds designated as available-for-sale would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income.  Bonds designated as trading would be carried at fair value with net unrealized holding gains and losses reported in income.

Under NAIC SAP, for bonds other than loan-backed and structured securities, if the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value.  Under GAAP, if the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, recognized in other comprehensive income.

Under NAIC SAP, all loan-backed and structured securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective method, applied consistently by asset class.  If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows.  Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows.  If the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis must be written down to fair value.  If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, recognized in other comprehensive income.

Investments in unaffiliated common stocks are carried at fair value.  Changes in the value of common stocks are reported as a change in net unrealized gains or losses on investments, a component of unassigned surplus.  Under GAAP, investments in unaffiliated common stocks are designated as available-for-sale or trading and carried at fair value with net unrealized gains and losses reported in other comprehensive income if designated as available-for-sale and reported in income if designated as trading.

Subsidiaries are included as common stocks carried under the equity method, with the equity in net income (loss) of subsidiaries credited directly to the Company’s unassigned surplus for NAIC SAP, while GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement.

Investments in preferred stocks are carried at cost if the NAIC designation is RP3 and P3 or above.  Preferred stocks with NAIC designations of RP4 and P4 or below are carried at the lower of cost or fair value.  Under GAAP, preferred stocks would be designated at purchase as available-for-sale; under this designation preferred stocks would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income.

7

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Under NAIC SAP, real estate owned and occupied by the Company is included in invested assets, and net investment income and operating expenses includes self-charged rent for the Company’s occupancy of this property.  Under GAAP, this property would be classified as an operating asset, and there would be no self-charged rent or expenses.

Investments in limited partnerships, limited liability companies, and joint venture investments are accounted for on the GAAP equity method for NAIC SAP, while under GAAP, such investments are accounted for at cost or the equity method depending upon ownership percentage and control unless consolidation is required under variable interest entity guidance.

Under NAIC SAP, valuation allowances are established through the asset valuation reserve (“AVR”) for mortgage loans based on factors applied to different categories of loans based on payment history and type of underlying real estate.  Under GAAP, valuation allowances would be established through a charge to realized loss as losses are estimated to have occurred.  Loan losses are charged against the allowance when management believes the uncollectibility of the loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

Under NAIC SAP, using a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates.  Those deferrals are amortized over the remaining period to maturity based on groupings (in five-year bands) of individual securities sold.  The net deferral is reported in the “Interest maintenance reserve” (“IMR”) in the accompanying Balance Sheets – Statutory Basis.  Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR.  Under NAIC SAP, an AVR is determined based on holdings of all investments by a NAIC prescribed formula and is reported as a liability.  An AVR is not recorded under GAAP.  Under GAAP, realized capital gains and losses would be reported in the statement of income on a pre-tax basis in the period the asset giving rise to the gain or loss is sold.

Under NAIC SAP, derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability and embedded derivatives are not accounted for separately from the host contract.  Also, the change in fair value of open derivative instruments that do not meet the criteria of an effective hedge is recorded as an unrealized gain or loss in surplus.  Under GAAP, all derivatives are reported on the balance sheets at fair value and the effective and ineffective portions of a single hedge are accounted for separately.  Changes in fair value of derivatives, to the extent they are effective at offsetting hedged risk are recorded through either income or equity, depending on the nature of the hedge.  The ineffective portion of all changes in fair value is recorded in income.  An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and reported at fair value.

Policy Acquisition Costs

Under NAIC SAP, the costs of acquiring and renewing business are expensed when incurred.  As such, during periods of high sales, statutory earnings will be depressed due to the lack of expense deferrals.  Under GAAP, acquisition costs related to traditional term life insurance and long duration accident and health, to the extent associated with successful sales and recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.  For traditional whole life insurance, universal life insurance and investment products, to the extent associated with successful sales and recoverable from future gross profits, deferred policy acquisition costs would be amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Unearned Revenue

Under NAIC SAP, amounts assessed policyholders that represent revenue for services to be provided in future periods are reported as revenue when received.  Under GAAP, such charges would be reported as a liability and amortized into revenue using the same assumptions and factors as are used to amortize deferred policy acquisition costs.

8

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Non-admitted Assets

Under NAIC SAP, certain assets designated as “non-admitted” are excluded from the accompanying Balance Sheets – Statutory Basis and are charged directly to unassigned surplus.  Under GAAP, these assets would be included in the balance sheets, net of any valuation allowance.

Universal Life and Annuity Policies

Under NAIC SAP, revenues consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves.  Under GAAP, revenues are comprised of contract charges and fees which are recognized when assessed against the policyholder account balance.  Additionally, premium receipts are considered deposits and are recorded as interest-bearing liabilities while interest credited to account values and benefits in excess of the policyholder account balance are recognized as expenses.

Reserves for Life, Accident and Health Policies

Under NAIC SAP, certain policy reserves are calculated based on mortality and interest assumptions prescribed or permitted by state statutes, without consideration of withdrawals.  NAIC SAP policy reserves generally differ from policy reserves under GAAP, which are based on the Company's best estimates of mortality, interest and withdrawals.

Policyholder Dividends

Under NAIC SAP, policyholder dividends are recognized when declared.  Under GAAP, policyholder dividends would be for dividends that have accrued as of the financial statement date.

Reinsurance

Under NAIC SAP, reserves and unpaid claim liabilities ceded to reinsurers have been reported as reductions to the related reserves.  Under GAAP, reinsurance recoverables are recorded as an asset.

Under NAIC SAP, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business.  Changes to those amounts are credited or charged directly to unassigned surplus.  Under GAAP, no such amounts are recorded and an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Under NAIC SAP, commission allowances by reinsurers on business ceded are reported as other revenue when received.  Under GAAP, these expenses would be deferred and amortized with deferred policy acquisition costs to the extent they qualify for the deferral.

Employee Benefits

Under NAIC SAP, the difference between the plan’s assets and the benefit obligation is reflected as an asset or liability, with an offset to unassigned surplus.  The prepaid asset that results from an excess of the fair value of plan assets over the pension obligation is recorded as a non-admitted asset.  Actuarial gains and losses and prior service costs are recorded as a component of unassigned surplus, net of tax.  Under GAAP, the difference between the plan’s assets and the benefit obligation is reflected as an asset or liability, with an offset to other comprehensive income.  In addition, actuarial gains and losses and prior service costs are recorded as a component of other comprehensive income, net of tax.

Federal Income Taxes

NAIC SAP requires an amount be recorded for deferred taxes, however, there are limitations as to the amount of deferred tax assets that may be reported as admitted assets and a federal income tax provision is required on a current basis for the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.  Under NAIC SAP, deferred taxes are recorded in surplus.  Under GAAP, tax expense includes both current and deferred taxes.  Both NAIC SAP and GAAP require a valuation allowance to reduce deferred tax assets to the amount which is more likely than not to be realized.  Under NAIC SAP, both the valuation allowance determination and admission calculation are made based on a separate company basis.

9

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Cash, Cash Equivalents and Short-Term Investments

Under NAIC SAP, cash, cash equivalents and short-term investments represent cash balances and investments with remaining maturities when purchased of one year or less.  Under GAAP, cash and cash equivalents include investments with remaining maturities when purchased of three months or less.  Under GAAP, short-term investments are reported as a component of fixed maturity or equity investment balances.

Comprehensive Income

Comprehensive income and its components are not presented under NAIC SAP.

Goodwill

Under NAIC SAP, goodwill is calculated as the difference between the cost of acquiring the entity and the reporting entity’s share of the historical book value of the acquired entity; or as the amount that liabilities exceed assets in assumptive reinsurance transactions.  Additionally, under NAIC SAP, the amount of goodwill recorded as an “admitted asset” is subject to limitation.  Goodwill under GAAP is calculated as the difference between the cost of acquiring the entity and the fair value of the assets received and liabilities assumed.  In addition, GAAP includes intangible assets such as the value of business acquired and the value of customer relationships acquired in subsidiary acquisitions. Goodwill under NAIC SAP is amortized over the period in which the acquiring entity benefits economically, not to exceed 10 years and goodwill is charged or credited to unassigned surplus immediately in the event that the investee that the goodwill relates to ceases to exist.  Under GAAP, goodwill is not amortized, but is tested for impairment at the reporting unit level.

Significant statutory accounting practices are as follows:

Investments

Investments are stated at amounts prescribed by the NAIC which are as follows:  bonds not backed by other loans are stated at amortized cost and loan-backed bonds and structured securities are stated at amortized cost using the interest method including anticipated prepayments at the date of purchase.  Significant changes in estimated cash flows from the original purchase assumptions are reviewed monthly.  Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker dealer survey values or internal estimates based on characteristics of similar products, consistent with the current interest rate and economic environment.  The retrospective adjustment method is used to value all loan-backed and structured securities and non-agency structured securities of high credit quality.  The prospective method is used to value structured securities with significant changes in cash flow, or of lower credit quality.  All bonds with a NAIC designation of 6 are stated at the lower of amortized cost or fair value.

Investments in preferred stocks are carried at cost if the NAIC designation is RP3 or P3 and above.  Preferred stocks with NAIC designations of RP4 or P4 and below are carried at the lower of cost or fair value.  The carrying value of an affiliated subsidiary was $2,500 and $5,000 as of December 31, 2013 and 2012, respectively.

Common stocks are generally reported at fair value. Investments in stocks of insurance subsidiaries are carried at audited statutory equity and non-insurance subsidiaries and affiliates in which the Company has an interest of 10% or more are carried equal to the Company’s proportionate share of the audited GAAP-basis equity after the date of acquisition.  The Federal Home Loan Bank (“FHLB”) common stock is carried at cost.  The change in the carrying value is generally recorded as a change in unrealized capital gains on investments, a component of unassigned surplus.  The value of affiliated subsidiaries was $982,752 and $822,594 and the value of affiliated mutual funds was $3,049 and $2,191 at December 31, 2013 and 2012, respectively.

Mortgage loans are stated at the unpaid principal balance less unamortized discounts or plus unamortized premiums.  The Company records a reserve for losses on mortgage loans as part of the AVR.

Real estate occupied by the Company and held for the production of income is reported at depreciated cost.  Real estate held for sale is reported at the lower of amortized cost or fair value.  Depreciation expense is determined by the straight-line method.  Real estate owned and occupied by the Company is included in investments, and investment income and operating expenses include rent for the Company’s occupancy of its owned properties.

10

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Cash and cash equivalents consist of cash-in-bank, cash-in-transit, and all highly liquid securities purchased with remaining maturity when purchased of three months or less. Short-term investments presented in the Balance Sheets – Statutory Basis consist of all investments that have a maturity date of one year or less at the date acquired and are stated at amortized cost, which approximates fair value.

Loans on insurance contracts are stated at the aggregate unpaid principal balance.  The excess of the unpaid balance of the loan over the cash surrender value is considered a non-admitted asset.

The carrying amount of limited partnerships, limited liability companies, and joint ventures reflects the underlying GAAP equity of these investments.  Income from these investments is recognized when distributed.  Unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.  These investments are recorded in “Other investments” in the Balance Sheets – Statutory Basis.  Other investments also include collateral loans, unsecured loans, and low-income housing tax credits carried under the amortized cost method.  Other-than-temporary impairments of $715, $926 and $3,578 were recorded as realized losses during 2013, 2012 and 2011, respectively.  The Company has no investments in joint ventures, partnerships, or limited liability companies that exceed 10% of its admitted assets.

The Company purchases and sells futures contracts to hedge against principal losses on variable annuity contracts with a guaranteed lifetime maximum withdrawal benefit rider attached.  Futures contracts are a standardized contractual agreement to buy or sell a particular financial instrument at a predetermined price in the future.  The gains and losses of futures contracts are derived from the daily movement of the underlying market.  These gains and losses are settled in cash through a daily variation margin.  The Company sells futures contracts on certain equity indices which expire every 90 days.  The Company buys and sells futures contracts on certain treasury notes and bonds, ranging in maturities between 1 and 30 years, with expiration dates of less than 6 months.  The Company purchases and sells futures contracts to hedge volatility risk with expiration dates of less than 6 months.  The Company does not receive cash on the initial purchase or sale of the futures contracts, but will receive or pay cash daily based on the movement of the underlying index or treasury notes.

The Company is required to post collateral to the brokering bank.  To comply with this requirement, the Company usually posts a short-term treasury bill with the bank.  The bank acts as an intermediary to the futures transactions and takes initial margins from both parties to limit the counterparty risk.  The collateral (treasury bill) is recorded as an asset by the Company included in “Bonds” on the Balance Sheets – Statutory Basis and the book/adjusted carrying value of the collateral recorded at December 31, 2013 and 2012 was $19,997 and $27,485, respectively.

Since the futures contracts are not considered an effective hedge, the total variation margin on open contracts is reflected in change in unrealized capital gains (losses) and totaled $(537), $(4,722) and $5,068 for the years ended December 31, 2013, 2012 and 2011, respectively.  The total variation margin on closed futures contracts is reflected in net investment income and totaled $(47,367), $(10,096) and $20,635 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company purchased and sold call options (“Volatility call options”) to hedge volatility risk for variable annuity contracts with a guaranteed lifetime withdrawal benefit rider attached.  Call options are contracts, which give the option purchaser the right, but not the obligation, to buy securities at a specified price during a specified period.  If option volatility increases, the Company will receive cash from or pay cash to the counterparty based on the expiration value.  If option volatility decreases, the Volatility call options will expire without value.

The Company purchases and sells call options (“Index call options”) to hedge insurance contracts whose credited interest is linked to returns in Standard & Poor's 500 Stock Index (Index) based on a formula which applies participation rates to the returns in the Index.  The Company holds call options which expire monthly until December 1, 2014.  The Company paid and received initial fees (the option premium) to enter the option contracts.  The purchased Index call options give the Company the right to receive cash at settlement if the closing Index value is above the strike price, while the written index call options require the Company to pay cash at settlement if the closing Index value is above the strike price.  The Company sells call options to effectively offset the proceeds the Company would receive on its purchased call options that represent a return above the amount that would be credited to insurance contracts electing a capped return in the Index.  These proceeds do not result in income to the Company because the hedged insurance contracts would be credited interest for an equivalent amount.

11

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The Company purchases and sells exchange traded call options (“Exchange traded index call options”) based on multiple equity indices to hedge equity index annuity contracts.  The Company has purchased and written Exchange traded index call options that expire through January 17, 2015. The Company paid and received initial fees (the option premium) to enter the option contracts.  The purchased Exchange traded index call options give the Company the right to receive cash at settlement if the closing index value is above the strike price, while the written Exchange traded index call options require the Company to pay cash at settlement if the closing index value is above the strike price.  If the closing index value is below the strike price, the Exchange traded index call options expire without value.

The Company purchases and sells exchange traded put options (“Equity put options”) based on multiple equity indices to hedge variable annuity contracts with a guaranteed lifetime withdrawal benefit rider attached.  Put options are contracts, which give the option purchaser the right, but not the obligation, to sell securities at a specified price during a specified period.  The Company has purchased and written Equity put options that expire through September 20, 2014. The Company paid and received initial fees (the option premium) to enter the option contracts.  The purchased Equity put options give the Company the right to receive cash at settlement if the closing index value is below the strike price, while the written Equity put options require the Company to pay cash at settlement if the closing index value is below the strike price.  If the closing index value is above the strike price, the Equity put options expire without value.

The Company is exposed to credit-related losses in the event of nonperformance by counter-parties to the options.  To minimize this risk, the Company only enters into private contracts with counter-parties having Standard & Poor's credit ratings of AA- or above or listed contracts guaranteed by the Chicago Board Options Exchange.  The Company is required to post collateral to the brokering bank.  To comply with this requirement, the Company has posted a long-term Agency CMO and a short-term Treasury bill with the bank.  The collateral (Agency CMO and Treasury bill) is recorded in “Bonds” on the Balance Sheets – Statutory Basis as an asset by the Company.  The book/adjusted carrying value of the collateral recorded at December 31, 2013 and 2012 was $11,530 and $2,557, respectively.  The notional amount of the options at December 31, 2013 and 2012 was $(47,690) and $34,543, respectively.

The options are carried at their fair value and are reflected in “Other investments” in the Balance Sheets – Statutory Basis.  Changes in the fair value of expired options are reflected in “Net investment income” and changes in the fair value of open options are reflected in “Change in net unrealized capital gains” in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.  The total gain (loss) from expired options of $(3,593), $531 and $38 were recorded in “Net investment income” for the years ended December 31, 2013, 2012 and 2011, respectively.  Changes in the fair value of open options that do not meet the requirements of an effective hedge are reflected in “Change in net unrealized capital gains” in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis and totaled $6,414, $(3,135), and $269 for the years ended December 31, 2013, 2012, and 2011, respectively.

Investment income consists primarily of interest and dividends.  Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date.  Interest income on loan-backed and structured securities is determined on the effective yield method based on estimated principal repayments.  Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt.  Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is non-admitted.  All other investment income due and accrued with amounts over 90 days past due, excluding policy loans, is non-admitted.  The amount excluded from unassigned surplus was $60, $35 and $34 at December 31, 2013, 2012 and 2011, respectively.

If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  For bond investments other than loan-backed and structured securities, if the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value.  For loan-backed and structured security investments, if the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows. All write downs are recorded as a realized loss.  For unaffiliated common stocks and other investments carried at fair value, unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.

12

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Non-Admitted Assets

In accordance with statutory requirements, certain assets, designated as non-admitted assets, are excluded from the Balance Sheets – Statutory Basis and are charged directly to surplus.  Non-admitted assets consist primarily of a portion of deferred tax assets, a non-admitted receivable from AHC, furniture and equipment, and other assets not specifically identified as an admitted asset within NAIC SAP. Total non-admitted assets were $71,802 and $100,797 at December 31, 2013 and 2012, respectively.

Furniture and Equipment

Electronic data processing (“EDP”) equipment at cost of $16,533 and $13,250, operating software at cost $2,819 and $2,995, and non-operating software at cost of $45,951 and $37,154 are carried at cost less accumulated depreciation at December 31, 2013 and 2012, respectively.  The admitted value of the Company’s EDP and operating and non-operating software is limited to three percent of capital and surplus.  The admitted portion at cost, net of accumulated depreciation of $48,082 and $42,985, was $4,199 and $2,498, respectively and is recorded in “Other admitted assets” in the Balance Sheets – Statutory Basis.  EDP equipment and operating software is depreciated using the straight line method over the lesser of the estimated useful life of the related asset or three years.  Non-operating software is depreciated over the lesser of its estimated useful life or five years.

Other furniture and equipment is depreciated using the straight line method over the estimated useful lives of the assets.  Buildings are generally depreciated over forty years.  Furniture and fixtures are generally depreciated over three to ten years.  Depreciation expense on depreciable assets of $7,069, $5,874 and $7,327 was recorded in “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company did not modify its capitalization policy for the year ended December 31, 2013.

Reserves for Life Policies and Deposit-type Funds

Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for traditional, flexible premium and variable life insurance are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities.  Reserves for fixed annuities are calculated using the Commissioners’ Annuity Reserve Valuation Method (“CARVM”) with appropriate statutory interest and mortality assumptions.  Reserves for variable annuities are calculated in conformance with Actuarial Guideline 43, VA CARVM, reflecting both stochastically generated scenarios and a prescribed standard scenario.  The assumptions used in the stochastic scenarios are Prudent Estimate assumptions.

Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations.  Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Department.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyholders, less withdrawals that represent a return to the policyholder.  For the determination of tabular interest to deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

Reserve for Unpaid Claims

The reserves for unpaid group dental and vision claims are estimated using historic claim lags, and then adjusted upward or downward based on the current level of pending/unprocessed claims relative to the historic level of pending/unprocessed claims during the time period used in generating the claim lag factors.  The reserves for unpaid claims for group dental and vision insurance includes claims in course of settlement and incurred but not reported claims.  Claim adjustment expenses corresponding to the unpaid claims are accounted for by adding an additional load to the reserve for unpaid claims.  To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in operations when additional information becomes known.

13

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Reserves for unpaid individual accident and health contracts claims, the present value of amounts not yet due on claim reserve is a first principles-type calculation based on a seriatim listing of open disability claims.  Termination rates within the first two years from disability are modified based on Company experience.  Termination rates beyond two years are 100% CIDA for policies without lifetime benefits and are less than 100% CIDA for policies with lifetime benefits.  All interest discounting assumptions are based on the appropriate NAIC standard.  The adequacy of these reserves is demonstrated annually using "Follow-up studies" as defined in the Acuarial Standard of Practice No. 5, Section 3.6.  In addition, the present value of future payments relative to all incurred but unreported claims is based on historical study using past monthly earned premiums times the planned loss ratio times the anticipated percent of claims outstanding, and expressed as a percentage times tabular reserves, including a "provision" for litigated claims.

Reserves for unpaid life claims include claims reported and unpaid and claims not yet reported, which is estimated based upon historical experience.  As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.

Dividends to Policyholders

Dividends are provided based on dividend formulas approved by the Board of Directors of the Company in accordance with actuarially determined dividend scales.  Dividends to policyholders are reflected in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis at amounts estimated to be paid or credited to policyholders during the subsequent year on the policy anniversary dates.  A portion of the Company’s business has been issued on a participating basis.  The amount of insurance in force on individual life participating policies was $3,678,957 or 13.3% and $3,083,687 or 13.5% of the individual life policies in force as of December 31, 2013 and 2012, respectively.

Accrued Separate Account Transfers

Accrued separate account transfers primarily consist of the amount of policyholder account values over modified reserves used in the separate account, such as the use of CARVM and CRVM.

Asset Valuation and Interest Maintenance Reserves

The AVR is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company.  The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes.  Changes in the reserve are charged or credited to unassigned surplus.

The IMR is calculated based on the prescribed methods developed by the NAIC.  Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment.  Amortization included in net investment income was $2,544, $2,065 and $1,267 for 2013, 2012 and 2011, respectively.

Recognition of Premium Revenues and Related Costs

Life premiums are recognized as revenue when premiums are due.  Annuity considerations are recognized as income when received.  Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies.  Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Reinsurance

Reinsurance premiums and claims are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premiums, benefits, reserves for life, accident and health policies, and reserves for unpaid claims are reported net of reinsured amounts.

Income Taxes

The Company files a life/non-life consolidated tax return with AMHC and AMHC includible affiliates and is party to a federal income tax allocation agreement.  The Company’s income tax allocation is based upon a written agreement which generally specifies separate income tax return calculations with current credit for net operating losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

14

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The Company is subject to tax-related audits in the normal course of operations.  The Company records a contingency for these tax-related matters when it is more likely than not that a liability has been incurred and the amount of the loss can be reasonably estimated.  The Company reviews its loss contingencies on an ongoing basis to ensure that the Company has appropriate reserves recorded on the Balance Sheets – Statutory Basis.  These reserves are based on judgment made by management with respect to the likely outcome of these matters.  The Company’s judgment could change based on new information, Internal Revenue Service examinations and changes in laws or regulations.  There was no reserve for tax related contingencies at December 31, 2013 and 2012.

The statute of limitations, generally, is closed for the Company through December 31, 2009.  In 2012, the Internal Revenue Service (“IRS”) completed its field examination of AMHC consolidated federal income tax returns for the years 2007-2009.  The Company has accepted the 2007-2009 IRS field examination report.  The Joint Committee on Taxation accepted the 2007-2009 IRS field examination report in March 2013.

Separate Accounts

Separate account assets and liabilities reported in the accompanying financial statements represent funds that are separately administered, principally for variable annuity, variable life and group annuity contracts and for which the contract holders, rather than the Company, bear the investment risk.  Separate account contract holders have no claim against the assets of the general account of the Company.  Investment income and gains and losses from these accounts accrue directly to contract holders and are not included in the accompanying financial statements.

Fair values and changes in fair values of separate account assets generally accrue directly to the contract holders and are not included in the Company’s revenues and expenses or surplus.

Vulnerability due to Certain Concentrations

The Company operates in a business environment which is subject to various risks and uncertainties.  Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes.  Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses.  This legislation may present an increased level of competition for sales of the Company’s products.  Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law.  Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products.  The demand for life insurance products that are used to address a customer’s estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

Accounting Pronouncements

Statement of Statutory Accounting Principles No. 61 – Revised “Life, Deposit-type and Accident and Health Reinsurance” (“SSAP No. 61R”)

In December 2012, the NAIC issued SSAP No. 61R to incorporate the definition and accounting treatment for certified reinsurers.  The revisions to this statement were effective for the reporting periods beginning on or after December 31, 2012.  The adoption of the statement did not have a material impact to the Company’s financial position or results of operations.

Statement of Statutory Accounting Principles No. 103, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SSAP No. 103”)

In March 2012, the NAIC issued SSAP No. 103, which superseded SSAP No. 91R, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  The statement was effective January 1, 2013.  There was no impact on the Company’s financial position or results of operations from adoption of this statement.

Statement of Statutory Accounting Principles No. 102, “Accounting for Pensions, A Replacement of SSAP No. 89” (“SSAP No. 102”)

In March 2012, the NAIC issued SSAP No. 102, which replaced SSAP No. 89 for the accounting and related reporting for pension obligations.  This statement was effective January 1, 2013.  There was no impact on the results of operations from adoption of this statement, however, the Company recorded a $1,701 reduction in unassigned surplus upon adoption.

Statement of Statutory Accounting Principles No. 92, “Accounting for Postretirement Benefits Other than Pensions, a Replacement of SSAP No. 14” (“SSAP No. 92”)

In March 2012, the NAIC issued SSAP No. 92, which superseded SSAP No. 14, “Postretirement Benefits Other Than Pensions”.  The statement was effective January 1, 2013.  The adoption of this statement did not impact the Company’s financial position or results of operations as these obligations are held by AHC.

15

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Accounting Changes and Correction of Errors

On January 1, 2013, the Company adopted Statement of Statutory Accounting Principles No. 102, “Accounting for Pensions, a Replacement of SSAP No. 89” (“SSAP 102”), which replaced SSAP 89 for the accounting and related reporting for pension obligations.   SSAP 102 requires that underfunded defined benefit pension obligations, as determined when the projected benefit obligation exceeds the fair value of plan assets, be recognized as a liability under SSAP No. 5R.  The Company released the additional minimum pension liability of $1,528 and established an unrecognized actuarial loss of $3,228 for a net decrease to unassigned surplus of $1,701 upon adoption.

During 2013, the Company discovered the following errors related to a prior year that resulted in a direct increase in unassigned surplus at December 31, 2013:  (1) valuation reserves were incorrectly coded resulting in an incorrect calculation of $2,378, and (2) incorrect life age on an actuarial table resulting in a valuation reserve calculation error of $2,999.

Additionally, the Company discovered an error in the calculation of accrued interest for one policy form related to loans on insurance contracts of $524 which related to a prior year resulted in a direct decrease in unassigned surplus at December 31, 2013.

During 2012, the Company discovered model errors on certain Actuarial Guideline 43 products.  This error was corrected related to a prior year as a direct decrease to surplus of $8,524.

During 2011, the Company discovered valuation error on certain Actuarial Guideline 38 products which was corrected related to the prior year as a direct decrease to unassigned surplus of $7,985, while an additional error related to prior year was discovered in the incurred but not reported reinsurance process of $1,053 as a direct increase to unassigned surplus.

NOTE 2 - BUSINESS COMBINATIONS AND GOODWILL

Effective December 31, 2012, BNL Financial was dissolved and the net assets of BNL Financial were distributed to the Company.  The Company received assets of $20,069 and liabilities of $322 and recognized dividend income of $253 as of December 31, 2012.  Goodwill in the amount of $15,745 was released to unassigned surplus as a pre-tax unrealized loss with this dissolution.  BNL Assurance was distributed in the transaction for the amount of $19,494.

NOTE 3 – INVESTMENTS

Bonds

The cost or amortized cost and estimated fair value of bonds are summarized as follows at December 31, 2013:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$106,695	$6,240	$(1,189)	$111,746
Special Revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	176,670	5,806	(4,739)	177,737
Hybrid securities	11,934	2,374	-	14,308
Industrial and miscellaneous (unaffiliated)	1,668,706	85,451	(28,970)	1,725,187
Total Bonds	$1,964,005	$99,871	$(34,898)	$2,028,978

16

NOTE 3 – INVESTMENTS, (continued)

The cost or amortized cost and estimated fair value of bonds are summarized as follows at December 31, 2012:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$127,276	$12,896	$-	$140,172
Special Revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	144,105	11,694	(47)	155,752
Hybrid securities	14,376	2,593	-	16,969
Industrial and miscellaneous (unaffiliated)	1,406,733	138,698	(1,579)	1,543,852
Total Bonds	$1,692,490	$165,881	$(1,626)	$1,856,745

The cost or amortized cost and estimated fair value of bonds at December 31, 2013 by contractual maturity are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Fair Value
Due in one year or less	$63,132	$64,393
Due after one year through five years	459,688	503,399
Due after five years through ten years	1,018,969	1,035,802
Due after ten years	365,511	364,460
Bonds with multiple repayment dates	56,705	60,924
Total Bonds	$1,964,005	$2,028,978

Sales of bond investments in 2013, 2012 and 2011 resulted in proceeds of $81,608, $96,234 and $36,883 respectively, on which the Company realized gross gains of $5,444, $10,612 and $3,695, respectively, and gross losses of $20, $669 and $104, respectively.

17

NOTE 3 - INVESTMENTS, (continued)

Realized capital gains (losses) are as follows:

	Years Ended December 31
	2013	2012	2011
Bonds:
Gross realized capital gains on sales	$5,444	$10,612	$3,695
Gross realized capital losses on sales	(20)	(669)	(104)
Net realized capital gains on sales	5,424	9,943	3,591
Other, including impairments and net gain on dispositions
other than sales	1,170	(51)	(2,969)
Total bonds	6,594	9,892	622
Preferred stocks	-	388	-
Common stocks	17,041	3,616	6,097
Mortgage loans	(716)	(340)	-
Real estate	2,529	2,189	2,786
Other investments	(2,443)	(149)	(3,067)
Realized capital gains before federal income taxes
and transfer to IMR	23,005	15,596	6,438
Realized capital gains transferred to IMR	6,439	9,351	3,449
Federal income tax expense	7,303	7,960	3,985
Net realized capital gains (losses)	$9,263	$(1,715)	$(996)

The Company has entered into an agreement with the Federal Home Loan Bank (FHLB) of Topeka to enhance investment yields through investment spread strategies and to provide for liquidity needs, if a future need for immediate liquidity arises.  The agreement provides for advances (lines of credit) up to $100,000 to the Company in return for the purchase of asset-based membership stock equal to 0.1% of assets, with a $500 maximum, plus an additional activity-based stock purchase equal to 5% of the advances less the amount of the asset-based membership stock held.  As of December 31, 2013 and 2012 the Company owned $4,574 of FHLB stock.  The Company had no outstanding balance related to the lines of credit at December 31, 2013 or 2012.

As of December 31, 2013 and 2012, the Company had issued $100,000 of funding agreements with the FHLB.  There is $128,187 and $157,859   of bonds pledged as collateral at December 31, 2013 and 2012, respectively, as a result of this agreement.  The assets and reserves related to the funding agreements are reported in the general account as the Company’s strategy is to increase investment income to the general account from the investment spread strategy.  The related reserves are reported in deposit-type funds of $100,025 and $100,032   on the Balance Sheets – Statutory Basis as of December 31, 2013 and 2012, respectively.

18

NOTE 3 - INVESTMENTS, (continued)

Restricted Assets

A detailed summary of restricted assets (including pledged assets) primarily bonds and common stock at cost or amortized cost as of December 31, 2013 is as follows:

	Gross Restricted				Percentage
Restricted Asset Category	Total Current Year	Total Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Additional Restricted to Total Admitted Assets
Letter stock or securities
restricted as to sale	$4,574	$4,574	$-	$4,574	0.049%	0.050%
On deposit with states	7,272	7,253	19	7,272	0.079%	0.079%
Pledged as collateral not
captured in other categories:
Derivatives	31,527	30,042	1,485	31,527	0.340%	0.343%
FHLB	128,187	157,859	(29,672)	128,187	1.384%	1.395%
Total Restricted Assets	$171,560	$199,728	$(28,168)	$171,560	1.853%	1.867%

An aging of unrealized losses on the Company’s investments in bonds and unaffiliated common stocks were as follows:

	December 31, 2013
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$13,942	$(1,189)	$-	$-	$13,942	$(1,189)
Special Revenue and special
assessment obligations and all non-
guaranteed obligations of agencies
and authorities of governments and
their political subdivisions	75,996	(4,508)	1,965	(231)	77,961	(4,739)
Industrial and miscellaneous
(unaffiliated)	574,301	(27,977)	9,986	(993)	584,287	(28,970)
Total Bonds	664,239	(33,674)	11,951	(1,224)	676,190	(34,898)
Common Stocks	9,769	(267)	1,677	(213)	11,446	(480)
Total	$674,008	$(33,941)	$13,628	$(1,437)	$687,636	$(35,378)

19

NOTE 3 - INVESTMENTS, (continued)

	December 31, 2012
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$-	$-	$7	$-	$7	$-
Special Revenue and special
assessment obligations and all non-
guaranteed obligations of agencies
and authorities of governments and
their political subdivisions	6,370	(47)	11	-	6,381	(47)
Industrial and miscellaneous
(unaffiliated)	57,057	(1,282)	11,631	(297)	68,688	(1,579)
Total Bonds	63,427	(1,329)	11,649	(297)	75,076	(1,626)
Common Stocks	20,467	(1,505)	11,029	(780)	31,496	(2,285)
Total	$83,894	$(2,834)	$22,678	$(1,077)	$106,572	$(3,911)

The unrealized losses related to bonds in 2013 and 2012 reported above were primarily due to interest rate impacts, however also included credit-related considerations for certain bonds.  The Company considers various factors when considering if a decline is other-than-temporary, including the length of time and size of the unrealized loss, deterioration in ratings, industry conditions or factors related to a geographic area that are negatively affecting a security, violation of loan covenants, overall financial condition of the issuer and the Company’s intention and ability to sell or hold the security until maturity or recovery.  Upon review of these factors, the Company determined that such declines were temporary in nature.  Therefore, the Company does not believe the unrealized losses on investments represent an other-than-temporary impairment as of December 31, 2013 and 2012.

The Company considers various factors when considering if a decline in the fair value of a preferred stock and common stock security is other-than-temporary, including but not limited to, the length of time and magnitude of the unrealized loss; the volatility of the investment; analyst recommendations and price targets; opinions of the Company’s investment managers; market liquidity; and the Company’s intentions to sell or ability to hold the investments until recovery  Based on an evaluation of these factors, during 2013, the Company recorded realized losses for other-than-temporary impairments on unaffiliated common stocks of $143.  During 2012 and 2011, the Company recorded no other-than-temporary impairments as additional realized losses in unaffiliated preferred stocks and common stocks.

The Company’s bond and short-term investment portfolios are predominantly comprised of investment grade securities.  At December 31, 2013 and 2012, bonds totaling $58,159 and $65,876, respectively, (2.8% and 3.7%, respectively, of the total bond and short-term portfolios) are considered “below investment grade”.  Securities are classified as “below investment grade” by utilizing rating criteria established by the NAIC.  During 2013, 2012 and 2011, the Company recorded realized losses for other-than-temporary impairments on bonds of $143, $568 and $3,203, respectively.

The Company has exposure to subprime mortgage loans within its total investments in loan-backed and structured securities.  The Company manages its exposure to subprime mortgage loans in several ways.  First, the Company monitors its exposure level to loan-backed and structured securities against defined restrictions prescribed by its Investment Policy.  Restrictions include exposure at the aggregate level to loan-backed and structured securities along with exposure to ratings classes and subsectors. Also, the Company continually tracks subprime loan-backed and structured securities for factors including credit performance, rating agency actions, prepayment trends and de-levering. Loans with trends that may indicate underperformance are monitored closely for any further deterioration that may result in action by the Company.

As of December 31, 2013 and 2012, the Company's total investment in non-agency residential loan-backed and structured securities represents securities with an adjusted cost basis of $18,445 and $1,703 and a fair value of $18,771 and $2,093, respectively.  Additionally, as of December 31, 2013 and 2012, the Company’s exposure related to subprime loan-backed and structured securities represents securities with a carrying value of $6,746 and $847 and a fair value of $6,672 and $888, respectively.

20

NOTE 3 - INVESTMENTS, (continued)

A summary of loan-backed and structured security investments with recognized other-than-temporary impairments in 2013 is as follows:

	Amortized Cost Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
March 31, 2013
Present value of cash flows	$-	$-	$-	$-
June 30, 2013
Present value of cash flows	$-	$-	$-	$-
September 30, 2013
Present value of cash flows	$-	$-	$-	$-
December 31, 2013
Present value of cash flows	$529	$-	$143	$143

A detail summary of the loan-backed and structured security investments with recognized other-than-temporary impairments listed above is as follows:

December 31, 2013
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
94985EAD3	$529	$386	$143	$386	$143
Total	$529	$386	$143	$386	$143

A summary of loan-backed and structured security investments with recognized other-than-temporary impairments in 2012 is as follows:

	Amortized Cost Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
March 31, 2012
Present value of cash flows	$-	$-	$-	$-
June 30, 2012
Present value of cash flows	$788	$-	$429	$424
September 30, 2012
Present value of cash flows	$-	$-	$-	$-
December 31, 2012
Present value of cash flows	$-	$-	$-	$-

A detail summary of the loan-backed and structured security investments with recognized other-than-temporary impairments listed above is as follows:

June 30, 2012
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
05949CKB1	$564	$280	$284	$280	$340
05953YCF6	224	79	145	79	84
Total	$788	$359	$429	$359	$424

21

NOTE 3 - INVESTMENTS, (continued)

A summary of loan-backed and structured security investments with unrealized losses for which an other-than-temporary impairment has not been recognized is as follows:

December 31, 2013
	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses

Structured securities	$149,351	$143,409	$(5,942)	$2,195	$1,965	$(230)

December 31, 2012
	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses

Structured securities	$6,417	$6,370	$(47)	$551	$514	$(37)

Mortgage Loans and Real Estate

The mortgage loan portfolio by geographic region and property type is as follows:

	December 31, 2013		December 31, 2012
	Carrying Amount	Percent of Carrying Amount	Carrying Amount	Percent of Carrying Amount
Region
New England and Mid Atlantic	$30,782	5.7%	$30,911	5.4%
South Atlantic	179,640	33.1	193,603	34.0
North Central	142,977	26.3	151,740	26.6
South Central	66,123	12.2	67,068	11.8
Mountain	63,282	11.6	59,579	10.5
Pacific	60,262	11.1	66,595	11.7
Total	$543,066	100.0%	$569,496	100.0%

Property Type
Apartment and residential	$144,838	26.7%	$158,376	27.8%
Warehouses and industrial	162,508	29.9	159,466	28.1
Retail and shopping center	71,340	13.1	74,670	13.1
Office	139,284	25.7	150,000	26.3
Other	25,096	4.6	26,984	4.7
Total	$543,066	100.0%	$569,496	100.0%

22

NOTE 3 - INVESTMENTS, (continued)

For the mortgage loans held by the Company, debt service coverage ratio (“DSCR”) is considered a key credit quality indicator for loans that are income dependent while loan to value and borrower financial strength are considered key credit quality indicators for borrower-occupied loans.  Debt service coverage ratios compare a property’s net operating income to the borrower’s principal and interest payments.  Loan to value and debt service coverage ratios are updated annually or as warranted by economic conditions or impairment considerations.  Residential mortgage loans which are delinquent as to principal and interest 90 days or more are classified as nonperforming loans.

Debt service coverage ratios for income dependent mortgage loans on commercial real estate are summarized as follows:

	December 31
	2013	2012
DSCR Distribution
Below 1.0	$36,260	$33,489
1.0 - 1.2	68,696	73,348
1.2 - 1.8	219,305	216,022
Greater than 1.8	97,188	102,086
Total	$421,449	$424,945

Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable future, the decrease in cash flows is considered temporary, or there are other risk mitigating factors.

Loan to value for borrower-occupied commercial real estate mortgage loans is summarized as follows:

	December 31
	2013	2012
Loan to Value
Below 60%	$4,277	$13,785
60-75%	1,290	-
Total	$5,567	$13,785

The key credit quality indicators for residential mortgage loans are based on payment activity as follows:

	December 31, 2013
	Residential First Mortgages	Second Trusts	Total
Performing	$95,849	$12,762	$108,611
Non-performing	7,399	40	7,439
Total	$103,248	$12,802	$116,050

	December 31, 2012
	Residential First Mortgages	Second Trusts	Total
Performing	$98,248	$18,122	$116,370
Non-performing	14,396	-	14,396
Total	$112,644	$18,122	$130,766

23

NOTE 3 - INVESTMENTS, (continued)

An aging analysis of the loans held by the Company is summarized as follows:

	December 31, 2013
	Residential	Commercial	Total
Recorded investment (all)
Current	$106,744	$423,506	$530,250
30-59 days past due	1,797	-	1,797
60-89 days past due	70	-	70
90-179 days past due	1,503	-	1,503
180+ days past due	5,936	3,510	9,446
Accruing interest 90-179 days past due
Recorded investment	-	-	-
Interest accrued	-	-	-
Interest reduced
Recorded investment	2,138	3,745	5,883
Number of loans	5	2	7
Percent reduced	0.53%	4.00%	4.53%

	December 31, 2012
	Residential	Commercial	Total
Recorded investment (all)
Current	$113,768	$427,101	$540,869
30-59 days past due	980	5,596	6,576
60-89 days past due	1,622	2,273	3,895
90-179 days past due	4,154	3,760	7,914
180+ days past due	10,242	-	10,242
Accruing interest 90-179 days past due
Recorded investment	-	3,760	3,760
Interest accrued	-	122	122
Interest reduced
Recorded investment	-	-	-
Number of loans	-	-	-
Percent reduced	-%	-%	-%

At December 31, 2013, the average size of an individual commercial mortgage loan was $1,729.  The average size of an individual residential mortgage loan was $228.  For commercial mortgage loans, the Company’s policy is to obtain a first mortgage lien and to require a loan to value ratio of 75% or less at acquisition.  The Company's policy for commercial loans is to recognize due and accrued interest income on impaired loans if deemed collectible.  However, the due and accrued interest income deemed collectible on impaired loans over 180 days past due is non-admitted.  For residential loans, the Company recognizes due and accrued interest income on impaired loans if under 90 days delinquent.  Loans 90 days past due or greater will be placed on non-accrual status and all previously accrued interest will be reversed.  The Company had mortgage reserves (the mortgage component of the AVR) of $6,471 and $18,347 at December 31, 2013 and 2012, respectively.  As of December 31, 2013, the maximum and minimum rates of interest in the Company’s mortgage loan portfolio were 8.63% and 4.00% for commercial mortgage loans and 10.50% and 2.00% for residential mortgage loans.

24

NOTE 3 - INVESTMENTS, (continued)

In 2013, the Company issued 29 new commercial loans at the maximum and minimum rates of interest of 7.50% and 4.35% totaling $47,047.  The Company also acquired 7 residential mortgage loans at the maximum and minimum rates of interest of 5.625% and 2.00% totaling $2,452.  Fire insurance is carried on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

At December 31, 2013 and 2012, the Company held no mortgage loans that were converted to loans that require payments of principal or interest be made based upon the cash flows generated by the property serving as collateral for the loans or that have a diminutive payment requirement.

Commercial and residential mortgage loans are evaluated individually for impairment.  The Company had impairments of $475 and $340 for commercial mortgage loans during 2013 and 2012, respectively.  The Company had impairments of $959 and $0 for residential mortgage loans during 2013 and 2012, respectively.

The investment in impaired loans with or without credit losses are as follows:

	December 31, 2013
	Residential	Commercial	Total
No allowance for credit losses	$8,784	$7,255	$16,039

	December 31, 2012
	Residential	Commercial	Total
No allowance for credit losses	$-	$3,797	$3,797

A summary of information pertaining to impaired loans is as follows:

	December 31, 2013
	Residential	Commercial	Total

Average recorded investment	$11,121	$5,164	$16,285
Interest income recognized	143	346	489
Recorded investments on nonaccrual status	7,439	3,510	10,949
Amount of interest income recognized using the cash basis method
of accounting	132	372	504

	December 31, 2012
	Residential	Commercial	Total

Average recorded investment	$39	$3,823	$3,862
Interest income recognized	-	282	282
Recorded investments on nonaccrual status	14,396	-	14,396
Amount of interest income recognized using the cash basis method
of accounting	-	282	282

25

NOTE 3 - INVESTMENTS, (continued)

Real estate consists of home office property, commercial and residential property held for the production of income and commercial property held for sale.  The two commercial properties classified as held for sale are located in Seminole, FL and Lincoln, NE and have carry values of $3,760 and $769, respectively.  Accumulated depreciation for real estate was $44,911 and $42,600 as of December 31, 2013 and 2012, respectively.  The Company recorded $177, $0 and $0 in impairment losses on residential real estate for the years ended December 31, 2013, 2012 and 2011, respectively.

Net Investment Income

Major categories of net investment income by class of investment are summarized below.

	Years Ended December 31
	2013	2012	2011
Income:
Bonds	$87,622	$87,065	$90,083
Preferred stocks	454	682	823
Common stocks	68,993	16,855	14,380
Mortgage loans	31,252	26,302	25,871
Real estate *	13,485	14,106	15,128
Loans on insurance contracts	5,695	6,148	5,606
Short-term investments	28	98	46
Derivatives	(50,960)	(9,566)	20,674
Other investments	8,872	11,764	8,348
Amortization of interest maintenance reserve	2,544	2,065	1,267
Gross investment income	167,985	155,519	182,226
Expenses:
Depreciation	3,331	3,543	3,435
Other	24,332	21,351	16,386
Total investment expenses	27,663	24,894	19,821
Net investment income	$140,322	$130,625	$162,405

* Includes amounts for the occupancy of company-owned property of $5,029, $4,929 and $5,141 in 2013, 2012, and 2011, respectively.

Fair Value Measurements

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stocks when carried at the lower of cost or market.  The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing).  In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price.  These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models.  Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company’s financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by Fair Value Measurements as defined under SSAP No. 100.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3).  An asset’s classification is based on the lowest level input that is significant to its measurement.  For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).  The levels of the fair value hierarchy are as follows:

26

NOTE 3 - INVESTMENTS, (continued)

Level 1 – Values are unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 – Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset at the reporting date.

The following table provides information as of December 31, 2013 about the Company’s financial assets measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value
Common stock
Industrial and miscellaneous	$258,736	$-	$-	$258,736
Parent, subsidiaries and affiliates	3,049	-	-	3,049
Total common stocks	261,785	-	-	261,785
Derivative assets
Index call options	2,799	5,271	-	8,070
Volatility call options	-	-	-	-
Equity put options	352	-	-	352
Total derivatives	3,151	5,271	-	8,422
Separate account assets	4,950,439	-	-	4,950,439
Total assets at fair value	$5,215,375	$5,271	$-	$5,220,646

The following table provides information as of December 31, 2012 about the Company’s financial assets measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value
Common stock
Industrial and miscellaneous	$212,440	$-	$-	$212,440
Parent, subsidiaries and affiliates	2,191	-	-	2,191
Total common stocks	214,631	-	-	214,631
Derivative assets
Index call options	911	1,560	-	2,471
Volatility call options	279	-	-	279
Equity put options	1,465	-	-	1,465
Total derivatives	2,655	1,560	-	4,215
Separate account assets	4,221,921	-	-	4,221,921
Total assets at fair value	$4,439,207	$1,560	$-	$4,440,767

The valuation techniques used to measure the fair values by type of investment in the above table are as follows:

Level 1 – Financial Assets

These assets include actively-traded exchange-listed common stocks, mutual funds, call options and put options.  Unadjusted quoted prices for these securities are provided to the Company by independent pricing services.  Separate account assets in Level 1 include actively-traded institutional and retail mutual fund investments where fair value represents net asset values received from fund managers who stand ready to transact at the quoted values.

27

NOTE 3 - INVESTMENTS, (continued)

Level 2 – Financial Assets

At December 31, 2013 and 2012, there were no financial assets measured at fair value at Level 2, with the exception of exchange traded index call options.  The Company used broker quotes for the monthly valuation of index call options.  The broker quotes use the S&P Dividend Yield and Implied Volatility inputs in the Black Scholes Model that is tailored to the remaining term of each call option.  In addition, the Company corroborates the broker quotes to Bloomberg and to actual trades.  As the Company process corroborates the broker quotes to the market, index call options are classified as Level 2.

Level 3 - Financial Assets

At December 31, 2013 and 2012, there were no financial assets measured at fair value at Level 3.

The following table summarizes changes to our financial instruments for the year-end December 31, 2012 carried at fair value for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

	Beginning balance at 1/1/2012	Transfers into Level 3	Transfer out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus	Settlements	Ending balance at 12/31/2012
Assets:
Bonds
Industrial and miscellaneous	$26	$-	$(23)	$11	$(14)	$-	$-
Other investments	410	-	(175)	-	(235)	-	-
Total Assets	$436	$-	$(198)	$11	$(249)	$-	$-

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads.  Transfers between level categorizations may also occur due to changes in the valuation source.  Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.  There were no transfers between Level 1 and 2 during 2013 or 2012.

The tables below reflect the fair values and book/adjusted carrying values of all admitted assets and liabilities that are financial instruments excluding those accounted for under the equity method.  The Company had no financial instruments that were determined it was not practicable to calculate a carrying value.   The fair values are also categorized into the three-level fair value hierarchy as described above.

As of December 31, 2013:

	Fair Value	Book /Adjusted Carrying Value	Level 1	Level 2	Level 3
Assets:
Bonds	$2,028,978	$1,964,005	$-	$1,672,697	$356,281
Preferred stocks	5,490	5,194	-	3,943	1,547
Common stocks	266,359	266,359	261,785	4,574	-
Mortgage loans	565,914	543,066	-	-	565,914
Cash, cash equivalents and short-term
investments	88,419	88,419	88,419	-	-
Loans on insurance contracts	107,047	104,476	-	-	107,047
Other investments	11,674	11,571	3,151	5,271	3,252
Investment income due and accrued	24,444	24,444	24,444	-	-
Separate account assets	4,950,588	4,950,588	4,950,588	-	-
Total financial assets	$8,048,913	$7,958,122	$5,328,387	$1,686,485	$1,034,041

Liabilities:
Deposit-type funds	$215,770	$216,463	$-	$-	$215,770
Separate account liabilities	4,950,588	4,950,588	4,950,588	-	-
Total financial liabilities	$5,166,358	$5,167,051	$4,950,588	$-	$215,770

28

NOTE 3 - INVESTMENTS, (continued)

As of December 31, 2012:

	Fair Value	Book /Adjusted Carrying Value	Level 1	Level 2	Level 3
Assets:
Bonds	$1,856,745	$1,692,490	$-	$1,557,682	$299,063
Preferred stocks	8,750	8,039	-	6,593	2,157
Common stocks	219,205	219,205	214,632	4,573	-
Mortgage loans	602,132	569,496	-	-	602,132
Cash, cash equivalents and short-term
investments	76,332	76,332	76,332	-	-
Loans on insurance contracts	110,963	97,236	-	-	110,963
Other investments	7,823	7,578	2,655	1,560	3,608
Investment income due and accrued	24,300	24,300	24,300	-	-
Separate account assets	4,222,023	4,222,023	4,222,023	-	-
Total financial assets	$7,128,273	$6,916,699	$4,539,942	$1,570,408	$1,017,923

Liabilities:
Deposit-type funds	$210,770	$210,599	$-	$-	$210,770
Separate account liabilities	4,222,023	4,222,023	4,222,023	-	-
Total financial liabilities	$4,432,793	$4,432,622	$4,222,023	$-	$210,770

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Bonds and Preferred Stocks:  The fair values for bonds and preferred stocks are based on quoted market prices, where available.  For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.  The fair values of loan-backed and structured securities are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Affiliated preferred stocks are carried at cost. Bonds and preferred stocks priced based on observable market information are assigned to Level 2.  Bonds and preferred stocks priced based on uncorroborated broker quotes, unobservable market inputs or internal valuations are assigned to Level 3.

Common Stocks:  For publicly traded securities and affiliated mutual funds, fair value is obtained from independent pricing services or fund managers and are assigned to Level 1 as the fair values are based on quoted prices in active markets for identical securities.  For stock in FHLB carrying amount approximates fair value and as such are assigned to Level 2.  Stocks in affiliates carried on the equity method are not included as part of the fair value disclosure.

Mortgage Loans:  The fair values of commercial mortgage loans are estimated using discounted cash flow calculations which are based on interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments.  The fair value of residential mortgage loans was determined based on a discounted cash flow methodology performed by a third party.  The discounted cash flow methodology incorporated historical performance, borrower, collateral and underwriting characteristics and broader macroeconomic factors.

Cash, Cash Equivalents and Short-term Investments, and Investment Income Due and Accrued: The carrying amounts for these instruments approximate their fair values due to the short maturity of these investments.

29

NOTE 3 - INVESTMENTS, (continued)

Other Investments:  Exchange traded index call options, volatility call options and equity put options are classified as Level 1 since the valuations are based on quoted net asset values in active markets for identical securities.  Over-the-counter index call options where the primary inputs to valuations include broker quotes use the S&P Dividend Yield and Implied Volatility inputs in the Black Scholes Model that is tailored to the remaining term of each call option.  In addition, the Company corroborates the broker quotes to Bloomberg and to actual trades and as such are assigned to Level 2.  The fair value for  other investments assigned to Level 3 based on quoted market prices where available or are internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.  Other investments carried on the equity method are not included as part of the fair value disclosure.

Loans on Insurance Contracts:  The fair values for loans on insurance contracts are estimated using discounted cash flow analysis at interest rates currently offered for similar loans.  Loans on insurance contracts with similar characteristics are aggregated for purposes of the calculations.

Deposit-Type Funds:  Deposit-type funds are valued using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Separate Account Assets and Liabilities:  The fair values of separate account assets are based upon net asset values provided by the fund managers.  Separate account liabilities are carried at the fair value of the underlying assets.

NOTE 4 - INCOME TAXES

The application of SSAP No. 101 requires a company to evaluate the recoverability of gross deferred tax assets and to establish a valuation allowance if necessary to reduce the gross deferred tax asset to an amount which is more likely than not to be realized ("adjusted gross deferred tax asset").  Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance.  In evaluating the need for a valuation allowance the Company considers many factors including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversals; (4) taxable income in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be utilized: (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

Based on an evaluation of the above factors, management believes it more likely than not that the adjusted gross deferred tax assets will be realized.

The components of the net deferred tax asset/(liability) as of December 31, 2013 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$100,300	$4,821	$105,121
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	100,300	4,821	105,121
Deferred tax assets non-admitted	20,140	-	20,140
Subtotal net admitted deferred tax assets	80,160	4,821	84,981
Deferred tax liabilities	(13,874)	(34,552)	(48,426)
Net admitted deferred tax assets/(net deferred tax liability)	$66,286	$(29,731)	$36,555

30

NOTE 4 - INCOME TAXES (continued)

The amount of admitted adjusted gross deferred tax assets under each component of SSAP No. 101 as of December 31, 2013 is:

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$-	$-	$-
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$36,555	$-	$36,555
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$36,555	$-	$36,555
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$219,156
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$43,605	$4,821	$48,426
Deferred tax assets admitted as the result of application
of SSAP No. 101	$80,160	$4,821	$84,981

The components of the net deferred tax asset/(liability) as of December 31, 2012 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$100,715	$7,350	$108,065
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	100,715	7,350	108,065
Deferred tax assets non-admitted	42,073	-	42,073
Subtotal net admitted deferred tax assets	58,642	7,350	65,992
Deferred tax liabilities	(10,564)	(17,930)	(28,494)
Net admitted deferred tax assets/(net deferred tax liability)	$48,078	$(10,580)	$37,498

The amount of admitted adjusted gross deferred tax assets under each component of SSAP No. 101 as of December 31, 2012 is:

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$22,193	$3,720	$25,913
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$11,585	$-	$11,585
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$11,585	$-	$11,585
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$188,763
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$24,864	$3,630	$28,494
Deferred tax assets admitted as the result of application
of SSAP No. 101	$58,642	$7,350	$65,992

31

NOTE 4 - INCOME TAXES (continued)

The changes in the components of the net deferred tax asset/(liability) from December 31, 2012 to December 31, 2013 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$(415)	$(2,529)	$(2,944)
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	(415)	(2,529)	(2,944)
Deferred tax assets non-admitted	(21,933)	-	(21,933)
Subtotal net admitted deferred tax assets	21,518	(2,529)	18,989
Deferred tax liabilities	(3,310)	(16,622)	(19,932)
Net admitted deferred tax assets/(net deferred tax liability)	$18,208	$(19,151)	$(943)

The changes of the amount of admitted adjusted gross deferred tax assets under each component of SSAP No. 101 from December 31, 2012 to December 31, 2013 were as follows:

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$(22,193)	$(3,720)	$(25,913)
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$24,970	$-	$24,970
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$24,970	$-	$24,970
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$30,393
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$18,741	$1,191	$19,932
Deferred tax assets admitted as the result of application
of SSAP No. 101	$21,518	$(2,529)	$18,989

The Company used the following amounts in determining the DTA admissibility:

	2013	2012
Ratio percentage used to determine recovery period and
threshold limitation above [Ex DTA ACL RBC ratio]	1,208%	987%
Amount of adjusted capital and surplus used to determine
recovery period and threshold limitation above	$1,461,042	$1,258,420

There was no tax planning strategies utilized as of December 31, 2013, while tax planning strategies were utilized during 2012, there was no impact as of December 31, 2012.

	December 31, 2012
	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets by tax character as a percentage.
Adjusted gross DTAs amount from above	$100,715	$7,350
Net admitted adjusted gross DTAs amount from above	$58,642	$7,350

32

NOTE 4 - INCOME TAXES, (continued)

The provision for incurred federal income taxes on earnings are:

	Years ended December 31
	2013	2012	2011
Federal	$(17,049)	$(3,926)	$19,605
Foreign	-	-	-
Subtotal	(17,049)	(3,926)	19,605
Federal income tax on net capital gains	9,556	11,232	5,192
Other	(16)	(354)	(1,212)
Federal and foreign income tax incurred	$(7,509)	$6,952	$23,585

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	December 31			Change	Change
	2013	2012	2011	from 2012	from 2011
Deferred tax assets:
Ordinary
Discounting of unpaid losses	$124	$150	$172	$(26)	$(22)
Unearned premium reserve	434	439	385	(5)	54
Policyholder reserves	19,399	25,989	14,564	(6,590)	11,425
Deferred acquisition costs	24,991	21,384	18,535	3,607	2,849
Policyholder dividends accrual	2,987	2,964	2,953	23	11
Fixed assets	60	63	56	(3)	7
Compensation and benefits accrual	23,922	20,418	18,248	3,504	2,170
Receivables - non-admitted	18,081	20,554	17,406	(2,473)	3,148
Net operating loss carry-forward	45	45	-	-	45
Other (including items <5% of total
ordinary tax assets)	10,257	8,709	7,258	1,548	1,451
Subtotal	100,300	100,715	79,577	(415)	21,138
Statutory valuation allowance adjustment	-	-	-	-	-
Non-admitted deferred tax assets	20,140	42,073	36,564	(21,933)	5,509
Admitted ordinary deferred tax assets	$80,160	$58,642	$43,013	$21,518	$15,629

Capital
Investments	$580	$4,507	$1,609	$(3,927)	$2,898
Real Estate	2,624	2,256	2,239	368	17
Other (including items <5% of total
ordinary tax assets)	1,617	587	712	1,030	(125)
Subtotal	4,821	7,350	4,560	(2,529)	2,790
Statutory valuation allowance adjustment	-	-	-	-	-
Non-admitted	-	-	-	-	-
Admitted capital deferred tax assets	4,821	7,350	4,560	(2,529)	2,790
Admitted deferred tax assets	$84,981	$65,992	$47,573	$18,989	$18,419

33

NOTE 4 - INCOME TAXES, (continued)

	December 31			Change	Change
	2013	2012	2011	from 2012	from 2011
Deferred tax liabilities:
Ordinary
Investments	$1,396	$1,409	$1,498	$(13)	$(89)
Fixed assets	6,538	5,022	4,598	1,516	424
Policyholder reserves	1,938	111	148	1,827	(37)
Unearned commissions	3,690	3,749	1,977	(59)	1,772
Other (including items <5% of total
ordinary tax liabilities)	312	273	272	39	1
Subtotal	$13,874	$10,564	$8,493	$3,310	$2,071

Capital
Investments	$34,329	$17,598	$11,089	$16,731	$6,509
Real estate	223	332	417	(109)	(85)
Subtotal	$34,552	$17,930	$11,506	$16,622	$6,424

Deferred tax liabilities	$48,426	$28,494	$19,999	$19,932	$8,495

Net deferred tax assets	$36,555	$37,498	$27,574	$(943)	$9,924

The change in the net admitted deferred tax asset was $18,989, $5,280 and $4,157 for the years ended December 31, 2013, 2012 and 2011, respectively.  The change in non-admitted deferred tax assets of $(21,933), $5,509 and $18,520 was included in “Change in non-admitted assets” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2013, 2012 and 2011, respectively.

The change in net deferred income taxes as of December 31 are as follows:

	2013	2012	Change
Total gross deferred tax assets	$105,121	$108,065	$(2,944)
Total deferred tax liabilities	48,426	28,494	19,932
Net deferred tax asset	$56,695	$79,571	(22,876)
Tax effect of change in unrealized gains and pension liability			16,986
Change in net deferred income tax			$(5,890)

	2012	2011	Change
Total gross deferred tax assets	$108,065	$84,137	$23,928
Total deferred tax liabilities	28,494	19,999	8,495
Net deferred tax asset	$79,571	$64,138	15,433
Tax effect of change in unrealized gains			3,243
Adjust due to BNL Financial dissolution			(45)
Change in net deferred income tax			$18,631

	2011	2010	Change
Total gross deferred tax assets	$84,137	$65,464	$18,673
Total deferred tax liabilities	19,999	24,003	(4,004)
Net deferred tax asset	$64,138	$41,461	22,677
Tax effect of change in unrealized losses			(4,355)
Change in net deferred income tax			$18,322

34

NOTE 4 - INCOME TAXES, (continued)

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes.  The significant items causing this difference as of December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Net gain (loss) from operations before income taxes	$38,620	$(2,537)	$45,576
Net realized capital gains before income taxes	23,005	15,596	6,438
Prior year reserve errors	4,853	(8,524)	(7,985)
Prior year IBNR error	-	-	(1,053)
Change in pension liability	-	(1,167)	(1,183)
Change in unauthorized reinsurance	20	(20)	-
Total pre-tax statutory income	66,498	3,348	41,793
Change in non-admitted assets	7,063	(8,991)	(2,258)
IMR amortization	(2,544)	(2,065)	(1,267)
Tax-exempt income	(11,407)	(9,818)	(10,988)
Investment in subsidiary	(826)	(2,888)	-
Dividend from affiliate	(64,497)	(12,176)	(10,611)
IRS examination	-	1,111	-
Non-deductible expense	2,379	2,310	1,598
Other	(582)	(38)	-
Subtotal	(3,916)	(29,207)	18,267
Statutory tax rate	0.35	0.35	0.35
Subtotal	(1,371)	(10,222)	6,393
Change in federal income tax reserve	-	(416)	12
Tax credits	(248)	(1,041)	(1,142)
Total statutory income taxes	$(1,619)	$(11,679)	$5,263

Federal and foreign income tax incurred	$(7,509)	$6,952	$23,585
Change in deferred income tax	5,890	(18,631)	(18,322)
Total statutory income taxes	$(1,619)	$(11,679)	$5,263

At December 31, 2013, the Company has a net operating loss carryover, as a result of BNL Financial Corporation dissolution, of $128 that will expire in 2026.

The amount of federal income taxes incurred in the current year and each of the two preceding years, which is available for recoupment in the event of future losses is $0.

There were no deposits admitted under IRC Section 6033.

The Company joins in a consolidated federal income tax return filed by AMHC. The other members of the affiliated group joining in the AMHC consolidated return are as follows:

Ameritas Holding Company	PRBA, Inc.
Ameritas Investment Partners, Inc.	PRB Administrators, Inc.
Ameritas Mortgage Funding, Inc.	Acacia Federal Savings Bank
Ameritas Life Insurance Corp.	Calvert Investments, Inc.
Acacia Life Insurance Company	Calvert Investment Management, Inc.
Ameritas Investment Corp.	Calvert Investment Administrative Services, Inc.
Ameritas Life Insurance Corp. of New York	Calvert Investment Distributors, Inc.
The Union Central Life Insurance Company	Calvert Investment Services, Inc.

35

NOTE 4 - INCOME TAXES, (continued)

The Company’s income tax allocation is based upon a written agreement which generally specifies separate return calculation with current credit for net operating losses, net capital losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within the twelve months of the reporting date.

NOTE 5 - INFORMATION CONCERNING PARENT, SUBSIDIARIES, AFFILIATES AND RELATED PARTIES

As a result of significant business assumed by Ameritas-NY from Union Central through a series of reinsurance transactions, New York Department of Financial Services (“NY-DFS”) required that the Company commit to maintaining a certain level of surplus for Ameritas-NY at December 31, 2013, with any shortfall eliminated by March 31, 2014.  The surplus of Ameritas-NY exceeded the amount committed to at December 31, 2013.

Effective October 31, 2013, the Company sold its shares of AFSB to Stifel Bank & Trust for $9,072, less estimated selling cost of ($42), net of 2012 accrual reversals, and recognized a pre-tax capital gain on the sale of $2,120 with a federal income tax benefit of $2,412.  The net after tax impact of this sale transaction of $4,532 is reflected in net realized capital gains (losses) on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

An in-kind dividend distribution of residential mortgage loans with a fair value of $2,169 was received from AFSB immediately prior to the sale. This distribution was reflected as a reduction to the Company’s carrying amount in the Balance Sheets – Statutory Basis due to the distribution being in excess of AFSB’s undistributed accumulated earnings on the Company’s books.

In June of 2012, a definitive agreement was reached to sell 100 percent of the stock of AFSB to Customers Bancorp Inc. Subject to receiving regulatory approval, the transaction was targeted to be closed in early 2013. At December 31, 2012, the Company valued AFSB at its fair value minus estimated selling costs and recognized a pre-tax unrealized loss of $3,400 and a pre-tax realized loss of $7,080 on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.  In April 2013, the companies mutually agreed to terminate this agreement to sell the AFSB stock.

On December 31, 2012, in conjunction with the anticipated sale of AFSB, the Company purchased residential mortgage loans of $130,766 and real estate of $1,330 from AFSB, which represented the fair value of the loans and real estate.  The residential mortgage loans and real estate were recorded by the Company at their fair value.  Additionally on this date and in conjunction, the Company made a capital contribution of $1,067 to AFSB.  The Company received a common stock dividend in the amount of $1,479 from AFSB on April 30, 2012.

On July 23, 2013, the Company received a Put Notice from Centralife Annuties Services, Inc. (“CASI”) to tender its entire share holdings of AIC to the Company.  The settlement date was on August 23, 2013 whereby the Company purchased from CASI the remaining 45,023 outstanding shares of AIC for $2,393 and recorded a contingency reserve of $300 at September 30, 2013.  The contingency reserve was settled during October 2013 and an additional amount of $287 was paid to CASI.

On April 30, 2013, the Company made a $4,000 capital contribution to AIC.  Prior to this contribution, the Company owned 80% of AIC with CASI owning the remaining 20%.  CASI elected not to make a contribution on this date, whereby the capital contribution was re-characterized to issue 74,891 additional shares of common stock to the Company.  The Company owned 85% of AIC as of April 30, 2013.  On November 30, 2012, the Company made an $800 capital contribution to AIC.

On May 31, 2013 and December 30, 2013, respectively, the Company made capital contributions of $65,000 and $25,000 to Ameritas-NY.  No additional shares were issued.

The Company received cash dividends from Union Central in the amounts of $40,000 on May 28, 2013, $10,000 on September 26, 2013 and $10,000 on December 26, 2013, all of which were recorded in net investment income.

The Company sold its 100 percent common stock ownership in BNL Assurance to an outside party for $21,336 less selling costs of $62 and recognized a realized gain on the sale of $2,383 on March 31, 2013, which is reflected in net realized capital gains (losses) on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

36

NOTE 5 - INFORMATION CONCERNING PARENT, SUBSIDIARIES, AFFILIATES AND RELATED PARTIES, (continued)

In accordance with SSAP No. 97 “Investments in Subsidiary, Controlled, and Affiliated Entities, A Replacement of SSAP No. 88” paragraph 11, the Company has recorded the common stock cash dividends paid by Acacia as a return of capital that it received on March 28, 2013 of $5,000, June 28, 2013 of $5,000, September 26, 2013 of $5,000 and December 26, 2013 of $780.  The Company has reduced the carrying amount of this investment by $15,780.  The Company received a common stock dividend from Acacia in the amount of $4,220 on December 26, 2013 and $10,000 on December 17, 2012.

On December 20, 1999, the Company purchased $25,000 of redeemable preferred stock from Acacia.  The stock, which pays dividends in an amount per annum equal to 6.66% and is non-voting, provides for redemption beginning in 2005 with final redemption on or by January 1, 2015.  On June 3, 2013, the Company redeemed 100,000 shares at $2,500.  The Company received ordinary preferred stock dividends from Acacia in the amounts of $83 on March 5, 2013 and June 3, 2013, $69 on September 4, 2013 and $42 on December 26, 2013.  On June 5, 2012, the Company redeemed 100,000 shares at $2,500.  The Company received ordinary preferred stock dividends from Acacia in the amounts of $125 on March 14, 2012 and June 5, 2012, $111 on September 4, 2012 and $83 on December 13, 2012.

Effective December 31, 2012, BNL Financial was dissolved and the net assets were distributed to the Company as dividend income in the amount of $253.  See Note 2 for further details.

The Company offers mutual funds of Calvert Variable Series, Inc. (“CVS”) and Calvert Variable Products, Inc. (“CVP”), affiliates, to policyholders through separate accounts.  The Company had separate account investments in mutual funds offered through CVS and CVP of $1,244,853 and $1,174,068 as of December 31, 2013 and 2012, respectively.

Affiliates of the Company provide investment advisory and administrative services to CVS and CVP on a fee basis.

The Company's variable life and annuity products are distributed through AIC.  Policies placed by this affiliate generated commission and general insurance expense of $19,957, $19,625 and $15,449 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company reported the following amounts due from/(to) the below listed affiliates at December 31, 2013 and 2012, which were recorded in “Other admitted assets” and “Other liabilities” in the Balance Sheets-Statutory Basis.  The terms of the settlements require that these amounts be settled monthly.

	2013	2012
Ameritas Holding Company	$(3,933)	$(4,196)
The Union Central Life Insurance Company	1,861	1,516
Ameritas Life Insurance Corp. of New York	2,435	2,140
Ameritas Investment Corp.	398	649
Ameritas Investment Partners, Inc.	351	340
Acacia Life Insurance Company	2,533	8,963
Acacia Federal Savings Bank	-	437
Calvert Investments, Inc.	245	168
Brokers National Life Assurance Company	-	209
Griffin Realty, LLC	5	-
Total	$3,895	$10,226

The Company provides, as well as receives, technical, financial, legal and marketing support to and from its affiliates under various administrative service and cost-sharing agreements.  The net effect on general insurance expenses under these agreements has been a decrease of $79,981, $82,403 and $102,756 for the years ended December 31, 2013, 2012 and 2011, respectively.  In addition, the Company receives investment advisory services from an affiliate.  Costs related to this agreement totaled $4,475, $3,903 and $3,705 of which $4,280, $3,738 and $3,563 are included in investment expenses and the remainder is included in general insurance expenses for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company is charged a fee for the use of furniture and equipment owned by affiliates.  The amount of fees recorded relating to these transactions was $1,342, $2,618 and $3,429 for the years ended December 31, 2013, 2012 and 2011, respectively.

37

NOTE 6 - BORROWED MONEY

From the BNL Financial dissolution (see Note 2), the Company has bonds of $314 that were issued in conjunction with a settlement with certain shareholders of BNL Financial in 2001.  The bonds, reflected in “Other liabilities” in the Balance Sheets – Statutory Basis, are for a term of twelve years, effective December 13, 2002, with principal payable at maturity and bear interest at the rate of 6% per annum payable annually from the previous fiscal year’s earnings.  The bonds are fully callable and redeemable at par at any time.  BNL Financial called these bonds in January 2012 at which time accruing for interest ceased.  The Company continues efforts to actively locate bond owners to redeem their certificates.

The Company has a $15,000 unsecured line of credit available at December 31, 2013.  No balance was outstanding at any time during 2013 and 2012.  The line of credit expires May 31, 2014.

NOTE 7 - EMPLOYEE BENEFITS

The Company sponsors a non-qualified, unfunded, defined benefit pension plan where the Company makes payments under certain voluntary arrangements for payment of retirement benefits, which are not provided for under the defined benefit pension plan.  Since the non-qualified defined benefit pension plan is unfunded, there are no plan assets supporting the plan.

The Company has deferred compensation plans covering the Board of Directors, certain management employees and agents.  The Company's method of accounting for these plans is the accrual method.

The measurement date for the Company’s pension benefits was December 31 for 2013, 2012 and 2011.  A summary of the  obligations and assumptions are as follows:

	Underfunded Pension Benefits
	2013	2012	2011
Change in projected benefit obligation:
Benefit obligation at beginning of year	$15,466	$14,223	$12,747
Service cost	274	181	129
Interest cost	610	651	702
Actuarial (gain) loss	(151)	1,496	1,730
Benefits paid	(1,085)	(1,085)	(1,085)
Benefit obligation at end of year	$15,114	$15,466	$14,223

	Pension Benefits
	2013	2012	2011
Underfunded
Liabilities recognized
Accrued benefit costs	$10,709	$10,500	$10,525
Liability for pension benefits	4,405	4,966	3,698
Total liabilities recognized	$15,114	$15,466	$14,223
Unrecognized liabilities	$4,405	$4,966	$3,698

The components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012	2011
Service cost	$274	$181	$129
Interest cost	610	651	702
Amount of recognized losses	410	228	126
Total net periodic benefit cost	$1,294	$1,060	$957

38

NOTE 7 - EMPLOYEE BENEFITS, (continued)

The amounts in unassigned surplus recognized as components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012	2011
Items not yet recognized as a component of net
periodic cost - prior year	$4,966	$3,698	$2,094
Net (gain) loss arising during the period	(151)	1,496	1,730
Net loss recognized	(410)	(228)	(126)
Items not yet recognized as a component of net
periodic cost - current year	$4,405	$4,966	$3,698

The amounts in unassigned surplus expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012	2011
Net recognized losses	$297	$320	$228

The amounts in unassigned surplus that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012	2011
Net unrecognized losses	$4,405	$4,966	$3,698

The weighted-average assumptions are as follows:

		Pension Benefits
	2013	2012	2011
Weighted-average assumptions used to determine net periodic
benefit cost as of December 31:
Weighted average discount rate	3.74%	4.76%	5.75%
Rate of compensation increase	5.00%	5.00%	5.00%

Weighted-average assumptions used to determine projected
benefit obligation as of December 31:
Weighted average discount rate	4.59%	3.74%	4.76%
Rate of compensation increase	5.00%	5.00%	5.00%

Future expected pension benefit payments are as follows:

Year	Amount
2014	$1,085
2015	$1,077
2016	$1,065
2017	$1,045
2018	$1,030
2019-2023	$7,923

39

NOTE 7 - EMPLOYEE BENEFITS, (continued)

The accumulated pension benefit obligation for the defined pension benefit plan is as follows:

	December 31,	December 31,
	2013	2012
Accumulated benefit obligation	$13,233	$12,850

Projected benefit obligation (PBO)	$15,114	$15,466
Unfunded status (PBO - Plan assets)	$15,114	$15,466

Unrecognized items:
Unrecognized losses, net of tax	$2,864	$3,228
Total unrecognized items, net of tax	$2,864	$3,228

Additional minimum pension liability, net of tax	$-	$1,528

The Company participates in the Ameritas Pension Plan (“the Plan”), a noncontributory defined benefit plan sponsored by AHC.  The Company was charged an expense equal to its proportionate share of Plan funding for the years ended December 31, 2013, 2012 and 2011 totaling $10,152, $7,373 and $7,904, respectively for its participation in the Plan.

Total net periodic benefit cost for the Plan was recorded in “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2013, 2012 and 2011.

The Company holds a pre-funded pension expense receivable due from AHC.  The balance of the prefunded pension expense receivable was $2,500 and $15,990 at December 31, 2013 and 2012, respectively, and is a non-admitted asset.

The Company's employees and agents participate in defined contribution plans sponsored by AHC that cover substantially all full-time employees and agents.  In addition, certain of the Company’s employees participate in an unfunded, non-qualified defined contribution plan sponsored by AHC.  Company matching contributions under the defined contribution plans range from 0.5% to 3.0% of the participant’s compensation.  In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those employees hired prior to January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006.  Contributions by the Company to the employee and agents defined contribution plans were $9,280, $8,990 and $8,479 in 2013, 2012 and 2011, respectively.

The Company also participates in a postretirement benefit plan sponsored by AHC.  The expense for the postretirement benefit plan was paid entirely by AHC.

NOTE 8 - DIVIDEND RESTRICTIONS AND SURPLUS

The Company is subject to regulation by the Department, which restricts the advancement of funds to parent and affiliated companies as well as the amount of dividends that may be paid without prior approval.  Dividend payments by the Company, when aggregated with all other dividends in the preceding 12 months, cannot exceed the greater of 10% of surplus as of the preceding year-end or the statutory net gain from operations for the previous calendar year, without prior approval from the Department.  Based on this limitation, the Company would be able to pay $149,930 in dividends in 2014, without prior approval.  The Company paid ordinary dividends of $20,000, $50,000 and $20,000 to AHC, its parent, in 2013, 2012 and 2011, respectively.

40

NOTE 8 - DIVIDEND RESTRICTIONS AND SURPLUS, (continued)

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date.  The cumulative effect related to the portion of unassigned surplus represented or reduced by each of the following items as of December 31:

	2013	2012	2011
Unrealized capital gains, net of taxes	$303,341	$146,563	$129,479
Non-admitted asset values	(71,802)	(100,797)	(86,299)
Asset valuation reserve	(73,257)	(64,266)	(52,001)
Liability for reinsurance in unauthorized companies	-	(21)	(1)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

At December 31, 2013 and 2012, respectively, the Company had outstanding agreements to fund equity-type limited partnerships of $30,392 and $38,790, respectively, and mortgage loan commitments of $13,154 and $7,625, respectively, to be purchased in subsequent years.  These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements.  The Company’s exposure to credit loss is represented by the contractual notional amount of those instruments.  The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

When a closed block is formed, a projection is developed that represents the cash flows expected to be generated from the assets and liabilities included in the closed block over the life of the closed block. Based on that projection, the periodic expected changes in the net closed block liabilities is derived (glidepath). Cumulative actual closed block earnings in excess of the cumulative expected earnings based on the glidepath will result in additional future dividends to closed block policyholders, unless otherwise offset by less favorable than expected future performance of the closed block.  The Company has a Closed Block Memorandum agreement, which requires dividend protection for policyholders within the Closed Block. Because of this agreement, cumulative actual Closed Block earnings in excess of the cumulative expected earnings based on the glidepath do not inure to stockholders and are recorded as a contingent liability.  The Company has no contingent liability at December 31, 2013 and 2012, related to performance in its Closed Block.

Guaranty Funds Assessments

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health insurance guaranty funds.  Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state.  In some states these assessments may be applied against premium taxes.  The Company estimated its cost related to past insolvencies and has provided a reserve included in “Other Liabilities” of $777 and $945 as of December 31, 2013 and 2012, respectively, and estimated recoveries from premium taxes of $641 and $854 included in “Other admitted assets” in the Balance Sheets – Statutory Basis as of December 31, 2013 and 2012, respectively.

Litigation and Regulatory Examination

From time to time, the Company is subject to litigation and regulatory examination in the normal course of business.  Management does not believe that the Company is party to any such pending litigation or examination which would have a material adverse effect on its financial condition or results of its operations.

There were no claims (per claim or claimant) where amounts paid to settle were related to extra contractual obligations or bad faith claims resulting from lawsuits during 2013 and 2012.

Uncollectibility of Assets

The Company had admitted assets of $7,841 and 7,335 at December 31, 2013 and 2012, respectively, in accounts receivable for uninsured plans included in “Other admitted assets” on the Balance Sheets – Statutory Basis.  The Company routinely assesses the collectibility of these receivables.  Based upon Company experience, less than 1% of the balance may become uncollectible and the potential loss is not material to the Company’s financial condition.

41

NOTE 10 - GAIN OR LOSS TO THE REPORTING ENTITY FROM UNINSURED ACCIDENT AND HEALTH PLANS

ASO Plans

The gain from operations from administrative services only (ASO) uninsured plans, which is reported within “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis, is as follows for the year ended December 31:

	2013	2012	2011
Net reimbursement for administrative expenses (including
administrative fees) in excess of actual expenses	$2,016	$1,725	$2,013
Net gain from operations	$2,016	$1,725	$2,013

Total claim payment volume	$133,418	$138,416	$113,784

Under NAIC SAP, claim payments related to ASO uninsured plans are excluded from the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

ASC Plans

The gain from operations from administrative services contract (ASC) uninsured plans which is reported within “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis is as follows for the year ended December 31:

	2013	2012	2011
Gross reimbursement for medical cost incurred	$19,270	$16,919	$17,064
Other income or expenses (including interest paid
to or received from plans)	12	12	11
Gross expenses incurred (claims and administrative)	18,315	16,370	16,070
Net gain from operations	$967	$561	$1,005

NOTE 11 - LEASES

The Company has several noncancellable operating leases for office space and equipment.  Rental expense during 2013, 2012 and 2011 for operating leases was $3,474, $2,862 and $3,426, respectively.

Future minimum lease payments under noncancellable operating leases consisted of the following at December 31, 2013:

2014	$2,412
2015	2,065
2016	1,713
2017	1,394
2018 and thereafter	3,921
$11,505

NOTE 12 - OTHER ITEMS

Troubled Debt Restructuring

At December 31, 2013, the Company had 12 residential mortgage loans with restructured terms of $4,411 at carry value and interest income of $97, and one commercial mortgage loan with restructured terms of $3,510 at carry value and interest income of $126.  At December 31, 2012, the Company had one mortgage loan with restructured terms of $2,273 at carry value and interest income of $0.  The Company incurred no amount of commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructuring.  The Company’s income recognition policy for interest income on an impaired loan is the cash basis/cost recovery method.  There were 14 short sales on residential mortgage loans in 2013 and no short sales in 2012.

42

NOTE 12 - OTHER ITEMS, (continued)

Offsetting and Netting of Assets and Liabilities

As of December 31, 2013, the Company held call and put options with gross recognized assets of $26,196 and gross recognized liabilities of $17,774.  The gross recognized liabilities of $17,774 were offset with the gross recognized assets of $26,196 in accordance with SSAP No. 64, Offsetting and Netting of Assets and Liabilities.  The net asset amount of $8,422 was recorded in “Other investments" on the Balance Sheets – Statutory Basis.

NOTE 13 - SUBSEQUENT EVENTS

The Company's Board of Directors approved the Plan of Merger with Acacia and Union Central, both wholly owned subsidiaries, in December, 2013 subject to regulatory approval.  The surviving company will be Ameritas Life effective July 1, 2014.

The Company's Plan of Merger was approved by the Department on January 9, 2014 along with approval for Union Central on that date.  Acacia received the District of Columbia Department of Insurance, Securities and Banking response on February 6, 2014 that informed Acacia that it had no objection to the Plan of Merger.  The following summarized data gives effect 'as if' the merger had been consummated.  The most current unaudited pro forma combined financial information available for the Company “as merged” is as of December 31, 2013.

	December 31
	2013	2012
Total Assets	$16,253,386	$15,741,407
Capital and Surplus	$1,551,679	$1,348,296

	Years Ended December 31
	2013	2012
Total Premiums and Other Revenues	$2,538,857	$2,578,430
Net Income	$190,458	$95,858

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (“ACA”). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity's net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity's portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee to be payable on September 30, 2014 to be $7,325. This assessment is expected to impact risk based capital (“RBC”) by 0.006%.

The Company has evaluated events subsequent to December 31, 2013 and through March 26, 2014, the date the financial statements were available to be issued.

NOTE 14 - REINSURANCE

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers.  These arrangements provide greater diversification of business and limit the maximum net loss potential on large or hazardous risks.  These reinsured risks are treated in the financial statements as risks for which the Company is not liable.  Accordingly, policy liabilities and accruals, including incurred but not reported claims, are reported in the financial statements net of reinsurance assumed and ceded.  A contingent liability exists with respect to the amount of such reinsurance in the event that the reinsuring companies are unable to meet their obligations.  Reinsurance of risk does not discharge the primary liability of the Company, the Company remains contingently liable with respect to any reinsurance ceded, and this contingency would become an actual liability in the event that the assuming company becomes unable to meet its obligation under the reinsurance treaty.

The Company conducts reinsurance business with Acacia, Ameritas-NY, and other non-affiliated companies.  No policies issued by the Company have been reinsured with a foreign company, which is controlled either directly or indirectly, by a party not primarily engaged in the business of insurance.

43

NOTE 14 – REINSURANCE, (continued)

Following is a summary of the transactions through reinsurance operations:

	Years Ended December 31
	2013	2012	2011
Premium Income:
Assumed (related party $171, $3 and $177 in 2013, 2012 and 2011)	$63,814	$65,393	$56,518
Ceded (related party $2,148, $2,304 and $2,362 in 2013, 2012 and 2011)	42,358	31,956	27,075
Benefits To Policyholders:
Assumed	60,905	62,947	54,129
Ceded (related party $2,406, $2,167 and $2,096 in 2013, 2012 and 2011)	18,740	25,498	28,271
Reserves for life, accident and health policies:
Assumed (related party $99, $95 and $52 in 2013, 2012 and 2011)	375	376	334
Ceded (related party $1,086, $1,098 and $1,098 in 2013, 2012 and 2011)	96,101	80,152	70,799

NOTE 15 - CHANGES IN UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

The change in the liability for unpaid accident and health claims and claim adjustment expenses, which is reported in “Reserves for unpaid claims” in the Balance Sheets – Statutory Basis, is summarized as follows:

	2013	2012	2011
Balance at January 1	$33,283	$33,719	$31,487
Less reinsurance reserves	(8,677)	(8,695)	(8,437)
Net balance at January 1	24,606	25,024	23,050

Incurred related to:
Current Year	432,221	402,506	391,153
Prior Year	(431)	(160)	(2,121)
Total incurred	431,790	402,346	389,032

Paid related to:
Current Year	402,967	377,900	366,129
Prior Year	24,175	24,864	20,929
Total paid	427,142	402,764	387,058

Net balance at December 31	29,254	24,606	25,024
Plus reinsurance reserves	9,225	8,677	8,695
Total reserve for unpaid claims	$38,479	$33,283	$33,719

As a result of favorable settlement of prior years’ estimated claims, the provision for claims and claim adjustment expenses decreased by $431, $160 and $2,121 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company paid assumed reinsurance claims of $60,263, $62,795 and $53,856 and incurred assumed reinsurance claims of $60,808, $62,777 and $54,114 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company paid ceded reinsurance claims of $12, $432 and $150, and incurred ceded reinsurance claims of $610, $433 and $104 for the years ended December 31, 2013, 2012 and 2011, respectively.

Anticipated salvage and subrogation are not included in the Company’s determination of the liability for unpaid claims/losses.

44

NOTE 16 - RESERVES FOR LIFE, ACCIDENT AND HEALTH POLICIES

The Company waives deduction of deferred fractional premiums due upon death of the insured and returns any portion of the final premium beyond the date of death on traditional business.  Surrender values are not provided in excess of legally computed reserves.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification.  Reserves for substandard policies are included in the policy reserve.

As of December 31, 2013 and 2012, respectively, the Company had $3,887,285 and $3,366,742 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Department.  Reserves to cover the above insurance totaled $18,711 and $18,615 at December 31, 2013 and 2012, respectively.

NOTE 17 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of annuity reserves and deposit-type funds at December 31 are as follows:

	2013
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$840,676	$-	$-	$840,676	14.4%
At book value less current
surrender charge of 5% or more	216,724	-	-	216,724	3.7%
At fair value	-	-	4,230,553	4,230,553	72.7%
Total with adjustment or at fair value	1,057,400	-	4,230,553	5,287,953	90.8%
At book value without adjustment
(minimal or no charge)	337,969	-	-	337,969	5.8%
Not subject to discretionary withdrawal	195,276	-	352	195,628	3.4%
Total gross	1,590,645	-	4,230,905	5,821,550	100.0%
Reinsurance ceded	277	-	-	277
Total annuity reserves and deposit-type funds	$1,590,368	$-	$4,230,905	$5,821,273

	2012
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$803,540	$-	$-	$803,540	16.0%
At book value less current surrender
charge of 5% or more	101,482	-	-	101,482	0.6%
At fair value	-	-	3,589,213	3,589,213	71.4%
Total with adjustment or at fair value	905,022	-	3,589,213	4,494,235	89.5%
At book value without adjustment
(minimal or no charge)	323,325	-	-	323,325	6.4%
Not subject to discretionary withdrawal	208,888	-	272	209,160	4.2%
Total gross	1,437,235	-	3,589,485	5,026,720	100.0%
Reinsurance ceded	192	-	-	192
Total annuity reserves and deposit-type funds	$1,437,043	$-	$3,589,485	$5,026,528

45

NOTE 17 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL CHARACTERISTICS, (continued)

The following information is obtained from the applicable Exhibit in the Company’s December 31 Annual Statement and related Separate Accounts Annual Statements, both of which are filed with the Department, and is provided to reconcile annuity reserves and deposit-type funds to amounts reported in the Balance Sheets – Statutory Basis as of December 31:

	2013	2012
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$1,364,752	$1,217,339
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)	9,153	9,105
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	216,463	210,599
	1,590,368	1,437,043
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	4,230,905	3,589,485
Total	$5,821,273	$5,026,528

NOTE 18 - PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 are as follows:

	2013		2012
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$4,679	$3,304	$5,366	$3,750
Ordinary renewal	7,194	8,454	4,096	3,970
Total	$11,873	$11,758	$9,462	$7,720

NOTE 19 - SEPARATE ACCOUNTS

Separate accounts held by the Company offer no investment experience guarantees and relate to individual variable life and annuity policies and group annuity contracts of a nonguaranteed return nature, as approved by the state of domicile pursuant to the Company’s certificate of authority.  The net investment experience of the separate accounts is credited directly to the contract holder and can be positive or negative.  The assets and liabilities of the account are legally separated or insulated from other Company assets and liabilities.  The assets of the separate account are carried at fair value.

Variable life and annuities provide an incidental death benefit of the greater of account value or premium paid. The Company offers a policy with a step up minimum guaranteed death benefit option and a guaranteed lifetime withdrawal benefit. The minimum guaranteed death benefit reserve and the guaranteed lifetime withdrawal benefit reserve is held in the “Reserves for life, accident and health policies” line of the Balance Sheets – Statutory Basis.

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions.  As of December 31, 2013, the Company reported assets and liabilities from variable universal life, variable annuities, and group annuities product lines in a separate account.

In accordance with the products/transactions recorded within the separate account, assets are considered legally insulated from the general account.

46

NOTE 19 - SEPARATE ACCOUNTS, (continued)

As of December 31, 2013 and 2012 the Company’s Separate Account Statement included legally insulated assets of $4,950,588 and $4,222,023, respectively.  The assets legally insulated from the general account as of December 31, 2013 are attributed to the following products/transactions:

Product/ Transaction	Legally Insulated Assets	Separate Account Assets (Not Legally Insulated)
Variable Universal Life, Variable Annuity and Group Annuity	$4,950,588	$-

The Company does not engage in securities lending transactions within the separate account.

Information regarding the nonguaranteed separate accounts of the Company is as follows:

	2013	2012	2011
For the year ended December 31:
Premiums, considerations or deposits	$583,746	$585,052	$539,525
At December 31:
Reserves by valuation basis
For accounts with assets at:
Fair Value	$4,879,548	$4,150,640

Reserves subject to discretionary withdrawal:
At fair value	$4,879,196	$4,150,368
Not subject to discretionary withdrawal	352	272
Total included in “Separate account liabilities” in the
Balance Sheets – Statutory Basis	$4,879,548	$4,150,640

Following is a reconciliation of net transfers to (from) separate accounts at December 31:

	2013	2012	2011
Transfers as reported in the Statements of Income and
Changes in Surplus of the Separate Accounts Statement:
Transfers to the separate accounts	$583,746	$585,052	$539,525
Transfers from the separate accounts	(604,513)	(505,968)	(508,295)
Net transfers to (from) the separate accounts	(20,767)	79,084	31,230
Reconciling adjustments:
Other	-	1	3
Net transfers to (from) separate accounts in the Summary of
Operations and Changes in Capital and Surplus –Statutory
Basis of the Company	$(20,767)	$79,085	$31,233

47

NOTE 20 - RECONCILIATION OF STATUTORY NET INCOME AND SURPLUS TO GAAP NET INCOME AND EQUITY

A reconciliation of net income and capital and surplus of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP is as follows:

	2013	2012	2011
Statutory net income as reported	$64,948	$28	$26,187
Insurance reserves	(15,232)	(10,003)	(25,160)
Deferred policy acquisition costs	58,602	44,501	6,025
Deferred income taxes and other tax reclassifications	(18,488)	(516)	20,440
Gains and losses on investments	1,641	4,013	975
Goodwill amortization	-	270	1,079
Income related to investments	(61,190)	(17,062)	(13,881)
Earnings of subsidiaries	57,614	90,543	48,384
Other	3,996	4,164	4,067
GAAP net income	$91,891	$115,938	$68,116

	2013	2012	2011
Statutory surplus as reported	$1,501,796	$1,298,417	$1,349,148
Insurance reserves	(126,310)	(118,928)	(109,832)
Deferred policy acquisition costs	318,325	244,680	199,646
Deferred income taxes	(105,498)	(120,384)	(92,035)
Valuation of investments	56,314	151,287	123,016
Statutory investment reserves	83,436	72,804	56,526
Goodwill	13,383	13,383	13,113
Subsidiary equity	616,942	857,708	718,726
Statutory non-admitted assets	71,802	100,797	86,299
Pension benefit obligations	-	-	3,846
Other	(308)	(2,010)	(6,361)
GAAP equity	$2,429,882	$2,497,754	$2,342,092

48

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

The Union Central Life Insurance Company

Cincinnati, Ohio

We have audited the accompanying statutory basis financial statements of The Union Central Life Insurance Company  (the "Company"), a wholly-owned subsidiary of Ameritas Life Insurance Corp., which is an indirect wholly-owned subsidiary of Ameritas Mutual Holding Company, which comprise the balance sheets – statutory basis as of December 31, 2013 and 2012, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2013 and the related notes to the statutory basis financial statements.

Management’s Responsibility for the Statutory Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory basis financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory basis financial statements, the statutory basis financial statements are prepared by The Union Central Life Insurance Company using the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Insurance Department of the State of Nebraska.

The effects on the statutory basis financial statements of the variances between the statutory basis of accounting described in Note 1 to the statutory basis financial statements and accounting principles generally accepted in the United States of America are described in Note 15.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of The Union Central Life Insurance Company as of December 31, 2013 and 2012, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the statutory basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of The Union Central Life Insurance Company  as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years in the period ended December 31, 2013, in accordance with the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska as described in Note 1 to the statutory basis financial statements.

Omaha, Nebraska

March 31, 2014

THE UNION CENTRAL LIFE INSURANCE COMPANY

Balance Sheets – Statutory Basis

(in thousands, except shares)

	December 31
ADMITTED ASSETS	2013	2012
Bonds	$3,659,591	$4,274,913
Common stocks	53,905	38,585
Mortgage loans	607,321	669,400
Real estate:
Properties occupied by the company	8,984	9,729
Properties held for the production of income	234	1,431
Properties held for sale	5,125	1,836
Cash, cash equivalents, and short-term investments	38,800	59,785
Loans on insurance contracts	164,187	182,355
Other investments	43,543	18,450
Total Cash and Invested Assets	4,581,690	5,256,484

Investment income due and accrued	42,605	51,896
Deferred and uncollected premiums	39,120	47,920
Federal income tax recoverable	-	12,605
Net deferred income tax asset	52,395	57,847
Reinsurance receivables	32,634	10,898
Funds held under coinsurance - affiliate	46,961	-
Other admitted assets	64,930	62,455
Separate account assets	1,630,959	1,558,842
Total Admitted Assets	$6,491,294	$7,058,947

LIABILITIES, CAPITAL AND SURPLUS

Reserves for life, accident and health policies	$3,917,999	$4,668,472
Deposit-type funds	205,896	167,287
Reserves for unpaid claims	19,915	24,165
Dividends payable to policyholders	10,684	10,379
Interest maintenance reserve	16,088	17,493
Accrued commissions, expenses and insurance taxes	22,781	35,793
Accrued separate account transfers	(7,205)	(20,291)
Federal income tax payable	9,010	-
Asset valuation reserve	40,472	46,388
Reinsurance payables	30,196	15,183
Other liabilities	36,329	43,033
Separate account liabilities	1,630,959	1,558,842
Total Liabilities	5,933,124	6,566,744

Common stock, par value $1.00 per share; 10,000 shares authorized, 2,500 shares issued and outstanding	2,500	2,500
Additional paid in capital	240,304	240,304
Surplus notes	49,888	49,880
Unassigned surplus	265,478	199,519
Total Capital and Surplus	558,170	492,203
Total Liabilities, Capital and Surplus	$6,491,294	$7,058,947

The accompanying notes are an integral part of these statutory basis financial statements.

THE UNION CENTRAL LIFE INSURANCE COMPANY

Summary of Operations and Changes in Capital and Surplus – Statutory Basis

 (in thousands)

	Years Ended December 31
	2013	2012	2011

Premiums and Other Revenue

Premium income	$219,511	$509,725	$605,614
Net investment income	255,217	270,377	273,743
Commissions and expense allowances on reinsurance ceded	11,904	6,866	26,540
Modco reinsurance adjustment – affiliate	159,136	-	-
Income from fees associated with separate accounts	16,508	17,417	18,881
Miscellaneous income	8,425	8,983	9,689
Total Premiums and Other Revenue	670,701	813,368	934,467

Expenses

Benefits to policyholders	735,790	765,517	747,310
Change in reserves for life, accident and health policies	852	82,333	169,142
Commissions	26,871	34,675	50,844
General insurance expenses	68,560	75,960	110,201
Taxes, licenses and fees	7,260	7,911	9,565
Net transfers from separate accounts	(234,619)	(200,875)	(209,067)
Total Expenses	604,714	765,521	877,995

Gain from Operations before Dividends, Federal Income Tax Benefit and Net Realized Capital Gains (Losses)

	65,987	47,847	56,472
Dividends to policyholders	11,155	10,745	10,570

Gain from Operations before Federal Income Tax Benefit and Net Realized Capital Gains (Losses)

	54,832	37,102	45,902
Federal income tax benefit	(25,201)	(30,288)	(18,794)

Gain from Operations before Net Realized Capital Gains (Losses)

	80,033	67,390	64,696
Net realized capital gains (losses), net of taxes	22,014	(4,425)	2,894

Net Income

	102,047	62,965	67,590
Surplus notes
Surplus notes amortization	8	9	9
Change in special surplus - additional deferred tax asset	-	-	3,039

Unassigned surplus

Change in net unrealized capital gains/losses, net of taxes	9,829	6,460	(7,411)
Change in net deferred income taxes	(42,984)	(32,248)	(40,816)
Change in non-admitted assets	45,504	39,480	45,529
Change in asset valuation reserve	5,916	(19,176)	(11,304)
Change in minimum pension liability, net of tax	6,486	(1,517)	(1,569)
Change in unrecognized actuarial losses on pension, net of tax	(5,186)	-	-
Term coinsurance agreement and emerging profits	(182)	(19,697)	(2,829)
Correction of errors (Note 1)	4,531	1,568	1,268
Cumulative effect of change in accounting principle	-	454	-
Dividends paid to common stockholder	(60,000)	-	-
Other	(2)	-	-

Net Change in Capital and Surplus

	65,967	38,298	53,506

Capital and Surplus at the Beginning of the Year

	492,203	453,905	400,399
Capital and Surplus at the End of Year	$558,170	$492,203	$453,905

The accompanying notes are an integral part of these statutory basis financial statements.

THE UNION CENTRAL LIFE INSURANCE COMPANY

Statements of Cash Flows – Statutory Basis

 (in thousands)

	Years Ended December 31

	2013	2012	2011
OPERATING ACTIVITIES
Premium collected net of reinsurance	$411,490	$500,237	$608,800
Net investment income received	258,567	272,563	272,414
Miscellaneous income	42,891	14,286	55,427
Benefits paid to policyholders	(726,947)	(744,652)	(744,084)
Commissions, expenses and taxes paid	(113,044)	(123,016)	(181,524)
Dividends paid to policyholders	(10,849)	(10,644)	(11,203)
Transfer from separate accounts	247,501	192,519	213,179
Federal income taxes received	38,176	2,296	44,070
Net Cash from Operating Activities	147,785	103,589	257,079

INVESTING ACTIVITIES

Proceeds from investments sold, matured or repaid	490,094	527,383	420,619
Cost of investments acquired	(606,360)	(673,428)	(637,757)
Net change in loans on insurance contracts	(998)	(1,607)	(5,800)
Net Cash from Investing Activities	(117,264)	(147,652)	(222,938)

FINANCING AND MISCELLANEOUS ACTIVITIES

Change in deposit-type funds	38,609	46,696	(547)
Dividends paid to common stockholder	(60,000)	-	-
Other miscellaneous, net	(30,115)	7,851	(17,640)
Net Cash from Financing and Miscellaneous Activities	(51,506)	54,547	(18,187)

Net Change in Cash, Cash Equivalents and Short-Term Investments	(20,985)	10,484	15,954

Cash, Cash Equivalents and Short-Term Investments – Beginning of Year	59,785	49,301	33,347

Cash, Cash Equivalents and Short-Term Investments – End of Year	$38,800	$59,785	$49,301

Non-cash transactions from investing activities:
Bonds transferred due to assumption reinsurance – affiliate (Note 4)	$651,026	$-	$-
Mortgage loans transferred due to assumption reinsurance – affiliate (Note 4)	103,559	-	-
Bonds transferred due to coinsurance – affiliate (Note 4)	76,201	-	-
Policy loans transferred due to assumption reinsurance – affiliate (Note 4)	17,410	-	-
Mortgage loans transferred due to coinsurance – affiliate (Note 4)	10,831	-	-
Policy loans transferred due to coinsurance – affiliate (Note 4)	7,046	-	-
Policy loans from funds withheld reinsurance – affiliate	(6,125)	-	-
Conversion of mortgage loan to real estate	2,322	-	-

The accompanying notes are an integral part of these statutory basis financial statements.

THE UNION CENTRAL LIFE INSURANCE COMPANY

Notes To Financial Statements – Statutory Basis

For the Years Ended December 31, 2013, 2012, and 2011

(in thousands)

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Union Central Life Insurance Company (“the Company” or “Union Central”), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of Ameritas Life Insurance Corp. (“Ameritas Life”).  Ameritas Life is a wholly-owned subsidiary of Ameritas Holding Company (“AHC”), and AHC is a wholly-owned subsidiary of Ameritas Mutual Holding Company (“AMHC”). AMHC is a mutual insurance holding company.  Owners of designated policies issued by the Company have a membership interest in AMHC, while contractual rights remain with the Company. AHC also wholly-owns Ameritas Investment Partners, Inc. (formerly Summit Investment Advisors, Inc., now “AIP”), an advisor providing investment management services to the Company, Ameritas Mortgage Funding, Inc. (“AMFI”), a mortgage banking business, and owns 19.1% of Paycor, Inc., a payroll processing company.

Prior to November 30, 2013, the Company wholly-owned PRBA, Inc., the holding company of a pension administration company. PRBA, Inc. was dissolved and the assets and liabilities were distributed to the Company (see Note 4).

Effective January 1, 2012, Union Central’s wholly-owned subsidiary, Union Central Mortgage Funding, Inc. was dissolved and the assets and liabilities were distributed to the Company.  There was no material impact on the Company’s financial results as a result of this transaction.

Ameritas Life is an insurance company domiciled in the State of Nebraska. In addition to the Company, Ameritas Life owns 100% of Acacia Life Insurance Company (“Acacia”), a District of Columbia domiciled life insurance subsidiary, Ameritas Life Insurance Corp. of New York (“Ameritas New York”), a New York domiciled life insurance subsidiary, Ameritas Investment Corp. (“AIC”), a broker dealer, and Brokers National Life Assurance Company (“BNL Assurance”), an Arkansas domiciled life insurance subsidiary (sold on March 31, 2013). Acacia’s wholly owned subsidiaries include Calvert Investments, Inc., a provider of investment advisory, management and administrative services to the Calvert Group of mutual funds, and Griffin Realty, LLC, a real estate investment company.

On July 1, 2005, Union Central established a closed block of policies (“Closed Block”) under an arrangement approved by the Ohio Insurance Department, to protect the dividend rights of certain policyholders.  The Closed Block became effective on January 1, 2006 (“Effective Date”).  The policies included in the Closed Block are traditional dividend paying ordinary life policies, including whole life plans, limited pay plans, endowments, and some term policies, as well as policies which were eligible to be reinstated to dividend paying policies. Riders and dividend options on policies in the Closed Block are also included. The Closed Block is designed to provide reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the Effective Date, if the experience underlying such scales continues.  The assets, including income thereon, will accrue solely to the benefit of the owners of the policies included in the block until the block is no longer in effect.

The Company provides a wide spectrum of financial products and related services for the benefit of individual, group and pension policyholders.  Such products and services include insurance to provide for financial needs resulting from loss of life or income and the management of funds accumulated for pre-retirement and retirement needs.

The Company is licensed to do business in 49 states of the United States and the District of Columbia.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska (“the Department”).

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Accounting practices and procedures of the National Association of Insurance Commissioners (“NAIC”) as prescribed or permitted by the Department comprise a comprehensive basis of accounting (“NAIC SAP”) other than accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period.  Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.  Material estimates susceptible to significant change include reserves, income taxes, investment values, and other-than-temporary impairments (“OTTI”).

Current NAIC SAP practices vary from GAAP.  The more significant variances between NAIC SAP and GAAP are as follows:

Investments

Under NAIC SAP, investments in bonds are reported at the lower of amortized cost or fair value based on their NAIC rating, and any adjustments to fair value are reported directly in surplus.  Changes in the value of bonds up to amortized cost that are assigned a rating of “6” by the NAIC are reported directly in surplus.  Under GAAP, bonds are carried either at amortized cost or fair value based on their classifications.  Under GAAP, bonds designated at purchase as held-to-maturity based on the Company’s intent and ability to hold to maturity would be carried at amortized cost.  Bonds designated at purchase as available-for-sale would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income.  Bonds designated as trading would be carried at fair value with net unrealized holding gains and losses reported in income.

Under NAIC SAP, for bonds other than loan-backed and structured securities, if the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value.  Under GAAP, if the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, to be recognized in other comprehensive income.

Under NAIC SAP, all loan-backed and structured securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective method, applied consistently by asset class. If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows.  Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis must be written down to fair value. If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, recognized in other comprehensive income.

Investments in unaffiliated common stocks are carried at fair value.  Changes in the value of common stocks are reported as a change in net unrealized gains or losses on investments, a component of unassigned surplus.  Under GAAP, investments in unaffiliated common stocks are designated as available-for-sale or trading and carried at fair value with net unrealized gains and losses reported in other comprehensive income if designated as available-for-sale and reported in income if designated as trading.

Subsidiaries are included as common stock carried under the equity method, with the equity in net income (loss) of subsidiaries credited directly to the Company’s unassigned surplus for NAIC SAP, while GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Under NAIC SAP, real estate owned and occupied by the Company is included in invested assets, and net investment income and operating expenses include self-charged rent for the Company's occupancy of this property.  Under GAAP, this property would be classified as an operating asset, and there would be no self-charged rent or expenses.

Investments in limited partnerships, limited liability companies, and joint venture investments are accounted for on the GAAP equity method for NAIC SAP, while under GAAP such investments are accounted for at cost or the equity method depending upon ownership percentage and control unless consolidation is required under variable interest entity accounting guidance.

Under NAIC SAP, valuation allowances are established through the asset valuation reserve (“AVR”) for mortgage loans based on factors applied to different categories of loans based on payment history and type of underlying real estate. Under GAAP, valuation allowances would be established through a charge to realized loss as losses are estimated to have occurred.  Loan losses are charged against the allowance when management believes the uncollectability of the loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

Under NAIC SAP, using a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates.  Those deferrals are amortized over the remaining period to maturity based on groupings (in five-year bands) of individual securities sold. The net deferral is reported in the “Interest maintenance reserve” (“IMR”) in the accompanying Balance Sheets - Statutory Basis.  Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR.  Under NAIC SAP, an AVR is determined based on holdings of all investments by a NAIC prescribed formula and is reported as a liability.  An AVR is not recorded under GAAP.  Under GAAP, realized capital gains and losses would be reported in the statement of income on a pre-tax basis in the period the asset giving rise to the gain or loss is sold.

Under NAIC SAP, derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability, and embedded derivatives are not accounted for separately from the host contract.  Also, the change in fair value of open derivative instruments that do not meet the criteria of an effective hedge is recorded as an unrealized gain or loss in surplus.  Under GAAP, all derivatives are reported on the balance sheets at fair value and the effective and ineffective portions of a single hedge are accounted for separately.  Changes in fair value of derivatives, to the extent they are effective at offsetting hedged risk are recorded through either income or equity, depending on the nature of the hedge.  The ineffective portion of all changes in fair value is recorded in income.  An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and reported at fair value.

Policy Acquisition Costs

Under NAIC SAP, the costs of acquiring and renewing business are expensed when incurred.  As such, during periods of high sales, statutory earnings will be depressed due to the lack of expense deferrals.  Under GAAP, acquisition costs related to traditional term life insurance and certain long-duration accident and health insurance, to the extent associated with successful sales and recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.  For traditional whole life insurance, universal life insurance and investment products, to the extent associated with successful sales and recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Unearned Revenue

Under NAIC SAP, amounts assessed policyholders that represent revenue for services to be provided in future periods are reported as revenue when received.  Under GAAP, such charges would be reported as a liability and amortized into revenue using the same assumptions and factors as are used to amortize deferred policy acquisition costs.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Nonadmitted Assets

Under NAIC SAP, certain assets designated as “nonadmitted” are excluded from the accompanying Balance Sheets - Statutory Basis and are charged directly to unassigned surplus.  Under GAAP, these assets would be included in the balance sheets, net of any valuation allowance.

Universal Life and Annuity Policies

Under NAIC SAP, revenues consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves.  Under GAAP, revenues are comprised of contract charges and fees which are recognized when assessed against the policyholder account balance.  Additionally, premium receipts are considered deposits and are recorded as interest-bearing liabilities while interest credited to account values and benefits in excess of the policyholder account balance are recognized as expenses.

Reserves for Life, Accident and Health Policies

Under NAIC SAP, certain policy reserves are calculated based on mortality and interest assumptions prescribed or permitted by state statutes, without consideration of withdrawals.  NAIC SAP policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, morbidity, interest and withdrawals.

Policyholder Dividends

Under NAIC SAP, policyholder dividends are recognized when declared.  Under GAAP, policyholder dividends would be for dividends that have accrued as of the financial statement date.

Reinsurance

Under NAIC SAP, reserves and unpaid claim liabilities ceded to reinsurers have been reported as reductions to the related reserves.  Under GAAP, reinsurance recoverables are recorded as an asset.

Under NAIC SAP, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business.  Changes to those amounts are credited or charged directly to unassigned surplus.  Under GAAP, no such amounts are recorded and an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Under NAIC SAP, commission allowances by reinsurers on business ceded are reported as other revenue when received.  Under GAAP, these expenses would be deferred and amortized with deferred policy acquisition costs to the extent they qualify for the deferral.

Employee Benefits

Under NAIC SAP, the difference between the plan’s assets and the benefit obligation is reflected as an asset or liability, with an offset to unassigned surplus.  The prepaid asset that results from an excess of the fair value of plan assets over the pension obligation is recorded as a non-admitted asset.  Actuarial gains and losses and prior service costs are recorded as a component of unassigned surplus, net of tax. Under GAAP, the difference between the plan’s assets and the benefit obligation is reflected as an asset or liability, with an offset to other comprehensive income.  In addition, actuarial gains and losses and prior service costs are recorded as a component of other comprehensive income, net of tax.

Federal Income Taxes

NAIC SAP requires an amount be recorded for deferred taxes, however, there are limitations as to the amount of deferred tax assets that may be reported as “admitted assets” and a federal income tax provision is required on a current basis for the Summary of Operations and Changes in Capital and Surplus - Statutory Basis.  Under NAIC SAP, deferred taxes are recorded in surplus.  Under GAAP, tax expense includes both current and deferred taxes.  Both NAIC SAP and GAAP require a valuation allowance to reduce deferred tax assets to the amount which is more likely than not to be realized.  Under NAIC SAP, both the valuation allowance determination and admission calculation are made based on a separate company basis.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Surplus Notes

Surplus notes are reported as surplus under NAIC SAP, and would be reported as a liability under GAAP.  Under NAIC SAP, interest cannot be accrued until written approval has been received from the Department.  Under GAAP, interest would be accrued when incurred.

Cash, Cash Equivalents and Short-Term Investments

Under NAIC SAP, cash, cash equivalents and short-term investments represent cash balances and investments with remaining maturities when purchased of one year or less.  Under GAAP, cash and cash equivalents balances include investments with remaining maturities when purchased of three months or less.  Under GAAP, short-term investments are reported as a component of fixed maturity or equity investment balances.

Comprehensive Income

Comprehensive income and its components are not presented under NAIC SAP.

Significant NAIC statutory accounting practices are as follows:

Investments

Investments are stated at amounts prescribed by the NAIC which are as follows:  bonds not backed by other loans are stated at amortized cost and loan-backed bonds and structured securities are stated at amortized cost using the interest method including anticipated prepayments at the date of purchase.  Significant changes in estimated cash flows from the original purchase assumptions are reviewed monthly.  Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker dealer survey values or internal estimates based on characteristics of similar products, consistent with the current interest rate and economic environment.  The retrospective adjustment method is used to value all loan-backed and structured securities and non-agency structured securities of high credit quality.  The prospective method is used to value structured securities with significant changes in cash flow, or of lower credit quality.  All bonds with a NAIC designation of 6 are stated at the lower of amortized cost or fair value.

Common stocks are generally reported at fair value.  Investments in stocks of noninsurance subsidiaries and affiliates in which the Company has an interest of 10% or more are reported equal to the Company's proportionate share of the audited GAAP-basis equity after the date of acquisition.  The Federal Home Loan Bank common stock is carried at cost.  The change in the carrying value is generally recorded as a change in net unrealized losses on investments, a component of unassigned surplus.  The value of affiliated mutual funds was $122 and $24 at December 31, 2013 and 2012, respectively.

Mortgage loans are stated at the unpaid principal balance less unamortized discounts or plus unamortized premiums.  The Company records a reserve for losses on mortgage loans as part of the AVR.

Real estate occupied by the Company and held for the production of income is reported at depreciated cost.  Real estate held for sale is reported at the lower of amortized cost or fair value.  Other-than-temporary impairments of $250, $485 and $0 were recorded as realized losses during 2013, 2012 and 2011 respectively.  Depreciation expense is determined by the straight-line method.  Real estate owned and occupied by the Company is included in investments, and investment income and operating expenses include rent for the Company's occupancy of its owned properties.

Cash and cash equivalents consist of cash-in-bank, cash-in-transit, and all highly liquid securities purchased with remaining maturity when purchased of three months or less. Short-term investments presented in the Balance Sheets - Statutory Basis consist of all investments that have a maturity date of one year or less at the date acquired and are stated at amortized cost, which approximates fair value.

Loans on insurance contracts are stated at the aggregate unpaid principal balance. The excess of the unpaid balance of the loan over the cash surrender value is considered a non-admitted asset.

The carrying amount of limited partnerships, limited liability companies, and joint ventures reflects the underlying GAAP equity of these investments.  Income from these investments is recognized when distributed.  Unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.  These investments are recorded in “Other investments” in the Balance Sheets - Statutory Basis.  Other-than-temporary impairments of $0, $166 and $0 were recorded as realized losses during 2013, 2012 and 2011 respectively.  The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The Company sells futures contracts to hedge against principal losses on variable annuity contracts with a guaranteed minimum withdrawal benefit rider attached.  Futures contracts are a standardized contractual agreement to buy or sell a particular financial instrument at a pre-determined price in the future.  The gains and losses of futures contracts are derived from the daily movement of the underlying market.  These gains and losses are settled in cash through a daily variation margin.  The Company sells futures contracts on certain equity indices which expire every 90 days.  The Company buys and sells futures contracts on certain treasury notes and bonds, ranging in maturities between 1 and 30 years, with expiration dates of less than 6 months.  The Company does not receive cash on the initial purchase or sale of the futures contract, but will receive or pay cash daily based on the movement of the underlying index or Treasury note.

The Company is required to post collateral to the brokering bank.  To comply with this requirement, the Company usually posts a short-term treasury bill with the bank.  The bank acts as an intermediary to the futures transactions and takes initial margins from both parties to limit the counterparty risk.  The collateral (Treasury bill) is recorded as an asset by the Company and included in “Bonds” in the Balance Sheets - Statutory Basis.  The book adjusted/carrying value of the collateral recorded at December 31, 2013 and 2012 is $2,000 and $3,498, respectively.

Since the futures contracts are not considered an effective hedge, the total variation margin on open contracts is reflected in “Change in net unrealized capital gains/losses” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis and totaled $(49), $(361) and $714 for the years ended December 31, 2013, 2012 and 2011, respectively.  The total variation margin on closed contracts is reflected in “Net investment income” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis and totaled $(2,948), $(520) and $1,529 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company purchases and sells call options to hedge insurance contracts whose credited interest is linked to returns in Standard & Poor's 500 Stock Index (Index) based on a formula which applies participation rates to the returns in the Index.  Call options are contracts, which give the option purchaser the right, but not the obligation, to buy securities at a specified price during a specified period.  The Company holds call options which expire monthly until December 1, 2014. The Company paid and received initial fees (the option premium) to enter the option contracts.  The purchased Index call options give the Company the right to receive cash at settlement if the closing Index value is above the strike price, while the sold index call options require the Company to pay cash at settlement if the closing Index value is above the strike price.  The Company sells call options to effectively offset the proceeds the Company would receive on its purchased call options that represent a return above the amount that would be credited to insurance contracts electing a capped return in the Index.  These proceeds do not result in income to the Company because the hedged insurance contracts would be credited interest for an equivalent amount.

The Company is exposed to credit-related losses in the event of nonperformance by counter-parties to the call options.  To minimize this risk, the Company only enters into private options contracts with counterparties having Standard & Poor's credit ratings of AA- or above or listed contracts guaranteed by the Chicago Board Options Exchange.  The credit exposure is limited to the value of the call options of  $15,195 and $9,594 at December 31, 2013 and 2012, respectively.  The notional amount of the call options at December 31, 2013 and 2012 was $32,350 and $32,050, respectively.

The call options are carried at their fair value, and are reflected in “Other investments” in the Balance Sheets - Statutory Basis.  The liabilities for the hedged insurance contracts are adjusted based on the fair value of the related embedded derivatives, and are reflected in “Reserves for life, accident and health policies” in the Balance Sheets - Statutory Basis.  Changes in the fair value of expired call options are reflected in “Net investment income” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis, and totaled $11,333, $3,489 and $4,324 for the years ended December 31, 2013, 2012 and 2011, respectively.  Changes in the fair value of open call options are reflected in “Change in net unrealized capital gains/losses” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis, and totaled $6,675, $3,594 and $(7,847) for the years ended December 31, 2013, 2012 and 2011, respectively.  Adjustments to the liabilities for hedged insurance contracts based on changes in the fair value of the call options are reflected in “Change in reserves for life, accident and health policies” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date.  Interest income on loan-backed and structured securities is determined on the effective yield method based on estimated principal repayments.  Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt.  Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is nonadmitted. All other investment income due and accrued, excluding policy loans, with amounts over 90 days past due is nonadmitted. The amount excluded from unassigned surplus for interest due on mortgages with interest more than 180 days past due was $0, $101 and $0 at December 31, 2013, 2012 and 2011, respectively.

If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value. For bond investments other than loan-backed and structured securities, if the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value. For loan-backed and structured security investments, if the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows. All write downs are recorded as a realized loss. For unaffiliated common stocks and other investments carried at fair value, unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.

Nonadmitted Assets

In accordance with NAIC SAP, certain assets, designated as nonadmitted assets, are excluded from the Balance Sheets - Statutory Basis and are charged directly to surplus.  Nonadmitted assets consist primarily of a portion of deferred income tax assets, unaudited subsidiaries (prior to 2013), advances to agents, furniture and equipment, application software, other investment income that is over 90 days past due and other assets not specifically identified as an admitted asset within NAIC SAP.  Total nonadmitted assets were $40,684 and $86,564 at December 31, 2013 and 2012, respectively.

Furniture and Equipment

Electronic data processing (“EDP”) equipment and operating and nonoperating software are carried at cost less accumulated depreciation.  The admitted value of the Company’s electronic data processing equipment and operating and nonoperating software is limited to three percent of capital and surplus.  The admitted portion at cost, net of accumulated depreciation of $7,816 and $8,356, was $9 and $40 at December 31, 2013 and 2012, respectively, and is recorded in “Other admitted assets” in the Balance Sheets - Statutory Basis.  Electronic data processing equipment and operating software is depreciated using the straight line method over the lesser of its estimated useful life or three years.  Nonoperating software is depreciated using the straight line method over the lesser of its estimated useful life or five years.  Other furniture and equipment is depreciated using the straight line method over the estimated useful life of the assets.  Buildings are generally depreciated over forty years.  Furniture and fixtures are generally depreciated over three to ten years.  Depreciation expense of $169, $541 and $1,503 was recorded in “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis in 2013, 2012 and 2011, respectively.

The Company did not modify its capitalization policy for the year ended December 31, 2013.

Reserves for Life, Accident and Health Policies and Deposit-type Funds

Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force.  Reserves for traditional, flexible and variable life premium insurance are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities.  Reserves for fixed annuities are calculated using the Commissioners’ Annuity Reserve Valuation Method (“CARVM”) with appropriate statutory interest and mortality assumptions. Reserves for variable annuities are calculated in conformance with Actuarial Guideline 43, VA CARVM, reflecting both stochastically generated scenarios and a prescribed standard scenario.  The assumptions used in the stochastic scenarios are Prudent Estimate assumptions.

Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations.  Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Department.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyholders, less withdrawals that represent a return to the policyholder.  For the determination of tabular interest for deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Reserves for Unpaid Claims

Reserves for unpaid life claims include claims reported and unpaid and claims not yet reported, which is estimated based upon historical experience.  As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known. These estimates are subject to the effects of trends in claim severity and frequency.  The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Reserves for unpaid individual accident and health contract claims is, in part, a first principles-type calculation based on a  seriatim listing of open disability claims.  Termination rates within the first two years from disability are modified based on Company experience.  Termination rates beyond two years are 100% Commissioner’s Individual Disability Table A (“CIDA”) for policies without lifetime benefits and are less than 100% CIDA for policies with lifetime benefits.  All interest discounting assumptions are based on the appropriate NAIC standard.  The adequacy of these reserves is demonstrated annually using “Follow-up studies” as defined in the Actuarial Standard of Practice No. 5, Section 5.14.  In addition, the present value of future payments relative to all incurred but unreported claims is based on historical study using past monthly earned premiums times the planned loss ratio times the anticipated percent of claims outstanding, and expressed as a percentage times tabular reserves, including a provision for litigated claims.

Reserves for unpaid group accident and health long-term disability contracts is a tabular calculation based on a seriatim listing of open disability claims.  The per $100 of monthly benefit factors are generated based on the 1987 CGDT assumptions using the appropriate valuation interest rate, quinquennial age groupings, benefit period and duration from disablement.  A modification is made for claims in the first two years from disablement.

For certain group accident and health short-term disability contracts, the present value of amounts not yet due on claims reserves for certain policies is based on the chain-ladder loss reserving method.

For the remaining group accident and health short-term disability contracts, the present value of amounts not yet due on claim reserve for certain policies with a benefit period of one to three years are based on the Bornhuetter-Ferguson loss reserving method.  Expected paid claims and premiums and the resulting loss ratios are developed separately for each benefit period and incurred year with no interest discount.

Dividends to Policyholders

Dividends are provided based on dividend formulas approved by the Board of Directors of the Company in accordance with actuarially determined dividend scales.  Dividends to policyholders are reflected in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis at amounts estimated to be paid or credited to policyholders during the subsequent year on the policy anniversary dates.  A portion of the Company’s business has been issued on a participating basis.  The amount of insurance in force on individual life participating policies was $1,205,546 or 3.0% and $1,217,247 or 2.4% of total insurance in force at December 31, 2013 and 2012 respectively.

Accrued Separate Account Transfers

Accrued separate account transfers primarily consist of the amount of policyholder account values over modified reserves used in the separate account, such as the use of CARVM and CRVM.

Asset Valuation and Interest Maintenance Reserves

The AVR is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company.  The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes.  Changes in the reserve are charged or credited to unassigned surplus.

The IMR is calculated based on the prescribed method developed by the NAIC.  Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment. Amortization included in net investment income was $3,845, $3,520 and $3,170 for 2013, 2012 and 2011, respectively.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Recognition of Premium Revenues and Related Costs

Life premiums are recognized as income when premiums are due.  Annuity considerations are recognized as income when received.  Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies.   Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Reinsurance

Reinsurance premiums and claims are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premiums, benefits, and the reserves and unpaid claim liabilities are reported net of reinsured amounts.

In a modified coinsurance arrangement, the ceding company retains the assets equal to the modified coinsurance reserve.    This reserve represents a prepayment of the reinsurer’s future obligation.  The initial amount transferred for the reserve and subsequent change in value is required to be reflected separately.

Surplus Notes

The Surplus Notes (“the Notes”) are included in capital and surplus.  Interest on the Notes is not accrued until written approval from the Department has been received.

Income Taxes

The Company files a life/non-life consolidated tax return with AMHC and AMHC includible affiliates and is party to a federal income tax allocation agreement.  The Company’s income tax allocation is based upon a written agreement which generally specifies separate income tax return calculations with current credit for net operating losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

The Company is subject to tax-related audits in the normal course of operations.  The Company records a contingency for these tax-related matters when it is more likely than not that a liability has been incurred and the amount of the loss can be reasonably estimated.  The Company reviews its loss contingencies on an ongoing basis to ensure that the Company has appropriate reserves recorded on the Balance Sheets - Statutory Basis.  These reserves are based on judgment made by management with respect to the likely outcome of these matters.  The Company’s judgment could change based on new information, Internal Revenue Service examinations and changes in laws or regulations.  There was no reserve held for tax related contingencies at December 31, 2013 and 2012, respectively.

The statute of limitations, generally, is closed for the Company through December 31, 2003.  The IRS has completed a field examination of the Company for tax year 2008 and a limited scope examination for tax years 2009 and 2010.  The IRS field examination also included a review of the Company’s amended tax returns filed for tax years 2003 through 2008.  The Company is in agreement with the IRS field examination reports which were forwarded to the Joint Committee on Taxation in early 2014.

Separate Accounts

Separate account assets and liabilities reported in the accompanying statutory basis financial statements represent funds that are separately administered, principally for variable annuity, variable life and group annuity contracts and for which the contract holders, rather than the Company, bear the investment risk.  Separate account contract holders have no claim against the assets of the general account of the Company.  Investment income and gains and losses from these accounts accrue directly to contract holders and are not included in the accompanying statutory basis financial statements.

Fair values and changes in the fair values of separate account assets generally accrue directly to the contract holders and are not included in the Company’s revenues and expenses or surplus.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Vulnerability due to Certain Concentrations

The Company operates in a business environment which is subject to various risks and uncertainties.  Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes.  Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses.  This legislation may present an increased level of competition for sales of the Company’s products.  Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law.  Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products.  The demand for life insurance products that are used to address a customer’s estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

During 2013, 2012 and 2011, decreased liquidity in certain markets adversely impacted the fair value of the Company’s investments, in particular loan-backed and structured securities. The Company anticipates these conditions will continue over the next year and will continue to evaluate the reasonableness of the fair value of the impacted bonds by comparison to alternative market sources along with consideration of credit spreads for similar securities and the characteristics and performance of the underlying collateral.

Accounting Pronouncements

Statement of Statutory Accounting Principles No. 61 – Revised “Life, Deposit-type and Accident and Health Reinsurance” (“SSAP No. 61R”)

In December 2012, the NAIC issued SSAP No. 61R to incorporate the definition and accounting treatment for certified reinsurers.  The revisions to this statement were effective for the reporting periods beginning on or after December 31, 2012.  The adoption of the statement did not have a material impact to the Company’s financial position or results of operations.

Statement of Statutory Accounting Principles No. 102, “Accounting for Pensions, A Replacement of SSAP No. 89” (“SSAP No. 102”)

In March 2012, the NAIC issued SSAP No. 102, which replaced SSAP No. 89 for the accounting and related reporting for pension obligations. This statement required that underfunded defined benefit pension obligations, as determined when the projected benefit obligation exceeds the fair value of plan assets, be recognized as a liability.  The statement was effective beginning January 1, 2013.  The adoption of the statement did not have a material impact to the Company’s financial position or results of operations.

Statement of Statutory Accounting Principles No. 103, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SSAP No. 103”)

In March 2012, the NAIC issued SSAP No. 103, which supersedes SSAP No. 91R “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  The statement had an effective date of January 1, 2013 with prospective application.  The adoption of this statement did not have an impact on the Company’s financial position or results of operations.

Statement of Statutory Accounting Principles No. 92, “Accounting for Postretirement Benefits Other than Pensions, a Replacement of SSAP No. 14” (“SSAP No. 92”)

In March 2012, the NAIC issued SSAP No. 92, which superseded SSAP No. 14, “Postretirement Benefits Other Than Pensions”.  The statement was effective January 1, 2013.  The adoption of this statement did not impact the Company’s financial position or results of operations as these obligations are held by AHC as disclosed in Note 5 – Employee Benefits.

Accounting Changes and Corrections of Errors

On January 1, 2013, the Company adopted SSAP No. 102, “Accounting for Pensions, a Replacement of SSAP No. 89”. The Company released its minimum pension liability of $6,486 through a direct increase in unassigned surplus, then established an unrecognized actuarial loss of $6,584 and prior service cost of $5 as direct decreases in unassigned surplus for a total net impact to reduce unassigned surplus for ($103) upon adoption.

During 2013, the Company discovered the following errors relate to a prior year that resulted in a direct increase in unassigned surplus at December 31, 2013:  (1) vendor calculation error on option C death benefit reserves of $3,441, and (2) timing delay in reporting reinsurance ceded on a death claim receivable of $2,956.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Additionally during 2013, the Company discovered the following errors related to a prior year that resulted in a direct decrease in unassigned surplus at December 31, 2013:  (1) an error in a system coding resulting in an incorrect calculation of valuation reserves of $607, and  (2) an incorrect accrual calculated on a third party administrative fees receivable of $1,259.

During 2012, the Company discovered an error in the data feed from its reinsurance system for calculation of reinsurance reserves.  This error was corrected related to a prior year as a direct increase in unassigned surplus of $1,568 at December 31, 2012.

During 2011, the Company discovered the following errors related to a prior year that resulted in a direct increase in unassigned surplus at December 31, 2011: (1) a rate error of $374 in its reinsurance system which impacted premiums ceded to a third party, (2) a reinsurance reserve data error of $430 on a universal life rider, (3) a data error of $349 on group deferred annuity reserves and (4) that it had overpaid commission and expense allowances for $1,907 on its intercompany reinsurance treaty with Acacia.

Additionally during 2011, the Company discovered the following errors related to a prior year that resulted in a direct decrease in unassigned surplus at December 31, 2011: (1) that it had not accrued $361 for a profit sharing commission due to a third party related to its Texas Accident and Health block of business and (2) valuation coding errors of $1,431 on certain Actuarial Guideline 38 products.

NOTE 2 - INVESTMENTS

Bonds

The cost or amortized cost and estimated fair value of bonds are summarized as follows at December 31, 2013:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$340,098	$17,673	$(1,617)	$356,154
Special Revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	359,768	13,101	(6,005)	366,864
Hybrid securities	50,290	4,381	(141)	54,530
Industrial and miscellaneous (unaffiliated)	2,909,643	190,222	(38,265)	3,061,600
Total Bonds	$3,659,799	$225,377	$(46,028)	$3,839,148

The cost or amortized cost and estimated fair value of bonds are summarized as follows at December 31, 2012:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$423,680	$46,345	$-	$470,025
Special Revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	422,308	33,902	(437)	455,773
Hybrid securities	85,278	4,601	(488)	89,391
Industrial and miscellaneous (unaffiliated)	3,344,758	384,668	(13,338)	3,716,088
Total Bonds	$4,276,024	$469,516	$(14,263)	$4,731,277

NOTE 2 - INVESTMENTS, (continued)

At December 31, 2013 and 2012, the amortized cost of bonds was reduced by $208 and $1,111, respectively, of cumulative fair value adjustments on bonds rated NAIC “6” to derive the carrying amounts of bonds in the Balance Sheets - Statutory Basis of $3,659,591 and $4,274,913, respectively.

The cost or amortized cost and estimated fair value of the Company's investments in bonds by contractual maturity are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Fair Value
Due in one year or less	$204,623	$208,438
Due after one year through five years	933,032	1,028,171
Due after five years through ten years	1,341,361	1,382,186
Due after ten years	1,117,565	1,153,834
Bonds with multiple repayment dates	63,218	66,519
Total Bonds	$3,659,799	$3,839,148

Proceeds from the sales, repayments, and maturities of investments in bonds are as follows:

	Years Ended December 31
	2013	2012	2011
Bonds:
Proceeds from sales	$106,873	$203,098	$96,892
Proceeds from repayments and maturities	292,484	212,965	207,592
Total bonds	$399,357	$416,063	$304,484

Realized capital gains (losses) are as follows:

	Years Ended December 31
	2013	2012	2011
Bonds:
Gross realized capital gains on sales	$8,772	$21,273	$5,278
Gross realized capital losses on sales	(605)	(1,070)	(230)
Net realized capital gains on sales	8,167	20,203	5,048
Other, including impairments and net gain on dispositions
other than sales	60,364	(9,526)	(11,465)
Total bonds	68,531	10,677	(6,417)
Common stocks	3,077	190	3,256
Mortgage loans	8,839	-	-
Real estate	(250)	(485)	-
Other investments	588	1,192	(946)
Realized capital gains (losses) before federal income taxes
and transfer to IMR	80,785	11,574	(4,107)
Realized capital losses transferred to IMR	(77,075)	(16,000)	(4,939)
Federal income tax benefit	(18,304)	(1)	(11,940)
Net realized capital gains (losses)	$22,014	$(4,425)	$2,894

NOTE 2 - INVESTMENTS, (continued)

The Company has entered into an agreement with the Federal Home Loan Bank (FHLB) of Topeka to enhance investment yields through investment spread strategies and to provide for liquidity needs, if a future need for immediate liquidity arises.  The agreement provides for advances (lines of credit) up to $150,000 to the Company in return for the purchase of asset-based membership stock equal to 0.1% of assets, with a $500 maximum, plus an additional activity-based stock purchase equal to 5% of the advances less the amount of the asset-based membership stock held.  As part of the agreement, $5,391 and $2,489 in stock was owned at December 31, 2013 and 2012, respectively.  The Company had no outstanding balance related to the lines of credit at December 31, 2013 or 2012.

As of December 31, 2013 and 2012, the Company had issued $100,000 and $50,000 of funding agreements with the FHLB, respectively.  There was $171,842 and $85,708 collateral pledged at December 31, 2013 and 2012, respectively.  The assets and reserves are reported in the general account as the Company’s strategy is to increase investment income to the general account from the investment spread strategy.  The related reserves are reported in deposit-type funds of $100,029 and $50,015 on the Balance Sheets – Statutory Basis as of December 31, 2013 and 2012, respectively.

Restricted Assets

A detailed summary of restricted assets (including pledged assets) primarily bonds and common stock at cost or amortized cost as of December 31, 2013 is as follows:

	Gross Restricted				Percentage
Restricted Asset Category	Total Current Year	Total Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Additional Restricted to Total Admitted Assets
Letter stock or securities
restricted as to sale	$5,391	$2,489	$2,902	$5,391	0.083%	0.083%
On deposit with states	126,223	3,561	122,662	126,223	1.932%	1.944%
Pledged as collateral not
captured in other categories:
Derivatives	2,000	3,498	(1,498)	2,000	0.031%	0.031%
FHLB	171,842	85,708	86,134	171,842	2.631%	2.647%
Total Restricted Assets	$305,456	$95,256	$210,200	$305,456	4.676%	4.706%

NOTE 2 - INVESTMENTS, (continued)

An aging of unrealized losses on the Company’s investments in bonds and common stocks follows:

	December 31, 2013
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$28,761	(1,617)	$-	$-	$28,761	$(1,617)
Special Revenue and special
assessment obligations and all non-
guaranteed obligations of agencies
and authorities of governments and
their political subdivisions	107,101	(6,005)	-	-	107,101	(6,005)
Hybrid securities	-	-	4,109	(141)	4,109	(141)
Industrial and miscellaneous
(unaffiliated)	601,324	(32,324)	67,843	(5,941)	669,167	(38,265)
Total Bonds	737,186	(39,946)	71,952	(6,082)	809,138	(46,028)
Common Stocks	2,376	(64)	50	(8)	2,426	(72)
Total	$739,562	$(40,010)	$72,002	$(6,090)	$811,564	$(46,100)

December 31, 2012
Less than 12 Months			12 Months or More		Total
Fair Value		Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$-	$-	$-	$-	$-	$-
Special Revenue and special
assessment obligations and all non-
guaranteed obligations of agencies
and authorities of governments and
their political subdivisions	14,367	(437)	-	-	14,367	(437)
Hybrid securities	2,750	-	16,547	(488)	19,297	(488)
Industrial and miscellaneous
(unaffiliated)	92,431	(2,544)	106,670	(10,794)	199,101	(13,338)
Total Bonds	109,548	(2,981)	123,217	(11,282)	232,765	(14,263)
Common Stocks	5,230	(365)	2,316	(207)	7,546	(572)
Total	$114,778	$(3,346)	$125,533	$(11,489)	$240,311	$(14,835)

The unrealized losses in 2013 and 2012 reported above for bonds were partially due to liquidity and credit-related considerations. The Company considers various factors when considering if a decline is other-than-temporary, including the length of time and size of the unrealized loss, deterioration in ratings, industry conditions or factors related to a geographic area that are negatively affecting a security, violation of loan covenants, overall financial condition of the issuer and the Company’s intention and ability to sell or hold the security until maturity or recovery.  Upon review of these factors, the Company determined that such declines were temporary in nature.  Therefore, the Company does not believe the unrealized losses on investments represent other-than-temporary impairments as of December 31, 2013 and 2012.

NOTE 2 - INVESTMENTS, (continued)

The Company considers various factors when considering if a decline in fair value of a security is other-than-temporary, including but not limited to, the length of time and magnitude of the unrealized loss; the volatility of the investment; analyst recommendations and price targets; opinions of the Company’s investment managers; market liquidity; and the Company’s intentions to sell or ability to hold the investments until recovery. Based on an evaluation of these factors, during 2013 the Company recorded realized losses for other-than-temporary impairments on common stocks of $24.  During 2012, the Company recorded no other-than-temporary impairments on stocks as realized losses.

The Company’s bond and short-term investment portfolios are predominantly comprised of investment grade securities. At December 31, 2013 and 2012, bonds totaling $96,576 and $115,323, respectively, (2.6% and 2.7%, respectively, of the total bond and short-term portfolios) are considered “below investment grade.” Securities are classified as “below investment grade” by utilizing rating criteria established by the NAIC.  During 2013, 2012, and 2011, the Company recorded realized losses for other-than-temporary impairments on bonds of $1,645, $9,526 and $12,655, respectively.

The Company has exposure to subprime mortgage loans within its total investments in loan-backed and structured securities.  The Company manages its exposure to subprime mortgage loans in several ways.  First, the Company monitors its exposure level to loan-backed and structured securities against defined restrictions prescribed by its Investment Policy.  Restrictions include exposure at the aggregate level to loan-backed and structured securities along with exposure to ratings classes and subsectors.  Also, the Company continually tracks subprime loan-backed and structured securities for factors including credit performance, rating agency actions, prepayment trends and de-levering. Loans with trends that may indicate underperformance are monitored closely for any further deterioration that may result in action by the Company.

As of December 31, 2013 and 2012, the Company's total investment in non-agency loan-backed and structured securities represents securities with an adjusted cost basis of $109,466 and $168,041 and a fair value of $120,440 and $170,969, respectively.  Additionally, as of December 31, 2013 and 2012, the Company’s exposure related to subprime loan-backed and structured securities represents securities with a carrying value of $58,632 and  $80,561 and a fair value of $61,830 and $80,982 respectively.

A summary of loan-backed and structured security investments with recognized other-than-temporary impairments in 2013 is as follows:

	Amortized Cost Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
March 31, 2013
Present value of cash flows	$-	$-	$-	$-
June 30, 2013
Present value of cash flows	$254	$-	$121	$125
September 30, 2013
Present value of cash flows	$3,348	$-	$1,351	$3,040
December 31, 2013
Present value of cash flows	$302	$-	$173	$72

NOTE 2 - INVESTMENTS, (continued)

A detail summary of the loan-backed and structured security investments with recognized other-than-temporary impairments listed above is as follows:

June 30, 2013
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
12669FED1	$254	$133	$121	$133	$125
Total	$254	$133	$121	$133	$125

September 30, 2013
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
466247MD2	$1,547	$862	$685	$862	$1,695
55265WDU4	1,486	937	549	937	1,056
126673UC4	315	198	117	198	289
Total	$3,348	$1,997	$1,351	$1,997	$3,040

December 31, 2013
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
12669ERS7	$302	$129	$173	$129	$72
Total	$302	$129	$173	$129	$72

A summary of loan-backed and structured security investments with recognized other-than-temporary impairments in 2012 is as follows:

	Amortized Cost Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
March 31, 2012
Present value of cash flows	$-	$-	$-	$-
June 30, 2012
Present value of cash flows	$23,531	$-	$4,470	$18,935
September 30, 2012
Present value of cash flows	$8,598	$-	$3,481	$6,485
December 31, 2012
Present value of cash flows	$1,825	$-	$510	$1,042

NOTE 2 - INVESTMENTS, (continued)

A detail summary of the loan-backed and structured security investments with recognized other-than-temporary impairments listed above is as follows:

June 30, 2012
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
31393XWM5	$6,672	$5,335	$1,337	$5,335	$5,735
05949CKB1	566	281	285	281	341
12669DM62	1,196	830	366	830	635
76110GYT2	957	561	396	561	797
36228FK47	902	522	380	522	431
126673RD6	593	239	354	239	195
05953YCF6	248	87	161	87	93
76110HHL6	953	800	153	800	972
36242DNE9	9,024	8,864	160	8,864	8,181
225470FY4	805	618	186	618	662
126673UB6	568	456	113	456	360
05948XUJ8	344	50	294	50	136
12669FED1	529	357	172	357	258
76110G7F2	174	61	113	61	139
Total	$23,531	$19,061	$4,470	$19,061	$18,935

September 30, 2012
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
31393XWM5	$5,196	$2,812	$2,384	$2,812	$3,983
05948KGP8	225	99	126	99	194
05948XKB6	300	155	145	155	270
378961AW6	1,861	1,381	480	1,381	1,293
378961AX4	690	509	181	509	539
94980PAN1	326	161	165	161	206
Total	$8,598	$5,117	$3,481	$5,117	$6,485

December 31, 2012
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
36228FK47	$787	$554	$233	$554	$875
76110HNZ8	1,038	761	277	761	167
Total	$1,825	$1,315	$510	$1,315	$1,042

NOTE 2 - INVESTMENTS, (continued)

A summary of loan-backed and structured security investments with unrealized losses for which an other-than-temporary impairment has not been recognized as of December 31, 2013 follows:

	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses

Structured securities	$184,948	$176,788	$(8,160)	$46,231	$43,005	$(3,226)

A summary of loan-backed and structured security investments with unrealized losses for which an other-than-temporary impairment has not been recognized as of December 31, 2012 follows:

	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses

Structured securities	$29,383	$28,229	$(1,154)	$100,072	$91,553	$(8,519)

Mortgage Loans and Real Estate

The mortgage loan portfolio by geographic region and property type is as follows:

	December 31, 2013		December 31, 2012
	Carrying Amount	Percent of Carrying Amount	Carrying Amount	Percent of Carrying Amount
Region
New England and Mid Atlantic	$38,889	6.4%	$33,544	5.0%
South Atlantic	165,409	27.2	183,300	27.4
North Central	160,568	26.5	184,914	27.6
South Central	113,392	18.7	111,291	16.6
Mountain	68,827	11.3	80,295	12.0
Pacific	60,236	9.9	76,056	11.4
Total	$607,321	100.0%	$669,400	100.0%

Property Type
Apartment and residential	$112,425	18.5%	$118,869	17.9%
Warehouses and industrial	221,966	36.5	218,265	32.6
Retail and shopping center	121,413	20.0	161,576	24.1
Office	131,548	21.7	148,934	22.2
Other	19,969	3.3	21,756	3.2
Total	$607,321	100.0%	$669,400	100.0%

For the mortgage loans held by the Company, debt service coverage ratio (“DSCR”) is considered a key credit quality indicator for loans that are income dependent while loan to value and borrower financial strength are considered key credit quality indicators for borrower-occupied loans.  Debt service coverage ratios compare a property’s net operating income to the borrower’s principal and interest payments.  Loan to value and debt service coverage ratios are updated annually or as warranted by economic conditions or impairment considerations.  Residential mortgage loans which are delinquent as to principal and interest 90 days or more are classified as nonperforming loans.

NOTE 2 - INVESTMENTS, (continued)

Debt service coverage ratios for income dependent mortgage loans are summarized as follows:

	December 31
	2013	2012
DSCR Distribution
Below 1.0	$48,941	$53,509
1.0 - 1.2	67,169	64,701
1.2 - 1.8	321,876	343,704
Greater than 1.8	103,756	136,625
Total	$541,742	$598,539

Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable future, the decrease in cash flows is considered temporary, or there are other risk mitigating factors.

Loan to value for borrower-occupied commercial real estate mortgage loans is summarized as follows:

	December 31
	2013	2012
Loan to Value
Below 60%	$1,724	$1,407
60-75%	6,043	-
Total	$7,767	$1,407

The key credit quality indicators for the residential mortgage loans is based on payment activity as follows:

	December 31, 2013
	Residential First Mortgages	Second Trusts	Total
Performing	$57,114	$-	$57,114
Non-performing	698	-	698
Total	$57,812	$-	$57,812

	December 31, 2012
	Residential First Mortgages	Second Trusts	Total
Performing	$69,454	$-	$69,454
Non-performing	-	-	-
Total	$69,454	$-	$69,454

NOTE 2 - INVESTMENTS, (continued)

An aging analysis of the loans held by the Company is summarized as follows:

	December 31, 2013
	Residential	Commercial	Total
Recorded investment (all)
Current	$56,654	$549,509	$606,163
30-59 days past due	460	-	460
60-89 days past due	-	-	-
90-179 days past due	517	-	517
180+ days past due	181	-	181
Accruing interest 90-179 days past due
Recorded investment	-	-	-
Interest accrued	-	-	-
Accruing interest 180+ days past due
Recorded investment	-	-	-
Interest accrued	-	-	-
Interest reduced
Recorded investment	-	2,863	2,863
Number of loans	-	1	1
Percent reduced	-%	1.95%	1.95%

	December 31, 2012
	Residential	Commercial	Total
Recorded investment (all)
Current	$66,969	$591,316	$658,285
30-59 days past due	897	6,305	7,202
60-89 days past due	1,588	-	1,588
90-179 days past due	-	-	-
180+ days past due	-	2,324	2,324
Accruing interest 90-179 days past due
Recorded investment	-	-	-
Interest accrued	-	-	-
Accruing interest 180+ days past due
Recorded investment	-	2,324	2,324
Interest accrued	-	101	101
Interest reduced
Recorded investment	-	1,050	1,050
Number of loans	-	1	1
Percent reduced	-%	0.90%	0.90%

At December 31, 2013, the average size of an individual commercial mortgage loan was $1,147.  The average size of an individual residential mortgage loan was $346. For commercial mortgage loans, the Company's policy is to obtain a first mortgage lien and to require a loan to value ratio of 75% or less at acquisition. The Company's policy for commercial loans is to recognize due and accrued interest income on impaired loans if deemed collectible. However, the due and accrued interest income deemed collectible on impaired loans over 180 days past due is nonadmitted. For residential loans, the Company recognizes due and accrued interest income on impaired loans if under 90 days delinquent. Loans 90 days past due or greater will be placed on non-accrual status and all previously accrued interest will be reversed.

The Company had mortgage reserves (the mortgage component of the asset valuation reserve) of $7,376 and $24,620 at December 31, 2013 and 2012, respectively.  As of December 31, 2013, the maximum and minimum rates of interest in the Company's mortgage loan portfolio were 9.75% and 4.13% for commercial loans and 4.38% and 2.88% for residential loans.

NOTE 2 - INVESTMENTS, (continued)

In 2013, the Company issued 51 new commercial mortgage loans at the maximum and minimum rates of interest of 6.00% and 4.13% totaling $115,362. The Company did not acquire any residential mortgage loans in 2013. Fire insurance is carried on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

At December 31, 2013, the Company did not hold any commercial mortgage loans with interest more than 180 days past due.  During 2013, the Company reduced the interest rate on one commercial mortgage with a carrying value of $2,863.  The rate was reduced by 1.95%. At December 31, 2013 and 2012, the Company held no mortgage loans that were converted to loans that require payments of principal or interest be made based upon the cash flows generated by the property serving as collateral for the loans or that have a diminutive payment requirement.

Mortgage loans are evaluated individually for impairment.  At December 31, 2013 and 2012, the Company held impaired mortgage loans with a total carrying value of $4,442 and $558, respectively.  There was interest income recognized on these loans in the amount of $331 in 2013 and $57 in 2012.  The Company had impairments for commercial mortgage loans in the amounts of $313, $0 and $741 and for residential mortgage loans of $175, $0 and $0 during 2013, 2012 and 2011, respectively.

The investment in impaired loans with or without credit losses are as follows:

	December 31, 2013
	Residential	Commercial	Total
With allowance for credit losses	$-	$-	$-
No allowance for credit losses	397	4,442	4,839

	December 31, 2012
	Residential	Commercial	Total
With allowance for credit losses	$-	$-	$-
No allowance for credit losses	-	558	558

A summary of information pertaining to impaired loans is as follows:

	December 31, 2013
	Residential	Commercial	Total

Average recorded investment	$621	$1,999	$2,620
Interest income recognized	16	331	347
Recorded investments on nonaccrual status	698	-	698
Amount of interest income recognized using a cash basis method
of accounting	15	343	358

	December 31, 2012
	Residential	Commercial	Total

Average recorded investment	$6	$563	$569
Interest income recognized	-	57	57
Recorded investments on nonaccrual status	-	-	-
Amount of interest income recognized using a cash basis method
of accounting	-	-	-

 NOTE 2 - INVESTMENTS, (continued)

Real estate consists of the home office property, properties held for the production of income and properties held for sale.  Accumulated depreciation for real estate was $42,311 and $40,565 as of December 31, 2013 and 2012, respectively.  The Company recorded one impairment loss on real estate in the amount of $250 on Stockton Industrial, located in Stockton, CA.  This property is currently held for sale and had a carry value of $2,072 at December 31, 2013.

Net Investment Income

Major categories of net investment income by class of investment are summarized below.

	Years Ended December 31
	2013	2012	2011
Income:
Bonds	$200,679	$219,518	$220,882
Common stocks	729	747	568
Mortgage loans	36,306	37,503	37,660
Real estate *	5,374	5,167	5,640
Loans on insurance contracts	9,651	10,645	10,573
Short-term investments	7	35	15
Derivatives	8,385	2,970	5,852
Other investments	9,108	6,980	6,026
Amortization of interest maintenance reserve	3,845	3,520	3,170
Gross investment income	274,084	287,085	290,386
Expenses:
Depreciation	1,742	952	832
Other	17,125	15,756	15,811
Total investment expenses	18,867	16,708	16,643
Net investment income	$255,217	$270,377	$273,743

*  Includes amounts for the occupancy of company-owned property of $3,502, $3,454 and $3,905 in 2013, 2012 and 2011, respectively.

Fair Value of Financial Instruments

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds when carried at the lower of cost or market.  The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing).

In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price.  These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models.  Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

NOTE 2 - INVESTMENTS, (continued)

The Company’s financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by Fair Value Measurements as defined under SSAP No. 100.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3).  An asset’s classification is based on the lowest level input that is significant to its measurement.  For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).  The levels of the fair value hierarchy are as follows:

         Level 1 – Values are unadjusted quoted prices for identical assets in active markets accessible at the measurement date.

        Level 2 – Inputs include quoted prices for similar assets in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves.

        Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset at the reporting date.

The following table provides information as of December 31, 2013 about the Company’s financial assets measured at fair value:

	Level 1	Level 2	Level 3	Total
Bonds
Industrial and miscellaneous	$-	$-	$88	$88
Total Bonds	-	-	88	88
Common Stock
Industrial and miscellaneous	48,392	-	-	48,392
Parent, subsidiaries and affiliates	122	-	-	122
Total Common Stocks	48,514	-	-	48,514
Other Investments
Derivative assets
Index call options	1,412	13,783	-	15,195
Total Other Investments	1,412	13,783	-	15,195
Separate account assets	1,630,959	-	-	1,630,959
Total assets at fair value	$1,680,885	$13,783	$88	$1,694,756

The following table provides information as of December 31, 2012 about the Company’s financial assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
Bonds
Industrial and miscellaneous	$-	$-	$5,940	$5,940
Total Bonds	-	-	5,940	5,940
Common Stock
Industrial and miscellaneous	36,072	-	-	36,072
Parent, subsidiaries and affiliates	24	-	-	24
Total Common Stocks	36,096	-	-	36,096
Other Investments
Derivative assets
Equity/index options	-	9,594	-	9,594
Total Other Investments	-	9,594	-	9,594
Separate account assets	1,558,842	-	-	1,558,842
Total assets at fair value	$1,594,938	$9,594	$5,940	$1,610,472

NOTE 2 - INVESTMENTS, (continued)

The valuation techniques used to measure the fair values by type of investment in the previous table follow:

Level 1 - Financial Assets

These assets include actively-traded exchange-listed common stocks, mutual funds and call options.  Unadjusted quoted prices for these securities are provided to the Company by independent pricing services.  Separate account assets in Level 1 include actively-traded institutional and retail mutual fund investments where fair value represents net asset values received from fund managers who stand ready to transact at the quoted values.

Level 2 - Financial Assets

These assets include equity/index call options. The Company used broker quotes for the monthly valuation of equity/index call options. The broker quotes use the S&P Dividend Yield and Implied Volatility inputs in the Black Scholes Model that is tailored to the remaining term of each call option.  In addition, the Company corroborates the broker quotes to Bloomberg and to actual trades.  As the Company process corroborates the broker quotes to the market, equity/index call options are classified as Level 2.

Level 3 - Financial Assets

The Company classified non-agency mortgage-backed securities carried at fair value due to NAIC 6 ratings in Level 3 at December 31, 2013 and December 31, 2012.  The primary inputs to valuation include reported trades, bids, benchmark yields, credit spreads, estimated cash flows, prepayment speeds, and collateral performance.  Collateral performance is analyzed for each security and includes default rates, loss severity rates and prepayment speeds.  These securities were classified in Level 3 due to the price being based on unobservable market data due to lack of observable measurements.

The following table summarizes changes to our financial instruments for the year ended December 31, 2013 carried at fair value for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

	Beginning balance at 1/1/2013	Transfers into Level 3	Transfer out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus	Settlements	Ending balance at 12/31/2013
Assets:
Bonds
Industrial and miscellaneous	$5,940	$86	$(5,828)	$(91)	$23	$(42)	$88
Total Assets	$5,940	$86	$(5,828)	$(91)	$23	$(42)	$88

The following table summarizes changes to our financial instruments for the year ended December 31, 2012 carried at fair value for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

	Beginning balance at 1/1/2012	Transfers into Level 3	Transfer out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus	Settlements	Ending balance at 12/31/2012
Assets:
Bonds
Industrial and miscellaneous	$6,597	$5,286	$(4,905)	$(1,166)	$569	$(441)	$5,940
Total Assets	$6,597	$5,286	$(4,905)	$(1,166)	$569	$(441)	$5,940

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads.  Transfers between level categorizations may also occur due to changes in the valuation source.  Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.  There were no transfers between Level 1 and 2 during 2013 and 2012.

NOTE 2 - INVESTMENTS, (continued)

The following table presents information about significant unobservable inputs used in Level 3 assets measured at fair value for the period ended December 31, 2013:

Securities
Assets accounted for		Predominant		Range of Values	Impact of Increase
at Fair Value		Valuation	Significant	- Unobservable Inputs	in Input on
on a recurring basis	Fair Value	Method	Unobservable Input	(Weighted Average) ¹	Fair Value ²
Residential mortgage- backed securities [3]	$88	Discounted cash flows	Constant prepayment rate	2% - 13% (9%)	Decrease
			Constant default rate	1% - 2% (1%)	Decrease
			Loss severity	5% - 35% (24%)	Decrease

¹ The weighted average is determined based on the fair value of the securities.

² Conversely, the impact of a decrease in input would have the opposite impact to the fair value as that presented in the table above.

³ Primarily mezzanine tranches of non-agency residential mortgage-backed securities.

The following table presents information about significant unobservable inputs used in Level 3 assets measured at fair value for the period ended December 31, 2012:

Securities
Assets accounted for		Predominant		Range of Values	Impact of Increase
at Fair Value		Valuation	Significant	- Unobservable Inputs	in Input on
on a recurring basis	Fair Value	Method	Unobservable Input	(Weighted Average) ¹	Fair Value ²
Residential mortgage-backed securities [3]	$5,940	Discounted cash flows	Constant prepayment rate	12% -31% (20%)	Decrease
			Constant default rate	0% - 5% (2%)	Decrease
			Loss severity	10% - 75% (31%)	Decrease

¹ The weighted average is determined based on the fair value of the securities.

² Conversely, the impact of a decrease in input would have the opposite impact to the fair value as that presented in the table above.

³ Primarily mezzanine tranches of non-agency residential mortgage-backed securities.

The tables below reflect the fair values and book/adjusted carrying values of all admitted assets and liabilities that are financial instruments excluding those accounted for under the equity method. The Company had no financial instruments that were determined it was not practicable to calculate a carrying value. The fair values are also categorized into the three-level fair value hierarchy as described previously.

NOTE 2 - INVESTMENTS, (continued)

As of December 31, 2013:

	Fair Value	Book /Adjusted Carrying Value	Level 1	Level 2	Level 3
Assets:
Bonds	$3,839,148	$3,659,591	$-	$3,308,957	$530,191
Common stocks	53,905	53,905	48,514	5,391	-
Mortgage loans	630,250	607,321	-	-	630,250
Cash, cash equivalents and short-term
investments	38,800	38,800	38,800	-	-
Loans on insurance contracts	169,192	164,187	-	-	169,192
Other investments	15,195	15,195	1,412	13,783	-
Investment income due and accrued	42,605	42,605	42,605	-	-
Separate account assets	1,630,959	1,630,959	1,630,959	-	-
Total financial assets	$6,420,054	$6,212,563	$1,762,290	$3,328,131	$1,329,633

Liabilities:
Deposit-type funds	$206,309	$205,896	$-	$-	$206,309
Separate account liabilities	1,630,959	1,630,959	1,630,959	-	-
Total financial liabilities	$1,837,268	$1,836,855	$1,630,959	$-	$206,309

As of December 31, 2012:

	Fair Value	Book /Adjusted Carrying Value	Level 1	Level 2	Level 3
Assets:
Bonds	$4,731,277	$4,274,913	$-	$4,162,222	$569,055
Common stocks	38,585	38,585	36,096	2,489	-
Mortgage loans	710,786	669,400	-	-	710,786
Cash, cash equivalents and short-term
investments	59,785	59,785	59,785	-	-
Loans on insurance contracts	208,204	182,355	-	-	208,204
Other investments	9,594	9,594	-	9,594	-
Investment income due and accrued	51,896	51,896	51,896	-	-
Separate account assets	1,558,842	1,558,842	1,558,842	-	-
Total financial assets	$7,368,969	$6,845,370	$1,706,619	$4,174,305	$1,488,045

Liabilities:
Deposit-type funds	$168,975	$167,287	$-	$-	$168,975
Separate account liabilities	1,558,842	1,558,842	1,558,842	-	-
Total financial liabilities	$1,727,817	$1,726,129	$1,558,842	$-	$168,975

NOTE 2 - INVESTMENTS, (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        Bonds: The fair values for bonds are based on quoted market prices, where available.  For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.  The fair values of loan-backed and structured securities are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.  Bonds priced based on observable market information are assigned to Level 2.  Bonds priced based on uncorroborated broker quotes, unobservable market inputs or internal valuations are assigned to Level 3.

            Common Stocks: For publicly traded securities and affiliated mutual funds, fair value is obtained from independent pricing services or fund managers and are assigned to Level 1 as the fair values are based on quoted prices in active markets for identical securities. For stock in FHLB, carrying amount approximates fair value and as such are assigned to Level 2.

            Mortgage loans:  The fair values of commercial mortgage loans are estimated using discounted cash flow analysis using interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality and maturity of the investments.  The fair value of residential mortgage loans was determined based on a discounted cash flow methodology performed by a third party.  The discounted cash flow methodology incorporates historical performance, borrower, collateral and underwriting characteristics and broader macroeconomic factors.

            Cash, cash equivalents and short-term investments and investment income due and accrued: The carrying amounts for these instruments approximate their fair values due to the short maturity of these investments.

            Other Investments:  Exchange traded index call options are classified as Level 1 since the valuations are based on quoted net asset values in active markets for identical securities.  Over-the-counter index call options where the primary inputs in to valuations include broker quotes use the S&P Dividend Yield and Implied Volatility inputs in the Black Scholes Model that is tailored to the remaining term of each call option.  In addition, the Company corroborates the broker quotes to Bloomberg and to actual trades and as such are assigned to Level 2.  Other investments carried on the equity method are not included as part of the fair value disclosure.

            Loans on insurance contracts:  The fair values for loans on insurance contracts are estimated using discounted cash flow analysis at interest rates currently offered for similar loans.  Loans on insurance contracts with similar characteristics are aggregated for purposes of the calculations.

            Deposit-Type Funds:  Deposit-type funds are valued using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

            Separate account assets and liabilities:  Fair values of the separate account assets are based upon net asset values provided by the fund managers.  Separate account liabilities are carried at the fair value of the underlying assets.

NOTE 3 - INCOME TAXES

The application of SSAP No. 101 requires a company to evaluate the recoverability of gross deferred tax assets (“DTAs”) and to establish a valuation allowance if necessary to reduce the gross DTA to an amount which is more likely than not to be realized (“adjusted gross DTA”).  Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance.  In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversals; (4) taxable income in prior carry back years as well as projected taxable income exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

NOTE 3 - INCOME TAXES, (continued)

Based on an evaluation of the above factors, management believes it is more likely than not that the adjusted gross DTA, will be realized.

The components of the net deferred tax asset/(liability) as of December 31, 2013 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$114,040	$3,604	$117,644
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	114,040	3,604	117,644
Deferred tax assets non-admitted	31,154	-	31,154
Subtotal net admitted deferred tax assets	82,886	3,604	86,490
Deferred tax liabilities	(7,110)	(26,985)	(34,095)
Net admitted deferred tax assets/(net deferred tax liability)	$75,776	$(23,381)	$52,395

The amount of admitted adjusted gross deferred tax assets under each component of SSAP No. 101 as of December 31, 2013 is:

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$-	$-	$-
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$52,395	$-	$52,395
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$52,395	$-	$52,395
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$75,865
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$30,491	$3,604	$34,095
Deferred tax assets admitted as the result of application
of SSAP No. 101	$82,886	$3,604	$86,490

The components of the net deferred tax asset/(liability) as of December 31, 2012 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$135,601	$3,742	$139,343
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	135,601	3,742	139,343
Deferred tax assets non-admitted	72,705	2,580	75,285
Subtotal net admitted deferred tax assets	62,896	1,162	64,058
Deferred tax liabilities	(5,049)	(1,162)	(6,211)
Net admitted deferred tax assets	$57,847	$-	$57,847

NOTE 3 - INCOME TAXES, (continued)

The amount of admitted adjusted gross deferred tax assets under each component of SSAP No. 101 as of December 31, 2012 was:

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$-	$-	$-
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$57,847	$-	$57,847
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$57,847	$-	$57,847
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$57,847
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$5,049	$1,162	$6,211
Deferred tax assets admitted as the result of application
of SSAP No. 101	$62,896	$1,162	$64,058

The changes in the components of the net deferred tax asset/(liability) from December 31, 2012 to December 31, 2013 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$(21,561)	$(138)	$(21,699)
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	(21,561)	(138)	(21,699)
Deferred tax assets non-admitted	(41,551)	(2,580)	(44,131)
Subtotal net admitted deferred tax assets	19,990	2,442	22,432
Deferred tax liabilities	(2,061)	(25,823)	(27,884)
Net admitted deferred tax assets/(net deferred tax liability)	$17,929	$(23,381)	$(5,452)

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$-	$-	$-
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$(5,452)	$-	$(5,452)
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$(5,452)	$-	$(5,452)
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$18,018
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$25,442	$2,442	$27,884
Deferred tax assets admitted as the result of application
of SSAP No. 101	$19,990	$2,442	$22,432

NOTE 3 - INCOME TAXES, (continued)

The Company does not carry any deferred tax liabilities on unrealized capital gains related to investments in affiliates.

The Company used the following amounts in determining DTA admissibility:

	2013	2012
Ratio percentage used to determine recovery period and
threshold limitation above [Ex DTA ACL RBC ratio]	1,213%	887%
Amount of adjusted capital and surplus used to determine
recovery period and threshold limitation above	$505,766	$434,316

There were no tax planning strategies utilized as of December 31, 2013 and 2012.

The provision for incurred federal income taxes on earnings are:

	Years ended December 31
	2013	2012	2011
Federal	$(25,201)	$(30,288)	$(18,794)
Foreign	-	-	-
Subtotal	(25,201)	(30,288)	(18,794)
Federal income tax on net capital gains	8,672	5,599	(4,107)
Utilization of capital loss carry-forwards	-	-	(6,105)
Federal and foreign income tax incurred	$(16,529)	$(24,689)	$(29,006)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31			Change	Change
	2013	2012	2011	from 2012	from 2011
Deferred tax assets:
Ordinary
Discounting of unpaid losses	$8	$14	$18	$(6)	$(4)
Policyholder reserves	17,369	21,538	20,358	(4,169)	1,180
Deferred acquisition costs	39,068	49,669	49,869	(10,601)	(200)
Policyholder dividends accrual	3,739	3,597	3,520	142	77
Fixed assets	59	141	178	(82)	(37)
Compensation and benefits accrual	10,665	11,490	11,223	(825)	267
Receivables - non-admitted	3,351	3,176	4,894	175	(1,718)
Net operating loss carry-forward	36,076	41,860	71,243	(5,784)	(29,383)
Tax credit carry-forward	1,225	1,225	1,225	-	-
Other (including items <5% of total
ordinary tax assets)	2,480	2,891	3,217	(411)	(326)
Subtotal	114,040	135,601	165,745	(21,561)	(30,144)
Non-admitted deferred tax assets	31,154	72,705	103,943	(41,551)	(31,238)
Admitted ordinary deferred tax assets	$82,886	$62,896	$61,802	$19,990	$1,094

NOTE 3 - INCOME TAXES, (continued)

	December 31,			Change	Change
	2013	2012	2011	from 2012	from 2011
Capital
Investments	$1,379	$1,926	$4,732	$(547)	$(2,806)
Real Estate	2,225	1,816	1,650	409	166
Other (including items <5% of total
ordinary tax assets)	-	-	-	-	-
Subtotal	3,604	3,742	6,382	(138)	(2,640)
Statutory valuation allowance adjustment	-	-	-	-	-
Non-admitted	-	2,580	6,061	(2,580)	(3,481)
Admitted capital deferred tax assets	3,604	1,162	322	2,442	840
Admitted deferred tax assets	$86,490	$64,058	$62,124	$22,432	$1,934

Deferred tax liabilities:
Ordinary
Investments	$1,570	$1,914	$-	$(344)	$1,914
Fixed assets	28	52	67	(24)	(15)
Policyholder reserves	4,976	2,416	2,215	2,560	201
Unearned commissions	-	-	-	-	-
Other (including items <5% of total
ordinary tax liabilities)	536	667	734	(131)	(67)
Subtotal	$7,110	$5,049	$3,016	$2,061	$2,033

Capital
Investments	$26,985	$1,162	$322	$25,823	$840
Real estate	-	-	-	-	-
Subtotal	$26,985	$1,162	$322	$25,823	$840

Deferred tax liabilities	$34,095	$6,211	$3,338	$27,884	$2,873
Net deferred tax assets	$52,395	$57,847	$58,786	$(5,452)	$(939)

NOTE 3 - INCOME TAXES, (continued)

The change in the net admitted deferred tax asset was $(5,452), $(939) and $5,730 for the years ended December 31, 2013, 2012 and 2011, respectively.  The change in non-admitted deferred tax assets of $44,131, $34,719 and $42,581 was included in “Change in non-admitted assets” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2013, 2012 and 2011.

The change in net deferred income taxes are as follows:

	2013	2012	Change
Total gross deferred tax assets	$117,644	$139,343	$(21,699)
Total deferred tax liabilities	34,095	6,211	27,884
Net deferred tax asset	$83,549	$133,132	(49,583)
Adjust beginning balance for PRBA, Inc. dissolution			(153)
Tax effect of change in unrealized gains and pension liability			6,752
Change in net deferred income tax			$(42,984)

	2012	2011	Change
Total gross deferred tax assets	$139,343	$172,128	$(32,785)
Total deferred tax liabilities	6,211	3,338	2,873
Net deferred tax asset	$133,132	$168,790	(35,658)
Tax effect of change in unrealized gains			3,410
Change in net deferred income tax			$(32,248)

	2011	2010	Change
Total gross deferred tax assets	$172,128	$208,143	$(36,015)
Total deferred tax liabilities	3,338	2,501	837
Net deferred tax asset	$168,790	$205,642	(36,852)
Tax effect of change in unrealized losses			(3,964)
Change in net deferred income tax			$(40,816)

NOTE 3 - INCOME TAXES, (continued)

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes.  The significant items causing this difference as of December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Net gain from operations before income taxes	$54,832	$37,102	$45,901
Net realized capital gains/(losses) before income taxes	80,785	11,574	(4,107)
Term coinsurance agreement and emerging profits	(182)	(19,697)	(2,829)
Prior year errors	4,531	1,568	1,267
Change in pension liability	-	(1,517)	(1,569)
Total pre-tax statutory income	139,966	29,030	38,663
Change in non-admitted assets	(500)	4,907	5,611
IMR amortization	(3,773)	(3,408)	(3,004)
Tax-exempt income	(7,726)	(6,925)	(6,711)
Intercompany reinsurance transaction	(49,097)	-	-
Realized gain on dissolution of subsidiary	(1,539)	-	-
IRS examination	-	(1,012)	-
Non-deductible expense	82	350	367
Other	(1,828)	(1,342)	(1,182)
Subtotal	75,585	21,600	33,744
Statutory tax rate	0.35	0.35	0.35
Subtotal	26,455	7,560	11,810
Change in federal income tax reserve	-	-	-
Tax credits	-	-	-
Total statutory income taxes	$26,455	$7,560	$11,810

Federal and foreign income tax incurred	$(16,529)	$(24,689)	$(29,006)
Change in deferred income tax	42,984	32,248	40,816
Total statutory income taxes	$26,455	$7,560	$11,810

The Company has carryovers to subsequent years as follows:

	Net
	Operating
	Loss	Year of
Year of Origination	Amount	Expiration
2009	$76,002	2024
2010	$21,137	2025
2011	$5,937	2026

	Foreign
	Tax Credit
Year of Origination	Amount	Expiration
2006	$74	2016
2007	$368	2017
2008	$373	2018
2009	$710	2019

The amount of federal income taxes incurred in the current and each of the two preceding years, which are available for recoupment in the event of future net losses is $0.

NOTE 3 - INCOME TAXES, (continued)

There were no deposits admitted under IRC Section 6033.

The Company joins in a consolidated federal income tax return filed by AMHC.  The members of the affiliated group joining in the AMHC consolidated return are as follows:

Ameritas Holding Company	PRBA, Inc.
Ameritas Investment Partners, Inc	PRB Administrators, Inc.
Ameritas Life Insurance Corp	Acacia Federal Savings Bank
Ameritas Mortgage Funding, Inc.	Calvert Investments, Inc.
Acacia Life Insurance Company	Calvert Investment Management, Inc.
Ameritas Investment Corp.	Calvert Investment Administrative Service, Inc.
Ameritas Life Insurance Corp. of New York	Calvert Investment Distributors, Inc.
The Union Central Life Insurance Company	Calvert Investment Services, Inc.

The Company’s income tax allocation is based upon a written agreement which generally specifies separate return calculation with current credit for net operating losses, net capital losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within the twelve months of the reporting date.

NOTE 4 - INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES

Effective December 1, 2013, PRBA, Inc. was dissolved and the net assets of PRBA were distributed to the Company.  The Company recognized a realized gain of $1,539 in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

During 2013 in order for the Company to surrender its license to sell insurance business in the state of New York, the Company entered into a series of reinsurance transactions to transfer the majority of its New York issued policies to Ameritas New York as follows:

Effective May 31, 2013, the Company and Ameritas New York entered into an assumption reinsurance transaction whereby the Company transferred its New York issued Universal Life, Single Premium Deferred Annuity, Flexible Annuity, Group Retirement Annuities, and Term policies to Ameritas New York.  The New York State Department of Financial Services (“NY-DFS”) approved the transaction on April 11, 2013 and the Department approved the transaction on April 12, 2013.

On May 31, 2013, assets were transferred to Ameritas New York at fair value based on an estimate of the liabilities assumed.  The final valuation of the liabilities transferred was calculated as of May 31, 2013 and in June, 2013 upon which it was determined that an additional asset transfer was required to support the obligations assumed.

As of May 31, 2013, the following activity was recorded associated with the assumption:

Reserves for life policies	$717,558
Interest maintenance reserve	44,929
Less: Loans on insurance contracts	17,140
Less: Due, deferred and advance premiums	4,935
Net obligations transferred	740,412
Initial asset transfer at May 31	(733,683)
Additional cash settlement made during June	$6,729

NOTE 4 - INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES, (continued)

The initial asset transfer on May 31 was comprised of the following asset classes:

	Fair Value	Book Value
Bonds	$622,823	$566,804
Mortgage loans	98,000	89,603
Investment income due and accrued	6,873	6,873
Cash	5,987	5,987
Total	$733,683	$669,267

The difference between the book value of the bonds and mortgage loans transferred of $656,407 and the fair value of $720,823 was recorded as a realized gain or loss, which was categorized in either the Interest Maintenance Reserve ($64,544) or the Asset Valuation reserve $128 consistent with the Annual Statement Instructions.

The following is the impact on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis associated with the assumption:

Pre-tax impact	$-
Federal income tax impact	28,432
Net realized capital gains (losses) impact	22,591
Net income impact	$51,023

Net impact on surplus	$15,641

A tax benefit of $28,432 was recorded associated with the assumption in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis. The tax benefit included a timing difference of $12,551 associated with the transfer of statutory reserves in excess of tax reserves and tax deferred acquisition costs. The permanent tax benefit difference of $15,881 was associated with the transfer of assets to support liabilities for which the Company had no tax basis. The impact on net realized capital gains (losses) was the result of a timing difference between the recognition of federal income taxes on interest related gains between statutory accounting and federal income tax basis. This difference was offset in surplus through the change in deferred income taxes.

Effective August 30, 2013, the Company and Ameritas New York entered into three separate coinsurance/modified coinsurance agreements to reinsure 100% of both the general account risk and separate account risk on the Company’s New York issued variable universal life, variable annuity and group annuity policies with Ameritas New York. The general account was reinsured on a coinsurance basis and the separate account was reinsured on a modified coinsurance basis. NY-DFS approved these agreements on May 8, 2013 and the Department approved these agreements on July 15 and July 16, 2013.

Effective August 30, 2013, the Company and Ameritas New York entered into a coinsurance agreement to reinsure 100% of the retained portion of the Company’s New York issued participating whole life block of business (“Closed Block”).  A second agreement was also entered into effective August 30, 2013 between Ameritas New York and the Company to retrocede the New York issued Closed Block policies from Ameritas New York back to the Company on a coinsurance with funds withheld basis.  The retrocession was necessary so that the Closed Block remains intact per the Closed Block Memorandum. NY-DFS approved these agreements on May 29, 2013 and the Department approved these transactions on July 16, 2013.

On August 30, 2013, assets were transferred to Ameritas New York at fair value based on an estimate of the liabilities assumed.  In September 2013, the final valuation of the liabilities transferred was calculated as of August 30 upon which it was determined that an additional asset transfer was required to support the obligations assumed.

NOTE 4 - INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES, (continued)

As of August 30, 2013, the following activity was recorded associated with the reinsurance agreements:

Reserves for life policies	$91,301
Reserves for unpaid claims	422
Dividends payable to policyholders	1,082
Interest maintenance reserve	3,458
Less: Loans on insurance contracts	7,046
Less: Due, deferred and advance premiums	513
Net obligations transferred	88,704
Initial assets transfer at August 30	(88,534)
Additional cash settlement made during September	$170

Coinsurance with funds withheld receivable	$47,016

Modco reserve adjustment	$149,012

The initial asset transfer on August 30 was comprised of the following asset classes:

	Fair Value	Book Value
Bonds	$76,201	$72,273
Mortgage loans	10,831	10,210
Investment income due and accrued	848	848
Cash	654	654
Total	$88,534	$83,985

The final asset transfer of $170 was settled in cash. The difference between the book value of the bonds and mortgage loans transferred of $82,483 and the fair value of $87,032 was recorded as a realized gain or loss, which was categorized in either the Interest Maintenance Reserve ($4,515) or the Asset Valuation Reserve ($34) consistent with the Annual Statement Instructions.

The following is the impact on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis associated with coinsurance:

Pre-tax impact	$-
Federal income tax impact	484
Net realized capital gains (losses) impact	1,580
Net income impact	$2,064

Net impact on surplus	$429

NOTE 4 - INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES, (continued)

A tax benefit of $484 was recorded associated with coinsurance in the Summary of Operations and Change in Capital and Surplus – Statutory Basis. This tax benefit was a permanent difference associated with the transfer of assets to support liabilities for which the Company had no tax basis.

The Company ceased to maintain its existing license status in the state of New York effective close of business on September 30, 2013. To protect the remaining New York issued business not covered by assumption and other reinsurance transactions, pursuant to the requirement of Section 1105 of the New York Insurance Law and NY-DFS Regulation 109 (11 N.Y.C.R.R. Part 88), the Company will continue to administer and service those policies under a plan approved by the State of New York. The Company established a New York approved custodial account, in a New York domestic bank funded with assets approved by the NY-DFS. The fair market value of assets held in trust will at all times be at least 117% of the outstanding general account liabilities for the remaining New York issued policies, reduced by policy loans, without regard to the effect of any reinsurance of any remaining New York issued policies. The amounts held in custody will continue to be reported in the general account assets and policy obligations associated with the remaining New York issued policies will continue to be reported as general account liabilities by the Company. On September 30, 2013, approximately $133,000 of assets were placed in the separate custodian account on behalf of the Company’s remaining New York policyholders. At December 31, 2013, assets of $131,922 were held in custody to support these obligations.

Effective November 30, 2013, the Company and Ameritas New York entered into an assumption reinsurance transaction whereby the Company transferred its disability income business reinsured from Phoenix Mutual Home Life Insurance Company to Ameritas New York.

On November 30, 2013, assets were transferred to Ameritas New York at fair value based on an estimate of the liabilities assumed.  The final valuation of the liabilities transferred was calculated as of November 30 and in December 2013 it was determined that an additional cash settlement was required for the obligations assumed.

Reserves for accident and health policies	$30,504
Interest maintenance reserve	1,560
Less: Due, deferred and advance premiums	17
Net obligations transferred	32,047
Initial asset transfer at November 30	(34,087)
Additional cash settlement made during December	$(2,040)

The initial asset transfer on November 30 was comprised of the following asset classes:

	Fair Value	Book Value
Bonds	$28,203	$26,141
Mortgage loans	5,559	5,197
Investment income due and accrued	325	325
Total	$34,087	$31,663

The final asset transfer of $2,040 was settled in cash. The difference between the book value of bonds and mortgage loans transferred of $31,338 and the fair value of $33,762 was recorded as a realized gain or loss, which was categorized in either the Interest Maintenance Reserve ($2,410) or the Asset Valuation Reserve ($14) consistent with the Annual Statement Instructions.

NOTE 4 - INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES, (continued)

The following is the impact on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis associated with this assumption transaction:

Pre-tax impact	$-
Federal income tax impact	2,117
Net realized capital gains (losses) impact	844
Net income impact	$2,961

Net impact on surplus	$(249)

On December 31, 2012, in conjunction with the anticipated sale of Acacia Federal Savings Bank (“AFSB”) by Ameritas Life and Acacia, the Company paid cash to purchase residential mortgage loans from AFSB for $69,454, which represented the fair value of the loans.

The Company’s variable life and annuity products are distributed through AIC, an affiliated company. Policies placed by this affiliate generated commission and general insurance expense of $2,735, $2,658 and $2,937 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company has combined investments in one affiliate mutual fund (Calvert Income Y) of $122 at December 31, 2013 and two affiliated mutual funds (Calvert Income Fund Class Y and Calvert Large Cap Value Fund Class Y) of $24 at December 31, 2012.

During 2013, 2012 and 2011, the Company received technical, financial, legal and marketing support from its affiliates under a general administrative services agreement. The cost of these services to the Company was $46,845, $52,528 and $75,362 as of December 31, 2013, 2012 and 2011, respectively.

The Company receives investment advisory services from an affiliate. Costs related to this agreement totaled $5,070, $5,106 and $4,758, of which $5,057, $5,094 and $4,745 is included in investment expenses and the remainder is included in general insurance expenses for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company reported the following amounts due from (to) the below listed affiliates at December 31, 2013 and 2012 and are included in “Other admitted assets” and “Other liabilities” in the Balance Sheets – Statutory Basis.  The terms of the settlements  require that these amounts be settled monthly.

	2013	2012
Ameritas Holding Company	$182	$149
Ameritas Life Insurance Corp.	(1,861)	(1,516)
Ameritas Life Insurance Corp. of New York	(3,205)	(16)
Ameritas Investment Corp.	(19)	(17)
Ameritas Investment Partners	2	(11)
Acacia Life Insurance Company	396	(14)
Acacia Federal Savings Bank	-	61
PRBA, Inc.	-	(1,430)
Total	$(4,505)	$(2,794)

NOTE 5 - EMPLOYEE BENEFITS

The Company has an unfunded, non-qualified pension plan (“the Plan”) where the Company makes payments under certain voluntary arrangements for payment of retirement benefits, which are not provided under the defined benefit pension plan.

The Company has deferred compensation plans covering the Board of Directors, certain management employees and agents. The Company's method of accounting for these plans is the accrual method.

The measurement date for the Company’s pension is December 31.  A summary of obligations and assumptions are as follows:

	Underfunded Pension Benefits
	2013	2012	2011
Benefit obligation at beginning of year	$24,192	$22,445	$20,850
Service cost	30	57	36
Interest cost	918	1,061	1,143
Actuarial (gain) loss	(1,131)	2,432	2,194
Benefits paid	1,864	1,803	1,778
Benefit obligation at end of year	$22,145	$24,192	$22,445

	Pension Benefits
	2013	2012	2011
Underfunded
Liabilities recognized
Accrued benefit costs	$14,161	$14,055	$13,922
Liability for pension benefits	7,984	10,137	8,523
Total liabilities recognized	$22,145	$24,192	$22,445
Unrecognized liabilities	$7,984	$-	$-

The components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012	2011
Service cost	$30	$57	$36
Interest cost	918	1,061	1,143
Amount of recognized losses	1,020	818	570
Amount of prior service cost (credit) recognized	2	-	(6)
Total net periodic benefit cost	$1,970	$1,936	$1,743

Amounts in unassigned surplus recognized as components of net periodic benefit cost:

	Pension Benefits
	2013	2012	2011
Items not yet recognized as a component of net
periodic cost - prior year	$10,137	$8,523	$6,893
Net prior service cost recognized	(2)	-	6
Net (gain) loss arising during the period	(1,131)	2,432	2,194
Net loss recognized	(1,020)	(818)	(570)
Items not yet recognized as a component of net
periodic cost - current year	$7,984	$10,137	$8,523

NOTE 5 - EMPLOYEE BENEFITS (continued)

The amounts in unassigned surplus expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012	2011
Net prior service cost	$2	$2	$-
Net recognized losses	$732	$962	$756

The amounts in unassigned surplus that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012	2011
Net prior service cost	$5	$7	$7
Net recognized losses	$7,979	$10,130	$8,516

The weighted-average assumptions are as follows:

		Pension Benefits
	2013	2012	2011
Weighted-average assumptions used to determine net periodic
benefit as of December 31:
Weighted average discount rate	3.88%	4.85%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine projected
benefit obligation as of December 31:
Weighted average discount rate	4.61%	3.88%	4.85%
Rate of compensation increase	4.00%	4.00%	4.00%

Future expected pension benefit payments are as follows:

Year	Amount
2014	$1,784
2015	$1,760
2016	$1,732
2017	$1,756
2018	$1,741
2019-2023	$8,208

NOTE 5 - EMPLOYEE BENEFITS (continued)

The accumulated pension benefit obligation for defined pension benefit plans  is as follows:

	December 31,	December 31,
	2013	2012
Accumulated benefit obligation	$22,100	$24,034

Projected benefit obligation (PBO)	$22,145	$24,192
Unfunded status (PBO - Plan assets)	$22,145	$24,192

Unrecognized items:
Prior service cost, net of tax	$3	$5
Unrecognized gains, net of tax	$5,186	$6,584
Total unrecognized items, net of tax	$5,189	$6,589

Additional minimum pension liability, net of tax	$-	$6,486

The Company participates in the Ameritas Pension Plan (“the Plan”), of which AHC is the plan sponsor. The Company recognized expenses equal to its proportionate share of Plan funding for the years ended December 31, 2013, 2012 and 2011 totaling $7,737, $5,771 and $6,842 respectively.

Total net periodic benefit cost was recorded in “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2013, 2012 and 2011.

Additionally, the Company participates in a postretirement plan sponsored by AHC.  The expense for the postretirement benefit plan was paid entirely by AHC.  In 2013, 2012 and 2011, the Company paid $1,300 to AHC on behalf of its participation in two Voluntary Employee’s Beneficiary Associations (“VEBAs”) for the postretirement medical and life insurance benefits.

NOTE 6 - DIVIDEND RESTRICTIONS AND SURPLUS

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date.  The cumulative effect related to the portion of unassigned surplus represented or reduced by each is as follows as of December 31:

	2013	2012	2011
Unrealized capital gains, net of taxes	$16,835	$7,006	$546
Non-admitted asset values	(40,684)	(86,564)	(126,501)
Asset valuation reserve	(40,472)	(46,388)	(27,212)

Dividend payments by the Company cannot exceed the greater of 10% of surplus as of the preceding year-end, or the statutory net gain from operations for the previous calendar year, without approval from the Department.  Based on this limitation, the Company would be able to pay $79,026 in dividends without prior approval in 2013. The Company paid common stock dividends of $60,000, $0 and $0 to Ameritas Life during the years ended December 31, 2013, 2012 and 2011, respectively.

On November 1, 1996, Union Central issued $50,000 of 8.20% Surplus Notes (“Notes”). These Notes mature on November 1, 2026 and may not be redeemed prior to maturity.  The Notes are unsecured and subordinated to all present and future policy claims, prior claims and senior indebtedness. These Notes were underwritten by Merrill Lynch & Co. with the trustee as Bank of New York. Subject to prior written approval of the Department, these Notes will pay interest semi-annually on May 1 and November 1.  In accordance with Department regulations, interest cannot be accrued until written approval has been received.  Interest totaling $4,100 was paid in 2013, 2012 and 2011 and included as reduction to “net investment income” on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.  The carrying amount of the Notes totaling $49,888 and $49,880 at December 31, 2013 and 2012, respectively, (face value of $50,000 less unamortized discount of $112 and $120 in 2013 and 2012, respectively) was recorded in capital and surplus.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

At December 31, 2013 and 2012, respectively, the Company had outstanding agreements to fund mortgages totaling $12,008 and $7,915  in 2013 and 2012, respectively.  In addition at December 31, 2013 and 2012, respectively, the Company has committed to invest $19,754 and $5,129 in 2013 and 2012 in equity-type limited partnerships in subsequent years, $12,500 and $8,000 in 2013 and 2012 in private placements, $221 and $61 in 2013 and 2012 in real estate, $2,350 and $700 in public securities not settled and $6,332 and $7,000 in 2013 and 2012 in bridge loans. These transactions are in the normal course of operations and are not reflected in the accompanying statutory basis financial statements.  The Company’s exposure to credit loss is represented by the contractual notional amount of these instruments.  The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

In 2000, the Company commenced the development of a 123-acre business park (“the Park”), which included the installation of infrastructure and a roadway.  To fund the cost of the infrastructure and roadway, the municipality in which the Park is located issued $2,800 of municipal bonds.  The municipal bonds will be paid off through tax increment financing (“TIF”).  TIF is an economic development tool that allows a local government to use increases in real property tax revenues to finance public infrastructure improvements.  Thus, the development of the Park will result in increased real property tax revenues, which will be directed to pay off the municipal bonds.  If increases in real property tax revenues from the Park are not sufficient to service the municipal bonds, the Company must fund any shortage.  Based upon current projections, the Company anticipates the increased property tax revenues will be sufficient to fully service the municipal bonds.  The maximum potential exposure to the Company is $1,470.

Litigation and Regulatory Examination

From time to time, the Company is subject to litigation and regulatory examination in the normal course of business. Management does not believe the Company is party to any such pending litigation or examination which would have a material adverse effect on its financial condition or results of its operations.

There were no claims (per claim or claimant) where amounts were paid to settle related extra contractual obligations or bad faith claims resulting from lawsuits during 2013 and 2012.

Guaranty Fund Assessments

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health guaranty funds.  Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state.  In some states these assessments may be applied against premium taxes.  For 2013, 2012 and 2011 the charge to operations related to these assessments was not significant.  The estimated liability of $1,919 and $3,519 at December 31, 2013 and 2012, respectively, was based on data provided by the National Organization of Life & Health Guaranty Associations and is included in “Other liabilities” in the Balance Sheets - Statutory Basis.  At December 31, 2013 and 2012, the Company had a receivable of $1,204 and $1,560, respectively, for amounts recoverable against premium taxes which is included in “Other admitted assets” in the Balance Sheets - Statutory Basis.

Preoperating Research and Development Costs

Preoperating research and development costs associated with product and systems development were charged to expense and totaled $0, $182 and $342 in 2013, 2012 and 2011, respectively.  Preoperating research and development costs are included in “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis.

Lease Guarantees

The Company guarantees leases for the benefit of certain branch office agents.  The guarantees vary in length of time per the terms of each lease contract. An evaluation is periodically made by the Company as to the status of each guarantee to determine the probability of nonperformance under the lease agreements, which would trigger the guarantee.  The total maximum exposure to the Company under these guarantees is $0 and $396 at December 31, 2013 and 2012, respectively.  The Company estimates that the probability of loss under these guarantees is remote.

NOTE 8 - LEASES

Leases

The Company leases office space for various field agency offices with lease terms of varying duration from 1 to 5 years.  Some of these leases include escalation clauses, which vary with levels of operating expense.  Rental expense under these leases totaled $634, $719 and $854 in 2013, 2012 and 2011, respectively.  The Company leased equipment through a series of arrangements in 2012 and 2011.  Rental expense under these equipment leases totaled $0, $0 and $194 in 2013, 2012 and 2011, respectively.

At December 31, 2013, the future minimum lease payments for all non-cancelable operating leases were as follows:

2014	$125
2015	73
2016	21
2017	5
2018 and thereafter	-
$224

NOTE 9 - MANAGING GENERAL AGENTS AND THIRD-PARTY ADMINISTRATORS

The total amount of direct premiums written by third-party administrators was $86,512, $65,930 and $75,337 for the years ended December 31, 2013, 2012 and 2011, respectively.  The Company has a third-party administrator, Tax Favored Benefits (“TFB”), for which direct premiums written exceeded 5% of total capital and surplus in 2012 and 2011. TFB did not exceed the 5% threshold for 2013.  TFB writes group annuity, ordinary life and accident and health business.  TFB does not have an exclusive contract and has been granted the authority for underwriting.  The amount of direct premiums written by TFB was $38,423 and $41,858 for the years ended December 31, 2012 and 2011, respectively.

NOTE 10 - OTHER ITEMS

Troubled Debt Restructuring

At December 31, 2013, the Company had one commercial mortgage loan troubled debt restructure (TDR) with a carry value of $2,892.  Interest income was recorded in the amount of $187 for this TDR in 2013.  The Company incurred no amount of commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructuring.  The Company’s income recognition policy for interest income on an impaired loan is the cash basis/cost recovery method. There were no TDR's and one short sale in 2013 for residential mortgage loans.

Securities on Deposit

Securities with a book/adjusted carrying value of $3,497 and $3,561 at December 31, 2013 and 2012, respectively, were on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

In 2013, Union Central was required by the NY-DFS to place fixed maturity securities with a carrying value of $122,726 at December 31, 2013 into a Regulation 109 deposit account with the State of New York as a result of Union Central’s delicensure in the state as of September 30, 2013.

Offsetting and Netting of Assets and Liabilities

As of December 31, 2013, the Company held call and put options with gross recognized assets of $45,458 and gross recognized liabilities of ($30,263). The gross recognized liabilities of ($30,263) were offset with the gross recognized assets of $45,458 in accordance with SSAP No. 64, Offsetting and Netting of Assets and Liabilities. The net asset amount of $15,195 was recorded in "Other investments" in the Balance Sheets – Statutory Basis.

NOTE 11 - SUBSEQUENT EVENTS

The Company's Board of Directors approved the Plan of Merger with Ameritas Life, its parent company, in December, 2013 subject to regulatory approval.  Additionally at its December, 2013 meeting, Acacia Life Insurance Company’s Board of Directors approved the Plan of Merger with Ameritas Life, also its parent company, subject to regulatory approval.  The surviving company will be Ameritas Life effective July 1, 2014.

The Company received the Department approval on January 9, 2014 for the Plan of Merger with Ameritas Life.  Additionally, Acacia Life received a response from the District of Columbia’s Department of Insurance, Securities and Banking on February 6, 2014 that informed Acacia that it had no objection to the merger with Ameritas Life. The following summarized data gives effect 'as if' the merger had been consummated. The most current pro forma unaudited combined financial information for Ameritas Life “as merged” available is as of December 31, 2013.

	December 31
	2013	2012
Total Assets	$16,253,386	$15,741,407
Capital and Surplus	$1,551,679	$1,348,296

	Years Ended December 31
	2013	2012
Total Premiums and Other Revenues	$2,538,857	$2,578,430
Net Income	$190,458	$95,858

The Company has evaluated events subsequent to December 31, 2013 and through March 31, 2014, the date the financial statements were available to be issued.

NOTE 12 - REINSURANCE

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers.  These arrangements provide greater diversification of business and limit the maximum net loss potential on large or hazardous risks.  These reinsured risks are treated in the financial statements as risks for which the Company is not liable.  Accordingly, policy liabilities and accruals, including incurred but not reported claims, are reported in the financial statements net of reinsurance assumed and ceded.  A contingent liability exists with respect to the amount of such reinsurance in the event that the reinsuring companies are unable to meet their obligations.  Reinsurance of risk does not discharge the primary liability of the Company, the Company remains contingently liable with respect to any reinsurance ceded, and this contingency would become an actual liability in the event that the assuming company becomes unable to meet its obligation under the reinsurance treaty.

The Company conducts reinsurance business with Acacia, Ameritas New York, and other non-affiliated companies.  See Note 4 – Information Concerning Parent, Subsidiaries, Affiliates and Related Parties for 2013 transactions.   No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

NOTE 12 – REINSURANCE, (continued)

Reinsurance transactions with other insurance companies are summarized as follows:

	Years Ended December 31
	2013	2012	2011
Premium Income:
Assumed (related party $53,618, $305 and $185 in 2013, 2012 and 2011)	$61,042	$11,035	$5,844
Ceded (related party $256,883, ($12,257) and $19,500 in 2013, 2012 and 2011)	383,731	136,549	197,199
Benefits To Policyholders:
Assumed	9,924	9,869	8,311
Ceded (related party $5,754, $5,952 and $3,503 in 2013, 2012 and 2011)	85,992	70,354	104,087
Commission expense allowances:
Assumed	1,700	2,721	1,429
Ceded (related party $669, ($8,211) and $4,379 in 2013, 2012 and 2011)	11,904	6,866	26,540
Reserves for life, accident and health policies:
Assumed (related party $50,396, $500 and $442 in 2013, 2012 and 2011)	63,941	60,176	62,701
Ceded (related party $131,637, $27,458 and $50,853 in 2013, 2012 and 2011)	564,337	542,930	550,819

The Company recaptured its level term business (issued beginning on May 1, 2008 and forward) with Acacia, on a coinsurance basis, effective May 1, 2013.  As a result of this recapture, the following was recorded in the second quarter of 2013:

Amount
Recapture fee (decrease in premiums ceded)	$(21,195)
Premium income (increase in premiums)	26,195
Release of ceded reserve liability	(26,195)
Pre-tax impact of recapture	(21,195)
Federal income tax benefit	(7,418)
Net income impact of recapture	$(13,777)

Impact of recapture on unassigned surplus	$(13,777)

The Company recaptured a Hannover monthly renewal term reinsurance treaty effective January 1, 2012.  As a result of this recapture, the following was recorded in January 2012:

Amount
Recapture settlement (increase in ceded premiums)	$(14,506)
Release of ceded claims and in course of settlement liabilities	(7,864)
Release of ceded reserve liability	(4,833)
Pre-tax impact of recapture	(27,203)
Federal income tax benefit	9,521
Net income impact of recapture	$(17,682)

Impact of recapture on unassigned surplus	$(17,682)

NOTE 12 - REINSURANCE, (continued)

Effective November 1, 2009, the Company entered into an agreement to reinsure with Acacia, on a coinsurance basis, its level term inforce policies.  As a result of this agreement, surplus increased $27,000 in 2009 as gains from reinsurance of inforce blocks are required to be initially recognized in “Unassigned surplus” on an after tax basis in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis.  The gain was subsequently recognized in “Commissions and expense allowances on reinsurance ceded” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis as income when the earnings on the reinsured block emerged. Profits of $1,876 and $2,288 emerged during 2012 and 2011, respectively. Effective November 1, 2012, this treaty was recaptured and the following was recorded in the fourth quarter of 2012:

Amount
Recapture settlement (decrease in commissions and expense allowances on reinsurance ceded)	$(28,500)
Premium income (increase in ceded premium)	28,460
Release of ceded reserve liability	(28,460)
Release of remaining emerging profits (decrease as direct charge to unassigned surplus)	17,335
Pre-tax impact of recapture	(11,165)
Federal income tax benefit	(9,975)
Net income impact of recapture	$(1,190)

Impact of recapture on unassigned surplus	$(18,525)

The Company recognized through income based on the earnings that emerged on a 2003 reinsurance transaction of $110, $702, and $376 for the years ended December 31, 2013, 2012 and 2011, respectively.  Additionally, the amounts of  $72, $112 and $165 at December 31, 2013, 2012 and 2011, respective, were reclassified as a direct decrease in “Unassigned surplus” with an increase to the IMR liability related to this reinsurance transaction.

NOTE 13 - LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Activity in the liability for unpaid accident and health claims and claim adjustment expense (net of reinsurance) is summarized as follows:

	2013	2012	2011
Balance as of January 1, net of reinsurance reserves of $103,554,
$100,755 and $96,362 and recoverables of $3,937, $3,929 and $3,131	$212,075	$207,166	$197,533

Incurred related to:
Current Year	39,978	40,534	42,074
Prior Year	(1,015)	(3,691)	(395)
Total incurred	38,963	36,843	41,679

Paid related to:
Current Year	1,498	1,529	3,277
Prior Year	32,779	30,405	28,769
Total paid	34,277	31,934	32,046

Balance as of December 31, net of reinsurance reserves of $100,650,
$103,554 and $100,755 and recoverables of $3,014, $3,937 and $3,929	216,761	212,075	207,166
Transfer due to reinsurance (see Note 4)	(21,162)	-	-
Total reserve for unpaid claims	$195,599	$212,075	$207,166

As a result of favorable settlement of prior years’ estimated claims, the provision for claims and claim adjustment expenses decreased by $1,015, $3,691 and $395 for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 14 - RESERVES FOR LIFE, ACCIDENT AND HEALTH POLICIES

The Company waives deduction of deferred fractional premiums due upon death of the insured and returns any unearned premium beyond the date of death.  Surrender values are not provided in excess of the legally computed reserves.

As of December 31, 2013 and 2012, the Company had $726,445 and $1,917,132, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Department.  Additional reserves for this purpose totaled $1,734 and $3,930 as of December 31, 2013 and 2012, respectively.  In addition, as of December 31, 2013 and 2012, the Company had $65,430 and $187,998, respectively, of universal life insurance in force for which the guaranteed maturity premiums are less than the Commissioners Reserve Valuation Method renewal net premiums.  Additional reserves for this purpose totaled $2,607 and $5,905, at December 31, 2013 and 2012, respectively.

NOTE 15 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL

CHARACTERISTIC

The Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	2013
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$125,033	$-	$-	$125,033	3.9%
At book value less current
surrender charge of 5% or more	146,887	-	-	146,887	4.6%
At fair value	-	-	1,449,393	1,449,393	45.1%
Total with adjustment or at fair value	271,920	-	1,449,393	1,721,313	53.5%
At book value without adjustment
(minimal or no charge)	1,285,141	-	-	1,285,141	40.0%
Not subject to discretionary withdrawal	208,733	-	-	208,733	6.5%
Total gross	1,765,794	-	1,449,393	3,215,187	100.0%
Reinsurance ceded	39,611	-	-	39,611
Total annuity reserves and deposit-type funds	$1,726,183	$-	$1,449,393	$3,175,576

	2012
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$130,345	$-	$-	$130,345	3.6%
At book value less current surrender
charge of 5% or more	194,425	-	-	194,425	5.4%
At fair value	-	-	1,402,377	1,402,377	39.0%
Total with adjustment or at fair value	324,770	-	1,402,377	1,727,147	48.0%
At book value without adjustment
(minimal or no charge)	1,698,861	-	-	1,698,861	47.3%
Not subject to discretionary withdrawal	168,947	-	-	168,947	4.7%
Total gross	2,192,578	-	1,402,377	3,594,955	100.0%
Reinsurance ceded	-	-	-	-
Total annuity reserves and deposit-type funds	$2,192,578	$-	$1,402,377	$3,594,955

NOTE 15 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL

CHARACTERISTIC, (continued)

A reconciliation of total annuity actuarial reserves and deposit fund liabilities follows:

	2013	2012
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$1,513,413	$2,019,419
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)	6,874	5,872
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	205,896	167,287
	1,726,183	2,192,578
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	1,449,393	1,402,377
Total	$3,175,576	$3,594,955

NOTE 16 - PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 were as follows:

	2013		2012
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$(49)	$(49)	$26	$20
Ordinary renewal	16,046	25,393	25,072	36,199
Group Life	1	1	1	1
Total	$15,998	$25,345	$25,099	$36,220

NOTE 17 - SEPARATE ACCOUNTS

Separate accounts held by the Company offer no investment experience guarantees and relate to individual variable life and annuity policies and group annuity contracts of a nonguaranteed return nature, as approved by the state of domicile pursuant to the Company’s certificate of authority.  The net investment experience of the separate accounts is credited directly to the contract holder and can be positive or negative.  The assets and liabilities of the account are legally separated or insulated from other Company assets and liabilities.  The assets of the separate account are carried at fair value.

Variable life and annuities provide an incidental death benefit of the greater of account value or premium paid.  The Company offers a policy with a step up guaranteed lifetime withdrawal benefit.  The minimum guaranteed benefit reserve and the step up guaranteed lifetime withdrawal benefit reserve is held in “Reserves for life, accident and health policies” line of the Balance Sheets - Statutory Basis.

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions.  As of December 31, 2013, the Company reported assets and liabilities from variable universal life, variable annuities, and group annuities product lines in a separate account.

In accordance with the products/transactions recorded within the separate account, assets are considered legally insulated from the general account.

As of December 31, 2013 and 2012 the Company’s Separate Account Statement included legally insulated assets of $1,630,959 and $1,558,842, respectively.

The Company does not engage in securities lending transactions within the separate account.

NOTE 17 - SEPARATE ACCOUNTS

Information regarding the separate accounts of the Company is as follows:

	2013	2012	2011
For the year ended December 31:
Premiums, considerations or deposits	$157,726	$177,068	$190,997
At December 31:
Reserves by valuation basis
For accounts with assets at:
Fair Value	$1,623,532	$1,549,097

Reserves subject to discretionary withdrawal:
At fair value	$1,623,532	$1,549,097
Not subject to discretionary withdrawal	-	-
Total included in “Separate account liabilities” in the
Balance Sheets – Statutory Basis	$1,623,532	$1,549,097

Following is a reconciliation of net transfers to (from) the Separate Accounts:

	2013	2012	2011
Transfers as reported in the Statements of Income and
Changes in Surplus of the Separate Accounts Statement:
Transfers to the separate accounts	$157,726	$177,068	$190,997
Transfers from the separate accounts	(392,293)	(378,000)	(400,037)
Net transfers from the separate accounts	(234,567)	(200,932)	(209,040)
Reconciling adjustments:
Other	(52)	57	(27)
Net transfers to separate accounts in the Summary of
Operations and Changes in Capital and Surplus –Statutory
Basis of the Company	$(234,619)	$(200,875)	$(209,067)

NOTE 18 - RECONCILIATION OF NAIC SAP TO GAAP

A reconciliation of net income and capital and surplus of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP is as follows:

	2013	2012	2011
Statutory net income as reported	$102,047	$62,965	$67,590
Insurance reserves	102,469	62,683	23,963
Deferred policy acquisition costs	(63,560)	(40,036)	7,051
Deferred income taxes and other tax reclassifications	(44,717)	(54,321)	(49,272)
Gains and losses on investments	46,253	6,879	41
Income related to investments	(69,584)	(1,365)	(14,327)
Earnings of subsidiaries	127	(59)	(48)
Modco reserve adjustment	(12,272)	-	-
CARVM/CRVM reinsurance adjustment	5,746	-	-
Financing contracts	-	19,782	4,101
Reinsurance recapture	(3,613)	4,767	-
Other	98	2,801	3,384
GAAP net income	$62,994	$64,096	$42,483

	2013	2012	2011
Statutory surplus as reported	$558,170	$492,203	$453,905
Insurance reserves	25,545	(24,410)	(81,294)
Deferred policy acquisition costs	288,182	354,097	394,041
Deferred income taxes	(174,361)	(277,361)	(227,602)
Valuation of investments	179,235	455,920	353,474
Statutory investment reserves	56,560	63,881	37,714
Statutory non-admitted assets	40,684	86,564	126,501
Surplus notes	(49,556)	(49,522)	(49,487)
Financing contracts	-	-	(28,339)
Other	(4,761)	(2,700)	(2,087)
GAAP equity	$919,698	$1,098,672	$976,826

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Acacia Life Insurance Company

Bethesda, Maryland

We have audited the accompanying statutory basis financial statements of Acacia Life Insurance Company (the "Company"), a wholly-owned subsidiary of Ameritas Life Insurance Corp., which is an indirect wholly-owned subsidiary of Ameritas Mutual Holding Company, which comprise the balance sheets – statutory basis as of December 31, 2013 and 2012, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for the years then ended and the related notes to the statutory basis financial statements.

Management’s Responsibility for the Statutory Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory basis financial statements in accordance with the accounting practices prescribed or permitted by the Department of Insurance, Securities and Banking of the District of Columbia. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory basis financial statements, the statutory basis financial statements are prepared by Acacia Life Insurance Company using the accounting practices prescribed or permitted by the Department of Insurance, Securities and Banking of the District of Columbia, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Department of Insurance, Securities and Banking of the District of Columbia.

The effects on the statutory basis financial statements of the variances between the statutory basis of accounting described in Note 1 to the statutory basis financial statements and accounting principles generally accepted in the United States of America are described in Note 15.

1

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Acacia Life Insurance Company as of December 31, 2013 and 2012, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the statutory basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Acacia Life Insurance Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Department of Insurance, Securities and Banking of the District of Columbia as described in Note 1 to the statutory basis financial statements.

Omaha, Nebraska

March 20, 2014

2

ACACIA LIFE INSURANCE COMPANY

Balance Sheets - Statutory Basis

(in thousands)

	December 31
ADMITTED ASSETS	2013	2012
Bonds	$914,610	$940,663
Preferred stocks	1,029	1,208
Common stocks	115,076	151,628
Mortgage loans	227,844	230,027
Real estate:
Properties held for the production of income	2,255	523
Properties held for sale	-	416
Cash, cash equivalents, and short-term investments	49,399	14,354
Loans on insurance contracts	46,548	47,916
Other investments	59,826	66,863
Total Cash and Invested Assets	1,416,587	1,453,598
Investment income due and accrued	13,005	13,810
Deferred and uncollected premiums	2,747	3,532
Federal income taxes recoverable - affiliates	14,237	-
Net deferred tax asset	9,006	9,429
Reinsurance receivables	3,083	2,437
Other admitted assets	2,562	2,607
Total Admitted Assets	$1,461,227	$1,485,413

LIABILITIES, CAPITAL AND SURPLUS
Reserves for life, accident and health policies	$899,438	$953,564
Deposit-type funds	120,938	123,453
Reserves for unpaid claims	5,710	5,077
Dividends payable to policyholders	5,681	6,137
Interest maintenance reserve	6,154	5,590
Accrued commissions, expenses and insurance taxes	7,287	9,230
Asset valuation reserve	18,653	9,527
Other amounts payable on reinsurance	2,911	3,297
Liabilities for employee benefits	3,291	3,436
Borrowed money	-	28,000
Federal income taxes payable - affiliates	-	8,772
Other liabilities	12,191	15,768
Total Liabilities	1,082,254	1,171,851

Common stock, no par value, $300 stated value; 10,000 shares authorized, issued and outstanding	3,000	3,000
Preferred stock, no par value, $25 stated value; 2,000,000 shares authorized, 100,000 and 200,000 shares issued and outstanding, respectively	2,500	5,000
Additional paid in capital	95,486	95,486
Unassigned surplus	277,987	210,076
Total Capital and Surplus	378,973	313,562
Total Liabilities, Capital and Surplus	$1,461,227	$1,485,413

The accompanying notes are an integral part of these statutory basis financial statements.

3

ACACIA LIFE INSURANCE COMPANY

Summary of Operations and Changes in Capital and Surplus - Statutory Basis

(in thousands)

	Years Ended December 31
	2013	2012

Premiums and Other Revenue

Premium income	$24,421	$13,142
Net investment income	84,392	77,124
Commissions and expense allowances on reinsurance ceded	34	3,660
Miscellaneous income	536	450
Total Premiums and Other Revenue	109,383	94,376

Expenses

Benefits to policyholders	83,299	88,127
Change in reserves for life, accident and health contracts	(54,126)	(54,966)
Commissions	2,055	(24,003)
General insurance expenses	14,396	18,629
Taxes, licenses and fees	1,389	1,519
Total Expenses	47,013	29,306

Gain from Operations before Dividends, Federal Income Tax Expense and Net Realized Capital Gains (Losses)

	62,370	65,070

Dividends to policyholders	5,589	6,016

Gain from Operations before Federal Income Tax Expense and Net Realized Capital Gains (Losses)

	56,781	59,054

Federal income tax expense	8,148	15,244

Gain from Operations before Net Realized Capital Gains (Losses)

	48,633	43,810

Net realized capital gains (losses), net of taxes	40,445	(500)

Net Income

	89,078	43,310

Preferred stock

Preferred stock redemption	(2,500)	(2,500)

Unassigned surplus

Change in unrealized capital gains, net of taxes	(14,031)	(50,835)
Change in net deferred income taxes	(31,203)	19,761
Change in non-admitted assets	53,021	(17,117)
Change in asset valuation reserve	(9,126)	8,491
Change in liability for reinsurance in unauthorized companies	2	1
Change in minimum pension liability, net of tax	1,228	(626)
Change in unrecognized actuarial losses, net of tax	(1,136)	-
Corrections of errors (Note 1)	356	1,516
Dividends paid to preferred stockholder	(278)	(444)
Dividends paid to common stockholder	(20,000)	(10,000)

Net Change in Capital and Surplus

	65,411	(8,443)

Capital and Surplus at the Beginning of the Year

	313,562	322,005

Capital and Surplus at the End of Year

	$378,973	$313,562

The accompanying notes are an integral part of these statutory basis financial statements.

4

ACACIA LIFE INSURANCE COMPANY

Statements of Cash Flows - Statutory Basis

(in thousands)

	Years Ended December 31
	2013	2012

OPERATING ACTIVITIES

Premium collected net of reinsurance	$25,133	$12,807
Net investment income received	68,571	75,346
Miscellaneous income	571	5,189
Benefits paid to policyholders	(83,000)	(91,867)
Commissions, expenses and taxes paid	(19,484)	3,396
Dividends paid to policyholders	(6,553)	(6,820)
Federal income taxes paid	(20,435)	(7,944)

Net Cash from Operating Activities	(35,197)	(9,893)

INVESTING ACTIVITIES

Proceeds from investments sold, matured or repaid	282,748	235,611
Cost of investments acquired	(176,309)	(266,372)
Net change in loans on insurance contracts	1,365	3,365

Net Cash From Investing Activities	107,804	(27,396)

FINANCING AND MISCELLANEOUS ACTIVITIES

Preferred stock redemption	(2,500)	(2,500)
Borrowed money	(28,000)	28,000
Change in deposit-type funds	(2,515)	2,331
Dividends paid to preferred stockholder	(278)	(444)
Dividends paid to common stockholder	(20,000)	(10,000)
Other miscellaneous, net	15,731	7,260

Net Cash from Financing and Miscellaneous Activities	(37,562)	24,647

Net Change in Cash, Cash Equivalents and Short-Term Investments	35,045	(12,642)

Cash, Cash Equivalents and Short-Term Investments - Beginning of Year	14,354	26,996

Cash, Cash Equivalents and Short-Term Investments - End of Year	$49,399	$14,354

Non-cash transactions from investing activities:
Conversion of mortgage loans to real estate	1,681	-
Real estate acquired through dividend distribution from affiliate	1,286	-
Mortgage loans acquired through dividend distribution from affiliate	11,213	-

The accompanying notes are an integral part of these statutory basis financial statements.

5

ACACIA LIFE INSURANCE COMPANY

Notes to Financial Statements – Statutory Basis

For the Years Ended December 31, 2013 and 2012

(in thousands)

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Acacia Life Insurance Company (“the Company” or “Acacia”), a stock life insurance company domiciled in the District of Columbia, is a wholly owned subsidiary of Ameritas Life Insurance Corp. (“Ameritas Life”).  Ameritas Life is a wholly owned subsidiary of Ameritas Holding Company (“AHC”), and AHC is a wholly owned subsidiary of Ameritas Mutual Holding Company (“AMHC”).  AMHC is a mutual insurance holding company.  Owners of designated policies issued by the Company have a membership interest in AMHC, while contractual rights remain with the Company.  AHC also wholly-owns Ameritas Investment Partners, Inc (formerly Summit Investment Advisors, Inc., now “AIP”), an advisor providing investment management services to the Company, Ameritas Mortgage Funding, Inc. (“AMFI”), a mortgage banking business, and owns 19.1% of Paycor, Inc., a payroll processing company, and the remaining 80.9% ownership is with an unaffiliated third party.

Ameritas Life is an insurance company domiciled in the State of Nebraska. In addition to the Company, Ameritas Life owns 100% of The Union Central Life Insurance Company (“Union Central”), a Nebraska domiciled life insurance subsidiary, Ameritas Life Insurance Corp. of New York (“Ameritas-NY”), a New York domiciled life insurance subsidiary, Ameritas Investment Corp. (“AIC”), a broker dealer, and Brokers National Life Assurance Company (“BNL Assurance”), an Arkansas domiciled life insurance subsidiary (sold on March 31, 2013). Union Central’s wholly owned subsidiary included PRBA, Inc., the holding company of a pension administration company (liquidated November 30, 2013).

The Company directly owns the following subsidiaries: Calvert Investments, Inc. (“Calvert”), a provider of investment advisory, distribution, administrative, and investor services to The Calvert Group of mutual funds, Griffin Realty, LLC (“Griffin”), a real estate investment company, and Acacia Realty Corporation (“ARC”), owner of real estate property (liquidated as of October 1, 2012).  Effective October 31, 2013, the Company sold Acacia Federal Savings Bank (“AFSB”), a thrift chartered institution, to Stifel Bank & Trust (see Note 4 – Information Concerning Parent, Subsidiaries and Affiliates.)

Effective July 1, 2007 (“the Effective Date”), the Company formed a closed block (“the Closed Block”) of policies, under an arrangement approved by the Department of Insurance, Securities and Banking of the District of Columbia (“the Department”), to provide for dividends on policies that were in force on the Effective Date and which were within the classes of individual policies for which the Company had a dividend scale in effect on the Effective Date. The Closed Block was designed to give reasonable assurance to owners of affected policies that the assets will be available to support such policies including maintaining dividend scales in effect at the Effective Date, if the experience underlying such scales continues.  The assets, including revenue thereon, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect.

The Company’s insurance operations consist of individual traditional, term, bank owned, and universal life products and immediate and deferred annuity products.  The Company is licensed to operate in 47 states and the District of Columbia.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Department.

Accounting practices and procedures of the National Association of Insurance Commissioners (“NAIC”) as prescribed or permitted by the Department comprise a comprehensive basis of accounting (“NAIC SAP”) other than accounting principles generally accepted in the United States of America (“GAAP”).

6

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period.  Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.  Material estimates susceptible to significant change include reserves, income taxes, investment values, and other-than-temporary impairments (“OTTI”).

Current NAIC SAP practices vary from GAAP.  The more significant variances between NAIC SAP and GAAP are as follows:

Investments

Under NAIC SAP, investments in bonds are reported at the lower of amortized cost or fair value based on their NAIC rating, and any adjustments to fair value are reported directly in surplus.  Changes in the value of bonds up to amortized cost that are assigned a rating of “6” by the NAIC are reported directly in surplus.  Under GAAP, bonds are carried either at amortized cost or fair value based on the Company’s intentions.  Under GAAP, bonds designated at purchase as held-to-maturity based on the Company’s intent and ability to hold to maturity would be carried at amortized cost.  Bonds designated at purchase as available-for-sale would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income.  Bonds designated as trading would be carried at fair value with net unrealized holding gains and losses reported in income.

Under NAIC SAP, for bonds other than loan-backed and structured securities, if the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value.  Under GAAP, if the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, to be recognized in other comprehensive income.

Under NAIC SAP, all loan-backed and structured securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective method, applied consistently by asset class.  If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  If the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows.  Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows.  If the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis must be written down to fair value.  If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, recognized in other comprehensive income.

Investments in unaffiliated common stocks are valued at fair value.  Changes in the value of common stocks are reported as a change in net unrealized gains or losses in investments, a component of unassigned surplus.  Under GAAP, investments in unaffiliated common stocks are designated as available-for-sale or trading and carried at fair value with net unrealized gains and losses reported in other comprehensive income if designated as available-for-sale and reported in income if designated as trading.

Subsidiaries are included as common stock, or other investments, and are carried under the equity method, with the equity in net income (loss) of subsidiaries credited directly to the Company’s unassigned surplus for NAIC SAP, while GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement.

7

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Investments in preferred stocks are carried at cost if the NAIC designation is RP3 and P3 or above.  Preferred stocks with NAIC designations of RP4 and P4 or below are carried at the lower of cost or fair value.  Under GAAP, preferred stocks would be designated at purchase as available-for-sale; under this designation preferred stocks would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income.

Investments in limited partnerships, limited liability companies, and joint venture investments are accounted for under the GAAP equity method for NAIC SAP, while under GAAP such investments are accounted for at cost or the equity method depending upon ownership percentage and control unless consolidation is required under variable interest entity accounting guidance.

Under NAIC SAP, valuation allowances are established through the asset valuation reserve (“AVR”) for mortgage loans based on factors applied to different categories of loans based on payment history and type of underlying real estate.  Under GAAP, valuation allowances would be established through a charge to realized loss as losses are estimated to have occurred.  Loan losses are charged against the allowance when management believes the uncollectibility of the loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

Under NAIC SAP, using a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates.  Those deferrals are amortized over the remaining period to maturity based on groupings (in five-year bands) of individual securities sold.  The net deferral is reported in the “Interest maintenance reserve” (“IMR”) in the accompanying Balance Sheets – Statutory Basis.  Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR.  Under NAIC SAP, an AVR is determined based on holdings of all investments by a NAIC prescribed formula and is reported as a liability.  An AVR is not recorded under GAAP.  Under GAAP, realized capital gains and losses would be reported in the statement of income on a pre-tax basis in the period the asset giving rise to the gain or loss is sold.

Policy Acquisition Costs

Under NAIC SAP, the costs of acquiring and renewing business are expensed when incurred.  As such, during periods of high sales, statutory earnings will be depressed due to the lack of expense deferrals.  Under GAAP, acquisition costs related to traditional term life insurance and certain long-duration accident and health insurance, to the extent associated with successful sales and recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.  For traditional whole life insurance, universal life insurance and investment products, to the extent associated with successful sales and recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Unearned Revenue

Under NAIC SAP, amounts assessed policyholders that represent revenue for services to be provided in future periods are reported as revenue when received.  Under GAAP, such charges would be reported as a liability and amortized into revenue using the same assumptions and factors as are used to amortize deferred policy acquisition costs.

Non-admitted Assets

Under NAIC SAP, certain assets designated as “non-admitted” are excluded from the accompanying Balance Sheets – Statutory Basis and are charged directly to unassigned surplus.  Under GAAP, these assets would be included in the balance sheets, net of any valuation allowance.

8

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Universal Life and Annuity Policies

Under NAIC SAP, revenues consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves.  Under GAAP, revenues are comprised of contract charges and fees which are recognized when assessed against the policyholder account balance.  Additionally, premium receipts are considered deposits and are recorded as interest-bearing liabilities while interest credited to account values and benefits in excess of the policyholder account balance are recognized as expenses.

Reserves for Life, Accident and Health Policies

Under NAIC SAP, certain policy reserves are calculated based on mortality and interest assumptions prescribed or permitted by state statues, without consideration of withdrawals.  NAIC SAP policy reserves generally differ from policy reserves under GAAP, which are based on the Company's best estimates of mortality, interest and withdrawals.

Policyholder Dividends

Under NAIC SAP, policyholder dividends are recognized when declared.  Under GAAP, policyholder dividends would be for dividends that have accrued as of the financial statement date.

Reinsurance

Under NAIC SAP, policy and contract liabilities ceded to reinsurers have been reported as reductions to the related reserves.  Under GAAP, reinsurance recoverables are recorded as an asset.

Under NAIC SAP, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business.  Changes to those amounts are credited or charged directly to unassigned surplus.  Under GAAP, no such amounts are recorded and an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Under NAIC SAP, commission allowances by reinsurers on business ceded are reported as other revenue when received.  Under GAAP, these expenses would be deferred and amortized with deferred policy acquisition costs to the extent they qualify for the deferral.

Employee Benefits

Under NAIC SAP, the difference between the plan’s assets and the benefit obligation is reflected as an asset or liability, with an offset to unassigned surplus.  The prepaid asset that results from an excess of the fair value of plan assets over the pension obligation is recorded as a non-admitted asset.  Actuarial gains and losses and prior service costs are recorded as a component of unassigned surplus, net of tax.  Under GAAP, the difference between the plan’s assets and the benefit obligation is reflected as an asset or liability, with an offset to other comprehensive income.  In addition, actuarial gains and losses and prior service costs are recorded as a component of other comprehensive income, net of tax.

Federal Income Taxes

NAIC SAP requires an amount be recorded for deferred taxes, however, there are limitations as to the amount of deferred tax assets that may be reported as “admitted assets” and a federal income tax provision is required on a current basis for the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.  Under NAIC SAP, deferred taxes are recorded in surplus.  Under GAAP, tax expense includes both current and deferred taxes.  Both NAIC SAP and GAAP require a valuation allowance to reduce deferred tax assets to the amount which is more likely than not to be realized.  Under NAIC SAP, both the valuation allowance determination and admission calculation are made based on a separate company basis.

Cash, Cash Equivalents and Short-Term Investments

Under NAIC SAP, cash, cash equivalents and short-term investments represent cash balances and investments with remaining maturities when purchased of one year or less.  Under GAAP, cash and cash equivalents include investments with remaining maturities when purchased of three months or less.  Under GAAP, short-term investments are reported as a component of fixed maturity or equity investment balances.

Comprehensive Income

Comprehensive income and its components are not presented under NAIC SAP.

9

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Significant NAIC statutory accounting practices are as follows:

Investments

Investments are stated at amounts prescribed by the NAIC which are as follows:  bonds not backed by other loans are stated at amortized cost and loan-backed bonds and structured securities are stated at amortized cost using the interest method including anticipated prepayments at the date of purchase.  Significant changes in estimated cash flows from the original purchase assumptions are reviewed monthly.  Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker dealer survey values or internal estimates based on characteristics of similar products, consistent with the current interest rate and economic environment.  The retrospective adjustment method is used to value all loan-backed and structured securities and non-agency structured securities of high credit quality.  The prospective method is used to value structured securities with significant changes in cash flow, or of lower credit quality.  All bonds with a NAIC designation of 6 are stated at the lower of amortized cost or fair value.

Investments in preferred stocks are carried at cost if the NAIC designation is RP3 or P3 and above.  Preferred stocks with NAIC designations of RP4 or P4 and below are carried at the lower of cost or fair value.

Common stocks are generally reported at fair value.  Investments in stocks of non-insurance subsidiaries and affiliates in which the Company has an interest of 10% or more are reported equal to the Company’s proportionate share of the audited GAAP basis equity after the date of acquisition.  The Federal Home Loan Bank (“FHLB”) common stock is carried at cost.  The change in carrying value is generally recorded as a change in net unrealized losses on investments, a component of unassigned surplus.  The value of affiliated subsidiaries was $48,955 and $99,536 and the value of affiliated mutual funds was $259 and $182 at December 31, 2013 and 2012, respectively.

Mortgage loans are stated at the unpaid principal balance less unamortized discounts or plus unamortized premiums.  The Company records a reserve for losses on mortgage loans as part of the AVR.

Real estate held for the production of income is reported at depreciated cost. Real estate held for sale is reported at the lower of amortized cost or fair value. Depreciation expense is determined by the straight-line method.

Cash and cash equivalents consist of cash-in-bank, cash-in-transit, and all highly liquid securities purchased with a remaining maturity when purchased of three months or less. Short-term investments presented in the Balance Sheets – Statutory Basis consist of all investments that have a maturity date of one year or less at the date acquired and are stated at amortized cost, which approximates fair value.

Loans on insurance contracts are stated at the aggregate unpaid principal balance.  The excess of the unpaid balance of the loan over the cash surrender value is considered a non-admitted asset.

The carrying amount of limited partnerships, limited liability companies, and joint ventures reflect the underlying GAAP equity of these investments.  Income from these investments is recognized when distributed.  Unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.  These investments are recorded in “Other investments” in the Balance Sheets - Statutory Basis.  The value of affiliated limited liability company was $26,407 and $33,003 at December 31, 2013 and 2012, respectively.  Other-than-temporary impairments on these investments of $377 and $78 were recorded as realized losses during 2013 and 2012, respectively.  The Company has no investments in limited partnerships, limited liability companies or joint ventures that exceed 10% of its admitted assets.

Other investments also include surplus notes, which are valued at amortized cost, as permitted for NAIC 1 rated notes.  Interest is recorded when collected.  In addition to surplus notes, “Other investments” include an employee benefit trust, which is carried at either amortized cost or fair value of the underlying assets.  Additionally, “Other investments” include low-income housing tax credits which are carried under the amortized cost method.

Investment income consists primarily of interest and dividends.  Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date.  Interest income on loan-backed and structured securities is determined on the effective yield method based on estimated principal repayments.  Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt.  Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

10

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is non-admitted.  All other investment income due and accrued with amounts over 90 days past due, excluding policy loans, is non-admitted. The amount excluded from unassigned surplus was $6 and $8 at December 31, 2013 and 2012, respectively.

If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value.  For bond investments other than loan-backed and structured securities, if the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value.  For loan-backed and structured security investments, if the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows. All write downs are recorded as a realized loss.  For unaffiliated common stocks and other investments carried at fair value, unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.

Non-admitted Assets

In accordance with NAIC SAP, certain assets, designated as non-admitted assets, are excluded from the Balance Sheets - Statutory Basis and are charged directly to surplus.  Non-admitted assets consist primarily of a portion of deferred tax assets, a non-admitted receivable from AHC, furniture and equipment, and other assets not specifically identified as an admitted asset within the NAIC SAP.  Total non-admitted assets were $9,146 and $62,167 at December 31, 2013 and 2012, respectively.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation of furniture and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. Furniture and fixtures are generally depreciated over three to ten years.  Leasehold improvements are carried at cost less accumulated amortization.  The Company provides for amortization of leasehold improvements using the straight-line method over the lesser of the useful life of the asset or the remaining original lease term, excluding options or renewal periods. Leasehold improvements are generally amortized over three to twenty years.  Depreciation and amortization expense was $94 and $14 for the years ended December 31, 2013 and 2012, respectively.  Maintenance and repairs are charged to expense as incurred.

The Company did not modify its capitalization policy for the year ended December 31, 2013.

Reserves for Life, Accident and Health Policies and Deposit-type Funds

Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force.  Reserves for traditional and flexible premium insurance are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities. Reserves for fixed annuities are calculated using the Commissioner’s Annuity Reserve Valuation method (“CARVM”) with appropriate statutory interest and morbidity assumptions.

Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations.  Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Department.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyholders, less withdrawals that represent a return to the policyholder.  For the determination of tabular interest to deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

Reserves for Unpaid Claims

Reserves for unpaid claims include claims reported and unpaid and claims not yet reported, which is estimated based upon historical experience.  As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known. These estimates are subject to the affects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

11

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Dividends to Policyholders

Dividends are provided based on dividend formulas approved by the Board of Directors of the Company in accordance with actuarially determined dividend scales.  Dividends to policyholders are reflected in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis at amounts estimated to be paid or credited to policyholders during the subsequent year on the policy anniversary dates.  A portion of the Company’s business has been issued on a participating basis.  The amount of insurance in force on individual life participating policies was $2,562,725 or 45.1% and $2,758,440 or 25.9% of the individual life policies in force as of December 31, 2013 and 2012, respectively.

Asset Valuation and Interest Maintenance Reserves

The AVR is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company.  The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes.  Changes in the reserve are charged or credited to unassigned surplus.

The IMR is calculated based on the prescribed method developed by the NAIC.  Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve.  These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment.  Amortization included in net investment income was $1,080 and $873 for 2013 and 2012, respectively.

Recognition of Premium Revenues and Related Costs

Life premiums are recognized as income when premiums are due.  Annuity considerations are recognized as income when received.  Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies.  Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Reinsurance

Reinsurance premiums and claims are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premiums, benefits, reserves and unpaid claim liabilities are reported net of reinsured amounts.

Income Taxes

The Company files a life/non-life consolidated tax return with AMHC and AMHC includible affiliates and is party to a federal income tax allocation agreement.  The Company’s income tax allocation is based upon a written agreement which generally specifies separate income tax return calculations with current credit for net operating losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

The Company is subject to tax-related audits in the normal course of operations.  The Company records a contingency for these tax-related matters when it is more likely than not that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews its loss contingencies on an ongoing basis to ensure that the Company has appropriate reserves recorded on the Balance Sheets - Statutory Basis. These reserves are based on judgment made by management with respect to the likely outcome of these matters.  The Company’s judgment could change based on new information, Internal Revenue Service examinations and changes in laws or regulations. There was no reserve held for tax related contingencies at December 31, 2013 and 2012, respectively.

The statute of limitations, generally, is closed for the Company through December 31, 2009. In 2012, the Internal Revenue Service (“IRS”) completed its field examination of AMHC consolidated federal income tax returns for the years 2007-2009. The Company has accepted the 2007-2009 IRS field examination report.  The Joint Committee on Taxation accepted the 2007-2009 IRS field examination report in March 2013.

12

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Vulnerability due to Certain Concentrations

The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes.  Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company’s products.  Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer’s estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

Accounting Pronouncements

Statement of Statutory Accounting Principles No. 61 – Revised “Life, Deposit-type and Accident and Health Reinsurance” (“SSAP No. 61R”)

In December 2012, the NAIC issued SSAP No. 61R to incorporate the definition and accounting treatment for certified reinsurers.  The revisions to this statement were effective for the reporting periods beginning on or after December 31, 2012.  The adoption of the statement did not have a material impact to the Company’s financial position or results of operations.

Statement of Statutory Accounting Principles No. 103, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SSAP No. 103”)

In March 2012, the NAIC issued SSAP No. 103, which supersedes SSAP No. 91R “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  The statement had an effective date of January 1, 2013 with prospective application.  The adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

Statement of Statutory Accounting Principles No. 102, “Accounting for Pensions, A Replacement of SSAP No. 89” (“SSAP No. 102”)

In March 2012, the NAIC issued SSAP No. 102, which replaces SSAP No. 89 for the accounting and related reporting for pension obligations.   This statement required that underfunded defined benefit pension obligations, as determined when the projected benefit obligation exceeds the fair value of plan assets, be recognized as a liability.  The statement was effective beginning January 1, 2013.  There was no impact on the Company’s financial position or results of operations from the adoption of this statement.

Statement of Statutory Accounting Principles No. 92, “Accounting for Postretirement Benefits Other Than Pensions, a Replacement of SSAP No. 14” (“SSAP No. 92”)

In March 2012, the NAIC issued SSAP No. 92, which supersedes SSAP No. 14 “Postretirement Benefits Other Than Pensions”.  The statement was effective beginning January 1, 2013.  The adoption of this statement did not have a material impact on the Company’s financial position or results of operations as these obligations are held by AHC as disclosed in Note 5 – Employee Benefits.

Accounting Changes and Corrections of Errors

On January 1, 2013, the Company adopted SSAP No. 102, “Accounting for Pensions, a Replacement of SSAP No. 89”.   The Company released its minimum pension liability portion through a direct increase to unassigned surplus, then established an unrecognized actuarial loss in the same amount as a direct offset to unassigned surplus upon adoption.

During 2013, the Company discovered the following errors related to a prior year that resulted in a direct increase in unassigned surplus at December 31, 2013:  (1) several policyholders’ loans on insurance contracts were incorrectly removed from the accounting system for $482, and (2) incorrect coding in a system on a reinsurance rate for a reinsurance treaty of $383.

Additionally, the Company discovered an error in a system coding resulting in an incorrect calculation of policyholder dividends in the year of the policyholders’ death.  This error was corrected related to a prior year as a direct decrease in unassigned surplus of $509 at December 31, 2013.

During 2012, the Company discovered that it had not accrued for a reinsurance ceded death claim from a third party.  This error was corrected related to a prior year as a direct increase in surplus of $1,516 at December 31, 2012.

13

NOTE 2 - INVESTMENTS

Bonds

The cost or amortized cost and estimated fair value of bonds are summarized as follows at December 31, 2013:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$71,594	$4,115	$(402)	$75,307
Special Revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	73,818	3,768	(806)	76,780
Hybrid securities	7,595	1,420	(15)	9,000
Industrial and miscellaneous (unaffiliated)	761,603	52,401	(9,266)	804,738
Total Bonds	$914,610	$61,704	$(10,489)	$965,825

The cost or amortized cost and estimated fair value of bonds are summarized as follows at December 31, 2012:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$91,424	$8,374	$-	$99,798
Special Revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	83,153	7,164	(8)	90,309
Hybrid securities	9,427	1,668	(20)	11,075
Industrial and miscellaneous (unaffiliated)	756,659	84,724	(575)	840,808
Total Bonds	$940,663	$101,930	$(603)	$1,041,990

The Company had preferred stocks of $1,029 and $1,208 with a fair value of $1,144 and $1,420 at December 31, 2013 and 2012, respectively.

The cost or amortized cost and fair value of bonds at December 31, 2013 by contractual maturity are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Fair Value
Due in one year or less	$27,724	$28,289
Due after one year through five years	269,256	295,258
Due after five years through ten years	460,815	479,405
Due after ten years	120,570	123,332
Bonds with multiple repayment dates	36,245	39,541
Total Bonds	$914,610	$965,825

Sales of bond investments in 2013 and 2012 resulted in proceeds of $23,155 and $54,772, respectively, on which the Company realized gross gains of $2,199 and $6,173, respectively, and gross losses of $7 and $393, respectively.

14

NOTE 2 - INVESTMENTS, (continued)

Bonds and Stocks

Realized capital gains (losses) are as follows:

	Years Ended December 31
	2013	2012
Bonds:
Gross realized capital gains on sales	$2,199	$6,173
Gross realized capital losses on sales	(7)	(393)
Net realized capital gains on sales	2,192	5,780
Other, including impairments and net gain on dispositions
other than sales	674	196
Total bonds	2,866	5,976
Preferred stocks	-	9
Common stocks	27,794	299
Mortgage loans	(435)	-
Real estate	13	-
Other investments	1,130	176
Realized capital gains before federal income taxes
and transfer to IMR	31,368	6,460
Realized capital gains transferred to IMR	2,530	5,162
Federal income tax expense (benefit)	(11,607)	1,798
Net realized capital gains (losses)	$40,445	$(500)

The Company has entered into an agreement with the FHLB of Atlanta to provide for liquidity needs, if a future need for immediate liquidity arises.  The agreement provides for advances (lines of credit) up to $100,000 to the Company in return for the purchase of membership stock equal to 0.12% of assets plus an additional activity-based stock purchase equal to 4.5% of the advances.  As part of the agreement, $1,783 and $3,537 in stock is owned at December 31, 2013 and 2012.  On December 27, 2012, the Company borrowed $32,500 against the FHLB line of credit at a rate of 0.42% with repayment of $28,000 in 2013 and $4,500 in 2012.  As of December 31, 2013 and 2012, the Company had outstanding borrowings of $0 and $28,000, respectively, with an effective rate of 0.00% and 0.36% and interest paid of $27 and $2, respectively.  Bonds pledged as collateral at December 31, 2013 and 2012 as of result of this agreement were $34,367 and $47,040, respectively.

Restricted Assets

A detailed summary of restricted assets (including pledged assets) which are bonds and common stocks at cost or amortized cost as of December 31, 2013 is as follows:

	Gross Restricted				Percentage
Restricted Asset Category	Total Current Year	Total Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Additional Restricted to Total Admitted Assets
Letter stock or securities
restricted as to sale	$1,783	$3,537	$(1,754)	$1,783	0.121%	0.122%
On deposit with states	9,918	10,152	(234)	9,918	0.675%	0.679%
Pledged as collateral not
captured in other
categories - FHLB	34,367	47,040	(12,673)	34,367	2.337%	2.352%
Total Restricted Assets	$46,068	$60,729	$(14,661)	$46,068	3.133%	3.153%

15

NOTE 2 - INVESTMENTS, (continued)

An aging of unrealized losses on the Company’s investments in bonds, preferred stocks and common stocks were as follows:

	December 31, 2013
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$6,239	$(402)	$-	$-	$6,239	$(402)
Special Revenue and special
assessment obligations and all non-
guaranteed obligations of agencies
and authorities of governments and
their political subdivisions	17,376	(795)	376	(11)	17,752	(806)
Hybrid securities	-	-	1,985	(15)	1,985	(15)
Industrial and miscellaneous
(unaffiliated)	190,363	(8,910)	3,738	(356)	194,101	(9,266)
Total Bonds	213,978	(10,107)	6,099	(382)	220,077	(10,489)
Common Stocks	2,570	(69)	165	(21)	2,735	(90)
Total	$216,548	$(10,176)	$6,264	$(403)	$222,812	$(10,579)

	December 31, 2012
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$-	$-	$-	$-	$-	$-
Special Revenue and special
assessment obligations and all non-
guaranteed obligations of agencies
and authorities of governments and
their political subdivisions	-	-	439	(8)	439	(8)
Hybrid securities	1,980	(20)	-	-	1,980	(20)
Industrial and miscellaneous
(unaffiliated)	23,392	(428)	4,203	(147)	27,595	(575)
Total Bonds	25,372	(448)	4,642	(155)	30,014	(603)
Common Stocks	5,289	(391)	2,831	(199)	8,120	(590)
Total	$30,661	$(839)	$7,473	$(354)	$38,134	$(1,193)

The unrealized losses related to bonds in 2013 and 2012 reported above were primarily due to interest rate impacts, however also included credit-related considerations for certain bonds.  The Company considers various factors when considering if a decline in fair value is other-than-temporary, including the length of time and size of the unrealized loss, deterioration in ratings, industry conditions or factors related to a geographic area that are negatively affecting a security, violation of loan covenants, overall financial condition of the issuer and the Company’s intention and ability to sell or hold the security until maturity or recovery.  Upon review of these factors, the Company has determined that such declines were temporary in nature.  Therefore, the Company does not believe the unrealized losses on investments represent an other-than-temporary impairment as of December 31, 2013 and 2012.

The Company considers various factors when considering if a decline in the fair value of a preferred stock and common stock security is other-than-temporary, including but not limited to, the length of time and magnitude of the unrealized loss; the volatility of the investment; analyst recommendations and price targets; opinions of the Company’s investment managers; market liquidity; and the Company’s intentions to sell or ability to hold the investments until recovery. During 2013, the Company recorded realized losses for other-than-temporary impairments on common stocks of $30.  During 2012, the Company recorded no other-than-temporary impairments on stocks as realized losses.

16

NOTE 2 - INVESTMENTS, (continued)

The Company’s bond and short-term investment portfolios are predominantly comprised of investment grade securities.  At December 31, 2013 and 2012, bonds totaling $33,459 and $36,691, respectively, (3.5% and 3.8%, respectively, of the total bond and short-term portfolios) are considered “below investment grade”.  Securities are classified as “below investment grade” by utilizing rating criteria established by the NAIC.  During 2013 and 2012, the Company recorded realized losses for other-than-temporary impairments on bonds of $143 and $158, respectively.

The Company has exposure to subprime mortgage loans within its total investments in loan-backed and structured securities.  The Company manages its exposure to subprime mortgage loans in several ways.  First, the Company monitors its exposure level to loan-backed and structured securities against defined restrictions prescribed by its investment policy.  Restrictions include exposure at the aggregate level to loan-backed and structured securities along with exposure to ratings classes and subsectors. Also, the Company continually tracks subprime loan-backed and structured securities for factors including credit performance, rating agency actions, prepayment trends and de-levering.  Loans with trends that may indicate underperformance are monitored closely for any further deterioration that may result in action by the Company.

As of December 31, 2013 and 2012, the Company’s total investment in non-agency residential loan-backed and structured securities represents securities with an adjusted cost basis of $5,011 and $2,455 and a fair value of $5,178 and $2,655, respectively.  Additionally, as of December 31, 2013 and 2012, the Company’s exposure related to subprime loan-backed and structured securities represents securities with an adjusted cost basis of $1,626 and $470 and a fair value of $1,611 and $486, respectively.

A summary of loan-backed and structured security investments with recognized other-than-temporary impairments for 2013 is as follows:

	Amortized Cost Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
March 31, 2013
Present value of cash flows	$-	$-	$-	$-
June 30, 2013
Present value of cash flows	$-	$-	$-	$-
September 30, 2013
Present value of cash flows	$-	$-	$-	$-
December 31, 2013
Present value of cash flows	$528	$-	$143	$463

The Company had no loan-backed and structured security investments with recognized other-than-temporary impairments in 2012.

A detail summary of the loan-backed and structured security investments with recognized other-than-temporary impairments listed above is as follows:

December 31, 2013
CUSIP	Amortized Cost Before OTTI	Projected Cash Flows	Recognized OTTI Impairment	Amortized Cost After OTTI	Fair Value
94985EAD3	$528	$385	$143	$385	$463
Total	$528	$385	$143	$385	$463

17

NOTE 2 - INVESTMENTS, (continued)

A summary of loan-backed and structured security investments with unrealized losses for which an other-than-temporary impairment has not been recognized is as follows:

December 31, 2013
	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses

Structured securities	$30,815	$29,573	$(1,242)	$387	$376	$(11)

December 31, 2012
	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses

Structured securities	$-	$-	$-	$979	$935	$(44)

Mortgage Loans

The mortgage loan portfolio by geographic region and by property type is as follows:

	December 31, 2013		December 31, 2012
	Carrying Amount	Percent of Carrying Amount	Carrying Amount	Percent of Carrying Amount
Region
New England and Mid Atlantic	$11,744	5.2%	$9,169	4.0%
South Atlantic	105,825	46.4	102,379	44.6
North Central	45,364	19.9	43,323	18.8
South Central	26,104	11.5	29,780	12.9
Mountain	22,099	9.7	26,193	11.4
Pacific	16,708	7.3	19,183	8.3
Total	$227,844	100.0%	$230,027	100.0%

Property Type
Apartment and residential	$92,829	40.7%	$88,854	38.7%
Warehouses and industrial	51,279	22.5	53,175	23.1
Retail and shopping center	35,846	15.7	38,067	16.5
Office	39,768	17.5	42,812	18.6
Other	8,122	3.6	7,119	3.1
Total	$227,844	100.0%	$230,027	100.0%

For the mortgage loans held by the Company, debt service coverage ratio (“DSCR”) is considered a key credit quality indicator for loans that are income dependent while loan to value and borrower financial strength are considered key credit quality indicators for borrower-occupied loans. DSCRs compare a property’s net operating income to the borrower’s principal and interest payments.  Loan to value and debt service coverage ratios are updated annually or as warranted by economic conditions or impairment considerations.  Residential mortgage loans which are delinquent as to principal and or interest 90 days or more are classified as nonperforming loans.

18

NOTE 2 - INVESTMENTS, (continued)

Debt service coverage ratios for income dependent mortgage loans on commercial real estate are summarized as follows:

	December 31
	2013	2012
DSCR Distribution
Below 1.0	$13,079	$17,395
1.0 - 1.2	32,014	23,574
1.2 - 1.8	67,764	70,425
Greater than 1.8	29,428	35,365
Total	$142,285	$146,759

Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable future, the decrease in cash flows is considered temporary, or there are other risk mitigating factors.

Loan to value for borrower-occupied commercial real estate mortgage loans is summarized as follows:

	December 31
	2013	2012
Loan to Value
Below 60%	$2,022	$615
Total	$2,022	$615

The key credit quality indicators for residential mortgage loans are based on payment activity as follows:

	December 31, 2013
	Residential First Mortgages	Second Trusts	Total
Performing	$58,955	$16,044	$74,999
Non-performing	7,923	615	8,538
Total	$66,878	$16,659	$83,537

	December 31, 2012
	Residential First Mortgages	Second Trusts	Total
Performing	$63,179	$11,390	$74,569
Non-performing	8,084	-	8,084
Total	$71,263	$11,390	$82,653

19

NOTE 2 - INVESTMENTS, (continued)

An aging analysis of the loans held by the Company is summarized as follows:

	December 31, 2013
	Residential	Commercial	Total
Recorded investment (all)
Current	$71,787	$144,307	$216,094
30-59 days past due	1,429	-	1,429
60-89 days past due	1,783	-	1,783
90-179 days past due	1,070	-	1,070
180+ days past due	7,468	-	7,468
Accruing interest 90-179 days past due
Recorded investment	-	-	-
Interest accrued	-	-	-
Interest reduced
Recorded investment	3,489	-	3,489
Percent reduced	1.07%	-%	1.07%

	December 31, 2012
	Residential	Commercial	Total
Recorded investment (all)
Current	$69,805	$146,850	$216,655
30-59 days past due	2,524	-	2,524
60-89 days past due	2,240	-	2,240
90-179 days past due	2,171	524	2,695
180+ days past due	5,913	-	5,913
Accruing interest 90-179 days past due
Recorded investment	-	524	524
Interest accrued	-	10	10
Interest reduced
Recorded investment	-	-	-
Percent reduced	-%	-%	-%

At December 31, 2013, the average size of an individual commercial mortgage loan was $891. The average size of an individual residential mortgage loan was $205. For commercial mortgage loans, the Company’s policy is to obtain a first mortgage lien and to require a loan to value ratio of 75% or less at acquisition. The Company’s policy for commercial loans is to recognize due and accrued interest income on impaired loans if deemed collectible. However, the due and accrued interest income deemed collectible on impaired loans over 180 days past due is non-admitted. For residential loans, the Company recognizes due and accrued interest income on impaired loans if under 90 days delinquent. Loans 90 days past due or greater will be placed on non-accrual status and all previously accrued interest will be reversed. The Company had mortgage reserves (the mortgage component of the AVR) of $2,374 and $3,235 at December 31, 2013 and 2012, respectively.  As of December 31, 2013, the maximum and minimum rates of interest in the Company’s mortgage loan portfolio were 8.53% and 4.00% for commercial mortgage loans and 10.13% and 2.00% for residential mortgage loans.

In 2013, the Company issued 13 new commercial loans at the maximum and minimum rates of interest of 5.50% and 4.13% totaling $16,175.  The Company also acquired 29 residential mortgage loans at the maximum and minimum rates of interest of 7.72% and 2.00% totaling $11,213 (see Note 4).  Fire insurance is carried on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

At December 31, 2013 and 2012, the Company held no mortgage loans that were converted to loans that require payments of principal or interest be made based upon the cash flows generated by the property serving as collateral for the loans or that have a diminutive payment requirement.

20

NOTE 2 - INVESTMENTS, (continued)

Mortgage loans are evaluated individually for impairment.  The Company recorded realized losses for impairments of $682 and $0 for residential mortgage loans during 2013 and 2012, respectively.

The investment in impaired loans with or without credit losses are as follows:

	December 31, 2013
	Residential	Commercial	Total
With allowance for credit losses	$-	$-	$-
No allowance for credit losses	10,380	-	10,380

	December 31, 2012
	Residential	Commercial	Total
With allowance for credit losses	$-	$-	$-
No allowance for credit losses	-	62	62

A summary of information pertaining to impaired loans is as follows:

	December 31, 2013
	Residential	Commercial	Total

Average recorded investment	$8,374	$62	$8,436
Interest income recognized	81	34	115
Recorded investments on nonaccrual status	9,389	-	9,389
Amount of interest income recognized using a cash basis method
of accounting	70	-	70

	December 31, 2012
	Residential	Commercial	Total

Average recorded investment	$40	$64	$104
Interest income recognized	-	37	37
Recorded investments on nonaccrual status	8,084	-	8,084
Amount of interest income recognized using a cash basis method
of accounting	-	-	-

Real estate consists of residential properties held for the production of income.  During 2013, the Company recorded realized losses for other-than-temporary impairments on real estate of $11.   During 2012, the Company recorded no other-than-temporary impairments on real estate as realized losses.

21

NOTE 2 - INVESTMENTS, (continued)

Net Investment Income

Major categories of net investment income by class of investment are summarized below.

	Years Ended December 31
	2013	2012
Income:
Bonds	$49,265	$53,357
Preferred stocks	67	80
Common stocks	19,613	9,630
Mortgage loans	11,859	9,579
Real estate	(7)	(24)
Loans on insurance contracts	3,054	3,164
Short-term investments	3	30
Other investments	2,430	2,670
Amortization of interest maintenance reserve	1,080	873
Gross investment income	87,364	79,359
Total investment expenses	2,972	2,235
Net investment income	$84,392	$77,124

Fair Value of Financial Instruments

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stocks when carried at the lower of cost or market.  The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing).  In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price.   These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models.  Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company’s financial assets carried at fair value have been classified, for disclosure proposes, based on a hierarchy defined by SSAP No. 100.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3).  An asset’s classification is based on the lowest level input that is significant to its measurement.  In summary, the levels of the fair value hierarchy are as follows:

Level 1 – Values are unadjusted quoted prices for identical assets in active markets accessible at the measurement date.

Level 2 – Inputs include quoted prices for similar assets in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset at the reporting date.

22

NOTE 2 - INVESTMENTS, (continued)

The following table provides information as of December 31, 2013 about the Company’s financial assets measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value
Common Stock
Industrial and miscellaneous	64,080	-	-	64,080
Parent, subsidiaries and affiliates	259	-	-	259
Total Common Stocks	64,339	-	-	64,339
Other Investments	287	-	-	287
Total assets at fair value	$64,626	$-	$-	$64,626

The following table provides information as of December 31, 2012 about the Company’s financial assets measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value
Common Stock
Industrial and miscellaneous	$48,373	$-	$-	$48,373
Parent, subsidiaries and affiliates	182	-	-	182
Total Common Stocks	48,555	-	-	48,555
Other Investments	305	-	-	305
Total assets at fair value	$48,860	$-	$-	$48,860

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

Level 1 - Financial Assets

These assets include actively-traded exchange-listed common stocks, mutual funds and money market funds.  Unadjusted quoted prices for these assets are provided to the Company by independent pricing services.

Level 2 - Financial Assets

At December 31, 2013 and 2012, there were no financial assets measured at fair value in Level 2.

Level 3 - Financial Assets

At December 31, 2013 and 2012, there were no financial assets measured at fair value in Level 3.

The following table summarizes changes to our financial instruments for the year ended December 31, 2012 carried at fair value for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

	Beginning balance at 1/1/2012	Transfers into Level 3	Transfer out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus	Settlements	Ending balance at 12/31/2012
Assets:
Bonds
Industrial and miscellaneous	$17	$-	$(17)	$-	$-	$-	$-
Other investments	-	58	(58)	-	-	-	-
Total Assets	$17	$58	$(75)	$-	$-	$-	$-

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.  There were no transfers between Level 1 and 2 during 2013 or 2012.

23

NOTE 2 - INVESTMENTS, (continued)

The tables below reflect the fair values and book/adjusted carrying values of all admitted assets and liabilities that are financial instruments excluding those accounted for under the equity method.  The Company had no financial instruments that were determined it was not practicable to calculate a carrying value.  The fair values are also categorized into the three-level fair value hierarchy as described below.

As of December 31, 2013:

	Fair Value	Book /Adjusted Carrying Value	Level 1	Level 2	Level 3
Assets:
Bonds	$965,825	$914,610	$-	$798,928	$166,897
Preferred stocks	1,144	1,029	-	555	589
Common stocks	66,122	66,122	64,339	1,783	-
Mortgage loans	234,711	227,844	-	-	234,711
Cash, cash equivalents and short-term
investments	49,399	49,399	49,399	-	-
Loans on insurance contracts	53,044	46,548	-	-	53,044
Other investments	10,206	9,686	1,061	8,011	1,134
Investment income due and accrued	13,005	13,005	13,005	-	-
Total financial assets	$1,393,456	$1,328,243	$127,804	$809,277	$456,375

Liabilities:
Deposit-type funds	$120,825	$120,938	$-	$-	$120,825
Total financial liabilities	$120,825	$120,938	$-	$-	$120,825

As of December 31, 2012:

	Fair Value	Book /Adjusted Carrying Value	Level 1	Level 2	Level 3
Assets:
Bonds	$1,041,990	$940,663	$-	$880,411	$161,579
Preferred stocks	1,420	1,208	-	612	808
Common stocks	52,092	52,092	48,555	3,537	-
Mortgage loans	239,169	230,027	-	-	239,169
Cash, cash equivalents and short-term
investments	14,354	14,354	14,354	-	-
Loans on insurance contracts	58,120	47,916	-	-	58,120
Other investments	11,042	9,928	788	9,057	1,197
Investment income due and accrued	13,810	13,810	13,810	-	-
Total financial assets	$1,431,997	$1,309,998	$77,507	$893,617	$460,873

Liabilities:
Deposit-type funds	$126,860	$123,453	$-	$-	$126,860
Total financial liabilities	$126,860	$123,453	$-	$-	$126,860

24

NOTE 2 - INVESTMENTS, (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Bonds and Preferred Stocks:  The fair values for bonds and preferred stocks are based on quoted market prices, where available.  For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.  The fair values of loan-backed and structured securities are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.  Bonds and preferred stocks priced based on observable market information are assigned to Level 2.  Bonds and preferred stocks priced based on uncorroborated broker quotes, unobservable market inputs or internal valuations are assigned to Level 3.

Common Stocks:  For publicly traded securities and affiliated mutual funds, fair value is obtained from independent pricing services or fund managers and are assigned to Level 1 as the fair values are based on quoted prices in active markets for identical securities.  For stock in FHLB, carrying amount approximates fair value and as such are assigned to Level 2.  Stocks in affiliates carried on the equity method are not included as part of the fair value disclosure.

Mortgage Loans:  The fair values for commercial mortgage loans are estimated using discounted cash flow calculations which are based on interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments.  The fair value of residential mortgage loans was determined based on a discounted cash flow methodology performed by a third party.  The discounted cash flow methodology incorporated historical performance, borrower, collateral and underwriting characteristics and broader macroeconomic factors.

Cash, Cash Equivalents and Short-term Investments and Investment Income Due and Accrued:  The carrying amounts for these instruments approximate their fair values due to the short maturity of these investments.

Loans on Insurance Contracts:  The fair values for loans on insurance contracts are estimated using discounted cash flow analysis at interest rates currently offered for similar loans. Loans on insurance contracts with similar characteristics are aggregated for purposes of the calculations.

Other Investments:  The fair values for the Level 1 other investments are based on quoted market prices where available.  Other investments where price is based on observable market information are assigned to Level 2.  For other investments which are internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments are assigned to Level 3.  Other investments carried on the equity method are not included as part of the fair value disclosure.

Deposit-Type Funds: Deposit-type funds are valued using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

NOTE 3 - INCOME TAXES

The application of SSAP No. 101 requires a company to evaluate the recoverability of gross deferred tax assets (“DTAs”) and to establish a valuation allowance if necessary to reduce the gross deferred tax asset to an amount which is more likely than not to be realized (“adjusted gross deferred tax asset”). Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance.  In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversals; (4) taxable income in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

Based on an evaluation of the above factors, management believes it more likely than not that the adjusted gross deferred tax assets will be realized.

25

NOTE 3 - INCOME TAXES, (continued)

The components of the net deferred tax asset/(liability) as of December 31, 2013 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$24,048	$1,247	$25,295
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	24,048	1,247	25,295
Deferred tax assets non-admitted	5,137	-	5,137
Subtotal net admitted deferred tax assets	18,911	1,247	20,158
Deferred tax liabilities	(1,566)	(9,586)	(11,152)
Net admitted deferred tax assets/(net deferred tax liability)	$17,345	$(8,339)	$9,006

The amount of admitted adjusted gross deferred tax assets under each component of SSAP No. 101 as of December 31, 2013 is:

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$-	$-	$-
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$9,006	$-	$9,006
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$9,006	$-	$9,006
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$55,495
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$9,905	$1,247	$11,152
Deferred tax assets admitted as the result of application
of SSAP No. 101	$18,911	$1,247	$20,158

The components of the net deferred tax asset as of December 31, 2012 are as follows:
	Ordinary	Capital	Total
Gross deferred tax assets	$32,576	$23,999	$56,575
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	32,576	23,999	56,575
Deferred tax assets non-admitted	22,082	18,908	40,990
Subtotal net admitted deferred tax assets	10,494	5,091	15,585
Deferred tax liabilities	(1,065)	(5,091)	(6,156)
Net admitted deferred tax assets	$9,429	$-	$9,429

26

NOTE 3 - INCOME TAXES, (continued)

The amount of admitted adjusted gross deferred tax assets under each component of SSAP No. 101 as of December 31, 2012 was:

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$6,005	$-	$6,005
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$3,424	$-	$3,424
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$3,424	$-	$3,424
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$45,620
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$1,065	$5,091	$6,156
Deferred tax assets admitted as the result of application
of SSAP No. 101	$10,494	$5,091	$15,585

The changes in the components of the net deferred tax asset/(liability) from December 31, 2012 to December 31, 2013 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$(8,528)	$(22,752)	$(31,280)
Statutory valuation allowance adjustment	-	-	-
Adjusted gross deferred tax assets	(8,528)	(22,752)	(31,280)
Deferred tax assets non-admitted	(16,945)	(18,908)	(35,853)
Subtotal net admitted deferred tax assets	8,417	(3,844)	4,573
Deferred tax liabilities	(501)	(4,495)	(4,996)
Net admitted deferred tax assets/(net deferred tax liability)	$7,916	$(8,339)	$(423)

	Ordinary	Capital	Total
Admission calculation components
SSAP No. 101
Federal income taxes paid in prior years recoverable
through loss carrybacks	$(6,005)	$-	$(6,005)
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
After application of the threshold limitation	$5,582	$-	$5,582
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$5,582	$-	$5,582
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$9,875
Adjusted gross deferred tax assets offset by gross
deferred tax liabilities	$8,840	$(3,844)	$4,996
Deferred tax assets admitted as the result of application
of SSAP No. 101	$8,417	$(3,844)	$4,573

27

 NOTE 3 - INCOME TAXES, (continued)

The Company does not carry any deferred tax liabilities on unrealized capital gains related to investments in affiliates.

The Company used the following amounts in determining deferred tax asset admissibility:

	2013	2012
Ratio percentage used to determine recovery period and
threshold limitation above [Ex DTA ACL RBC ratio]	1,793%	1,234%
Amount of adjusted capital and surplus used to determine
recovery period and threshold limitation above	$369,967	$304,133

There were no tax planning strategies utilized at December 31, 2013 and 2012.

The provisions for incurred federal income taxes on earnings are:

	2013	2012	Change
Federal	$8,123	$15,253	$(7,130)
Foreign	-	-	-
Subtotal	8,123	15,253	(7,130)
Federal income tax on net capital gains	(10,722)	3,604	(14,326)
Other	25	(9)	34
Federal and foreign income tax incurred	$(2,574)	$18,848	$(21,422)

28

NOTE 3 - INCOME TAXES, (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31		Change
	2013	2012	from 2012
Deferred tax assets:
Ordinary
Policyholder reserves	$6,047	$7,762	(1,715)
Investments	2,176	2,675	(499)
Deferred acquisition costs	7,008	7,310	(302)
Policyholder dividends accrual	1,986	2,146	(160)
Fixed assets	615	620	(5)
Compensation and benefits accrual	4,076	4,076	-
Receivables - non-admitted	1,403	7,412	(6,009)
Other (including items <5% of total
ordinary tax assets)	737	575	162
Subtotal	24,048	32,576	(8,528)
Statutory valuation allowance adjustment	-	-	-
Non-admitted deferred tax assets	5,137	22,082	(16,945)
Admitted ordinary deferred tax assets	$18,911	$10,494	$8,417

Capital
Investments	$1,145	$23,999	$(22,854)
Real estate	102	-	102
Subtotal	1,247	23,999	(22,752)
Statutory valuation allowance adjustment	-	-	-
Non-admitted assets	-	18,908	(18,908)
Admitted capital deferred tax assets	1,247	5,091	(3,844)
Admitted deferred tax assets	$20,158	$15,585	$4,573

Deferred tax liabilities:
Ordinary
Investments	$734	$884	$(150)
Policyholder reserves	831	175	656
Unearned commissions	-	6	(6)
Other (including items <5% of total
ordinary tax liabilities)	1	-	1
Subtotal	$1,566	$1,065	$501

Capital
Investments	$9,586	$5,091	$4,495
Subtotal	$9,586	$5,091	$4,495

Deferred tax liabilities	$11,152	$6,156	$4,996

Net deferred tax assets	$9,006	$9,429	$(423)

29

NOTE 3 - INCOME TAXES, (continued)

The change in deferred income tax is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted is reported separately from the change in deferred income taxes in the surplus section of the annual statement).

	December 31		Change	Change
	2013	2012	from 2012	from 2011
Total gross deferred tax assets	$25,295	$56,575	$(31,280)	$19,704
Total deferred tax liabilities	11,152	6,156	4,996	1,389
Net deferred tax asset	$14,143	$50,419	(36,276)	18,315
Tax effect of change in unrealized gains and change in pension liability			5,073	1,445
Change in net deferred income tax			$(31,203)	$19,760

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference as of December 31, 2013 and 2012 were as follows:

	2013	2012
Net gain from operations before income taxes	$56,781	$59,054
Net realized capital gains before income taxes	31,368	6,460
Prior year errors	356	1,516
Change in pension liability	-	(626)
Change in unauthorized reinsurance	2	1
Total pre-tax statutory income	88,507	66,405
Change in non-admitted assets	17,167	814
IMR amortization	(1,080)	(873)
Tax-exempt income	(49)	(53)
Dividends from affiliates	(18,499)	(8,521)
Investment in subsidiary	(3,750)	(61,291)
Non-deductible expense	8	37
Other	(30)	1,354
Subtotal	82,274	(2,128)
Statutory tax rate	0.35	0.35
Subtotal	28,796	(745)
Tax credits	(167)	(168)
Total statutory income taxes	$28,629	$(913)

Federal and foreign income tax incurred	$(2,574)	$18,848
Change in deferred income tax	31,203	(19,761)
Total statutory income taxes	$28,629	$(913)

At December 31, 2013, the Company did not have any net operating loss, net capital loss and/or alternative minimum tax carryforwards.

The amount of federal income taxes incurred in the current year and each of the two preceding years, which is available for recoupment in the event of future losses is $0.

There were no deposits admitted under IRC Section 6033.

30

NOTE 3 - INCOME TAXES, (continued)

The Company joins in a consolidated federal income tax return filed by AMHC. The members of the affiliated group joining in the AMHC consolidated return are as follows:

Ameritas Holding Company	PRBA, Inc.
Ameritas Investment Partners, Inc	PRB Administrators, Inc.
Ameritas Life Insurance Corp	Acacia Federal Savings Bank
Ameritas Mortgage Funding, Inc.	Calvert Investments, Inc.
Acacia Life Insurance Company	Calvert Investment Management, Inc.
Ameritas Investment Corp.	Calvert Investment Administrative Service, Inc.
Ameritas Life Insurance Corp. of New York	Calvert Investment Distributors, Inc.
The Union Central Life Insurance Company	Calvert Investment Services, Inc.

The Company’s income tax allocation is based upon a written agreement which generally specifies separate return calculation with current credit for net operating losses, net capital losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within the twelve months of the reporting date.

NOTE 4 - INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES

Effective October 31, 2013, the Company sold AFSB to Stifel Bank & Trust for $52,283 less estimated selling cost of ($520), net of 2012 accrual reversals, and recognized a pre-tax capital gain on the sale of $25,581 with a federal income tax benefit of $14,947.  The net after tax impact of this sale transaction of $40,528 is reflected in net realized capital gains (losses) on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

An in-kind dividend distribution of residential mortgage loans with a fair value of $11,213 and real estate with a fair value of $1,286 were received from AFSB immediately prior to the sale and is reflected in net investment income on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

In June of 2012, a definitive agreement was reached to sell 100 percent of the stock of AFSB, subsidiary owned by the Company and Ameritas Life, to Customers Bancorp Inc. Subject to receiving regulatory approval, the transaction was targeted to be closed in early 2013. At December 31, 2012, the Company valued AFSB at its fair value minus estimated selling costs and recognized a pre-tax unrealized loss of $60,400 on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.  In April 2013, the companies mutually agreed to terminate this agreement to sell the AFSB stock.

On December 31, 2012, in conjunction with the anticipated sale of AFSB by the Company and Ameritas Life, the Company purchased residential mortgage loans from AFSB for $82,653 and real estate for $939, which represented the fair value of the loans and real estate. Additionally on this date, the Company made a capital contribution of $6,148 to AFSB.  On April 30, 2012, the Company received a cash common stock dividend of $8,521 from AFSB.

Effective September 26, 2013, a downstream company, The Estates of Marlboro Riding LLC, was liquidated into its parent, Griffin Realty, LLC, a wholly owned subsidiary of the Company.  In connection with this liquidation, the Company received $7,000 as a return of capital from Griffin Realty, LLC which was accounted for as a reduction in its carrying value.

Effective October 1, 2012, ARC was dissolved and the net assets of ARC were distributed to the Company. The Company recognized a realized loss of $1,345 in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis at December 31, 2012.

On December 20, 1999, Ameritas Life purchased $25,000 of redeemable preferred stock from the Company.  The stock, which pays dividends in an amount per annum equal to 6.66% and is non-voting, provides for redemption beginning in 2005 with final redemption on or by January 1, 2015. During both 2013 and 2012, $2,500 of the preferred stock was redeemed.  If the Company is liquidated or dissolved, holders of preferred stock will be entitled to payments of $25 per share plus cumulative accrued and unpaid dividends.

31

NOTE 4 - INFORMATION CONCERNING PARENT, SUBSIDIARIES AND AFFILIATES, (continued)

Through an assumption reinsurance agreement with Ameritas Life, certain states have required the Company remain contingently liable in the event the assuming reinsurer is unable to fulfill its obligations. The Company was contingently liable for $17,239 and $16,155 of additional reserves as of December 31, 2013 and 2012, respectively.

The Company reported the following amounts due from (to) the below listed affiliates at December 31, 2013 and 2012 and are included in “Other admitted assets” and “Other liabilities” in the Balance Sheets – Statutory Basis.  The terms of the settlements  require that these amounts be settled monthly.

	2013	2012
Ameritas Holding Company	$61	$(18)
The Union Central Life Insurance Company	(396)	14
Ameritas Investment Corp.	72	7
Ameritas Investment Partners, Inc.	14	-
Ameritas Life Insurance Corp.	(2,533)	(8,963)
Acacia Federal Savings Bank	-	954
Calvert Investments, Inc.	996	997
Griffin Realty, LLC.	4	-
Total	$(1,782)	$(7,009)

During 2013 and 2012, the Company received technical, financial, legal and marketing support from its affiliates under a general administrative services agreement. The cost of these services to the Company was $10,902 and $9,954 as of December 31, 2013 and 2012, respectively.

The Company receives investment advisory services from an affiliate. Costs related to this agreement totaled $1,458 and $1,385 and were netted against investment income as of December 31, 2013 and 2012, respectively.

NOTE 5 - EMPLOYEE BENEFITS

The Company sponsors several non-qualified, unfunded defined benefit pension plans where the Company makes payments under certain voluntary arrangements for payment of retirement benefits, which are not provided for under the defined benefit pension plan.  Since the non-qualified defined benefit pension plans are unfunded, there are no plan assets supporting the plans.

In 2013, the liability for two non-qualified, unfunded defined benefit plans was transferred to the Company as a result of the sale of an affiliated entity.  As a result of this transaction, $1,045 of obligations were transferred to the Company.

Total net periodic benefit cost was recorded in “General insurance expenses” in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis for the years ended December 31, 2013 and 2012.

The Company has deferred compensation plans covering the Board of Directors, certain management employees and agents.  The Company’s method of accounting for these plans is the accrual method.

The measurement date for the Company’s pension benefits is December 31.  A summary of assets, obligations and assumptions are as follows.

	Underfunded Pension Benefits
	2013	2012
Change in projected benefit obligation:
Benefit obligation at beginning of year	$8,164	$7,892
Interest cost	305	337
Actuarial (gain) loss	(397)	678
Benefits paid	(806)	(743)
Transfer	1,045	-
Benefit obligation at end of year	$8,311	$8,164

32

NOTE 5 - EMPLOYEE BENEFITS, (continued)

	2013	2012
Underfunded
Liabilities recognized
Accrued benefit costs	$6,563	$6,274
Liability for pension benefits	1,748	1,890
Total liabilities recognized	$8,311	$8,164
Unrecognized liabilities	$1,748	$1,890

The components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012
Interest cost	$305	$337
Amount of recognized losses	138	53
Total net periodic benefit cost	$443	$390

Amounts in unassigned surplus recognized as components of net periodic benefit cost:

	Pension Benefits
	2013	2012
Items not yet recognized as a component of net
periodic cost - prior year	$1,890	$1,264
Net (gain) loss arising during the period (net of transfer of loss -
$393 and $0 in 2013 and 2012, respectively)	(4)	678
Net loss recognized	(138)	(52)
Items not yet recognized as a component of net
periodic cost - current year	$1,748	$1,890

The amounts in unassigned surplus expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012
Net recognized losses	$82	$83

The amounts in unassigned surplus that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits
	2013	2012
Net unrecognized losses	$1,748	$1,890

33

NOTE 5 - EMPLOYEE BENEFITS, (continued)

The weighted-average assumptions are as follows:

	Pension Benefits
	2013	2012
Weighted-average assumptions used to determine net periodic
benefit cost as of December 31:
Weighted average discount rate	3.47%	4.49%

Weighted-average assumptions used to determine projected
benefit obligation as of December 31:
Weighted average discount rate	4.24%	3.47%

Future expected pension benefit payments are as follows:

Year	Amount
2014	$798
2015	$799
2016	$799
2017	$791
2018	$789
2019-2023	$3,578

The accumulated pension benefit obligation for the defined pension benefit plans is as follows:

	December 31,	December 31,
	2013	2012
Accumulated benefit obligation	$8,311	$8,164

Projected benefit obligation (PBO)	$8,311	$8,164
Unfunded status (PBO - Plan assets)	$8,311	$8,164

Unrecognized items:
Unrecognized losses, net of tax	$1,136	$1,228
Total unrecognized items, net of tax	$1,136	$1,228

Additional minimum pension liability, net of tax	$-	$1,228

The Company participates in the Ameritas Pension Plan, of which AHC is the plan sponsor.  In 2013 and 2012, the Company recognized $1,837 and $1,537, respectively, of expense related to its proportionate share of required funding.

The Company holds a prefunded pension expense receivable due from AHC.  The balance of the pre-funded pension expense receivable was $2,500 and $20,467 at December 31, 2013 and 2012, respectively.  This change was due to cash settlements during 2013 which were reflected in “Other miscellaneous, net” on the Statements of Cash Flows – Statutory Basis.

The Company also participates in a postretirement benefit plan sponsored by AHC.  The expense for the postretirement benefit plan was paid entirely by AHC.

34

NOTE 6 - DIVIDEND RESTRICTIONS AND SURPLUS

The Company is subject to regulation by the Department, which restricts the advancement of funds to parent and affiliated companies as well as the amount of dividends that may be paid without prior approval.  Dividend payments by the Company, when aggregated with all other dividends in the preceding twelve months, cannot exceed the lesser of 10% of surplus as of the preceding year-end or the statutory net gain from operations for the previous calendar year, without prior approval from the Department. Based on this limitation, the Company would be able to pay $37,347 in dividends after December 15, 2013, without prior approval. Preferred stock dividends were paid to Ameritas Life of $278 and $444 during the years ended December 31, 2013 and 2012, respectively. In addition, the Company paid dividends of $20,000 and $10,000 to Ameritas Life during the years ended December 31, 2013 and 2012, respectively.

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date. The cumulative effect related to the portion of unassigned surplus represented or reduced by each of the following items as of December 31:

	2013	2012
Unrealized capital gains, net of taxes	$45,705	$59,736
Non-admitted asset values	(9,146)	(62,167)
Asset valuation reserve	(18,653)	(9,527)

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Guaranty Fund Assessments

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health insurance guaranty funds.  Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state.  In some states these assessments may be applied against premium taxes. The Company has estimated its costs related to past insolvencies and has provided a reserve included in “other liabilities” of $334 and $499 as of December 31, 2013 and 2012, respectively, and estimated recoveries from premium taxes included in “other admitted assets” as of December 31, 2013 and 2012 were $204 and $235, respectively on the Balance Sheets - Statutory Basis.

Litigation and Regulatory Examination

From time to time, the Company is subject to litigation and regulatory examination in the normal course of business. Management does not believe the Company is party to any such pending litigation or examination which would have a material adverse effect on its financial condition or results of its operations.

There were no claims (per claim or claimant) where amounts were paid to settle related extra contractual obligations or bad faith claims resulting from lawsuits during 2013 and 2012.

Other

Commitments for equity-type limited partnerships of $20,771 and $11,573 and mortgage loan commitments of $5,550 and $2,075 were outstanding for investments to be purchased in subsequent years as of December 31, 2013 and 2012, respectively. These commitments have been made in the normal course of business and are not reflected in the accompanying statutory basis financial statements. The Company’s exposure to credit loss is represented by the contractual notional amount of those instruments.  The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

NOTE 8 - LEASES

The Company leases office space under operating lease agreements that expire at various dates through 2020.  Certain rental commitments have renewal options extending through the year 2020.  Some of these renewals are subject to adjustments in future periods. Rental expense for 2013 and 2012 was $558 and $915, respectively.  In addition, the Company entered into a space sharing agreement with Calvert in January 2011 and the amount expensed during 2013 and 2012 was $494 for both years.

The Company has subleased a portion of this office space and received sublease income recorded as an offset to “general insurance expenses” in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis of $491 and $496 in 2013 and 2012, respectively.

35

NOTE 8 – LEASES, (continued)

Future minimum payments under noncancellable operating leases consisted of the following at December 31, 2013:

Amount
2014	$1,092
2015	1,108
2016	1,125
2017	1,142
2018 and thereafter	3,536
$8,003

NOTE 9 - OTHER ITEMS

Troubled Debt Restructuring

As of December 31, 2013, the Company had 25 residential mortgage loans with troubled debt restructurings (TDR’s) with a carrying value of $10,519 and no commercial mortgage loans with TDR’s.  There were 6 short sales in 2013.  The Company had no long-term bond holdings or mortgage loans with restructured terms in 2012.  The Company incurred no amount of commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructuring.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2013 and through March 20, 2014, the date the financial statements were available to be issued.

The Company’s Board of Directors approved the Plan of Merger with Ameritas Life, its parent company, in December 2013, subject to regulatory approval.  In addition, Union Central’s Board of Directors approved the Plan of Merger with Ameritas Life, its parent company, in December 2013, subject to regulatory approval.  The surviving company will be Ameritas Life effective July 1, 2014.

The Company received the Department response on February 6, 2014 that informed the Company it had no objection to the merger into Ameritas Life effective July 1, 2014.  Union Central received approval from the State of Nebraska Department of Insurance on January 9, 2014 for the merger with Ameritas Life.  The following summarized data gives the effect “as if” the merger had been consummated.  The most current unaudited pro forma combined financial information available for Ameritas Life “as merged” is as of December 31, 2013.

	December 31
	2013	2012
Total Assets	$16,253,386	$15,741,407
Capital and Surplus	$1,551,679	$1,348,296

	Years Ended December 31
	2013	2012
Total Premiums and Other Revenues	$2,538,857	$2,578,430
Net Income	$190,458	$95,858

36

NOTE 11 - REINSURANCE

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers.  These arrangements provide greater diversification of business and limit the maximum net loss potential on large or hazardous risks.  These reinsured risks are treated in the financial statements as risks for which the Company is not liable.  Accordingly, policy liabilities and accruals, including incurred but not reported claims, are reported in the financial statements net of reinsurance assumed and ceded.  A contingent liability exists with respect to the amount of such reinsurance in the event that the reinsuring companies are unable to meet their obligations.  Reinsurance of risk does not discharge the primary liability of the Company, the Company remains contingently liable with respect to any reinsurance ceded, and this contingency would become an actual liability in the event that the assuming company becomes unable to meet its obligation under the reinsurance treaty.  The Company conducts reinsurance business with Ameritas Life, Union Central (prior to May 1, 2013) and other non-affiliated companies.

Following is a summary of the transactions through reinsurance operations:

	Years Ended December 31
	2013	2012
Premium Income:
Assumed (related party $295 and ($9,953) in 2013 and 2012, respectively)	$626	$(9,594)
Ceded	26,177	32,129
Benefits To Policyholders:
Assumed (related party $6,324 and $8,119 in 2013 and 2012, respectively)	6,814	8,475
Ceded	27,934	24,799
Commission expense allowances:
Assumed (related party $420 and ($26,376) in 2013 and 2012, respectively)	420	(26,376)
Ceded	34	3,660
Reserves for life, accident and health policies:
Assumed (related party $1,086 and $28,556 in 2013 and 2012, respectively)	5,691	33,291
Ceded	42,306	43,922

Effective May 1, 2008, the Company entered into an agreement to coinsure with Union Central on a prospective basis, Union Central’s level term business.  Effective May 1, 2013, this treaty was recaptured. Effective November 1, 2009, the Company entered into an agreement to reinsure with Union Central, on a coinsurance basis, Union Central’s level term inforce policies. As a result of this agreement, a $27,000 ceding commission was paid to Union Central in 2009. Effective November 1, 2012, this treaty was recaptured.  The following was recorded due to the affiliated recaptures:

	Years Ended December 31
	2013	2012
Recapture settlement (decrease in commissions on reinsurance assumed)	$-	$28,500
Premium Income (decrease in assumed premium)	(5,000)	(28,460)
Release of assumed reserve liability	26,195	28,460
Pre-tax impact of recapture	21,195	28,500
Federal income tax expense	7,418	9,975
Net Income impact of recapture	$13,777	$18,525

Impact of recapture on unassigned surplus	$13,777	$18,525

NOTE 12 - RESERVES FOR LIFE, ACCIDENT AND HEALTH POLICIES

The Company waives deduction of deferred fractional premiums due upon death of the insured and returns any unearned premium beyond the date of death.  Surrender values are not provided in excess of the legally computed reserves.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Reserves for substandard universal life policies are included in the policy reserve.  The corresponding reserves held on such policies are calculated using the same interest rate as standard policies, but employ mortality rates which are multiples of standard mortality.

37

NOTE 12 - RESERVES FOR LIFE, ACCIDENT AND HEALTH POLICIES, (continued)

As of December 31, 2013 and 2012, respectively, the Company had $214,915 and $443,852 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Department.  Reserves to cover the above insurance totaled $823 and $1,317 at December 31, 2013 and 2012, respectively.

NOTE 13 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of annuity reserves and deposit-type funds at December 31 are as follows:

	2013		2012
	General Account	% of Total	General Account	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$48,218	13.8%	$39,664	11.0%
Total with adjustment or at fair value	48,218	13.8%	39,664	11.0%
At book value without adjustment
(minimal or no charge)	256,584	73.7%	271,646	74.8%
Not subject to discretionary withdrawal	43,486	12.5%	51,706	14.2%
Total annuity reserves and deposit-type funds	$348,288	100.0%	$363,016	100.0%

A reconciliation of total annuity actuarial reserves and deposit fund liabilities follows:

	2013	2012
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$219,696	$231,244
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)	7,654	8,319
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	120,938	123,453
Total	$348,288	$363,016

NOTE 14 - PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 are as follows:

	2013		2012
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$5	1	$8	10
Ordinary renewal	235	(165)	680	225
Total	$240	(164)	$688	235

38

NOTE 15 - RECONCILIATION OF NAIC SAP TO GAAP

A reconciliation of net income and capital and surplus of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP is as follows:

	2013	2012
Statutory net income as reported	$89,078	$43,310
Insurance reserves	(10,722)	(14,397)
Deferred policy acquisition costs	(13,534)	(14,536)
Deferred income taxes and other tax reclassifications	(1,687)	13,573
Gains and losses on investments	(47,411)	1,079
Income related to investments	(15,374)	(7,203)
Earnings of subsidiaries	(6,140)	(3,000)
Other	3,613	(79)
GAAP net income (loss)	$(2,177)	$18,747

	2013	2012
Statutory surplus as reported	$378,973	$313,562
Insurance reserves	(17,884)	(7,611)
Deferred policy acquisition costs	27,994	31,318
Deferred income taxes	(19,561)	(60,421)
Valuation of investments	48,946	166,304
Statutory investment reserves	24,807	15,117
Subsidiary equity	(7,226)	(20,862)
Statutory non-admitted assets	9,146	62,167
Pension benefit obligations	(992)	(239)
Other	1,041	239
GAAP equity	$445,244	$499,574

39

AMERITAS LIFE INSURANCE CORP.

UNAUDITED PRO FORMA

FINANCIAL DATA

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

On July 1, 2014, Acacia Life Insurance Company (“Acacia”), The Union Central Life Insurance Company, (“UCL”), and Ameritas Life Insurance Corp. (“ALIC”) (collectively the “Merged Entities”) will merge with and into Ameritas Life Insurance Corp. (“Ameritas Life”) (the “Merger”).  Acacia and UCL are wholly-owned subsidiaries of ALIC.  The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth unaudited pro forma financial data of Ameritas Life, and are based on the historical financial data prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska and the Department of Insurance, Securities and Banking of the District of Columbia (“the Departments”) of Ameritas Life and the Merged Entities.  Accounting practices and procedures of the National Association of Insurance Commissioners (“NAIC”) as prescribed or permitted by the Departments comprise a comprehensive basis of accounting (“NAIC SAP”) other than accounting principles generally accepted in the United States of America (“GAAP”). The Company is following merger guidance under Statement of Statutory Accounting Principles (“SSAP”) No. 3 “Accounting Changes and Correction of Errors”.  The Unaudited Pro Forma Financial Statements of Ameritas Life have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining Ameritas Life's and the Merged Entities' results of operations as if Ameritas Life and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Financial Statements should be read in conjunction with the historical financial statements of Ameritas Life and the Merged Entities.

1

Draft - Subject to Change

AMERITAS LIFE INSURANCE CORP.
UNAUDITED PRO FORMA BALANCE SHEETS – STATUTORY BASIS
(in millions)

	December 31, 2013
ADMITTED ASSETS	ALIC	ACACIA	UCL	Pro Forma Adjustments		Pro Forma Combined
Bonds	$1,964	$915	$3,660	$-		$6,539
Preferred stocks	5	1	-	(3)	(a)	3
Common stocks	1,249	115	54	(884)	(a,b)	534
Mortgage loans	543	228	607	-		1,378
Real estate:
Properties occupied by the company	22	2	9	-		33
Properties held for the production of income	25	-	-	-		25
Properties held for sale	5	-	5	-		10
Cash, cash equivalents, and short-term investments	88	49	39	-		176
Loans on insurance contracts	105	46	164	-		315
Other investments	95	60	44	-		199
Total Cash and Invested Assets	4,101	1,416	4,582	(887)		9,212

Investment income due and accrued	24	13	43	-		80
Deferred and uncollected premiums	42	3	39	-		84
Federal income tax recoverable	4	14	-	(9)	(c)	9
Net deferred income tax asset	37	9	52	-		98
Funds held under coinsurance - affiliate	-	-	47	-		47
Other admitted assets	29	6	98	(7)	(c)	126
Separate account assets	4,951	-	1,631	-		6,582
Total Admitted Assets	$9,188	$1,461	$6,492	$(903)		$16,238

LIABILITIES, CAPITAL AND SURPLUS
Reserves for life, accident and health policies	$2,275	$899	$3,918	$-		$7,092
Deposit-type funds	216	121	206	-		543
Reserves for unpaid claims	48	6	20	-		74
Dividends payable to policyholders	9	6	11	-		26
Interest maintenance reserve	10	6	16	-		32
Accrued commissions, expenses and insurance taxes	50	7	23	-		80
Accrued separate account transfers	(67)	-	(7)	-		(74)
Federal income taxes payable	-	-	9	(9)	(c)	-
Asset valuation reserve	73	19	40	-		132
Liabilities for employee benefits	57	3	-	-		60
Other liabilities	64	15	67	(7)	(c)	139
Separate account liabilities	4,951	-	1,631	-		6,582
Total Liabilities	7,686	1,082	5,934	(16)		14,686

Common stock	3	3	3	(6)	(d)	3
Preferred stock	-	3	-	(3)	(d)	-
Additional paid in capital	457	95	240	(335)	(d)	457
Surplus notes	-	-	50	-	(d)	50
Unassigned surplus	1,042	278	265	(543)	(d)	1,042
Total Capital and Surplus	1,502	379	558	(887)		1,552
Total Liabilities, Capital and Surplus	$9,188	$1,461	$6,492	$(903)		$16,238

2

Draft - Subject to Change

AMERITAS LIFE INSURANCE CORP.
UNAUDITED PRO FORMA SUMMARY OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS
(in millions)

	Year Ended December 31, 2013
	ALIC	ACACIA	UCL	Pro Forma Adjustments		Pro Forma Combined
Premiums and Other Revenue
Premium income	$1,623	$24	$220	$-		$1,867
Net investment income	140	84	255	(64)	(e,f)	415
Commissions and expense allowances on reinsurance ceded	10	-	12	-		22
Modco reinsurance adjustment – affiliate	-	-	159	-		159
Income from fees associated with separate accounts	36	-	17	-		53
Miscellaneous income	16	1	8	-		25
Total Premiums and Other Revenue	1,825	109	671	(64)		2,541

Expenses
Benefits to policyholders	1,197	83	736	-		2,016
Change in reserves for life, accident and health policies	238	(54)	1	-		185
Commissions	94	2	27	-		123
General insurance expenses	245	14	69	-		328
Taxes, licenses and fees	25	1	7	-		33
Net transfers from separate accounts	(21)	-	(235)	-		(256)
Total Expenses	1,778	46	605	-		2,429

Gain from Operations before Dividends, Federal Income Tax
Expense (Benefit) and Net Realized Capital Gains	47	63	66	(64)		112
Dividends to policyholders	9	6	11	-		26
Gain from Operations before Federal Income Tax
Expense (Benefit) and Net Realized Capital Gains	38	57	55	(64)		86
Federal income tax expense (benefit)	(17)	8	(25)	-		(34)
Gain from Operations before Net Realized Capital Gains	55	49	80	(64)		120
Net realized capital gains, net of taxes	9	40	22	-		71
Net Income	64	89	102	(64)		191

Preferred stock
Preferred stock redemption	-	(3)	-	3	(g)	-
Unassigned surplus
Change in unrealized gains (losses), net of tax	141	(14)	10	(150)	(g)	(13)
Change in net deferred income taxes	(6)	(31)	(43)	-		(80)
Change in non-admitted assets	29	53	46	-		128
Change in asset valuation reserve	(9)	(9)	6	-		(12)
Change in minimum pension liability, net of tax	2	1	6	-		9
Unrecognized actuarial losses, net of tax	(3)	(1)	(5)	-		(9)
Correction of errors	5	-	5	-		10
Dividends paid to common stockholder	(20)	(20)	(60)	80	(g)	(20)
Net Change in Capital and Surplus	203	65	67	(131)		204

Capital and Surplus at the Beginning of the Year	1,298	314	492	(756)	(g)	1,348
Capital and Surplus at the End of Year	$1,501	$379	$559	$(887)		$1,552

3

Draft - Subject to Change

AMERITAS LIFE INSURANCE CORP.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Financial Statements. The pro forma adjustments are based on estimates made by Ameritas Life's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Balance Sheets – Statutory Basis are described below:

(a)	Elimination of ALIC’s ownership of Acacia. Impact to preferred stocks $(3) million and common stocks $(376) million.
(b)	Elimination of ALIC’s ownership of UCL. Impact to common stocks $(508) million.
(c)	Various adjustments, primarily:
	× Intercompany service agreements elimination entries. Impact to other admitted assets and other liabilities $(7) million.
	× Current tax asset / liability reclasses. Impact to federal income tax recoverable and federal income taxes payable $(9) million.

(d)		Elimination of ALIC's ownership of Acacia	Elimination of ALIC's ownership of UCL	Total
	Common stock	$(3)	$(3)	$(6)
	Preferred stock	(3)	-	(3)
	Additional paid in capital	(95)	(240)	(335)
	Surplus notes *	-	-	-
	Unassigned surplus	(278)	(265)	(543)
	Total capital and surplus	$(379)	$(508)	$(887)

	*	The UCL surplus notes were contributed to ALIC in the merger.

The adjustments to the accompanying Unaudited Pro Forma Summary of Operations and Changes in Capital and Surplus – Statutory Basis are described below:

(e)	Elimination of ALIC’s dividend income from Acacia. Impact to net investment income $(4) million.
(f)	Elimination of ALIC’s dividend income from UCL. Impact to net investment income $(60) million.

(g)		Elimination of ALIC's ownership of Acacia	Elimination of ALIC's ownership of UCL	Total
	Preferred stock redemption	$3	$-	$3
	Change in unrealized gains (losses), net of tax	$(85)	$(65)	$(150)
	Dividends paid to common stockholder	$20	$60	$80
	Capital and surplus at the beginning of the year	$(314)	$(442)	$(756)

4

Draft - Subject to Change

PART C

OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

a) Financial Statements:

The financial statements of the subaccounts of Carillon Account, Ameritas Life Insurance Corp., The Union Central Life Insurance Company, and Acacia Life Insurance Company are filed in Part B. They include:

Subaccounts of Carillon Account:
Report of Deloitte & Touche LLP, independent registered public accounting firm.
Statements of Net Assets as of December 31, 2013.
Statements of Operations for the periods ended December 31, 2013.
Statements of Changes in Net Assets for the periods ended December 31, 2013 and 2012.
Notes to Financial Statements for the periods ended December 31, 2013 and 2012.

Ameritas Life Insurance Corp.:
Report of Deloitte & Touche LLP, independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital and Surplus – Statutory Basis for each of the three years in the period ended December 31, 2013.
Statements of Cash Flows – Statutory Basis for each of the three years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013, 2012, and 2011.

The Union Central Life Insurance Company:
Report of Deloitte & Touche LLP, independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital and Surplus – Statutory Basis for each of the three years in the period ended December 31, 2013.
Statements of Cash Flows – Statutory Basis for each of the three years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013, 2012, and 2011.

Acacia Life Insurance Company:
Report of Deloitte & Touche LLP, independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital Surplus – Statutory Basis for each of the two years in the period ended December 31, 2013.
Statement of Cash Flows – Statutory Basis for each of the two years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013 and 2012.

Pro forma – Ameritas Life Insurance Corp. (reflecting the merger of The Union Central Life Insurance Company and Acacia Life Insurance Company into Ameritas Life Insurance Corp.)
Unaudited Pro Forma Balance Sheets – Statutory Basis as of December 31, 2013.
Unaudited Pro Forma Summary of Operations and Changes in Capital Surplus – Statutory Basis for the year ended December 31, 2013.

All schedules of Ameritas Life Insurance Corp. for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Statutory Basis Financial Statements and therefore have been omitted.

There are no financial statements included in Part A or Part C.

Item 24.  Financial Statements and Exhibits (continued)

b)  Exhibits

Exhibit Number		Description of Exhibit
(1)	(a)	Resolution of the Board of Directors of The Union Central Life Insurance Company establishing Carillon Account. [1]
	(b)	Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Account to Ameritas Life Insurance Corp. [2] [For Later Submission]
(2)		Custody Agreement. Not applicable.
(3)	(a)	Principal Underwriting Agreement. [2] [For Later Submission]
	(b)	Form of Selling Agreement. [3]
(4)	(a)	Form of Variable Annuity Contract and Rider. [4]
	(b)	Form of Contract Endorsement (reflecting Ameritas Life Insurance Corp. as issuer.) [2] [For Later Submission]
(5)		Form of Application for Variable Annuity Contract. [4]
(6)	(a)	Amended and Restated Articles of Incorporation of Ameritas Life Insurance Corp. [5]
	(b)	Amended and Restated Bylaws of Ameritas Life Insurance Corp. [5]
(7)		Reinsurance Agreements. Not Applicable
(8)		Participation Agreements:
(a) The Alger Portfolios [6]
(b) American Century Investments [7]
(c) Calvert Variable Products, Inc. and Calvert Variable Series, Inc. [8]
(d) Columbia Funds Variable Series Trust 2 [6]
(e) DWS Variable Series I and II [9]
(f) Fidelity® Variable Insurance Products [9]
(g) Franklin Templeton Variable Insurance Products Trust [9]
(h) ALPS Variable Investors Trust [8]
(i) AIM (Invesco)Variable Insurance Funds [10]
(j) MFS® Variable Insurance Trust [7]
(k) MFS® Variable Insurance Trust II [2] [For Later Submission]
(l) Neuberger Berman Advisors Management Trust [11]
(m) Oppenheimer Variable Account Funds [11]
(n) PIMCO Variable Insurance Trust [12]
(o) T. Rowe Price Equity Series, Inc. [13]
(p) Third Avenue Variable Series Trust [13]
(q) Universal Institutional Funds, Inc. [14]
(r) Form of Participation Agreement Novation. [2] [For Later Submission]
General Administrative Services Agreement [15]
Amended and Restated General Administrative Services Agreement [16]
Service Agreement. [17]
Amended and Restated Asset Allocation Investment Advisory Agreement. [17]
Research Services Agreement. [18]
(9)		Opinion and Consent of Counsel. [2] [For Later Submission]
(10)		Consents of Independent Auditors and Independent Registered Public Accounting Firm. [2] [For Later Submission]
(11)		Omitted Financial Statements. Not applicable.
(12)		Initial Capital Agreements. Not applicable.
(13)		Powers of Attorney. [2] [For Later Submission]
(14)		Agreement and Plan of Merger between The Union Central Life Insurance Company and Ameritas Life Insurance Corp.[2] [For Later Submission]

Footnotes:

1          Incorporated by reference to Carillon Account Form N-4 Post-Effective Amendment No. 30 to Registration Statement No. 2-92146, filed February 27, 2008, EX-99.I.

2          For later submission.

3          Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 1 to Registration Statement No. 333-151913, filed April 9, 2009, EX-99.C.

4          Incorporated by reference to Carillon Account Form N-4 initial Registration Statement No. 333-118237, filed August 13, 2004, EX-99 (specimen contract and specimen application).

5          Incorporated by reference to Post Effective Amendment No. 45 for Ameritas Variable Separate Account VA-2 (File No. 333-182090), filed on April 22, 2014 (EX-99(6)(A) and 6(B).

6          Incorporated by reference to Carillon Life Account Form N-6 Post-Effective Amendment No. 12 to Registration Statement No. 33-94858 filed May 1, 2003, EX-99.H.8 and H.6.

7          Incorporated by reference to Carillon Life Account Form S-6 Pre-Effective Amendment No. 1 to Registration No. 33-94858, filed November 30, 1995, EX-99.A.4(8) and A.4(9).

8          Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 for Registration No. 333-142483, filed April 18, 2011, EX-99.H.8a and H.8b.

9          Incorporated by reference to Carillon Life Account Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151914, filed November 12, 2008, EX-99.H.1, H.2, and H.3.

10      Incorporated by reference to Carillon Life Account Form S-6/A Pre-Effective Amendment No. 1 to Registration No. 333-36220, filed July 25, 2000, EX-99.6.

11      Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 14 to Registration No. 33-94858, filed April 26, 2005, EX-99.H.5 and H.6.

12      Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151912, filed November 12, 2008, EX-99.H.3.

13      Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement No. 333-151913, filed June 25, 2008, EX-99.H.5 and H.6.

14      Incorporated by reference to Carillon Life Account Form N-6 initial Registration Statement No. 333-151914, filed June 25, 2008, EX-99.H.2.

15      Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 4 to Registration No. 333-142483, filed July 23, 2008, EX-99.H.8.C.

16      Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 14 to Registration Statement No. 333-142483, filed January 20, 2012, EX-99.H.

17      Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement No. 333-151913, filed February 25, 2011, EX-99.I.1 and EX-99.I.2.

18      Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post Effective Amendment No. 4 to Registration Statement No. 333-182090, filed August 16, 2013, EX-99.H.

Item 25.  Directors and Officers

Name and Principal	Position and Offices
Business Address*	With Depositor
JoAnn M. Martin	Director, Chair, President & Chief Executive Officer
James P. Abel	Director
J. Sidney Dinsdale	Director
James R. Krieger	Director
Tonn M. Ostergard	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
William W. Lester	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker	Executive Vice President
Robert C. Barth	Senior Vice President, & Chief Financial Officer
Bret L. Benham	Senior Vice President, Retirement Plans
J. Thomas Burkhard	Senior Vice President, Chief Distribution Officer, Individual
Karen M. Gustin	Senior Vice President, Group Distribution
Cheryl L. Heilman	Senior Vice President, Individual Operations
Robert M. Jurgensmeier	Senior Vice President, Chief Actuary, Individual
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual
Bruce E. Mieth	Senior Vice President, Group Operations
James Mikus	Senior Vice President & Chief Investment Officer
Lisa A. Mullen	Senior Vice President, Individual Financial Operations
Robert-John H. Sands	Senior Vice President, General Counsel & Corporate Secretary
Janet L. Schmidt	Senior Vice President, Director of Human Resources
Steven J. Valerius	President, Individual Division
Kenneth L. VanCleave	President, Group Division
Paul G. Wesling	Senior Vice President, Individual DI Product Management
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President & Chief Information Officer
Kelly J. Wieseler	Senior Vice President, Group Chief Actuary & Underwriting
Susan K. Wilkinson	Senior Vice President, Planning & Risk Management

* Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 26.  Organizations under common control with the depositor include:

Name of Corporation (state where organized)	Principal Business
Ameritas Mutual Holding Company (NE)	mutual insurance holding company
Ameritas Holding Company (NE)	stock insurance holding company
Ameritas Life Insurance Corp. (NE)	life/health insurance company
Calvert Investments Inc. (DE)	holding company
Calvert Investment Management, Inc. (DE)	asset management services
Calvert Investment Services, Inc. (DE)	shareholder services
Calvert Investment Administrative Services, Inc. (DE)	administrative services
Calvert Investment Distributors, Inc. (DE)	broker-dealer
Griffin Realty, LLC (VA)	real estate investment company
Ameritas Investment Corp. (NE)	securities broker dealer and investment adviser
Ameritas Life Insurance Corp. of New York (NY)	life insurance company
Ameritas Investment Partners, Inc. (NE)	investment adviser
Ameritas Mortgage Funding, Inc. (NE)	mortgage loan servicing

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 27.  Number of Contract owners

As of April 15, 2014, there were 5,785 qualified contracts and 1,550 non-qualified contracts in the Separate Account.

Item 28.  Indemnification

Ameritas Life Insurance Corp.’s By-laws provide as follows:

"The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

Section 21-20,103 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation against liability by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnification for such expenses which the Court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

a)    Ameritas Investment Corp. ("AIC") serves as the principal underwriter for the variable annuity contracts issued through Carillon Account, as well as Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA and Ameritas Life of NY Separate Account VA, and for variable life insurance contracts issued through Carillon Life Account, Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL, and Ameritas Life of NY Separate Account VUL.

b)    The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
William W. Lester*	Director & Chair
Salene Hitchcock-Gear*	Director, President & Chief Executive Officer
Robert C. Barth*	Director
Timmy L. Stonehocker*	Director
Billie B. Beavers**	Senior Vice President
Scott E. Fletcher *	Senior Vice President, AIC Capital Markets
Bruce D. Lefler**	Senior Vice President - Public Finance
Robert-John H. Sands*	Corporate Secretary

*	Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**	Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

c)     Commissions Received by Each Principal Underwriter from the Registrant during the Registrant's Last Fiscal Year:

Name of Principal Underwriter (1)	Net Underwriting Discounts and Commissions (2)	Compensation on Redemption (3)	Brokerage Commissions (4)	Compensation (5)
Ameritas Investment Corp. ("AIC")	$ 1,573,831	$ 0	$ 0	$ 67,828

(2)+(4)+(5) = Gross variable annuity compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30.  Location of Accounts and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31.  Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 32.  Undertakings

Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, the Registrant, Carillon Account, certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska effective this July 1, 2014, on this 1st day of July, 2014.

CARILLON ACCOUNT, Registrant

AMERITAS LIFE INSURANCE CORP., Depositor

By: JoAnn M. Martin [1]
Director, Chair

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated effective July 1, 2014, on July 1, 2014:

SIGNATURE	TITLE

JoAnn M. Martin [1]	Director, Chair, President & Chief Executive Officer
James P. Abel [1]	Director
J. Sidney Dinsdale [1]	Director
James R. Krieger [1]	Director
Tonn M. Ostergard [1]	Director
Kim M. Robak [1]	Director
Paul C. Schorr, IV [1]	Director
William W. Lester [1]	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker [1]	Executive Vice President
Robert C. Barth [1]	Senior Vice President & Chief Financial Officer
Robert-John H. Sands [1]	Senior Vice President & Corporate Secretary
Steven J. Valerius[1]	President, Individual Division

/s/ Robert G. Lange
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual

1  Signed by Robert G. Lange, under Power of Attorney effective as of July 1, 2014.

Exhibit Index

Exhibit

1(b)	Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Account to Ameritas Life Insurance Corp. [For later Submission]

3(a)	Principal Underwriting Agreement [For later Submission]

4(b)	Form of Contract Endorsement [For later Submission]

8(k)	Participation Agreement - MFS(R) Variable Insurance Trust II [For Later Submission]

8(q)	Form of Participation Agreement Novation [For later Submission]

9	Opinion and Consent of Counsel

10	Consents of Independent Auditors and Independent Registered Public Accounting Firm [For later Submission]

13	Powers of Attorney [For later Submission]

14	Agreement and Plan of Merger between The Union Central Life Insurance Company and Ameritas Life Insurance Corp. [For later Submission]